UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐   **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐   **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934**

For the fiscal year ended June 30, 2007

Commission file number 0-28800

DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)

299 PENDORING AVENUE, BLACKHEATH, RANDBURG, 2195, SOUTH AFRICA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act
None
Securities registered or to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2007 the Registrant had outstanding 370,341,981 ordinary shares, of no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐   Item 18 ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

Contact details:
Mr. T.J. Gwebu – Group Legal Counsel, Company Secretary and Compliance Officer
DRDGOLD Limited, 299 Pendoring Avenue, Randburg, 2195, South Africa
Telephone: +2711 219 8700

TABLE OF CONTENTS

PART III

Explanatory Note Regarding the Omission from this Annual Report of Certain Financial Statements Required by Rule 3-09 of Regulation S-X

Prior to April 6, 2006, the Company's shareholding in Emperor was 39.52% and consequently the Company's investment in Emperor was accounted for by the equity method in the Company's consolidated financial statements. On April 6, 2006 the Company's shareholding in Emperor increased to 88.27% at which time it became a subsidiary of the Company and its results of operations were consolidated with the Company and its subsidiaries from that date. Rule 3-09 of Regulation S-X required the Company to include in the 2006 Form 20-F separate audited consolidated financial statements of Emperor Mines Limited as at April 6, 2006 and for the period from July 1, 2005 to April 6, 2006 (together, the "Emperor Financial Statements"). The Company did not include the audited Emperor Financial Statements in the 2006 Form 20-F, but in an explanatory note the Company stated that "the Emperor Financial Statements are currently unavailable and have been omitted from this report. Upon the Emperor Financial Statements becoming available we will file an amendment to this Annual Report to include such financials statements." The Company disposed of its interest in Emperor in October 2007.

Despite the Company's good faith efforts, the Company has had insufficient access to records to prepare the audited Emperor Financial Statements. On December 13, 2007, the Company filed comparable unaudited Emperor Financial Statements as an exhibit to Amendment No.1 of its 2006 Form 20-F. The unaudited Emperor Financial Statements have been incorporated by reference in this Annual Report.

Pursuant to Rule 3-13 of Regulation S-X ("Rule 3-13") the Company has delivered to the United States Securities and Exchange Commission, or the Commission, a written request that the Commission permit the omission of the audited Emperor Financial Statements from the 2006 Form 20-F and their substitution with the comparable unaudited Emperor Financial Statements that the Company is filing as an exhibit to Amendment No. 1 of its 2006 Form 20-F. The Company cannot predict when the Commission will respond to the Company's Rule 3-13 request or, if the Commission responds, whether it will permit the omission of the audited Emperor Financial Statements from the 2006 Form 20-F and their substitution by the unaudited Emperor Financial Statements. Because it is not possible for the Company to prepare the audited Emperor Financial Statements, if the Commission does not permit omission of such financial statements and their substitution by the unaudited Emperor Financial Statements the Company will not have satisfactorily filed all information required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act.

Preparation of Financial Information

We are a South African company and currently all of our operations, as measured in production ounces, are located there. Accordingly, our books of account are maintained in South African Rand. Our financial statements attached hereto are presented in United States Dollars and in accordance with generally accepted accounting principles in the United States, or US GAAP. All references to "Dollars" or "$" herein are to United States Dollars, references to "Rand" or "R" are to South African Rands, references to "A$" are to Australian Dollars, references to "F$" are to Fiji Dollars, and references to "Kina" or "K" are to Papua New Guinean Kinas.

Certain information on this Form 20-F, or the Annual Report, presented in Rands, Australian Dollars, Fiji Dollars or Kinas has been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2007 fiscal year are R7.076 per $1.00, A$1.178 per $1.00 and K2.909 per $1.00, which reflect the noon buying rate in New York City at June 30, 2007. For statement of operations amounts, the average conversion rate for Rand during the 2007 fiscal year of R7.219 per $1.00, A$1.273 per $1.00 and K2.839 per $1.00 is used. The rates used for currency translations for transactions occurring during the 2006 and 2005 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for statements of operations amounts. By including convenience currency translations in this Annual Report, we are not representing that the Rand, Australian Dollar, Kina or Fiji Dollar amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated into Dollars.

In this Annual Report on Form 20-F, we present the financial items "cash costs per ounce" and "total costs per ounce" which have been determined using industry guidelines promulgated by the Gold Institute and are not US GAAP financial measures. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, production costs, net (loss)/profit applicable to common stockholders, (loss)/profit before tax and other items or any other measure of financial performance presented in accordance with US GAAP or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per ounce, total costs and total costs per ounce may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See "Glossary of Terms and Explanations" and Item 5A.: "Operating and Financial Review and Prospects – Cash costs and total costs per ounce - Reconciliation of cash costs per ounce, total costs and total costs per ounce."

DRDGOLD Limited

When used in this Annual Report, the term the "Company" refers to DRDGOLD Limited and the terms "we," "our," "us" or "the Group" refer to the Company and its subsidiaries, associates and joint venture, as appropriate in the context.

Special Note Regarding Forward-Looking Statements

This Annual Report contains certain "forward-looking" statements within the meaning of Section 21E of the Exchange Act, regarding future events or other future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Some of these forward-looking statements include phrases such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "should," or "will continue," or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:
- estimates regarding future production and throughput capacity;
- our anticipated commitments;
- our ability to fund our operations in the next 12 months; and
- estimated production costs, cash costs per ounce and total costs per ounce.

Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:
- adverse changes or uncertainties in general economic conditions in the markets we serve;
- regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
- changes in our competitive position;
- changes in business strategy;
- any major disruption in production at our key facilities; or
- adverse changes in foreign exchange rates and various other factors.

For a discussion of such risks, see Item 3D.: "Risk Factors." The risk factors described in Item 3D. could affect our future results, causing these results to differ materially from these expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Imperial units of measure and metric equivalents

Units stated in this Annual Report are measured in Imperial and Metric.

Metric	**Imperial**	**Imperial**	**Metric**
1 metric tonne	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometres
1 meter	3.28084 feet	1 foot	0.3048 metres
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimetres
1 gram/tonne	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tonnes
0 degree Celsius	32 degrees Fahrenheit	0 degrees Fahrenheit	- 18 degrees Celsius

Glossary of Terms and Explanations

Adularia	A transparent or translucent variety of common feldspar.
Archaean	A period of the geological time scale between 2.5 and 4.6 billion years ago, the earliest part of the Precambrian.
Assaying	The chemical testing process of rock samples to determine mineral content.
Auriferous	Containing gold.
Bonanza	Unexpected high-grade occurrences.
Care and maintenance	Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash costs per ounce	Cash costs are production costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per ounce are calculated by dividing cash costs by ounces of gold produced. Cash costs per ounce have been calculated on a consistent basis for all periods presented. This is a non-US GAAP financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with US GAAP.
Caving	A type of mining in which the ore is blasted and drawn in a manner causing the overhead rock to cave in.
Conglomerate	A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-and-fill	A mining method in which a slice of rock is removed after blasting and replaced with a slice of fill material to provide workers with a platform to mine the next slice of rock.
Cut-off grade	The minimum in-situ grade of ore blocks for which the cash costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Dilution	Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content per ton.
Diorite	An igneous rock formed by the solidification of molten material.
Doré	Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Electrowinning	The process of recovering metal from an ore by means of electro-chemical processes.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per ton of ore.
g/t	Grams per ton.
Horizon	A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Igneous rock	Rock which is magmatic in origin.
Intrusive	Rock which while molten, penetrated into or between other rocks, but solidified before reaching the surface.
Life of mine	Projected life of a mining operation based on the Proven and Probable Ore Reserves.
Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor	This is the gold content recovered expressed as a percentage of the gold content called.
Mill	Material passed through the metallurgical plant for processing.
Mt	Million tons.
Opening up	The potential that previously abandoned shafts have to be reopened and mined.
Ore	A mixture of valuable and worthless minerals from which the extraction of at least one mineral is technically and economically viable.
Ore Reserves	Attributable total Ore Reserves of subsidiaries.
Pay-limit	The minimum in-situ grade of ore blocks for which cash costs, including all overhead costs, are equal to a projected gold price per ounce.
Proven Ore Reserves	Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.

Probable Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.
oz/t	Ounces per ton.
Reef	A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary	Formed by the deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft	An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste. A shaft generally has more than one compartment.
Shrinkage stoping	A mining method in which a small percentage of the broken ore is drawn as mining progresses to make room for subsequent mining activities. Most of the blasted ore is left to accumulate in the stope and is drawn after the stope is completely mined.
Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing	The localized failure of part of the slimes dam wall caused by a build up of water within the dam.
Stope	Underground production working area on the Ore Horizon.
Sub-level stoping	A method of mining in which the ore is blasted, on multiple levels in one stope, and drawn off as it is blasted, leaving an open stope.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tons	Quantities where the metric ton is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total costs per ounce	Total costs per ounce represent the full amount of costs incurred and represents the difference between revenues from gold bullion delivered to refineries and profits or losses before taxation. Total costs per ounce are calculated by dividing total costs by ounces of gold produced. Total costs per ounce have been calculated on a consistent basis for all periods presented. This is a non-US GAAP financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with US GAAP.
Tpm	Tons per month.
Up-dip mining	A mining method in which the drilled and blasted ore gravitates into slushers or gullies leaving an open space. This is normally used in narrow stopes.
Waste rock	Non-auriferous rock.
Yield	The amount of recovered gold from production generally expressed in ounces or grams per ton of ore.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

The following selected consolidated financial data as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with US GAAP. These consolidated financial statements have been audited by KPMG Inc. as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005. The selected consolidated financial data as of June 30, 2004 and 2003 and for the years ended June 30, 2004 and 2003 are derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with US GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: "Operating and Financial Review and Prospects" and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)

	Year ended June 30,				
	2007	**2006[1]**	**2005[1]**	**2004[1]**	**2003[1]**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Consolidated Statement of Operations Data					
Revenues	237,274	177,870	100,816	122,809	109,419
Production costs	(218,163)	(165,365)	(100,310)	(111,376)	(90,761)
Net operating (loss)/income	(33,921)	(2,512)	(23,211)	(34,741)	47,237
(Loss)/profit from continuing operations before tax and other items	(36,181)	(1,447)	(40,698)	(29,419)	59,406
Income and mining tax benefit/(expense)	410	526	(247)	(5,755)	(15,830)
Equity in loss from associates	-	(4,501)	-	(8,827)	(9,452)
Minority interest	7,654	(931)	(2)	(7)	-
Net (loss)/profit from continuing operations applicable to common stockholders	(28,117)	(6,353)	(40,947)	(44,008)	34,124
Loss from discontinued operation, net of taxes	(104,725)	(17,478)	(40,842)	(14,890)	(19,992)
Net (loss)/profit applicable to common stockholders	(132,842)	(23,831)	(81,789)	(58,898)	13,959
Basic (loss)/profit per share - continuing operations (cents)	(8)	(2)	(16)	(16)	19
Basic loss per share - discontinued operation (cents)	(32)	(6)	(16)	(11)	(11)
Basic (loss)/profit per share (cents)	(40)	(8)	(32)	(27)	8
Diluted (loss)/profit per share - continuing operations (cents)	(8)	(2)	(16)	(16)	17
Diluted loss per share - discontinued operation (cents)	(32)	(6)	(16)	(11)	(11)
Diluted (loss)/profit per share (cents)	(40)	(8)	(32)	(27)	6
Consolidated Balance Sheet Data					
Cash and cash equivalents	19,354	54,912	36,085	22,453	44,423
Total assets	231,275	406,221	238,257	282,735	207,335
Total liabilities	(239,715)	(272,336)	(158,330)	(200,194)	(197,145)
Long-term loans	-	(50,252)	(69,314)	(59,865)	(63,149)
Stockholders' (equity)/deficit	9,318	(103,014)	(79,053)	(81,612)	(10,190)
Total liabilities and stockholders' equity	(231,275)	(406,221)	(238,257)	(282,735)	(207,335)
Number of shares issued as at June 30	370,341,981	320,035,078	296,206,048	233,307,667	184,222,073
Non-US GAAP Financial Data					
Working capital (deficit)/surplus[2]	(66,980)	(45,468)	11,597	(24,993)	2,419
Cash costs per ounce[3] - continuing operations	576	498	421	349	275
Cash costs per ounce[3] - discontinued operation	625	355	346	339	312
Cash costs per ounce[3]	586	458	374	343	297
Total costs per ounce[4] - continuing operations	722	541	594	477	151
Total costs per ounce[4] - discontinued operation	1,977	526	453	396	321
Total costs per ounce[4]	981	536	506	428	250

---

[1] Comparatives have been restated for the reclassification of Porgera and Vatukoula as discontinued operations.

[2] Working capital (deficit)/surplus is a non-US GAAP financial measure of performance that we use to determine our liquidity and is defined as current assets less current liabilities.

[3] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: "Operating Results."

[4] Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: "Operating Results."

3B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D. RISK FACTORS

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and operating results.

Some of the most relevant risks are summarized below and have been organized into the following categories:

- Risks related to our business and operations;
- Risks related to the gold mining industry;
- Risks related to doing business in South Africa; and
- Risks related to ownership in our ordinary shares, American Depositary shares, or ADSs.

Risks related to our business and operations

A strong Rand and a weak gold price negatively affect our operations.

As the majority of our production costs are in Rands, while gold is generally sold in Dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the Rand. Although the Rand depreciated against the Dollar in fiscal 2007, 2006 and 2005 (based on the average exchange rates at June 30 of each year), it has substantially appreciated against the Dollar since December 2001. The appreciation of the Rand against the Dollar since December 2001 has had an adverse effect on revenue received by us in Rands. These circumstances most adversely affected the North West Operations during fiscal 2005. Due to the marginal nature of our mines in South Africa, any sustained decline in the market price of gold below the cost of production, could result in the closure of our other South African mines which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our business, operating results and financial condition.

Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.

We generally do not enter into forward contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements of the Rand, Kina and Fiji Dollar. We sell our gold and trade our foreign currency at the spot price in the market on the date of trade. If the Dollar gold price should fall and the regional functional currencies should strengthen against the Dollar, resulting in revenue below our cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2006 and fiscal 2007, the Rand depreciated against the Dollar by 3.3% and 12.3% respectively (based on average exchange rates at June 30 of each year). As at June 30, 2007, even though the Rand depreciated against the Dollar during the fiscal year, it has appreciated by 47.3% since 2001 when it reached R13.44 = $1.00 in December 2001 (based on closing rates).

A decrease in the gold price and a strengthening of the foreign exchange rate of the Rand could result in a decrease in profitability. In fiscal 2007 and 2006, 70% and 60% of production respectively, was from South African mines providing significant exposure to the strengthening of the Rand and a decrease in profitability. If the Rand continues to appreciate in such a manner, our operations could continue to experience a reduction in cash flow and profitability and this would negatively and adversely affect our business, operating results and financial condition.

We have a history of losses and may incur losses in the future.

We incurred net losses of $132.8 million for fiscal 2007, $23.8 million for fiscal 2006 and $81.8 million for fiscal 2005, and we may continue to incur losses in the future. Our profits and cash flows of the South African Operations are directly exposed to the strength of the Rand and higher input costs as we generally do not hedge. These mines are also regarded as older, higher cost and lower-grade gold producers. In addition to our ability to identify Ore Reserves that can be mined economically and to maintain sufficient controls on production and other costs, the exchange rate fluctuations will have a material influence on the future viability of these mines.

Our profits and cash flows of the Australasian Operations have been negatively impacted by the decrease in production at all of these operations. On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. On March 28, 2007 Emperor Mines Limited, or Emperor, completed an agreement to sell all its Fijian assets, including the Vatukoula mine, to Westech Gold (Pty) Limited, a private company incorporated in Australia. Excluding the Vatukoula mine, production at the Australasian Operations decreased by 37% in fiscal 2007, mainly as a result of suspending mining activity from the Gulbadi area at our Tolukuma operation. In April 2007, Emperor announced the sale of its 20% interest in the Porgera Joint Venture to the Barrick Gold Corporation, a transaction that was approved by DRDGOLD shareholders at a general meeting held on July 27, 2007. This transaction was completed on August 17, 2007. Furthermore, on October 23, 2007, we announced the disposal of our remaining interest in Emperor.

We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

Management's estimates on future cash flows are subject to risks and uncertainties, such as the gold price, production volumes, costs and seismicity. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from alternative financing and we cannot guarantee that any such financing would be on acceptable terms, or would be permitted under the terms of our existing financing arrangements, or would be available at any terms. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or increased working capital requirements may be adversely affected.

The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.

Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts in the regions in which we operate and any new regions that we identify. In fiscal 2007, our ore reserves decreased by 28.6% primarily as a consequence of the closure and subsequent disposal of the Vatukoula mine and our interest in the Porgera Joint Venture. In fiscal 2006, our ore reserves increased with the acquisition of Crown Gold Recoveries (Pty) Limited, or Crown, East Rand Proprietary Mines Limited, or ERPM and Emperor. In fiscal 2005, our Ore Reserves decreased primarily as a result of placing the North West Operations into provisional liquidation and losing access to its ore reserves. Additionally, the strength of the Rand caused a decline in the Rand gold price in fiscal 2005. Mining higher grade reserves in our South African mines is likely to be more difficult in the future, due to the age of these mines and safety concerns and could result in increased production costs and reduced profitability. We can make no assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to discover or acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition.

To the extent that we seek to expand through acquisitions, we may experience difficulty in managing these acquisitions and integrating them with our existing operations.

Our success in acquiring control over potential future acquisitions of new gold mining operations involves a number of risks including:

- maintaining our financial and strategic focus while integrating the acquired business;
- implementing uniform standards, controls, procedures and policies at the acquired business;
- assimilating the operations of an acquired business in a timely and efficient manner;
- unifying our periodic and year-end financial audit processes if the acquired operation engages a public accounting firm different from the one that we engage;
- increasing pressures on existing management to oversee an expanding company; and
- to the extent that we make an acquisition outside of markets in which we have previously operated, conducting and managing operations in a new operating environment.

Any difficulties or time delays in achieving successful integration of new acquisitions could have a material adverse effect on our business, operating results and financial condition.

The ability to grow through acquisitions may be restricted by not successfully achieving our acquisition strategy.

Our objective is to grow our business by improving efficiency at our existing operations as well as through acquisitions. From time to time we consider the acquisition of mining assets including Ore Reserves, development properties, operating mines or mining companies. Successfully acquiring mining assets may be hindered by the following:

- the market for acquisitions is competitive and we may not always be successful in identifying and purchasing assets that fit our strategy;
- the ability to conduct a comprehensive due diligence analysis could be restricted due to unavailable information;
- we may need to use a combination of historical and projected data in order to evaluate the financial and operational feasibility of the target assets. These analyses are based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters could differ significantly from the estimates and assumptions used in the evaluation process, which could result in an incorrect evaluation of the quality of the assets to be acquired;
- our inability to make suitable acquisitions at an appropriate price could adversely affect our ongoing business and financial position, particularly if the Rand strengthens against the Dollar;
- we may experience difficulty in negotiating acceptable terms with the seller of the business to be acquired;
- we may not be able to obtain the financing necessary to complete future acquisitions;
- we may not be able to obtain necessary approvals from regulatory authorities;
- acquisitions financed through the issue of shares may result in a dilution in the value of our shares if the value of the business acquired is not realized;
- as a marginal gold producer, in the past we have acquired, and we plan to continue to acquire, marginal mines with relatively higher production costs and lower returns. We may not be able to reduce the production costs or increase the returns on these mines in the short to medium term, due to:
    - high employment costs;
    - accessibility of reserves on an economically feasible basis;
    - unexpected technical difficulties;
    - the inability to extend the life of mine; and
- we could experience financial loss through costs incurred in evaluating and pursuing failed acquisitions or overpaying for an acquisition.

Any problems experienced by us in connection with an acquisition as a result of one or more of these factors could have an adverse effect on our business, operating results and financial condition.

Because we do not use forward sale arrangements to protect against low gold prices with respect to most of our production, we are exposed to the impact of any significant drop in the gold price.

We do not intend to enter into new forward sale arrangements to reduce our risk of exposure to volatility in the gold price. Accordingly, with respect to all of our production, we are not protected against decreases in the gold price therefore if the gold price decreases significantly we run the risk of reduced revenues.

We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness.

We have evaluated our internal controls surrounding the financial reporting process so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. During the course of this evaluation, we have identified areas within our internal controls over the financial reporting process that need improvement (refer to Item 15.: "Controls and Procedures"). As we have identified deficiencies within our internal controls surrounding the financial reporting process and implemented the appropriate remediation steps to address these deficiencies, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future. This could impact our ability to comply with Section 404 in a timely manner and in turn our independent auditors may not be able to attest to the effectiveness of our internal controls over financial reporting at the fiscal 2008 deadline. As a result, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls.

Failure to discover and remediate material weaknesses in our internal controls in relation to our US GAAP financial reporting could have an adverse effect on our business.

During fiscal 2004 and 2007, we discovered material weaknesses in our internal controls. Effective internal controls are necessary for us to provide reliable US GAAP financial reports. Failure to prevent these material weaknesses from reoccurring and to provide reliable US GAAP financial reports could have an adverse effect on our share price. Within the areas where our operations and accounting functions are located remedying these material weaknesses is challenging in light of the limited availability of internal accounting employee candidates who have sufficient knowledge and experience regarding the application of US GAAP and the United States Securities and Exchange Commission, or SEC, requirements and of external advisers with US GAAP expertise to supplement our internal resources.

Our production costs may fluctuate and have an adverse effect on our results of operations.

Our historical production costs have varied significantly and we cannot predict what our production costs may be in the future. Production costs are affected by, amongst other things:

- labor stability, lack of productivity and increases in labor costs;
- increases in crude oil, steel, electricity and water prices;
- unforeseen changes in ore grades and recoveries;
- unexpected changes in the quality or quantity of reserves;
- unstable or unexpected ground conditions and seismic activity;
- technical production issues;
- environmental and industrial accidents;
- gold theft;
- environmental factors; and
- pollution.

Significant increases in our production costs caused by one or more of these factors could have an adverse effect on our business, operating results and financial condition.

Increased production costs would affect profitability.

The majority of our production costs consist of labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our South African Operations have, and could in the future, increase at rates in excess of our annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. In 2005, we entered into a two year wage agreement with the National Union of Mine Workers, or NUM. Similarly two year wage agreements were entered into at Crown and ERPM. Those wage agreements have all since expired and new agreements have been negotiated. For Blyvoor, a two-year agreement (effective from July 1, 2007) with NUM, UASA and Solidarity was signed on October 31, 2007. This agreement will result in effective wage increases of 9.5% and 7.5% for fiscal 2008 and fiscal 2009, respectively. Similarly, two new wage agreements (effective from October 1, 2007) have been signed for Crown and ERPM. These agreements will result in effective wage increases of 9.6% and 9.3% for Crown in fiscal 2008 and fiscal 2009, respectively and in effective wage increases of 14.2% and 10.8% for ERPM in fiscal 2008 and fiscal 2009, respectively. In the past, we have been impacted by price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increases in labor costs, could result in our costs of production increasing above the gold price received. Discussions with suppliers to moderate price increases have been unsuccessful in the past.

The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2007 as a result of the general increase in the cost of crude oil in global markets. In the event that the increase in crude oil prices continues, this could have a significant impact on our production costs. Our initiatives to reduce costs may not be sufficient to offset the increases imposed on our operations and could negatively affect our business, operating results and financial condition.

Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.

Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment, under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities impact the environment, including land, habitat, streams and environment near the mining sites. Delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs to achieve compliance, therefore having a material adverse effect on our profitability.

We have made, and expect to make in the future, expenditures to comply with these laws and regulations. We have estimated these liabilities at $83.2 million and included them in the discounted provision for the Group's environmental rehabilitation, reclamation and closure costs of $43.4 million on our balance sheet as at June 30, 2007. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.

Seismicity and other natural disasters could impact the going concern of our operations.

We run the inherent risk that seismic activity and/or other natural disasters could cripple our operations and affect their ability to continue production. On March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the No. 5 Shaft of the North West Operations was closed. There was continuing seismic activity in the area and on March 16, 2005, the Company closed the No. 2 Shaft because of concerns for the safety of employees. Seismic activity has had, and may continue to have, a harmful effect on our business, operating results and financial condition.

Flooding at our operations may cause us to incur liabilities for environmental damage.

Flooding of underground mining areas is an inherent risk at our South African Operations. If the rate of rise of water is not controlled, water from our workings could potentially rise to the surface or decant into surrounding underground workings or natural underground water sources. Due to the withdrawal of government pumping subsidies at Durban Deep and West Wits, we have ceased active pumping of underground water at these mines. Progressive flooding where these operations are located could eventually cause the discharge of polluted water to the surface and to local water sources.

Estimates of the probable rate of rise of water in those mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face claims relating to environmental damage and pollution of ground water, streams and wetlands. These claims may have a material adverse effect on our business, operating results and financial condition.

We have ageing assets in South Africa, which exposes us to greater risk of our infrastructure failing, higher maintenance costs and potentially greater health, safety and environmental liabilities.

Our South African assets are made up predominantly of mature assets, which we acquired after they had reached the end of the planned production cycle under their previous owners, and our strategy has been to revive these assets through specialist planning and mining techniques. The ageing infrastructure and installations typical of these operations require constant maintenance and continuing capital expenditure. This materially increases our operational costs. The mature state of these assets, coupled with the technology applied in many of our installations was not regularly updated and accordingly has become obsolete compared to the technology used in more modern mines. As a result the risk of technology failure is high, and the maintenance of these installations, costly.

Due to the nature of the business and because our marginal mines predominantly are comprised of aged infrastructures, we inherently run the risk of exposure to greater health, safety and environmental liabilities which we closely monitor but are unable to fully mitigate.

Due to the nature of our business, our employees face health and safety risks.

Regrettably eight people died in work-related incidents during fiscal 2007, compared to seven fatalities in fiscal 2006. Three of these fatalities were largely attributable to seismicity-related rockfalls. The other five fatalities resulted from one noxious fumes incident, one truck and tramming incident, one rigging incident and two fatalities in a helicopter accident. While seismic monitoring continues to be an invaluable tool in the management of seismicity, there is still risk of seismic induced fatalities occurring which we may not be able to prevent. Preventing occupational diseases such as tuberculosis and noise-induced hearing loss is a priority and is addressed through close adherence to legislated requirements. Mine and safety regulations of the countries in which we conduct our operations impose various duties on us at our mines and grant the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps, including temporary suspension of underground mining, which could increase our costs or reduce our production capacity. This could have a material adverse effect on our business, operating results and financial condition.

Events may occur for which we are not insured which could affect our cash flows and profitability.

Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property and liability insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of $212 million (R1.5 billion). Claims for each and every event are limited by the insurers to $141 million (R1.0 billion). This policy is limited by initial deductible amounts covering the loss of surface and underground assets, and losses due to seismic events, machinery breakdown, flooding, fire and accidents. Business interruption is only covered from the time the loss actually occurs. The deductible amounts vary between categories with the maximum deductible amount being $5.7 million (R40.0 million). A specific limitation of $14.1 million (R100.0 million) applies for loss suffered or claims as a result of any seismic event smaller than 4.5 on the Richter scale. General liability insurance cover is in the amount of $141 million (R1.0 billion).

Future insurance coverage may not cover the extent of claims brought against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims which exceed our insurance coverage, our costs may increase which could have a material adverse effect on our business, operating results and financial condition.

If we are unable to attract and retain key personnel our business may be harmed.

The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including our Chief Executive Officer and our Chief Financial Officer. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain "key man" life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans, which may result in decreased production, increased costs and decreased profitability.

Risks related to the gold mining industry

A change in the price of gold, which in the past has fluctuated widely, is beyond our control.

Historically, the gold price has fluctuated widely and is affected by numerous industry factors, over which we have no control, including:

- the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;
- the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewellery;
- speculative trading activities in gold;
- the overall level of forward sales by other gold producers;
- the overall level and cost of production of other gold producers;
- international or regional political and economic events or trends;
- the strength of the Dollar (the currency in which gold prices generally are quoted) and of other currencies;
- financial market expectations regarding the rate of inflation; and
- interest rates.

Our company's profitability may be negatively impacted if revenue from gold sales drops below the cost of production for an extended period.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

We must continually replace Ore Reserves that are depleted by production. Notably during fiscal 2005, we lost access to the ore reserves from our North West Operations since Buffelsfontein, which owns the North West Operations, was placed into provisional liquidation on March 22, 2005. Additionally, with the disposal of the Vatukoula mine during fiscal 2007 and of our remaining interest in Emperor in fiscal 2008, we have lost access to our Australasian Operations' Ore Reserves. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Gold mining companies may undertake exploration activities to discover gold mineralization, which in turn may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible.

During this time, the economic feasibility of production may change. Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our properties. Our mineral exploration rights may also not contain commercially exploitable reserves of gold. The costs incurred on unsuccessful exploration activities are, as a result, not likely to be recovered and we could incur a write-down on our investment in that interest or the irrecoverable loss of funds spent.

There is uncertainty with our Ore Reserve estimates.

Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may be imprecise and may not reflect actual reserves or future production.

Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor costs, increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the Ore Reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business, operating results and financial condition.

Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.

The business of gold mining takes place in underground mines, open pit mines and surface operations for the retreatment of rock dumps and tailings dams. These operations are exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury to, employees, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include, but are not limited to:

- environmental hazards and pollution, including the discharge of gases, toxic chemicals, pollutants, radioactive materials and other hazardous material into the air and water;
- seismic activity which could lead to rock bursts, cave-ins, pit slope failures or, in the event of a significant event, total closure of sections or an entire underground mine;
- unexpected geological formations which reduce or prevent mining from taking place;
- flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution, and waterway contamination;
- underground fires and explosions, including those caused by flammable gas;
- accidents caused from and related to drilling, blasting, removing, transporting and processing material, and the collapse of pit walls and tailings dams; and
- decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes.

In addition, deep level underground mines in South Africa, as compared to other gold mining countries, involve significant risks and hazards not associated with open pit or surface rock dump and tailings dam retreatment operations. These risks and hazards include underground fires, encountering unexpected geological formations, unanticipated ground and water conditions, fall-of-ground accidents and seismic activity. The level of seismic activity in a deep level gold mine varies based on the rock formation and geological structures in the mine. The occurrence of any of these hazards could delay production, increase production costs and may result in legal claims.

Risks related to doing business in South Africa

Political or economic instability in the regions in which we operate may reduce our production and profitability.

We are incorporated and own operations in South Africa. As a result, political and economic risks relating to South Africa could reduce our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached record highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased significantly however, as of June 2007, the Consumer Price Inflation Index, or CPIX, stood at 6.4%, up from 4.8% since June 2006. Analysts expect inflation to decrease slightly this year but still believe that the CPIX target band would be in the region of 3-6%, partly due to the rapid growth in the private sector. As of September 2007, the CPIX rate further increased to 6.7% which is higher than the maximum analyst prediction of 6%. A return to high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the Rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

AIDS poses risks to us in terms of productivity and costs.

Acquired Immune Deficiency Syndrome, or AIDS, and tuberculosis which is closely associated with the onset of the disease and is exacerbated in the presence of HIV/AIDS, represents a very serious health care challenge in the mining industry. Human Immunodeficiency Virus, or HIV, is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It is estimated that approximately 35% - 40% of the mining industry workforce in South Africa are HIV positive. The exact extent to which our mining workforce within South Africa is infected with HIV/AIDS is unknown at this stage. The existence of the disease poses a risk to us in terms of the potential reduction in productivity and increase in medical costs.

Government policies in South Africa may adversely impact our operations and profits.

Government Regulation

The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government's administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments.

The Mineral and Petroleum Resources Development Act, 2002

On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, was enacted, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the "old order rights," are to be converted to "new order rights," essentially the right to mine. The MPRD Act allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. During fiscal 2008, we will submit the respective applications in order to comply with the requirements of the Mining Charter as described below. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the State, and if enforceable the level of compensation we will receive, if any. Factors that are taken into account are market value, as well as the history of acquisition of these rights.

Where new order rights are obtained under the MPRD Act, these rights will not be equivalent to our existing property rights. The area covered by the new order rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Minerals and Energy in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program.

The implementation of the MPRD Act will result in significant adjustments to our property ownership structure. To the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations.

Possible taxation reform and mining royalties

The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the South African Government has indicated that it is looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill, which was released in March 2003 for comment. The Royalty Bill proposed a three percent royalty on gross revenue for gold mining companies. In conjunction with the South African Mining Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in February 2004, the South African Finance Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that the government's preference is for a revenue based royalty, with introduction of the royalty as of 2009. After extensive consultations, the Royalty Bill was revised to reflect a significant reduction of royalty rates compared to the proposals in the first draft but still proposes a revenue based royalty payment system. In October 2006, the second draft of the Royalty Bill was approved and published. The bill provides for a royalty of 1.5% of gross revenue per year, payable quarterly. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.825% and 0.975% at the prevailing marginal tax rates applicable to the group. If the bill is passed in its current form by Parliament, the payment of royalties will commence on May 1, 2009. The introduction of the proposed revenue based royalty would have an adverse effect on the business, operating results and financial condition of our South African Operations.

The Broad Based Socio-Economic Empowerment Charter

The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter (effective from May 1, 2004), establishes certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa.

The goals set by the Mining Charter include that each mining company must achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at fair market value. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter. Failure on our part to comply with the requirements of the Mining Charter and the "scorecard" could subject us to negative consequences. We may incur expenses in giving additional effect to the Mining Charter and the "scorecard", including costs which we may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of our existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to our existing rights. We run the risk of losing our mining rights if we do not comply with the requirements stipulated in the Mining Charter. This could have an adverse affect on our business, operating results and financial condition.

Land claims

Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us using that land and exploiting any mineral reserves located there. This could have an adverse affect on our business, operating results and financial condition.

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

Labor costs constitute 39% of our production costs for fiscal 2007, 35% for fiscal 2006 and 51% for fiscal 2005. As of June 30, 2007, we employ and contract 8,740 people. Of these, 7,971 are employed in our South African Operations, of whom, approximately 70% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our South African mines. Unreasonable wage demands could increase production costs to levels where our South African Operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We may also experience labor unrest at our operations. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. A repeat of such events could have an adverse effect on our business, operating results and financial condition.

In recent years, labor laws in South Africa have changed in ways that significantly affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to us. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees. Labor cost increases could have an adverse effect on our business, operating results and financial condition.

Our financial flexibility could be materially constrained by South African currency restrictions.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, including South Africa. The Exchange Control Department of the South African Reserve Bank, or SARB, is responsible for the administration of exchange control regulations. In particular, South African companies:

- are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of SARB;
- are generally required to repatriate, to South Africa, profits of foreign operations; and
- are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. For further information see Item 10D.: "Exchange Controls."

Risks related to ownership of our ordinary shares or ADSs

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of ordinary shares traded on JSE Limited, or JSE.

In July 2006, we delisted from the Australian Stock Exchange and currently our primary listing for our ordinary shares is only the JSE. The principal trading market for our ADSs is the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market). On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq Capital Market. For the 12 months ended June 30, 2007, only 21% of the ordinary shares publicly traded were traded on the JSE. The limited liquidity of the ordinary shares traded on the JSE could limit your ability to sell a substantial number of ordinary shares on the JSE in a timely manner, especially by means of a large block trade.

Sales of large volumes of our ordinary shares or ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of our ordinary shares or ADSs may decide to sell them at any time. Sales of our ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the market place will increase trading volumes and may place our share price under pressure.

Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.

Our Company is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of our ordinary shares, and therefore many of the rights of our ADS holders, are governed by our memorandum and articles of association and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.

We may be subject to an increase in compliance costs with our continued efforts to increase the transparency of our reporting requirements and changing corporate governance initiatives.

As a result of our listings on the Nasdaq Capital Market and JSE, we are required to comply with new and changing reporting requirements that have over recent years emphasized an increase in the transparency of public disclosure. The associated regulatory standards set forth by the exchanges' governing bodies may change over time and may be subject to interpretation. As a result we may not execute the application of these standards properly and will congruently experience an increase in the cost of our compliance efforts. For example, management's required assessment of our internal controls over the financial reporting process stipulated by Section 404 of the Sarbanes-Oxley Act of 2002 commands the need for resources from management in addition to our external auditors who are required to attest to our assessment. Maintaining high standards of corporate governance and public disclosure is highly prioritized in our organization and with our continued efforts to comply with these laws currently effective and any future legislative introductions or changes, we will continue to incur the related costs.

It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against us or against members of our board.

Our Company, certain members of our board of directors and executive officers are residents of South Africa. In addition, our cash producing assets are located outside the United States and a major portion of the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of legal process, within the United States or elsewhere outside South Africa, upon most of our directors or officers, including matters arising under United States federal securities laws or applicable United States state securities laws.

Moreover, it may not be possible for you to enforce against us or the members of our board of directors and executive officers judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by fraudulent means;
- the judgment does not involve the enforcement of a penal or revenue law; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts. It is not possible therefore for an investor to seek to impose criminal liability on us in a South African court arising from a violation of United States federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

DRDGOLD Limited is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. In South Africa, we have a 74% interest in DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA. Of the remaining 26%, 20% is held by our Black Economic Empowerment, or BEE, partner Khumo Gold SPV (Pty) Limited, or Khumo Gold and 6% is held by an employee trust. DRDGOLD SA wholly owns and operates Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, East Rand Proprietary Mines Limited, or ERPM, and Crown Gold Recoveries (Pty) Limited, or Crown. In Australasia as at June 30, 2007, we held a 78.72% interest in Emperor Mines Limited, or Emperor, which owned and operated the Tolukuma gold mine in Papua New Guinea, or PNG, and also held a 20% interest in the unincorporated Porgera Joint Venture in PNG, managed by Barrick Gold Corporation, or Barrick, which was sold on August 17, 2007. We sold our entire shareholding in Emperor on October 22, 2007.

We are a public company, incorporated on February 16, 1895, as Durban Roodepoort Deep, Limited, and our shares were listed on the JSE in that same year. In 1898, our milling operations commenced with 30 stamp mills and in that year we treated 38,728 tons of ore and produced 22,958 ounces of gold. In South Africa, we have focused our operations on the West Witwatersrand basin which has been a gold production region for over 100 years.

To ensure access to global markets our shares and/or related instruments trade on the JSE Limited, or JSE, Nasdaq Capital Market (formerly the Nasdaq SmallCap Market), the Marche Libre on the Paris Bourse, the Brussels Bourse in the form of International Depository Receipts, the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

Our registered office and business address is 299 Pendoring Avenue, Blackheath, Randburg, South Africa, 2195. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 219-8700 and our facsimile number is (+27 11) 476-2637. We are registered under the South African Companies Act, 1973 (as amended) under registration number 1895/000926/06. For our ADSs, The Bank of New York, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.

South African Operations

- **Blyvoor**, acquired on September 15, 1997, in exchange for 12,693,279 of our ordinary shares, is a predominantly underground operating mine located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources.
- **Crown** (acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares), also located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations.
- **ERPM** which consists of an underground mine and the Cason Dump surface retreatment operation was acquired on October 10, 2002, by Crown.

During fiscal 2007, we restructured our South African operations (see Item 4A.: "History and Development of the Company - Important Events in Our Development Generally and in the Current Year") so that we now hold a 74% (2006: 85%) interest in a newly created company, DRDGOLD SA, which in turn holds a 100% stake in ERPM, Crown and Blyvoor.

Australasian Operations

- **Tolukuma** (various stakes acquired between September 1999 to June 2001, in exchange for a total of 8,125,082 shares and $3.3 million in cash), an underground mine in PNG, provided an initial base in the Australasian region and led to the acquisition of a 20% interest in the unincorporated Porgera Joint Venture.
- **Porgera,** an open pit and underground mining operation in PNG, was acquired in October 2003 in exchange for 6,643,902 shares and $60.3 million in cash.
- The **Vatukoula** mine**,** a multi-shaft underground mine in Fiji, was acquired during fiscal 2006 when we concluded a sale and purchase agreement with Emperor. Pursuant to this agreement we initially held 88.3% of Emperor which in turn held a 100% interest in Tolukuma, a 100% stake in the Vatukoula mine, a 20% interest in the Porgera Joint Venture and all of our exploration tenements in PNG. Subsequently, our shareholding was diluted to 78.72%, following a number of share issues in which we did not participate.

In March 2007, Emperor sold all of its Fijian assets, including the Vatukoula mine to Westech Gold (Pty) Limited. Under the agreement Emperor sold 100% of its shares in its Australian subsidiary which in turn owned the Fijian assets. The sale was completed on March 28, 2007. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007, we sold our entire shareholding in Emperor to various institutional investors.

Important Events in Our Development Generally and in the Current Year

Purchase of the Top Star Dump

On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti Limited, or Anglo Gold Ashanti, to purchase the remaining extent of Erf 1 Park Central Township, better known as "The Top Star Dump", in central Johannesburg for an amount of R8.0 million ($1.1 million). In addition, a further R24.0 million ($3.4 million) is expected to be spent on the infrastructure that will enable us to process the dump. The Top Star Dump has been evaluated geostatistically by us and reviewed independently by RSG Global and has a probable reserve of 5.1 Mt, at a grade of 0.755 g/t.

On August 30, 2006, the Provincial Heritage Resources Authority of Gauteng, or PHRAG, published a notice in the Gauteng Provincial Gazette in terms of which the dump was provisionally protected for a period of two years. We lodged an appeal against the decision to issue the protection order, and on October 30, 2007 the PHRAG withdrew the protection order.

6% Senior Convertible Notes

On November 15, 2006, we repaid, in full, our outstanding 6% Senior Convertible Notes which matured on November 12, 2006. We paid a total of $69.6 million to the holders of the Senior Convertible Notes, which included the aggregate principal amount of the Senior Convertible Notes of $66.0 million, plus all accrued original issue discount and interest. The repayment was funded from available cash resources and borrowing facilities. Our obligations under the Senior Convertible Notes have now been satisfied and discharged.

West Rand Joint Venture

On April 26, 2007, we and Mintails Limited, or Mintails, announced the formation of a joint venture company to explore, evaluate and potentially mine gold and uranium by opencast and underground mining methods in the Western Rand Goldfield of South Africa's Witwatersrand Basin. Following discussions initiated during the fourth quarter of 2006, the joint venture company stakeholders, we, Mintails SA (Pty) Limited, or Mintails SA, a wholly owned subsidiary of Mintails, and Mineral and Mining Reclamation Services (Pty) Ltd, or MMRS, have agreed to consolidate their West Rand Goldfield projects comprising Rand Leases, Durban Roodepoort Deep, East Champ D'Or, Luipaardsvlei and West Rand Consolidated (including West Wits). The joint venture company's goal is to reevaluate and restart mining on the West Rand goldfield, which forms part of the Witwatersrand Basin in South Africa's Gauteng province. Initially, we and Mintails SA will hold 45% each in the joint venture company and MMRS the remaining 10%.

Ergo Mining Joint Venture

On June 7, 2007, we and Mintails announced the formation of the Ergo Mining Joint Venture between Mintails SA and DRDGOLD SA. Following discussions initiated in the first quarter of 2007, the Ergo Mining Joint Venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA would contribute one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA would contribute the Elsburg tailings complex, comprising approximately 180 Mt of tailings. Mintails SA and DRDGOLD SA would each own 50% of the Ergo Mining Joint Venture.

The Ergo Mining Joint Venture acquired from Anglo Gold Ashanti significant gold-bearing tailings materials created from historical gold production and remaining infrastructure surrounding Ergo, a surface reclamation operation on South Africa's East Rand goldfields which was discontinued by Anglo Gold Ashanti in 2004. It is envisaged that the Ergo Mining Joint Venture, together with the additional tailings resources and infrastructure acquired from Anglo Gold Ashanti, will create significant potential for the processing of surface gold tailings on the East Rand goldfields. Over its 25-year history, Ergo processed more than 890 Mt of tailings material on the East Rand and produced approximately 8.2 million ounces of gold and 5.5 million pounds of uranium through two plants, Brakpan and East Daggafontein. These two plants were purchased by Mintails SA in 2006.

The Ergo Mining Joint Venture entered into a sale of assets agreement with Anglo Gold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of Ergo for a consideration of R42.8 million ($6.1 million). These assets will be operated by the Ergo Mining Joint Venture for its own account, under the Anglo Gold Ashanti authorizations, until new order mining rights have been obtained. These assets, comprising servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material, provide a platform to consolidate these tailings assets with the Elsburg tailings.

The Ergo Mining Joint Venture would be managed by Crown, which has treated more than 200 Mt of sand and slime and produced approximately 2.8 million ounces of gold through its plants. The initial phase of the project envisaged the refurbishment of one CIL circuit at the Brakpan plant which would have the capacity to treat an estimated 1.25 Mt of tailings per month. The process would involve the treatment of tailings from the Elsburg tailings complex through the Brakpan plant with residue being deposited on the East Daggafontein deposition site.

On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA its partner in the previously announced Ergo Mining Joint Venture, which provides for significant expansion of the joint venture through:

- the planned refurbishment over the next 36 months of all infrastructure at the Brakpan plant, to increase capacity from one CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
- substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.

The expanded Ergo Mining Joint Venture will pursue feasibility studies to refurbish and re-open the full Brakpan plant, which historically produced gold, uranium and sulphuric acid. Through this expansion, the Ergo Mining Joint Venture partners have endorsed the strategy of pursuing a consolidation of all their available and unexploited surface gold and uranium assets on the East Rand.

Phase I of the Ergo Mining Joint Venture involves the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15 Mt of tailings a year, for the recovery of some 75,000 ounces of gold a year. Phase II, now under investigation, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants.

Agreements have been concluded for:

- the acquisition by the Ergo Mining Joint Venture of additional tailings properties and the Withok deposition complex from Anglo Gold Ashanti for a payment of R45.0 million ($6.4 million) and assumption of rehabilitation obligations; and
- the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some 105 Mt, from Pamodzi Gold Limited. These properties will form part of the Mintails SA contribution to the expanded Ergo Mining Joint Venture.

The acquisition of the Withok deposition site will provide the expanded Ergo Mining Joint Venture with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity.

The arrangements between the Ergo Mining Joint Venture partners have been structured to provide for the contribution of assets and funding to the operation on a 50:50 basis. The Ergo Mining Joint Venture acquisitions are subject to regulatory review, completion of definitive agreements, corporate and other approvals.

DRDGOLD SA

On July 6, 2005, we signed a Memorandum of Understanding with Khumo Bathong Holdings (Pty) Limited, or KBH, regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations. The purpose of the transaction was to bring us into full compliance with the 10-year, 26% black economic empowerment equity requirement as stipulated in the Mining Charter of South Africa.

On July 20, 2005, we acquired from the IDC, all the debt which it held against Crown and ERPM for a consideration which was settled through the issue of 4,451,219 of our ordinary shares, which at the date of issue, represented approximately $4.3 million (R28.9 million).

On October 27, 2005, our board of directors approved the extension of our existing black economic empowerment structure with Khumo Gold to cover all of our South African assets. The transaction was facilitated by the Industrial Development Corporation of South Africa, or IDC, which agreed to a debt restructuring in Crown. The new structure resulted in Khumo Gold acquiring, initially, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds a 100% interest in ERPM, Crown and Blyvoor. We initially retained an 85% interest.

On November 18, 2005, we subscribed for $4.8 million (R31.8 million) new Khumo Gold preference shares. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe for $0.4 million (R2.7 million) new preference shares in Crown, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for an initial 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million). Khumo Gold was granted an option, exercisable over three years, to acquire a further 11% interest in DRDGOLD SA for the payment consideration of $1.4 million (R9.3 million). This further equity tranche included a 6% stake to be placed in a new employee trust.

On December 11, 2006, Khumo Gold exercised the option and acquired from us a further 50,000 ordinary shares in DRDGOLD SA for a total cash consideration of $0.6 million (R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased to 20%. In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. Furthermore, Khumo Gold and the employee trust subscribed for $1.6 million (R11.2 million) new preference shares in ERPM, subscribed for $0.2 million (R1.7 million) new preference shares in Crown and subscribed for $0.4 million (R2.7 million) new preference shares in Blyvoor. We financed the transaction through the subscription of a further $1.6 million (R11.4 million) preference shares in Khumo Gold and by extending a loan to the employee trust of $1.9 million (R13.6 million).

Emperor

Over the period December 2002 to July 2004, we acquired a 45.33% interest in Emperor, an Australian listed gold mining company with a single gold mine based in Vatukoula, Fiji, and exploration assets in Fiji.

Our interest in Emperor was acquired through a series of transactions. As of December 31, 2002, we had acquired 14.15% of Emperor for approximately A$11.9 million ($6.7 million). By April 2003, we had increased our percentage holding in Emperor through additional purchases on the open market to 19.81% at a total additional cost of A$4.3 million ($2.6 million). At June 30, 2004, our effective holding had decreased to 19.78% as a result of additional shares issued by Emperor during fiscal 2004. Given the size of our holding, Emperor appointed two of our representatives to its board of directors in January 2003.

On March 8, 2004, we announced a conditional takeover offer to acquire all of the outstanding shares in Emperor that were not already owned by us for a consideration of one of our shares for every five shares in Emperor held. At that time, the offer valued Emperor at approximately A$105.0 million ($79.8 million). On June 10, 2004, we announced a revised final offer of five of our shares for every twenty two shares in Emperor held. The revised offer represented a 14% increase over the previous offer. On July 30, 2004, our offer to Emperor's shareholders closed with us having received acceptances from Emperor's shareholders representing approximately 25.55% of Emperor's issued capital, thereby increasing our shareholding in Emperor to 45.33%. Accordingly, we issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of our shares on the date issued, with share issue and transaction costs associated with the take over offer, amounting to $1.7 million.

With effect from August 3, 2004, Emperor's board of directors appointed our former Chief Executive Officer, Mr. M.M. Wellesley-Wood, as Managing Director of Emperor and our Divisional Director: Australasian Operations at the time, Mr. R.L. Johnson, as a Non-Executive Director of Emperor. With effect from October 5, 2005, Emperor's Board appointed our former Chief Operating Officer, DRDGOLD Australasia, Mr. M.P. Marriott, as an Executive Director. Subsequently, Mr. M.P. Marriott resigned on March 9, 2006, Mr. M.M. Wellesley-Wood and Mr. R.L. Johnson resigned on June 26, 2006.

On July 11, 2005, Emperor announced the finalization of a financial and operational restructuring package aimed at returning Emperor to positive cash flow and creating a sustainable, long-term future for Emperor and its operations. An A$10.0 million Convertible Loan Facility was negotiated by the independent directors of Emperor. The financing package also included an agreement with ANZ Bank, subject to a number of conditions, for the restructuring of Emperor's debt servicing obligations. The ANZ Bank also consented to the Convertible Loan Facility and the related security. The Convertible Loan Facility was approved by the shareholders of Emperor on August 29, 2005 (we did not participate in the voting). In addition, in July 2005 we entered into an operational support agreement negotiated on behalf of Emperor's independent directors, pursuant to which we agreed to provide Emperor with management and technical services.

On November 16, 2005, we concluded a sale and purchase agreement with Emperor pursuant to which, on April 6, 2006, Emperor acquired our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn held our PNG assets, comprising the 20% interest in the Porgera Joint Venture, the 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in PNG. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD Isle of Man between October 1, 2005, which was the effective date, and April 6, 2006, the date that the transaction was completed. The purchase consideration included 751,879,699 new Emperor shares issued to DRD (Offshore) Limited, or DRD (Offshore), and a cash consideration of $37.3 million payable to DRD (Offshore). An amount of $5.0 million was outstanding on the cash consideration and was repayable in two installments to DRD (Offshore) on March 30, 2007 and June 30, 2007. This outstanding amount attracted interest at the London Inter-bank Offered Rate, or LIBOR, plus 2% per annum and was entered into on market related terms. Subsequent to June 30, 2006, the board of DRD (Offshore) agreed to convert this loan to equity. After the issue of the new Emperor shares, we held 88.3% of Emperor. Subsequently, our shareholding was diluted to 78.7%, following a number of share issues in which we did not participate.

In addition to these loan facilities in October 2006, we committed to a $10.0 million working capital facility for Emperor. We advanced funds to Emperor under this facility of $2.0 million on October 5, 2006, $5.0 million on November 6, 2006 and $3.0 million on November 27, 2006. The loan attracted interest at LIBOR plus 3% per annum and is repayable on December 31, 2007. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.

In April 2006 Vatukoula implemented the new Accelerate Development and Training Program, or ACDTP, which involved a temporary shutdown of the mine on April 20, 2006 and a gradual start-up early in June 2006. The ACDTP was designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan included development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce was to undergo comprehensive assessment, reskilling and retraining.

On October 14, 2006, a serious incident involving a mine shaft conveyance occurred in the Philip Shaft at the Vatukoula mine when, during testing of the shaft conveyance following maintenance, a skip-cage fell down the shaft, causing damage to the surface winder mechanism. The Philip shaft was closed following the incident, while investigations and repairs were undertaken. Production at Philip Shaft recommenced on November 14, 2006.

On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine to Westech Gold (Pty) Limited, a private company incorporated in Australia, for A$1.00. Under the agreement, Emperor sold 100% of its shares in its Australasian subsidiaries (Emperor Finance Limited and Emperor Australia Limited) which in turn owned the Fijian assets.

On July 27, 2007, DRDGOLD shareholders at a general meeting approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick for a purchase consideration of $250.0 million and the grant of an option to Barrick or its nominee to subscribe for 153,325,943 shares in Emperor. Emperor shareholders also approved the disposal and a capital distribution of A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash to be realized from the disposal, at a general meeting held on July 30, 2007. The sale transaction was completed on August 17, 2007, for a final cash consideration of $255.0 million, which included interest, and subsequently Emperor retired all its debt facilities, leaving the group debt and hedge free. The capital distribution was completed on September 3, 2007.

On October 22, 2007, we sold our entire interest in Emperor for A$55.9 million ($52.4 million) to 26 institutional investors with each acquired between 0.4% and 21.6% of the shares.

The composition of Emperor's Board of Directors at June 30, 2007, included Mr. G.C Campbell, a Non-Executive Director appointed on June 26, 2006, as Chairman; Mr. B. Gordon, Emperor's Chief Executive Officer appointed on April 26, 2006, as an Executive Director; Mr. R. McDonald, an Independent Non-Executive Director appointed on April 6, 2006; Mr. I. MacMaster an Independent Non-Executive Director appointed on June 8, 2007. On November 13, 2006, Mr. J.W.C. Sayers – Chief Executive Officer and Executive Director of DRDGOLD Limited was appointed as a Non-Executive Director of Emperor. Mr. J.W.C. Sayers and Mr. G.C. Campbell resigned from Emperor's Board on the completion of the sale of our interest in Emperor. Mr. G.C. Campbell rejoined the Emperor Board as an Independent Non-Executive Director subsequent to the sale of our interest. Mr. I. MacMaster was appointed as Chairman on November 1, 2007.

Porgera Joint Venture

Effective October 14, 2003, we acquired all the shares of Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP, from Oil Search Limited, or OSL. The transaction was effected through the amalgamation of OMP and MRP and our wholly-owned subsidiary, Dome Resources (PNG) Limited, which was subsequently renamed DRD (Porgera) Limited.

The transaction resulted in us acquiring an effective 20% interest in an unincorporated gold mining joint venture, the Porgera Joint Venture, which had fifteen mineral tenements which formed part of the Porgera mine located in Papua New Guinea. The final purchase price of $77.1 million comprised $60.3 million in cash and 6,643,902 ($16.7 million) of our ordinary shares based on the prevailing market value on November 22, 2003, being the final settlement date. As at June 30, 2007, the Porgera Joint Venture was owned by Barrick (75%), DRD (Porgera) Limited (20%) and Mineral Resources Enga Limited, or MRE, on behalf of the Enga Provincial Governments and landowners in Papua New Guinea (5%). Barrick acquired Placer Dome Inc. together with its affiliate, Placer (PNG) Limited and took over as operator of the Porgera Joint Venture in December 2005. Porgera was subject to the control of a management committee made up of representatives of the joint venture partners, including one of our representatives. The management committee was governed by an operating agreement that prevented the partners from acting unilaterally.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick.

Other

We concluded an agreement with M5 Developments (Pty) Limited, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million ($0.2 million), was granted an option to acquire Durban Deep's mine village for R15.0 million ($2.2 million). On the exercise of the option, the option fee would be deemed part payment of the purchase consideration.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be first offered to be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date has been allocated by the High Court of South Africa for April 25, 2008.

For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D.: "Property, Plant and Equipment," and Item 5B.: "Liquidity and Capital Resources."

4B. BUSINESS OVERVIEW

Description of Our Mining Business

Exploration

Exploration activities are focused on the extension of existing ore bodies and identification of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in order to enable clearer definition of the ore body and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.

Mining

Our South African Operations comprise relatively mature assets and the principal mining method used is the extraction of previously abandoned Ore Reserves, which require a high degree of opening up of these previously abandoned Ore Reserves.

The Australasian Operations comprised open-pit mines, shafts and decline shafts, with appropriate mining methods.

Our Metallurgical Plants and Processes

A detailed review of the metallurgical plants and processes for each of the mining operations is provided under Item 4D: "Property, Plant and Equipment."

Market

The gold market is relatively liquid compared to other commodity markets, with the price of gold generally quoted in Dollars. Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value (due to the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crises).

The use of gold as a store of value and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as in the case of other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold is often seen as a safe haven, leading to increased purchases of gold and support for its price.

On May 12, 2006, the gold market reached a 26-year high of $730 per ounce and the gold market performed strongly in fiscal 2007. Whilst the gold price did not again breach $700 per ounce after June 2006, the average spot price was 21% higher than in the previous fiscal year, at $638 per ounce. Amid continuing global economic uncertainty, investors turned once more to gold (notably to safe-haven products such as Exchange Traded Funds) and this, together with more de-hedging activity and a slowdown in new mine supply, particularly from South Africa, saw demand exceed supply. The average gold price received by us for the year was 19% higher than the previous year at $642 per ounce.

Looking ahead, we believe that the global economic environment, including economic uncertainty and other factors, will continue to make gold attractive to investors. The supply side shortfall is likely to continue because of circumstances including operational challenges and delays in opening new mines and the challenge, particularly to South African producers such as ourselves, of maintaining profitable production in the face of increasing mining depths and rising costs.

As at June 30, 2007, we had shareholdings in two stand-alone businesses: 74% in DRDGOLD SA and 78.72% in Emperor. Our total revenue from continuing operations by geographic market was as follows:

	Year ended June 30,		
	2007 **$'000**	**2006** **$'000**	**2005** **$'000**
South Africa...	208,348	148,785	68,370
Australasia	28,926	29,085	32,446
	237,274	177,870	100,816

All gold produced by our South African Operations is sold on our behalf by the Rand Refinery Limited, or RRL, in accordance with a refining agreement entered into in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to the RRL for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. RRL then sells the gold on the same day as delivery, for the London afternoon fixed Dollar price on the day the gold is sold, with the proceeds remitted to us in Rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We currently own 4.1% (Fiscal 2006: 4.1%) of RRL (which is jointly owned by South African mining companies). Mr. D.J. Pretorius, our Chief Executive Officer of DRDGOLD SA, is a director of RRL.

The gold produced by Tolukuma was sold directly to AGR Matthey under an agreement signed by us in April 2005. Proceeds for gold sold were received within two days of sale. The selling price was determined by the London Bullion Market Association spot price and we were paid in Dollars. We do not have an interest in AGR Matthey.

The gold produced by Porgera was sold directly to Australia and New Zealand Investment Bank, or ANZ Investment Bank. Proceeds for gold sold were received within two days from the swap confirmation report released by the refiners, AGR Matthey. The selling price was determined by the spot price at the time of sale and we were paid in Dollars.

The gold produced by Vatukoula in Fiji was sold directly to AGR Matthey. Proceeds for gold sold were received within six days of sale. The selling price was determined by Reuters quoted "London Spot Bid Price" which means the London bid price as published by Reuters for two day settlement and we were paid in Dollars.

The contractual agreements with the refineries are very important to us because in order to sell gold, it needs to be approximately 100% refined and none of our locations are able to refine gold to this saleable level.

Ore Reserves

The tables below set out the Proven and Probable Ore Reserves that are the Group's Ore Reserves as of June 30, 2007, and 2006, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves of our subsidiaries. Our attributable 16% share of the Ore Reserves of the Porgera Joint Venture as at June 30, 2006, was based on the information disclosed by Placer Dome Inc. in a news release for its Fourth Quarter Results for the period ended December 31, 2005, released on February 20, 2006[1]. The Porgera Ore Reserves were estimated as at December 31, 2005, and adjusted for depletion to June 30, 2006, using appropriate cut-off grades associated with an average long-term gold price of $400 per ounce, and on the Australian Dollar and Kina average long-term exchange rates to the US Dollar of A$1.39 = $1.00 and K3.33 = $1.00.

Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine plans within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See Item 4D: "Property, Plant and Equipment" for a description of the rights in relation to each mine.

In South Africa, we are legally required to publicly report Ore Reserves and Mineral Resources in compliance with the South African Code for the Reporting of Mineral Resources and Ore Reserves, or SAMREC Code. The SEC's Industry Guide 7 does not recognize Mineral Resources. Accordingly, we do not include estimates of Mineral Resources in this Annual Report.

Ore Reserve calculations are subject to a review conducted in accordance with SEC Industry Guide 7. Components of the calculations included in the geological models and input parameters of the reserve estimation procedures, were checked. In addition, visual inspection of the planning to deliver an individual block to the metallurgical plant, and the recovery, and deposition of the tails, took place. A check is also made of the financial input into the costs and revenue to affirm that they are within reasonable limits.

The Ore Reserves are inclusive of diluting materials and allow for losses that may occur when the material is mined. Ore Reserve tons, grade and content are quoted as delivered to the gold plant. There are two types of methods available to select ore for mining. The first is pay-limit, which includes cash costs, including overhead costs, to calculate the pay-limit grade. The second is the cut-off grade which includes cash costs, excluding fixed overhead costs, to calculate the cut-off grade, resulting in a lower figure than the full pay-limit grade. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the expected costs. We use the pay-limit to determine which areas to mine, as an overhead inclusive amount that is indicative of the break-even position, especially for marginal mining operations.

The pay-limit approach is based on the minimum in-situ grade of ore blocks, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three-year historical average gold price per ounce for that year. This calculation also considers the previous three years' mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only blocks above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade, because this includes overhead costs, which indicates the break-even position of the operation, especially significant for marginal mines.

When delineating the economic limits to the ore bodies we adhere to the following guidelines:

- The potential ore to be mined is well defined by an externally verified and approved geological model created using our mining software;
- The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
- A full life of mine plan (physical 5 year plan) is constructed to mine the ore from existing infrastructure.

Our Ore Reserves figures are estimates, which may not reflect actual reserves or future production. We have prepared these figures in accordance with industry practice, converting mineral deposits to an Ore Reserve through the preparation of a mining plan. The Ore Reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences which may ultimately prove to have been unreliable.

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[1] As of December 31, 2005, Placer Dome Inc., or Placer Dome, held a 75% interest in the Porgera Joint Venture but was in the process of being acquired by Barrick. As a result, Placer Dome did not expect to have any statutory financial reporting requirements for fiscal 2005, however, their Fourth Quarter Results Release was prepared in accordance with US generally accepted accounting principles, or US GAAP.

Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization.

For fiscal 2007, in respect of our South African assets, Ore Reserves were determined assuming a gold price of R154,437 per kilogram ($660 per ounce). In respect of our Australasian assets, Ore Reserves for Tolukuma were determined assuming a gold price of K2,024 per ounce ($660 per ounce).

For fiscal 2006, in respect of our South African assets, Ore Reserves were determined assuming a gold price of approximately R117,055 per kilogram. The assumed Dollar gold price was approximately $582 per ounce. In respect of our Australasian assets, Ore Reserves for Tolukuma were determined assuming a gold price of $582 per ounce at an exchange rate of K3.1615 = $1.00. Ore Reserves in respect of our 20% attributable interest in the Porgera Joint Venture, were as determined by Placer Dome and set forth in its news release for its Fourth Quarter Results for the period ended December 31, 2005, as was released February 20, 2006, assuming an average long-term gold price of $400 per ounce and average long-term exchange rates of A$1.39=$1.00 and K3.33=$1.

In fiscal 2007, our attributable Ore Reserves decreased by 28.6% from 8.8 million ounces at June 30, 2006, to 6.3 million ounces at June 30, 2007, primarily as a consequence of the closure and subsequent disposal of the Vatukoula mine and our interest in the Porgera Joint Venture.

Based on the revised Ore Reserves set forth below, the revised life of mine for each of our operations at June 30, 2007, were as follows:

Mine	Underground		Surface	
	2007	2006	2007	2006
South Africa				
Blyvoor[1]	20 years	20 years	5 years	6 years
Crown[1]	N/A	N/A	7 years	8 years
ERPM[1]	7 years	9 years	7 years	7 years
Australasia				
Vatukoula[2]	N/A	8 years	N/A	N/A
Tolukuma[2]	2 years	2 years	N/A	N/A
Porgera[2]	N/A	10 years	N/A	11 years

Our Ore Reserves as of June 30, 2007 and 2006 are set forth in the table below.

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[1] We have a 74% interest in DRDGOLD SA which in turn has a 100% interest in Blyvoor, Crown and ERPM.

[2] As at June 30, 2007, we had a 78.72% interest in Emperor which in turn had a 100% interest in Tolukuma and a 20% interest in the Porgera Joint Venture. On March 28, 2007, Emperor sold the Vatukoula mine, on August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture and on October 22, 2007, we sold our entire shareholding in Emperor.

Ore Reserves: Imperial

	At June 30, 2007						At June 30, 2006					
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves		
	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs.)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)
South African Operations:												
Blyvoor[1]												
Underground	18.58	0.17	3,179	11.08	0.15	1,699	20.08	0.19	3,716	7.61	0.16	1,210
Surface	14.19	0.02	243	-	-	-	19.22	0.02	329	-	-	-
Total Blyvoor	**32.77**	**0.10**	**3,422**	**11.08**	**0.15**	**1,699**	**39.30**	**0.10**	**4,045**	**7.61**	**0.16**	**1,210**
ERPM[1]												
Underground	0.96	0.24	229	1.07	0.21	221	1.25	0.24	305	1.92	0.22	417
Surface	11.77	0.02	219	-	-	-	15.07	0.02	281	-	-	-
Total ERPM	**12.73**	**0.04**	**448**	**1.07**	**0.21**	**221**	**16.32**	**0.04**	**586**	**1.92**	**0.22**	**417**
Crown[1]												
Surface	12.27	0.01	180	13.70	0.02	232	17.99	0.02	274	9.48	0.02	150
Total Crown	**12.27**	**0.01**	**180**	**13.70**	**0.02**	**232**	**17.99**	**0.02**	**274**	**9.48**	**0.02**	**150**
Australasian Operations:												
Porgera[2]												
Underground	-	-	-	-	-	-	0.54	0.21	111	1.06	0.25	267
Surface	-	-	-	-	-	-	8.47	0.09	730	1.89	0.09	170
Total Porgera	**-**	**-**	**-**	**-**	**-**	**-**	**9.01**	**0.09**	**841**	**2.95**	**0.15**	**437**
Tolukuma[3]												
Underground	-	-	-	0.18	0.60	108	0.18	0.55	97	0.23	0.42	98
Surface	-	-	-	-	-	-	-	-	-	-	-	-
Total Tolukuma	**-**	**-**	**-**	**0.18**	**0.60**	**108**	**0.18**	**0.55**	**97**	**0.23**	**0.42**	**98**
Vatukoula[3]												
Underground	-	-	-	-	-	-	1.07	0.36	383	0.97	0.30	295
Total Vatukoula	**-**	**-**	**-**	**-**	**-**	**-**	**1.07**	**0.36**	**383**	**0.97**	**0.30**	**295**
Total Group												
Underground	19.54	0.17	3,408	12.33	0.16	2,028	23.12	0.20	4,612	11.7	0.19	2,287
Surface	38.23	0.02	642	13.70	0.02	232	60.75	0.03	1,613	11.3	0.03	321
Total[4]	**57.77**	**0.07**	**4,050**	**26.03**	**0.09**	**2,260**	**83.87**	**0.07**	**6,225**	**23.0**	**0.11**	**2,608**

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[1] Total Proven and Probable Ore reserves for fiscal 2007 reflect our attributable 74% interest in Blyvoor, ERPM and Crown.

[2] Total Proven and Probable Ore reserves for fiscal 2006 reflect our 16% attributable interest in the Porgera Joint Venture. This is based on the information disclosed by Placer Dome in its news release for the period ended December 31, 2005, as released on February 20, 2006, in accordance with US GAAP. At December 31, 2005, Placer Dome held a 75% stake in the Porgera Joint Venture, acquired subsequently by Barrick. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture. On October 22, 2007, we sold our entire shareholding in Emperor.

[3] Total Proven and Probable Ore reserves for fiscal 2007 reflect our attributable 79% interest in Tolukuma and Vatukoula. On March 28, 2007, Emperor sold the Vatukoula mine and on October 22, 2007, we sold our entire shareholding in Emperor.

[4] The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

Ore Reserves: Metric

	At June 30, 2007						At June 30, 2006					
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves		
	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)
South African Operations:												
Blyvoor[1]												
Underground	16.86	5.87	98.87	10.05	5.26	52.84	18.22	6.34	115.586	6.91	5.45	37.626
Surface	12.87	0.59	7.56	-	-	-	17.44	0.59	10.236	-	-	-
Total Blyvoor	**29.73**	**3.58**	**106.43**	**10.05**	**5.26**	**52.84**	**35.66**	**3.53**	**125.822**	**6.91**	**5.45**	**37.626**
ERPM[1]												
Underground	0.87	8.20	7.13	0.97	7.11	6.89	1.14	8.35	9.480	1.74	7.45	12.962
Surface	10.68	0.64	6.82	-	-	-	13.67	0.64	8.720	-	-	-
Total ERPM	**11.55**	**1.21**	**13.95**	**0.97**	**7.11**	**6.89**	**14.81**	**1.23**	**18.200**	**1.74**	**7.45**	**12.962**
Crown[1]												
Surface	11.14	0.50	5.60	12.43	0.58	7.22	16.33	0.52	8.510	8.60	0.54	4.683
Total Crown	**11.14**	**0.50**	**5.60**	**12.43**	**0.58**	**7.22**	**16.33**	**0.52**	**8.510**	**8.60**	**0.54**	**4.683**
Australasian Operations:												
Porgera[2]												
Underground	-	-	-	-	-	-	0.48	7.11	3.460	0.96	8.61	8.294
Surface	-	-	-	-	-	-	7.68	2.95	22.700	1.72	3.07	5.275
Total Porgera	**-**	**-**	**-**	**-**	**-**	**-**	**8.16**	**3.20**	**26.160**	**2.68**	**5.06**	**13.569**
Tolukuma[3]												
Underground	-	-	-	0.16	20.58	3.35	0.16	18.98	3.020	0.21	14.42	3.043
Surface	-	-	-	-	-	-	-	-	-	-	-	-
Total Tolukuma	**-**	**-**	**-**	**0.16**	**20.58**	**3.35**	**0.16**	**18.98**	**3.020**	**0.21**	**14.42**	**3.043**
Vatukoula[3]												
Underground	-	-	-	-	-	-	0.97	12.33	11.930	0.88	10.45	9.177
Total Vatukoula	**-**	**-**	**-**	**-**	**-**	**-**	**0.97**	**12.33**	**11.930**	**0.88**	**10.45**	**9.177**
Total Group												
Underground	17.73	5.98	106.00	11.18	5.64	63.08	20.97	6.84	143.472	10.70	6.65	71.102
Surface	34.69	0.58	19.98	12.43	0.58	7.22	55.12	0.91	50.164	10.32	0.97	9.958
Total [4]	**52.42**	**2.40**	**125.98**	**23.61**	**2.98**	**70.30**	**76.09**	**2.54**	**193.646**	**21.02**	**3.86**	**81.060**

[1] Total Proven and Probable Ore reserves for fiscal 2007 reflect our attributable 74% interest in Blyvoor, ERPM and Crown.

[2] Total Proven and Probable Ore reserves for fiscal 2006 reflect our 16% attributable interest in the Porgera Joint Venture. This is based on the information disclosed by Placer Dome in its news release for the period ended December 31, 2005, as released on February 20, 2006, in accordance with US GAAP. At December 31, 2005, Placer Dome held a 75% stake in the Porgera Joint Venture, acquired subsequently by Barrick. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture. On October 22, 2007, we sold our entire shareholding in Emperor.

[3] Total Proven and Probable Ore reserves for fiscal 2007 reflect our attributable 79% interest in Tolukuma and Vatukoula. On March 28, 2007, Emperor sold the Vatukoula mine and on October 22, 2007, we sold our entire shareholding in Emperor.

[4] The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

The measurement and classification of our proven and probable ore reserves are sensitive to the fluctuation of the gold price. If we look at gold prices different from the gold price of R154,437 per kilogram ($660 per ounce) used to estimate our attributable Ore Reserves of 6.3 million ounces of gold as of June 30, 2007 per the above Imperial schedule, we would have significantly different reserves. Using the same methodology and assumptions as were used to estimate our Ore Reserves as of June 30, 2007 but with different gold prices that are 10% above and below the gold price of R154,437 per kilogram ($660 per ounce) used to estimate our attributable gold reserves per our above schedules, our attributable gold reserves would be as follows:

	R115,314[1]	R138,994	R154,437	R169,881
Rand gold price per kilogram				
Dollar gold price per ounce	$553[1]	$594	$660	$726
Attributable Ore Reserves (million ounces)	4.9	5.9	6.3	6.8

The approximate mining recovery factors for the 2007 Ore Reserves shown in the above table are as follows:

	Underground			Surface	
Mine	Dilution (Sundries, Shortfall and Development) (%)	Mine Call Factor (%)	Metallurgical and recovery factor (%)	Mine Call Factor (%)	Metallurgical and recovery factor (%)
Blyvoor	22.0	83.8	95.8	100.0	48.0
Crown	Not applicable	Not applicable	Not applicable	100.0	64.0
ERPM	21.0	87.0	94.0	100.0	66.0
Tolukuma	29.5	79.7	92.0	95.0	91.0

The approximate mining recovery factors for the 2006 Ore Reserves shown in the above table are as follows:

	Underground			Surface	
Mine	Dilution (Sundries, Shortfall and Development) (%)	Mine Call Factor (%)	Metallurgical and recovery factor (%)	Mine Call Factor (%)	Metallurgical and recovery factor (%)
Blyvoor	27.0	84.4	95.8	100.0	48.0
Crown	Not applicable	Not applicable	Not applicable	100.0	64.5
ERPM	21.0	87.0	94.0	100.0	66.0
Tolukuma	29.5	79.7	91.0	95.0	91.0
Vatukoula	15.0	71.4	87.0	Not applicable	Not applicable
Porgera	Not available	100.0	86.7	100.0	84.0

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2007, for each category of Ore Reserves at our mines:

Mine	Proven Reserves	Probable Reserves
South Africa		
Blyvoor	16 ft. by 24 ft.	Nil
Crown	328 ft. by 328 ft.	328 ft. by 328 ft.
ERPM	16 ft. by 19 ft.	Nil
Australasia		
Tolukuma	3 ft. by 39 ft.	33 ft. by 98 ft.

We apply the pay-limit approach to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining.

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[1] We calculated the three-year historical average gold price to be approximately R115,314 per kilogram ($553 per ounce).

Governmental regulations and their effects on our business

South Africa

Common Law Mineral Rights and Statutory Mining Rights

Prior to the introduction of the MPRD Act in 2002, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Under the old regime, the term freehold title refers to a right of ownership of land and the surface thereof and the term "mining title" refers to a right of ownership of the minerals below the surface or the right to mine such minerals. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights, need to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below.

Old Order Rights - Mining Authorizations

Mining authorizations issued under the previous regime remain valid until May 1, 2009. No person or mining entity may prospect or mine for minerals without being granted a prospecting or mining authorization. Prior to granting a prospecting or mining authorization, two requirements had to be fulfilled. First, the mining entity must either be the registered holder of the mineral rights or have obtained the written consent of the registered holder of the mineral rights to mine the minerals concerned for its own account. Second, the Department of Minerals and Energy, or the DME, must be satisfied with the scale, manner and duration of the intended prospecting or mining operations and must approve an Environmental Management Program, or EMP. A prospecting permit was issued for a limited period but could be renewed on application. A mining license was generally issued until such time that the minerals could no longer be mined in an economically viable manner. The rights enjoyed under these authorities will endure until they are converted within the period of time prescribed in the MPRD Act. Thereafter, such rights will lapse.

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

Existing common law prospecting, mining and mineral rights, or old order rights, need to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act.

In respect of used old order mining rights, the DME is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment and the social and labor plan. These applications need to be submitted within five years after the promulgation of the MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Where we hold unused old order rights however, the application for conversion to mining or prospecting rights had to be submitted within one year from May 1, 2004. The requirements for unused old order rights are more stringent than for used old order rights, particularly insofar as the percentage of ownership from historically disadvantaged groups is concerned. Under the MRPD Act, mining rights are not perpetual, but endure for a maximum of thirty years, after which they may be renewed for a further thirty years. Prospecting rights are limited to five years, with one renewal of three years. Applications for conversion are in the process of being prepared and we plan to submit them during fiscal 2008.

If any of our applications for conversion are refused, a claim for compensation, based on expropriation may be lodged against the State. The DME may attach specific conditions and limitations to the exercise of new order rights. It may, for example, reduce the area over which the new order right applies, if it is of the view that the prospecting or mining works programs submitted by an applicant do not justify the extent of the area covered by the old order right. They may also be suspended or cancelled by the Minister of Minerals and Energy in the event of a breach or, in the case of mining rights, of non-optimal mining in accordance with the mining works program.

Possible taxation reform and mining royalties

The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold tax formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of mine. This results in an additional tax benefit, not afforded to other commercial companies. In addition, the South African Government has indicated that it is looking at a revenue based royalty for mining companies, as outlined in the draft Royalty Bill, which was released in March 2003 for comment. The draft Royalty Bill proposed a three percent royalty on gross revenue for gold mining companies. In conjunction with the South African Mining Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in February 2004, the South African Finance Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that government's preference is for a revenue based royalty, with introduction of the revenue based royalty as of 2009. After extensive consultations, the Royalty Bill was revised to reflect a significant reduction of royalty rates compared to the proposals in the first draft but still proposes a revenue based royalty payment system. In October 2006, the second draft of the Royalty Bill was approved and published. The bill provides for a royalty of 1.5% of gross revenue per year, payable quarterly. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.825% and 0.975% at the prevailing marginal tax rates applicable to the group. If the bill is passed in its current form by Parliament, the payment of royalties will commence on May 1, 2009. The introduction of the proposed royalty would have an adverse effect on the profitability of our South African Operations. We are currently evaluating the impact of the proposed royalty.

The Broad Based Socio-Economic Empowerment Charter

In order to promote broader based participation in mining revenue, the MPRD Act provides for a Mining Charter to be developed by the Minister within six months of commencement of the MPRD Act, beginning May 1, 2004. The Mining Charter came into effect in August 2004. In its current format its objectives include:

- increased direct and indirect ownership of mining entities;
- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities; and
- promotion of beneficiation.

The Mining Charter sets certain numerical and timeframe goals on equity participation by historically disadvantaged South Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from May 1, 2004. Compliance with these objectives is measured on the weighted average "scorecard" approach in accordance with a scorecard which was first published by the government in February 2003.

We are unable to identify any permits, rights or investments which we may lose as a result of any non-compliance. The provisions of the Mining Charter apply to each mining company individually. As transactions, to comply with the Mining Charter, are to be at fair market value, we do not anticipate incurring any loss in fulfilling our obligations provided that we are able to identify suitable partners that are able to obtain adequate funding.

We have achieved our commitment to compliance with the MPRD Act by extending our existing black economic empowerment structure with Khumo Gold. The new structure resulted in Khumo Gold acquiring, as a first step, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds 100% of ERPM, Crown and Blyvoor. Khumo Gold acquired an additional 5% interest in DRDGOLD SA with the employee trust acquiring 6% in fiscal 2007. (See Item 4A.: "History and Development of the Company").

Mine and Safety Regulation

The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs or reduce our production capacity.

Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2007, we contributed approximately $0.6 million under the COID Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the multi-employer fund pays compensation to employees of mines performing "risk work," usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful, or if the employee contracts a "compensatable disease," which includes pneumoconiosis, tuberculosis, or a permanent obstruction of the airways. No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act. Currently the Group is compliant with these payment requirements, which are based on a combination of the employee costs and claims made during the fiscal year.

Uranium and radon are often encountered during the ordinary course of gold mining operations in South Africa, and present potential risks for radiation exposure of workers at those operations and the public to radiation in the nearby vicinity. We monitor our uranium and radon emissions and believe that we are currently in compliance with all local laws and regulations pertaining to uranium and radon management and that we are within the current legislative exposure limits prescribed for workers and the public, under the Nuclear Energy Act, 1999 (as amended) and Regulations from the National Nuclear Regulator.

Environmental Regulation in South Africa

Managing the impact of mining on the environment is extensively regulated by statute in South Africa. Recent statutory enactments set compliance standards both generally, in the case of the National Environmental Management Act, and in respect of specific areas of environment impact, as in the case of the Air Quality Act 2004, the National Water Act (managing effluent), and the Nuclear Regulator Act 1999. Liability for environmental damage is also extended beyond the corporate veil to impose personal liability on managers and directors of mining corporations that are found to have violated applicable laws.

The impact on the environment by mining operations is extensively regulated by in the MPRD Act. The MPRD Act has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.

Under the MPRD Act, new order mining rights are not issued unless a complete environmental impact assessment is conducted and all potentially affected parties have been given an opportunity to comment on the proposed mining. Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an EMP. This program is required to be submitted and approved by the DME as a prerequisite for the issue of a new order mining right. Various funding mechanisms are in place, including trust funds and concurrent rehabilitation budgets, to fund the rehabilitation liability.

The MPRD Act imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining rights.

Because of the diverse nature of our operations, ranging from underground mining to surface reclamation activities, environmental risks vary from site to site. These risks have been addressed in EMPs which have been submitted to the DME for approval. In November 2006, amended EMPs to conform to the required format of the MPRD Act were submitted for all operations in South Africa for approval. Additionally, the key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity. Two environmental compliance assessments have been conducted at Blyvoor and Crown, which both show that these mines are in substantial compliance with the conditions of their EMPs.

Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the MPRD Act.

Papua New Guinea

Mineral exploration and mining operations in Papua New Guinea are principally regulated by the following legislation:

- Papua New Guinea Mining Act 1992 and Mining Regulations 1992, or the Mining Act and Regulations;
- Mining Safety Act and Regulations; and
- Papua New Guinea Environmental Act 2000 and Regulations 2000, or the Environmental Act and Regulations.

Current mining activities at Tolukuma are covered by a mining lease (ML104), granted under the Mining Act. The initial term of this lease was for a period of 8 years, which was renewed for a further 10 years, expiring in 2012. The mining lease may be renewed for further periods not exceeding 10 years in accordance with applicable laws. Current exploration activities are covered by a number of exploration licenses. These licenses have been granted for a term not to exceed two years but can be renewed for further two-year periods. In total, there are 11 exploration licenses or applications covering Tolukuma.

The Porgera Joint Venture has approval to work the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract, or the Porgera Contract, between the Government of Papua New Guinea and the members of the Porgera Joint Venture. The Porgera Contract specifies, among other matters, the annual rents that must be paid for the Special Mining Lease and the various classes of compensation that are payable to the landowners for the various land uses. The Special Mining Lease, which expires in 2019, encompasses approximately 5,530 acres (2,240 hectares) including the mine area and the areas in which the project infrastructure is located. There is no expiration date for the Porgera Contract, but it is tied to the continuation of the Special Mining Lease. Leases for mining purposes have also been awarded by the Government of Papua New Guinea for land use associated with the mining operation such as waste dumps, campsite, and an airstrip. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. These permits are renewable on a regular basis and are subject to public hearing before approval.

Tolukuma and Porgera are operated subject to the requirements of the Mining Act and Regulations and the Mining Safety Act and Regulations as applied by the Papua New Guinea Government. We believe all requisite licenses and permits are in good standing.

The Mining Safety Act and Regulations

The Mining Safety Act and Regulations sets out in detail the standards pertaining to safe and responsible mining. It lays down the conditions a mining operation has to comply with to ensure that the health and safety of all workers is protected. It includes requirements pertaining to worker training, risk assessment and safe working procedures with regard to all activities associated with mining.

Environmental Regulations in Papua New Guinea

Tolukuma and Porgera are subject to the Environmental Act and Regulations which came into effect on January 1, 2004. The Environmental Act and Regulations provide for objective criteria for regulating the impact of activities on the environment, as well as the regulation of air and water pollution. Both Tolukuma and Porgera have a number of licenses and permits with which those respective operations are required to comply.

The activities at Tolukuma and Porgera are categorized under the Environmental Act and Regulations as Level 3 activities because of the size and complexity of their processes. Level 3 activities are subject to more rigorous regulation as they are regarded as being more likely to create an adverse impact on the environment. Pursuant to the grandfathering provisions of the Environmental Act and Regulations, both Tolukuma and Porgera are able to continue to operate under their existing environmental plans and permits.

An environmental plan for the mining related activity at Tolukuma was submitted to the Directorate Environment and Conservation, or DEC, in Papua New Guinea, in November 1993 and was approved, subject to certain conditions, on May 24, 1994. The three principal conditions were:

- submission of an environmental management and monitoring program;
- rehabilitation on a progressive basis throughout the life of mine;
- progress reports every six months; and
- develop a final site rehabilitation plan and submit the plan four years from the date of final plant commissioning.

Tolukuma submitted their environmental management and monitoring program in July 1994 and has adhered to its requirements.

Similarly an environmental plan for mining related activity at Porgera was submitted in 1989 and was approved by the DEC.

A detailed review of the environmental issues and concerns for Tolukuma and Porgera are provided under Item 4D.: "Property, Plant and Equipment – Description of Significant Subsidiaries, Properties and Mining Operations" under "Environmental and Closure Aspects."

Fiji

Environmental Regulation in Fiji

Managing the impact of mining on the environment is regulated by various statutes in Fiji, dealing with various mining and mining-related activities and the effect that they may have upon the environment.

The Fijian Mining Act of 1978, or the Fijian Mining Act, regulates mining activities generally within Fiji and provides inter alia:

- the Director of Mines grants mining permits and leases under the Fijian Mining Act and has the power to attach conditions to those permits or leases. In addition, the Director of Mines has power to cancel a lease or permit where the holder of that lease or permit has failed to comply with certain requirements of the Fijian Mining Act;
- the Fijian Mining Act places an obligation on the owners of mining leases in Fiji to take all necessary actions to restore land once mining operations cease. There is also a requirement to pay compensation to land owners for any damage to the surface of land caused by the mining operations; and
- pollution of a watercourse is an offense, although permits can be obtained to authorize the deposit of sludge and tailings. The Fijian Mining Act further requires all areas of subsidence to be clearly marked and fenced off with warning signs posted.
- The Fijian Mining Act also contains provisions regulating the storage and protection of chemicals and poisons and accompanying washes and antidotes, dust abatement requirements and the construction of dams.

The general penalty under the Fijian Mining Act, where the section does not impose a specific penalty, is a fine of F\$200 or six months imprisonment or both.

In addition to the Fijian Mining Act, the Rivers and Streams Act create temporary and special water rights. The Water Supply Act imposes a penalty of F\$100 for polluting a water supply.

Health and safety legislation also imposes upon employers a duty to take all practicable measures to minimize the risk of explosions and to render safe hazardous conditions and materials.

As mining and environmental protection legislation in Fiji is still in the early stages of development, penalties for breaching the existing mining and environmental protection legislation are relatively small compared to international standards. However, in March 2005, the Fijian government enacted the Environment Management Bill, or the Bill, first introduced on July 28, 2004. The Bill introduced a number of environmental protection measures, many of which impacted the mining industry. The Bill contains provisions imposing liability upon directors for offenses committed by a company.

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. In South Africa we have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities and equity-limited unit trusts. As of June 30, 2007, we held a total of \$10.7 million (2006: \$8.3 million) in trust, the balance held in each fund being \$2.0 million (2006: \$1.8 million) for West Wits, \$3.4 million (2006: \$2.8 million) for Blyvoor, \$2.3 million (2006: \$2.1 million) for Durban Deep, \$1.7 million (2006: \$0.9 million) for Crown and \$1.3 million (2006: \$0.7 million) for ERPM. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.

The financial provisions for West Wits and Durban Deep have been consolidated into a single fund. We address shortfalls in the funds by accruing trust investment income for the benefit of the funds and by replenishing it with the proceeds from the sale of redundant mining equipment at the end of the life of the mine. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the life of mine, the MPRD Act assumes a fully compliant fund at any given time in the production life of a mine. The DME appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes be relaxed, and that insurance instruments may also be received subject to the DME's consent, to make up the shortfall in available cash funds.

The aggregate group rehabilitation, reclamation and closure cost provision was \$43.4 million at June 30, 2007, compared to \$46.8 million at June 30, 2006.

4C. ORGANIZATIONAL STRUCTURE

The following chart shows our principal subsidiaries and joint venture as of June 30, 2007. All of our subsidiaries are incorporated in South Africa unless otherwise indicated. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our directly held subsidiaries.


South African Operations
100%
Crown Gold Recoveried (Pty) Limited
74%
DRDGOLD South African Operations (Pty) Limited
100%
East Rand Proprietary Mines Limited
100%
Blyvooruitzicht Gold Mining Company Limited
DRDGOLD Limited
100%
Durban Deep1
100%
West Witswatersrand Gold Holdings Limited
100%
West Witwatersrand Gold Mines Limited2
Australasian Operations
79%
Emperor Mines Limited (Australia)5
100%
Vatukoula Mine (Fiji)3
100%
DRD (Porgera) Limited (Papua New Guinea)
20%
Porgera Joint Venture (Papua New Guinea)4
100%
Tolukuma Gold Mines Ltd (Papua New Guinea)

[1] All shafts at Durban Deep have been closed.
[2] West Wits will be used going forward to extract and dispose of underground water.
[3] Sold to Westech on March 28, 2007.
[4] Sold to Barrick on August 17, 2007.
[5] Sold entire shareholding on October 22, 2007.

4D. PROPERTY, PLANTS AND EQUIPMENT

The following maps set out the location of our mines in South Africa, Papua New Guinea and Fiji.



Blyvoor
Crown
ERPM
Johannesburg
(DRDGOLD,
DRDGOLD
SA corporate office)
SOUTH AFRICA

DRDGOLD's South African Operations





Porgera
Tolukuma
PAPUA NEW GUINEA
Vatukoula
FIJI
AUSTRALIA
Brisbane
(Emperor Mines
corporate office)

DRDGOLD's Australasian Operations

Description of Significant Subsidiaries, Properties and Mining Operations

<u>South Africa</u>

Witwatersrand Basin Geology

Blyvoor is predominantly an underground operating mine located within a geographical region known as the Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources. Crown and ERPM are also located within the Witwatersrand Basin. Crown exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. ERPM is predominantly an underground mining operation with a surface operation for the processing of sand from the Cason Dump. Our underground operations are typical of the many gold mining operations in the area which together have produced approximately 1.5 billion ounces of gold over a period of more than 100 years.

The Witwatersrand Basin comprises a 4 mile (6 kilometers) vertical thickness of sedimentary rocks situated within the Kaapvaal Craton, extending laterally for approximately 186 miles (299 kilometers) east-northeast and 62 miles (100 kilometers) south-southeast. The sedimentary rocks generally dip at shallow angles towards the center of the basin though locally this may vary. The Witwatersrand Basin is Achaean in age and the sedimentary rocks are considered to be approximately 2.7 to 2.8 billion years old.

Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 6 feet (2 meters) thick but, in certain instances, these deposits form stacked elastic wedges which are hundreds of feet thick.

The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon.

Blyvoor

Overview

We own 74% of the Blyvooruitzicht Gold Mining Company Limited, (through our 74% holding in DRDGOLD SA), which in turn owns 100% of the Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as Blyvoor, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfields on the northwestern edge of the Witwatersrand Basin. Blyvoor was the first mine in the "West Wits" line. Together, these two operations have produced over 37 million ounces of gold since inception.

At June 30, 2007, Blyvoor had 4,623 employees, including contractors.

Property

Blyvoor is located on the West Wits line within the Far West Rand Goldfields on the northwestern rim of the Witwatersrand Basin, near the town of Carletonville, Gauteng Province, about 50.0 miles (80.5 kilometers) south-west of Johannesburg and is reached via the R528 road to Carletonville on the N12 Johannesburg-Potchefstroom-Kimberly highway.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit
(-5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

The operating facilities are all situated on property belonging to Blyvoor, and include the shaft complexes, administrative offices for the managerial, administrative, financial and technical disciplines, extensive workshops and consumable stores, the metallurgical plants, tailings dams and waste rock dumps. Blyvoor also houses the majority of its employees in Blyvoor-owned houses on the property and in the town of Carletonville. The normal support structures, including training, security, sport and recreational facilities, schools and churches are situated on the property. Blyvoor has mining title to 16,242 acres (6,573 hectares) and owns 5,138 acres (2,079 hectares) of freehold property.

Blyvoor consists of one mining license, ML46/99, in respect of statutory mining rights and mineral rights held by Blyvoor. We are in the process of converting these old order property rights to new order rights under the MPRD Act. The net book value of the mining assets at Blyvoor is $55.4 million at June 30, 2007, with 5.1 million ounces of Ore Reserves.

History

1937	Blyvooruitzicht Gold Mining Company Limited was incorporated and registered as a public company in South Africa on June 10, 1937.
1942	Gold production commenced.
1995	Blyvoor acquired the Doornfontein Gold Mining Company Limited in November 1995.
1996	Blyvoor acquired the mineral rights representing the Western Deep Levels tribute area.
1997	We acquired the entire share capital of Blyvoor on September 15, 1997.
2001	Implementation of the Blyvoor expansion project.
2003	Commissioning of No. 4 and 5 Slimes Dam retreatment facility at a cost of $6.5 million.
2004	On June 28, 2004, we entered into a 60-day review period on Blyvoor. The 60-day review was extended to September 13, 2004. By October 5, 2004, 1,619 employees had been retrenched at a cost of approximately $3.1 million.
2005	In August 2005, our Board of Directors approved No. 2 Sub-Shaft Project (now called the WAP Project) and the Slimes Dam Project to establish mining operations from the No. 2 Shaft and expansion to further improve plant efficiency, respectively.
	On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations.
	On October 27, 2005, our Board of Directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which owns ERPM, Crown and Blyvoor. We owned an 85% interest in DRDGOLD SA.
2006	On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in DRDGOLD SA.
2007	After completion of a drilling program to define the uranium resource in Blyvoor's slimes dam material, a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared in November 2007.

Geology and Mineralization

Blyvoor exploits the two gold-bearing pebble horizons in the Central Rand Goldfields, the Carbon Leader, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef horizons which occur in discrete channels over parts of the lease area approximately 246 feet (75 meters) vertically above the Carbon Leader Reef horizon. The Carbon Leader Reef is the principal economic horizon across the lease area and is a planar single sheet conglomerate. The Carbon Leader Reef typically comprises basal carbon seam, overlain by a thin, small pebble conglomerate, enriched in carbon in the lower portion. The grade of the Carbon Leader Reef is more variable than the Middelvlei Reef. The Middelvlei Reef consists of a variable number of polymictic quartz conglomerate bands, interbedded with coarse grain quartzite. The grade of the Middelvlei Reef is more erratic, with distinctive pay shoots forming as southward-orientated linear zones.

Blyvoor was established in 1937 to exploit the rich Carbon Leader Reef but by the late 1980s had reached a position where continued existence of mining operations was dependent upon the mining of scattered Carbon Leader Reef remnants and limited sections of the lower grade Middelvlei Reef.

Mining and Processing

Access from the surface to the current underground workings of the mines is through a system of vertical and incline shafts situated at the Blyvoor and Doornfontein mines. Doornfontein was previously a separate mine adjacent to the Blyvoor mine but has since been merged to form Blyvoor. The shaft system consists of four vertical shafts from the surface, thirteen sub-incline shafts and two sub-vertical shafts underground. Of these thirteen sub-incline shafts, only nine are in operation and are used for the conveyance of personnel, pumping and hoisting of mined ore and waste.

Two levels have been holed between the previous Doornfontein mine and workings within the Blyvoor lease extension (purchased in 1996 from Western Deep Levels Limited) to allow ore from the bottom of the Blyvoor workings to be trammed across and hoisted up via the Blyvoor No. 5 Shaft, from where it is trucked to the gold plant. The average mining depth at Blyvoor is 10,541 feet (3,213 meters), 5,292 feet (1,613 meters) below mean sea level.

Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and transported to the metallurgical plant for gold extraction.

Metallurgical processing facilities at Blyvoor are comprised of a single metallurgical plant. The process route is based on a conventional flow sheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydro cyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electrowinning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant.

In fiscal 2005, mining of the lower grade Main Reef at No. 6 Shaft was cut by 50% in favor of increased mining of the higher grade Carbon Leader Reef at No. 5 Shaft. Accelerated development, however, has ensured that the mine is well positioned to restore Main Reef mining to appropriate levels at No. 5 and No. 6 Shafts in response to gold price fluctuations.

In fiscal 2006, increasing levels of seismicity were experienced in the high-grade No. 5 Shaft area in the first half of the year. Consequently concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft and more from the lower-grade No. 6 Shaft areas. By the end of fiscal 2006, implementation of the new plan was under way with ore milled of 70,000 tons per month targeted. In August 2005, our board of directors approved a project to re-establish mining operations from the No. 2 Sub-Shaft in three phases at a total capital cost of $12.5 million (R80.5 million). In total, the No. 2 Sub-Shaft Project was expected to yield some 770,491 ounces of gold from 2.4 million tons of ore with an average delivered grade of 8.18 g/t, over a 20 year period. This project has been re-designed in two phases now called the Way-Ahead Project, or WAP Project.

In fiscal 2007, good progress was made on Blyvoor's WAP Project, which replaced the No. 2 Sub-Shaft Project. The WAP Project involves accessing the No. 2 sub-shaft reserves from levels 27 to 35 of No. 5 shaft at a substantially reduced cost of $5.2 million (R37.0 million) over the next three years.

Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to Blyvoor is provided from the West Wits substation outside Carletonville at 44,000 volts. Further substations, located on mine site, transform the power to 6,600 volts or 22,000 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 432 GWHr and the maximum demand is about 66 MW.

Several capital expansion projects were conducted over the period fiscal 2005 to fiscal 2007, including processing and extension of Slimes Dams No. 4, 5 and 6 ($0.3 million), the WAP project ($1.5 million) and a residue pipeline project ($0.3 million). In fiscal 2007, approximately $9.5 million was spent mainly on opening-up and development at Blyvoor.

Exploration and Development

At the beginning of fiscal 2003, Blyvoor began a feasibility study looking at the opportunity to re-mine and treat the slimes dam material from the No. 4 and 5 Slimes Dam Project. The project was commissioned during November 2003 and completed at a cost of $6.9 million including the conversion of leaching tanks, linear screens, pipes and site construction. The No. 6 Slimes Dam has been extended to provide additional capacity for the tailings from this project at a cost of $0.7 million. The project involves the reclamation of approximately 24 million tonnes of slime material at a rate of 240,000 tpm by high water monitoring and processed through a CIP circuit. The project has an estimated life of 8 years and an average recovery grade of 0.02 ounces per ton at a cash cost of $200 per ounce of gold produced. The project costs were funded from the R65.0 million ($10.4 million) loan facility from the IDC.

In November 2007 encouraging results had been obtained from a drilling program to define the uranium resource in Blyvoor's slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared. For fiscal 2008, an exploration drilling program linked to opening up and development has been scheduled to evaluate the south-west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. If encouraging results are obtained, various mining options will be investigated to exploit the ore body, including the possibility of a trackless decline.

Environmental and Closure Aspects

The predominantly dolomitic geology of the area in and around Blyvoor, and the resultant occasional occurrence of sinkholes and subsidences, exposes Blyvoor to relatively unique environmental risks and costs associated with the remediation and filling of these sinkholes.

Blyvoor has to maintain a rate of pumping of fissure water sufficient to keep the rate of rise of underground water below the level of underground workings. The required rate is in the order of 2 million gallons (8 million liters) per day. Water not used in the operations is discharged into the Wonderfonteinspruit. In order to address the risk of contamination of ground water, streams and wetlands, water is sampled and the level of contaminants monitored in accordance with Blyvoor's water management plan. Fissure water at Blyvoor is generally of a good quality, therefore we believe that the contribution of this water to pollution of water in the area is minimal.

We have not conducted an assessment of the full scope of pollution to surface water as a result of the discharge from Blyvoor. This is because the impact of our discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. Two continuous water quality monitors have been installed to send water quality data to a website. Regular monthly meetings continue to take place with the Potchefstroom Municipality, with Blyvoor being fully compliant with the requirements of the agreement with the Potchefstroom City Council. The Far West Rand Technical Forum has been established to address water issues in this area. The DWAF are chairing this forum. The forum consists of government departments, NGO's, mining companies and other interested and affected parties. The Wonderfonteinspruit Action committee, of which Blyvoor is a member, has been established to look at the feasibility of cleaning up the spruit. This committee reports to the main forum.

Sinkholes are caused by ground water seeping into the underground dolomitic structures, which dissolve and weaken causing a collapse in the rock structure. Dolomitic rock could be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. The occurrence of sinkholes is limited to a particular area of Blyvoor, which requires an active program in water management and control. Water from leaking pipes is reported to a monitoring committee and the necessary repairs are undertaken immediately. Ground subsidence surveys are undertaken to timely identify any possible sinkholes. Sinkholes that do occur are filled to prevent further inflow of surface water and potential enlargement of the hole. Sinkholes which form outside of our property are repaired by the Far West Rand Dolomitic Water Association.

Pollution from slime dams is controlled by dust suppression and water management programs. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Environmentally friendly dust suppressants, such as molasses, are also applied when deemed necessary. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings complexes followed by the application of lime, to neutralize the natural acidic conditions, and fertilizer as the organic growth medium.

During 2004, Blyvoor implemented a tailings reclamation project and as a result of this new project being implemented amendments to Blyvoor's EMP have had to be made by the relevant regulator. The environmental management program identified the impacts associated with the reclamation of the dams and the extension of the No. 6 return water dam and identified remedial measures to minimize the risk. The DWAF visited the site in August 2004 and was satisfied with our environmental performance.

Blyvoor has updated its EMP to meet the new requirements of the MPRD Act. The EMP has been submitted to the DME for approval. Blyvoor is currently demolishing and rehabilitating redundant surface infrastructures, including the defunct uranium plant.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Blyvoor, in current monetary terms as at June 30, 2007, is $6.1 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on our balance sheet. A total of $3.4 million has been contributed to a Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

Based upon a gold price of approximately R154,437 per kilogram ($660 per ounce), at June 30, 2007, the Proven and Probable Ore Reserves of Blyvoor were 5.1 million ounces. In fiscal 2006, based upon a gold price of approximately R117,055 per kilogram ($582 per ounce) at June 30, 2006, the Proven and Probable Ore Reserves of Blyvoor were 5.3 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Blyvoor, Mr. David Edwin James Whittaker (SACNASP) is the appointed Mineral Resource competent person.

As a result of the implementation of the WAP Project and the higher gold price, Blyvoor's life-of-mine remains at 20 years, as at June 30, 2007.

Current Production

Blyvoor produced a total of 151,269 ounces of gold in fiscal 2007, with 110,471 ounces from underground areas and 40,798 ounces from surface areas. This represents 34% of our production from continuing operations of 450,247 ounces based on our subsidiaries.

Underground gold production has decreased from 120,178 ounces in fiscal 2006 to 110,471 ounces in fiscal 2007. Reduced underground production reflects the implementation during fiscal 2007 of a new, "lower grade, higher volume" mine plan to address safety concerns arising from increased levels of seismicity in the high-grade No. 5 Shaft area. Surface gold production increased from 39,515 ounces in fiscal 2006 to 40,798 ounces in fiscal 2007.

Cash costs of $551 per ounce in fiscal 2007 increased from $482 per ounce in fiscal 2006. Total costs for fiscal 2007 of $595 per ounce also show an increase compared to $520 per ounce in fiscal 2006. The increase in both cash costs and total costs per ounce of gold produced was primarily attributable to the lower production at Blyvoor in fiscal 2007.

The following table details the operating and production results from Blyvoor for the past three fiscal years.

	Year ended June 30,		
	2007	**2006**	**2005**
Production			
Surface Operations			
Ore mined ('000 tons)	4,072	4,005	3,233
Recovered grade (oz/ton)	0.010	0.010	0.007
Gold produced (ounces)	40,798	39,515	23,920
Underground Operations			
Ore mined ('000 tons)	761	742	649
Recovered grade (oz/ton)	0.145	0.162	0.213
Gold produced (ounces)	110,471	120,178	137,958
Total ounces produced	151,269	159,693	161,878
Results of Operations ($)			
Revenues ('000)	96,007	83,635	68,370
Production cost ('000)	83,298	76,936	73,814
Non-US GAAP Financial Data			
Cash cost per ounce of gold ($)[1]	551	482	456
Total cost per ounce of gold ($)[1]	595	520	498

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[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

Crown

Overview

We own 100% of CCGR, which in turn owned 40% of Crown. CCGR was incorporated in South Africa on May 23, 1997. Pursuant to a scheme of arrangement, we acquired 100% of CCGR on September 14, 1998. Additionally, in October 2002, we entered into an agreement with third parties to purchase the entire issued share capital and all shareholders' claims of ERPM for a purchase price of $11.0 million. Until November 30, 2005 we accounted for our 40% interest in Crown under the equity method. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold initially acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We currently own 74% of Crown, which we consolidated as a subsidiary from December 1, 2005, through our 74% holding in DRDGOLD SA. For a full description of the transactions associated with our acquisition of Crown, see Item 4A: "History and Development of the Company."

Crown has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as Crown. ERPM's Cason Dump surface re-treatment operation is expected to continue to operate until 2013 under the management of Crown based on the current rate of production of approximately 178,000 tpm. Crown undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central Johannesburg.

At June 30, 2007, Crown had 1,165 employees, including contractors.

Property

Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations. It has mining rights to 5,787 acres (2,342 hectares) and has the right to occupy 1,490 acres (603 hectares) of freehold property. Crown is in the process of converting these old order rights to new order rights under the MPRD Act.

The Crown Central operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 6 miles (10 kilometers) west of the Johannesburg central business district in the province of Gauteng. Access is via Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston motorway. The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road.

As of June 30, 2007, the net book value of Crown's mining assets was $24.7 million.

History

1979	Rand Mines Limited directors approved the formation of the company Rand Mines Milling and Mining Limited (RM3) to treat the surface gold tailings created from the underground section of the original Crown Mines, which had been in operation since the start of gold mining on the Witwatersrand in the late 1800's.
1982	First plant commissioned at Crown Mines to process surface material.
1986	Second plant commissioned at City Deep to process surface material.
1997	Randgold Exploration Limited and Continental Goldfields of Australia entered into a joint venture with the intention to establish a company that would acquire dump retreatment operations on the Witwatersrand. This resulted in the formation of CCGR, which was incorporated as a public company in South Africa in May 1997. Crown was a wholly owned subsidiary of CCGR and consists of the surface retreatment operations of Crown Central, City Deep and Knights.
1998	We purchased 100% of CCGR.
2002	KBH purchased 60% of Crown. We were appointed as joint manager of the operation with KBH.
2005	On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations.
	On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We owned an 85% interest in DRDGOLD SA.
2006	On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in DRDGOLD SA.
	On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti to purchase the Top Star Dump.

Mining and Processing

Crown undertakes the re-treatment of surface sources deposited as tailings from non-operational mining sites across central Johannesburg.

Material processed by Crown is sourced from numerous secondary surface sources namely, sand and slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material. This material is generally made up of old gold metallurgical plant sites as well as "river bed" material.

The three metallurgical plants, known as Crown Mines, City Deep and Knights, have an installed capacity to treat approximately 11.0 million tons of material per year. Up to fiscal 2003, Crown also operated the West Wits gold plant for the processing of sand and slime. Crown also operates the ERPM surface operations with ore being treated at the Knights plant. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits.

Electricity to Crown is supplied to the Crown Central and City Deep business units from separate substations referred to as Jupiter and No. 15 Shaft Crown Mines, and for the Knights by the Ekhurhuleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to 6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment.

For Crown Central and City Deep, the average annual power consumption is about 72 GWHr and the maximum demand is about 3.7 MW. For Knights the average annual power consumption is about 36 GWHr and the maximum demand is about 1.8 MW.

Crown operates three plants with slight variations in design in each plant, with a processing capacity of approximately 1 million tpm, yielding approximately 0.01 oz/t (0.4 g/t). The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and CIL technology to extract the gold. As at June 30, 2007, the overall plant utilization was 95%.

City Deep Plant: Commissioned in 1987, this surface/underground plant is comprised of a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. In 1998, the plant was converted to a slimes only operation. However, due to operational difficulties caused by the particulate nature of the slimes, the milling circuit has subsequently been recommissioned to facilitate the treatment of sand.

Crown Mines Plant: Commissioned in 1982, this surface/underground plant has already been modified and is comprised of a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré.

Knights Plant: Commissioned in 1988, this surface/underground plant is comprised of a circuit including screening, primary cycloning, spiral pre-concentration, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electrowinning and smelting to doré.

Exploration and Development

Exploration and development activity at Crown involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by Crown.

On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti to purchase the Top Star Dump. The Top Star Dump has been evaluated geostatistically and has a probable reserve of 5.1Mt, at a grade of 0.755g/t.

Exploration drilling is currently under way to define the uranium potential of all Crown's current deposition sites.

Environmental and Closure Aspects

Crown operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks are associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from the University of Witwatersrand and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and applied specifically to each dust sample recovery monitoring site and integrated into Crown's internal environmental assessment process. Although Crown completed a project for thickening re-processed tailings, there also remains a risk of localized sloughing which can result in that section of the tailings dam being closed temporarily, with repair work being done to the dam wall. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in Crown's metallurgical plant. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Crown has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to that capacity of return water dams.

Dust pollution is controlled through an active environmental management program for the residue disposal sites and chemical and organic dust suppression on recovery sites. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants, such as molasses, are applied. Dust fall-out is also monitored. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings followed by the application of lime, to reduce the natural acidic conditions, and fertilizer to assist in the growth of vegetation planted on the tailings dam.

A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Crown has several environmental merits as it has removed a potential pollution source and opens up land for development. Crown has conducted its environmental management program performance assessment, which was submitted to and approved by the DME during fiscal 2005. Crown has updated its EMP in compliance with the MPRD Act and submitted it to the DME for approval.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for Crown, in current monetary terms as at June 30, 2007, is approximately $20.1 million. A total of $1.7 million has been contributed to the Crown Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

Based upon a gold price of approximately R154,437 per kilogram ($660 per ounce), at June 30, 2007, our 74% share of the Proven and Probable Ore Reserves of Crown was 0.4 million ounces. In fiscal 2006, based upon a gold price of approximately R117,055 per kilogram, our 85% share of Proven and Probable Ore Reserves of Crown was 0.4 million ounces. Crown's Ore Reserves have not changed from the previous year. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Crown Surface, Mr. William John Laing (PLATO) is the appointed Mineral Resource competent person. The current life-of-mine is estimated to be seven years.

Current Production

Gold production for Crown was 103,011 ounces in fiscal 2007 compared to our attributable share of gold production of 75,959 ounces in fiscal 2006 and 45,424 ounces for fiscal 2005. The increase in gold production in fiscal 2007 reflected an improvement in throughput tons made possible through improvements to pipelines and other infrastructure, but was also due to the incorporation of Crown into DRDGOLD SA as a wholly owned subsidiary with effect from December 1, 2005.

In fiscal 2007, cash costs decreased to $451 per ounce of gold from $477 per ounce of gold in fiscal 2006, as a result of higher gold production. Total cost per ounce of gold increased to $542 per ounce from $533 per ounce in fiscal 2006.

The following table details our attributable share of the production results from Crown for the past three fiscal years:

	Year ended June 30,		
	2007	**2006**	**2005**[1]
Production			
Surface operations			
Ore mined ('000 tons)	9,265	6,795	3,915
Recovered grade (oz/ton)	0.011	0.012	0.012
Gold produced (ounces)	103,011	75,959	45,424
Results of Operations ($)			
Revenues ('000)	64,351	31,310	-
Production cost ('000)	46,430	26,697	-
Non-US GAAP Financial Data			
Cash cost per ounce of gold ($)[2]	451	477	-
Total cost per ounce of gold ($)[2]	542	533	-

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[1] Represents our 40% attributable share of production for fiscal 2005. From December 1, 2005, Crown was a consolidated subsidiary (previously accounted for as an associate under the equity method).

[2] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

ERPM

Overview

Until November 30, 2005 we accounted for our 40% interest in ERPM under the equity method. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring initially a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We own 74% of ERPM, which is consolidated as a subsidiary from December 1, 2005, through our 74% holding in DRDGOLD SA. For a full description of the transactions associated with our acquisition of ERPM, see Item 4A: "History and Development of the Company."

ERPM consists of an underground section and the Cason Dump surface retreatment operation. The underground mining operation at ERPM implemented a controlled closure program and was scheduled to close in March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine has achieved a reduction in costs coupled with improved productivity. As a result, the original planned closure of the underground section was prevented. The Cason Dump surface re-treatment operation will continue to operate until 2013 under the management of Crown based on the current rate of production of approximately 178,000tpm. At June 30, 2007, ERPM had 2,139 employees, including contractors.

Property

ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Underground mining and recovery operations comprise relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the metallurgical plant, tailings deposition facilities and associated facilities. The mine exploits the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area.

During fiscal 2005, all mining activity was moved to the Far East Vertical, or FEV, Shaft lease area. The South East Vertical Shaft was maintained for hoisting and pumping, the Central Shaft was placed on care and maintenance and the Hercules Shaft was decommissioned resulting in the retrenchment of 806 employees in August 2004. At FEV, there has been a drive on development and a focus on effective grade control. Improvements in production, efficient cost controls, a better Rand gold price received and the re-institution of State assistance with pumping have all contributed to restoring the mine's underground operations to profitability.

At June 30, 2007, the net book value of ERPM's mining assets was $11.8 million.

History

1895	Formation of East Rand Proprietary Mines Limited.
1991	The FEV shaft was commissioned.
1999	The company was liquidated in August 1999. The mine was run by a small number of employees during liquidation. Underground flooding continued during liquidation.
2000	KBH took over control of the mine in January 2000. Operating as Enderbrooke Investments (Pty) Limited, or Enderbrooke, and employing an outside contractor, the mine re-commenced mining operations in February 2000.
2002	Crown purchased 100% of ERPM, from Enderbrooke.
2003	An underground fire occurred at FEV Shaft, in February 2003. There was also the loss of Hercules Shaft in June 2003 and the loss of a secondary outlet at the FEV shaft in November 2003.
2004	In July 2004 it was determined that the underground section would undergo a controlled closure program ending March 2005. The closure program was prevented by a reduction in costs and improved productivity at the mine.
2005	Central Shaft placed on care and maintenance.
	On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations.
	On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We owned an 85% interest in DRDGOLD SA.
2006	On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in DRDGOLD SA.
	A prospecting right covering an area of 1,252 hectares (3,093 acres) of the neighboring Sallies lease area, referred to as ERPM Extension 1 was granted by the DME.
2007	A prospecting right, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DME. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).

Mining and Processing

Underground mining operations at ERPM are comprised of two vertical shafts known as FEV Shaft and the Central Shaft. There are also three additional shafts namely the South East Vertical Shaft, or SEV Shaft, used for the transport of employees and materials and the hoisting of rock, the South West Vertical, or SWV, Shaft and the Hercules Shaft that are used for water pumping only. The Cason Dump Project is used for the retreatment of surface material mined from the defunct Cason shaft.

An operational reassessment of the underground operations was undertaken in April 2004. Formal notice under the South African Labor Relations Act was issued on May 4, 2004, which required a review period of no less than 60 days to assess the operational performance of the ERPM underground operations to consider options to restore the operations to profitability. A task team comprising management, union representatives and labor was established to assess the proposals and make a final recommendation. On July 4, 2004, ERPM management announced that the underground mining operation was not sustainable, even at a higher Rand-gold price of R2,650 per ounce. As a result, a controlled closure program of the underground section was implemented and was expected to be completed by March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine achieved a reduction in costs coupled with improved productivity. As a result, the original planned closure of the underground section was prevented.

Early in the second quarter of fiscal 2006, a 16 meter up-throw fault in the 70 level east area of the mine was encountered and work to traverse this continued for the remainder of the year. Refurbishment of the Far East Vertical, or FEV, Shaft decline and decline conveyor was another key focus of attention during the year. Production build-up from newly opened-up, lower grade areas above 70 level – both to relieve pressure on the decline conveyor and as a safety response to increasing seismicity in higher grade areas below 70 level began during the last quarter of fiscal 2006.

In fiscal 2007, a planned shift from lower volume, higher grade scattered mining in the west of the lease area to higher volume, lower grade longwall mining in the east below 70 level proved problematic. Delays in the supply of services to the newly developed longwalls reduced volumes mined and navigation of faulting encountered had a negative impact on both volumes and yield. By the end of fiscal 2007 a catch-up in the delivery of services saw a recovery in volumes and a higher level of throughput for the year. The average grade recovered was lower, however. Fault navigation is expected to continue for between six and nine months into fiscal 2008. To limit the negative impacts of this, more focus will be directed towards grade management. A three-year, $4.9 million (R35.0 million) plugging program to isolate ERPM's FEV Shaft from water rising in the Central Witwatersrand Basin is scheduled for completion in fiscal 2008. Increased throughput from ERPM's Cason Dump made possible through upgrades to pumps and piping and an increased milling capacity at the Knights plant, offset the impact of a slight drop in grade, resulting in higher surface gold production.

Electricity to ERPM is provided to the Cason Dump, SEV and FEV Shafts from the Bremmer substation, located in close proximity to the mine in Boksburg. Transmission is at the rate of 88,000 volts. The Simmer Pan substation, located approximately 10 miles (16 kilometers) away from the mine site in Germiston, supplies the SWV and Hercules Shafts. Transmission is at the rate of 44,000 volts. The two substations, located on mine site, transform the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 240 GWHr and the maximum demand is about 52 MW. The on-mine substations are older in nature and undergo annual infrared testing to identify hot connections which are potential fire hazards and are subject to regular maintenance which includes the inspection of the settings, blades and changing the transformer oil in the circuit breakers.

Exploration and Development

In the future it will be necessary to extend the FEV decline from 75 to 78 levels to replace face length. There is also the prospect of extending ERPM's Ore Reserves into the neighboring Sallies lease area, referred to as ERPM Extension 1, and significantly increasing the life of the mine's underground operations.

An additional application to extend ERPM's existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DME in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). Subsequent due diligence exercises will be conducted which could eventually culminate in a deep-level mine with a life in excess of 15 years.

Environmental and Closure Aspects

There is a regular ingress of water into the underground workings of ERPM, which was contained by continuous pumping from the underground section. On May 31, 2004, ERPM stopped continuous pumping of water from the underground section for financial reasons due to the withdrawal of the State pumping subsidy and the low Rand gold price making the cost of full time pumping unaffordable, with occasional pumping to surface conducted on weekends. In December 2004, the mine received the pumping subsidy funds and continuous pumping was reinstated. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant or surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels. ERPM is currently pumping the Central Basin water out of the SWV Shaft. The 'plugging' program undertaken by ERPM will ensure that ERPM will eventually not be dependant on pumping this water.

In fiscal 2007, ERPM updated its EMP to meet MPRDA requirements and submitted it to the DME for approval. The concurrent rehabilitation of redundant structures and holdings continued throughout fiscal 2007. Pumping is continuing at SWV Shaft with additional water from the Hercules basin expected at the end of October 2007. The pumping infrastructure has been upgraded in anticipation of this additional water. ERPM, together with consultants, are currently looking at upgrading the total pumping capacity at SWV Shaft with a more efficient system as part of an Eskom-funded demand side management project. The water is also earmarked in the medium term for use by the Ergo Mining Joint Venture. As a long term sustainable solution, it is envisaged that the water will be treated by the plant currently being tested for the Western Basin water.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, ERPM have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2007, is $6.4 million. A total of $1.3 million has been contributed to the ERPM Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

Based upon a gold price of approximately R154,437 per kilogram ($660 per ounce), at June 30, 2007, our 74% share of Proven and Probable Ore Reserves of ERPM was 0.7 million ounces, of which 0.5 million ounces relate to the underground section. The remaining 0.2 million ounces relate to the Cason Dump surface material which, based on the estimated rate of production, will be processed over a remaining 7 year period ending in fiscal 2014. Based upon a gold price of approximately R117,055 per kilogram, at June 30, 2006, our 85% share of Proven and Probable Ore Reserves of ERPM were 1.0 million ounces. The year on year decrease is mostly attributable to the continuation of mining operations and the decrease in our attributable share from 85% to 74%. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Johan Smit (PLATO) is the appointed Mineral Resource competent person. The current underground life-of-mine is seven years.

Current Production

Gold production for ERPM was 80,216 ounces in fiscal 2007 compared to our attributable share of gold production of 80,324 ounces in fiscal 2006 and 44,600 ounces in fiscal 2005.

The following table details our attributable share of the production results from ERPM for the past three fiscal years:

	Year ended June 30,		
	2007	**2006**	**2005**[1]
Production			
Surface Operations			
Ore mined ('000 tons)	1,932	1,761	830
Recovered grade (oz/ton)	0.011	0.012	0.011
Gold produced (ounces)	22,153	20,325	9,208
Underground Operations			
Ore mined ('000 tons)	297	248	160
Recovered grade (oz/ton)	0.196	0.242	0.221
Gold produced (ounces)	58,063	59,999	35,392
Total ounces produced	80,216	80,324	44,600
Results of Operations ($)			
Revenues ('000)	47,990	33,840	-
Production cost ('000)	46,798	28,642	-
Non-US GAAP Financial Data			
Cash cost per ounce of gold ($)[2]	583	467	-
Total cost per ounce of gold ($)[2]	638	555	-

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[1] Represents our 40% attributable share of production for fiscal 2005. From December 1, 2005, ERPM was a consolidated subsidiary (previously accounted for as an associate under the equity method).

[2] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

Papua New Guinea

Tolukuma

Overview

Dome Resources (Pty) Limited, or Dome, was incorporated on May 17, 1984, under the name Dome Resources NL. Dome owned and operated the Tolukuma gold and silver mine in PNG. During September 1999, we purchased 28,693,002 (19.93%) of Dome's ordinary shares for A$0.30 ($0.19) per share. In June 2001, we increased our shareholding to 100%.

The Tolukuma gold mine is located approximately 6 kilometers east of Fane Mission, 12 kilometers west of Woitape and 100 kilometers north of Port Moresby in Central Province, Papua New Guinea. The mine is in an area of steep mountainous terrain in the headwaters of Iwu Creek, which drains into the Auga River. Elevations in the mine lease area range from 1,100 meters above sea level (asl) at the Auga River to 1,750 meters asl at the top of Tolukuma hill.

As at June 30, 2007, the mine employed 755 people, including 129 contractors.

Property

Tolukuma consists of one mining lease, ML104, covering 1,898 acres (768 hectares) and five current exploration licenses covering an area of approximately 513,962 acres (208,000 hectares), two licenses under renewal covering 125,525 acres (50,800 hectares) and four licenses under application totaling 1,073,884 acres (434,600 hectares). The total exploration area amounts to approximately 2,456,144 acres (994,000 hectares). For a summary of our exploration licenses see "Exploration Projects" in Item 4D: "Property, Plant and Equipment."

All current mining activities are carried out under the terms of Mining Lease 104 (ML104), granted under Section 38 of the Papua New Guinea Mining Act of 1992 and Mining Regulations 1992. The lease is granted for a term of 20 years expiring on August 29, 2012, and is renewable for further periods not exceeding 10 years each.

The mine is located about 62 miles (100 kilometers) north of Port Moresby in the Central Province of Papua New Guinea at an elevation of 5,115 feet (1,560 meters) above mean sea level. The mine is situated in very steep mountainous terrain that is not accessible by road. All transport of employees, materials and equipment to and from the mine is by helicopter. As a result, approximately 17% of the production costs of the mine are spent on transportation and logistics, including the cost of jet fuel. Tolukuma is worked on a "fly-in-fly-out basis," with all staff being accommodated in quarters when at the mine.

The climate of the Central Province area is temperate with year round rainfall. Temperatures range from 50 to 77 degrees Fahrenheit (10 to 25 degrees Celsius) and rainfall averages 144 inches (3,650 millimeters) per year. The vegetation is largely rainforest and thick vegetation associated with high rainfall and mountainous regions.

At Tolukuma, the traditional landowners are the Yulai people who belong to the Auga tribes – Auga being their main river. There are three clans and at the head of each clan is a chief. The population around the mine is approximately 2,700, with 700 being landowners and the rest made up of outsiders coming into the area to seek employment. There is a Memorandum of Agreement, or MOA, between National Government, Provincial Government, the landowners and Tolukuma. The MOA is a working document which indicates the responsibilities of each party and their role in the sustainable development of the community. The MOA is reviewed every two years, with an MOA to be mutually agreed by the parties if revised. Currently, there is an agreed MOA in place.

Production from Tolukuma is subject to a 2% net smelter royalty. This royalty is distributed to the Yulai future generation fund, a landowners' association, the landowners, and to a Central Provincial Government fund for projects outside the mine area.

History

1984	Dome Resource (Pty) Limited was incorporated on May 17, 1984, under the name Dome Resources NL, or Dome.
1987	Tolukuma mine was discovered by Newmont Proprietary Limited.
1993	Tolukuma Gold Mines Limited was acquired by Dome from Newmont Second Capital Corporation.
1999	In September, we purchased an initial stake of 19.93% of Dome.
2001	In June, we acquired all outstanding shares of Dome we did not already own, bringing our shareholding to 100%.
2006	We concluded a sale and purchase agreement with Emperor, where initially we held 88.3% of Emperor which in turn holds the 100% interest in Tolukuma.
2007	On September 10, 2007, Emperor announced its intention to divest the Tolukuma gold mine situated in PNG. Accordingly, the Company initiated a divestment process for the mine and a portfolio of associated exploration tenements.
	On October 22, 2007, we sold our entire interest in Emperor for A$55.9 million ($52.4 million).

Exploration and Development

Exploration within the mining lease, ML104, expanded with the purchase of two underground diamond drill rigs, including one with long hole capability, and an additional rig for surface drilling. This brought the number of rigs on site to five. An air-driven Kempe rig, commissioned in December 2003, is used for short holes underground, currently targeting the down dip extension of the Tinabar ore body and an LMA90 drill rig, commissioned in January 2004, is used for longer exploration holes, initially in the Gulbadi south area and the Milaihamba structural target. Another manportable DT600P was purchased to support the existing manportable DT250P on surface drilling of ML104 and later the Saki, Sere, and Taula North prospects in Exploration License 580 followed by other regional targets. The LY44 is also currently drilling ML104 targets.

Drilling during fiscal 2005 concentrated mainly within ML104, testing the extensions of known mineralized structures such as the Zine, 120, Gulbadi, Tolukuma, and Tinabar veins, with the aim of delineating and defining additional mineralized materials for mill feed. Drilling in fiscal 2005 continued at new structures that have been identified for drill testing including the Loch, Tofun, and Banana vein structures.

During fiscal 2006, we announced the discovery of two zones of high-grade gold mineralization in the Zine structure, a significant regional structure that is parallel to the main Tolukuma structure. We continued to maintain eleven Exploration Licenses, or EL, covering 8,183 square kilometers. Seven tenements have been granted namely EL683, 1297, 1379, 1284, 1271, 1352 and 1366; and four tenements EL580, 894, 1264 and 1327 awaiting renewal.

In fiscal 2007, exploration expenditure of $2.6 million was incurred.

Geology and Mineralization

The Tolukuma deposit is a narrow epithermal low sulphidation gold/silver/quartz/adularia vein system noted for its high-grade "bonanza" style mineralization. The primary structures extend 4.4 miles (7 kilometers) on strike with economic mineralization usually occurring in well-defined zones on dip and along strike.

The Tolukuma deposit is comprised of two sub-parallel structures that are connected by a series of linked structures trending generally from north west to south east. Individual quartz veins average 0.6 feet to 6.6 feet (0.2 meters to 2.0 meters) in width over a strike length of more than 0.9 mile (1.4 kilometers). Likewise, the Zine and 120 veins located approximately 250 meters to the east, have similar geological features. These are connected by a series of linked structures tending generally in a south east to north west direction.

All the current Ore Reserves are located within these veins in five sections that have different geological characteristics. These zones include from north to south, Tolukuma, Tolimi, Tinabar and Gulbadi. The Gulbadi zone includes the Gulbadi and Gulbadi X-veins. Clay zones of variable width are located in the intersections on two or more structures. Minor loops off the main veins, minor splay veins and minor cross veins are excluded from the potential reserves, although they are mined at times. Infill diamond drilling of the Zine and 120 veins is continuing and an underground diamond drilling program has commenced.

Mining and Processing

The Tolukuma plant was built in 1995. Historically ore has been mined from both underground and open pit areas. No open pit mining is currently carried out. Ore is currently sourced primarily from underground mining with mill feed supplemented by ore recovered from low grade stockpiles. All mining is conducted using mining plant and equipment owned by Tolukuma. The average mining depth at Tolukuma is 490 feet (150 meters) below surface or approximately 4,760 feet (1,450 meters) above mean sea level. Access to underground workings is via decline shafts. Mining methods vary according to local ground conditions and are generally mechanized cut and fill shrinkage methods.

The metallurgical plant is compact and is located on a steep ridge in very mountainous terrain. Ore is trucked to the plant, then milled and treated through a conventional gravity and CIL circuit. The plant consists of a closed circuit semi-autogenous mill that at June 30, 2006 is capable of processing 18,000 tpm. Cyanide in the residue is neutralized in a detoxification plant prior to riverine discharge.

Tolukuma is situated in a remote area, and as a result is forced to be self sufficient with regard to the generation of power. Power is generated through a combination of diesel driven generator sets and hydro-turbine driven generator sets. Three hydro units are installed, capable of generating 1.8 MW of power. These units are dependant on the supply of adequate water. These generators supply 32,000 volts via overhead lines to the mine, where it is transformed down to either 6,600 volts, 1,000 volts or 525 volts, depending on the requirement. On average the mine consumes 30 MW of power. Any shortfall from the hydro units is made up by the diesel units (a total of 3.2 MW of diesel generating power is installed).

Several capital projects were conducted over the period from fiscal 2005 to fiscal 2007, including expansion of the mobile plant, additions to equipment in the plant and acquisition of plant and equipment. During fiscal 2007, $6.5 million was spent, mainly on mine development.

Environmental and Closure Aspects

Tolukuma has been developed in accordance with an environmental plan approved by the Papua New Guinea authorities in July 1994. Tolukuma is compliant with the Papua New Guinea Government's regulatory requirements. To ensure continuing compliance with the government's regulatory requirements, Tolukuma has implemented a broad-based Environmental Management and Monitoring Program, or EMMP. The measures we have taken to implement this program include addressing water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys were conducted during July and September of 2003. During March 2003, an environmental audit was concluded at Tolukuma which found the operations to be in substantial compliance with applicable Papua New Guinea legislation and the EMMP environmental plan. The studies conducted in 2003 confirmed existing trends that had been established over recent years. The water quality meets legal requirements, as per the criteria set by the water license.

Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Mine, and the surrounding land in general is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose us to criminal liability under Papua New Guinea legislation. As a result of an internal study of the Tolukuma Mine in 2000, in order to ensure that mercury discharges remain within allowable limits, the following program is being followed:

- daily monitoring of mercury levels at the tailings discharge point and approximately 1500 feet downstream (grab sampling);
- monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points; and
- biennial monitoring of stream sediments.

Lead, mercury, cyanide and arsenic occur naturally in the ore processed at Tolukuma. Cyanide is associated with the mining process and is discharged into the riverine system as a result of the inability of Tolukuma to use conventional tailings dams. Prior to discharge, the cyanide is degraded in a detoxification process and levels are monitored daily.

Through visits with local communities by mine staff members, we have been informed that communities located downstream from the Tolukuma Mine do not generally use water from the Auga/Angabanga river system for consumption as these communities rely on water from creeks, tributaries and strategically placed wells, many of which we have provided, and we are not aware of any adverse health effects on communities associated with the Tolukuma Mine.

Furthermore, we are not aware of any scientific or engineering report that states that the level of mercury discharges from the Tolukuma Mine into the Auga/Angabanga river system are harmful to human life. In November 2002, Oxfam Community Aid Abroad released their "Mining Ombudsman Annual Report 2001-2002" which we believe made inaccurate and unsubstantiated references to mercury output and other findings contained in an internally prepared study on Tolukuma done in 2000. This study was not conclusive on the mercury output at Tolukuma and the results of this study were not scientifically tested. Nonetheless, as discussed above, we increased our environmental management systems in response to this study.

Two water quality and geochemical investigations were conducted by an independent consultant in July 2000 and June 2002. These investigations concluded that there was little difference between mercury concentrations in mining sediment from the Tolukuma Mine being dumped into the Auga/Angabanga river system and the naturally occurring sediments in the area. Although mercury is detectable in the mining derived sediments immediately adjacent to the discharge point, these levels are immediately diluted to levels below detectable limits upon meeting with the Alabule River. This area consists of steep gorges and fast, turbid currents. The result is a high dilution of mining sediments and, therefore, negligible impact on the lower Angabanga floodplain and oxbow lakes which are located downstream from the Tolukuma Mine. An additional study took place during June 2003, reinforcing earlier findings. Further water quality and geochemical monitoring performed by an independent consultant in December 2005 on the Auga/Angabanga river system, reported findings to be within compliance. The mill tailings analyzed by the Australian Laboratory Services in Brisbane for filtered metals, ammonia, cyanide, conductivity and total suspended solids are also within compliance criteria.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Tolukuma, in current monetary terms as at June 30, 2007, is $1.6 million. This has been included in the provision for environmental rehabilitation, reclamation and closure costs on our balance sheet.

Life of Mine

Our attributable Proven and Probable Ore Reserves for Tolukuma, as at June 30, 2007, were 0.108 million ounces, determined assuming a gold price of K2,024 per ounce ($660 per ounce). Based on a gold price of K1,840 per ounce ($582 per ounce), at June 30, 2006, the Proven and Probable Ore Reserves of Tolukuma were 0.195 million ounces. The decrease in Ore Reserves was primarily as a result of depletion.

A Mineral Resource competent person is appointed at each operation to review our Ore Reserves calculations for accuracy. For Tolukuma, Mr. Roger Cooper (MAusIMM and MAIG) is the appointed Mineral Resource competent person. As at June 30, 2007, Tolukuma has been assessed with a two year life of mine for its underground operations.

Current Production

Total gold production for fiscal 2007 was 44,181 ounces compared to 54,790 ounces for fiscal 2006. Safety concerns led to a suspension of mining from the Gulbadi area, significantly reducing underground tonnage. This, together with problems related to inventory and cash flow, led to mill feed being sourced primarily from low grade surface stockpiles. A major breakdown of the SAG mill also had a negative impact on production.

The following table details the operating and production results from Tolukuma for the past three fiscal years.

	Year ended June 30,		
	2007	**2006**	**2005**
Production			
Underground Operations			
Ore mined ('000 tons)	204	213	235
Recovered grade (oz/ton)	0.22	0.26	0.33
Gold produced (ounces)	44.181	54,790	76,314
Results of Operations ($)			
Revenues ('000)	28,926	29,085	32,446
Production cost ('000)	38,398	33,448	25,278
Non US GAAP Financial Data			
Cash cost per ounce of gold ($)[1]	869	610	331
Total cost per ounce of gold ($)[1]	1,391	767	434

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[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

Exploration Projects

Our exploration and project development activities during fiscal 2007 continued to enhance our growth strategy by extending and replacing existing production ounces. In addition, escalations in the Uranium Oxide price prompted us to embark on an exploration program to determine the uranium potential of our extensive surface dumps. The process commenced at Blyvoor and will be applied to the surface dumps of the other South African operations in fiscal 2008.

South Africa

Blyvoor

In November 2007, encouraging results had been obtained from a drilling program to define the uranium resource in Blyvoor's slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared. For fiscal 2008, an exploration drilling program linked to opening up and development has been scheduled to evaluate the south-west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. An initial 1,000 meters of exploration drilling to locate and define pay shoots started in September 2007. If encouraging results are obtained, various mining options will be investigated to exploit the ore body, including the possibility of a trackless decline.

ERPM Extension 1

ERPM has a prospecting right covering an area of 1,252 hectares (3,093 acres) of the neighboring Sallies lease area, referred to as ERPM Extension 1. When this is converted into a mining right, it will enable the high-grade Composite Reef pay shoot, currently being exploited at ERPM, to be pursued through the existing mine boundary.

The regional geology of the area indicates that there will be a strike change due to faulting associated with an east-west trending sinistral tear fault. In order to confirm the anticipated change in the geological structure and hence pay shoot orientation, it is envisaged that prospecting will take place through development situated 50 meters in the footwall. Owing to high induced stress experienced at depth, there will be concurrent over-stoping on the reef plane. Although this is the safest option, permission was sought from the DME and was granted in November 2007.

The development will be supplemented by exploration diamond drilling, conducted from exploration cross-cut drilling platforms. In fiscal 2007, four exploration boreholes were drilled from current mining areas into ERPM Extension 1. The results are summarized below.

Hole number	Grade (g/t)	Channel width (cm)
Borehole No.1	26.7	162
Borehole No.2	11.1	64
Borehole No.3	2.5	227
Borehole No.4	7.5	246
Borehole No.4 (mining cut)	13.1	126

An application to convert the prospecting right for ERPM Extension 1 to a mining right will be submitted by the end of 2007.

ERPM Extension 2

An application to extend ERPM's existing prospecting right eastwards into the Rooikraal/ Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DME in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).

The resource for ERPM Extension 2 was estimated by independent consultants and audited by RSG. An Inferred Resource of 28.6 Mt at 9.06 g/t (8.3 Moz), at a stope width of 125 cm was declared. The payshoot area equates to 17% of the prospecting right, after applying 4% geological losses. The evaluation methodology applied was a global Sichel 't' estimate based on five historical surface boreholes with grades ranging from 1.13 g/t (0.033 oz/ton) over 94.6 cm to 216 g/t (6.307 oz/ton) over 15.5 cm. A sixth hole drilled from under ground and reportedly assaying at 84.9 g/t (2.479 oz/ton) over 29.2 cm was excluded from the estimate, as it could not be verified.

Subsequent due diligence exercises will be conducted in fiscal 2008 which could eventually culminate in a deep level mine with a life in excess of 15 years.

Argonaut Project

The Argonaut project represents the southern down-dip extension of the Central Rand Goldfields. It relates to the possible exploitation of part of the potential resource at 3,000 to 4,500 meters below surface, situated south of the Robinson Deep mine and extending eastwards to the Simmer and Jack mine.

On February 6, 2006, a prospecting right covering an area of 2,394 acres (969 hectares) over part of the project was obtained. As the area covered by the current prospecting right is not large enough to sustain an ultra-deep mining operation, an application for an extension to the current prospecting right by an additional 9,889 acres (4,002 hectares) was submitted to the DME. The application was rejected on the grounds that prospecting would take place within a residential township. A request for ministerial approval in terms of Section 48 of the MPRDA to apply for a permit over the residential area is being pursued.

Uranium Exploration

In November 2007, encouraging results had been obtained from a drilling program to define the uranium resource in Blyvoor's slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared.

Exploration drilling is currently under way to define the uranium potential of all Crown and ERPM current deposition sites.

Papua New Guinea

Tolukuma

Exploration was focused on the continued delineation of the Zine Structure and drilling in the Fundoot and Kagam areas to the south of current mine activities. Exploration at Zine continued in an effort to define the lateral and vertical extent of mineralization on the Zine Mid Zone and Zine South Zone. Drilling was completed from both surface and underground and returned a range of positive results.

The most encouraging result was in hole ZN093 (as reported on March 27, 2007) where a bonanza grade intersection of 1.66 meters at 204.08g/t of gold and 63.2g/t of silver was returned. This was followed up with hole ZN094, which intersected the Zine Structure approximately 70 meters above hole ZN093, and 30 meters below current development drives, and returned 1.66 meters at 63.58g/t of gold and 257.3g/t of silver. Compilation of data from adjacent drill holes has defined an irregular zone of high grade intercepts of approximately 150 meters by 100 meters. These are very encouraging results and are consistent with high grade assays from development drives above the drill hole intercepts. Further drilling is continuing in this area. Drilling is also being undertaken on the deeper sections of the Tinabar and Zine structures.

Ten Exploration Licenses are under renewal. Mining Wardens Hearings have been completed for eight of the ten under renewal. Renewals are following due process and are currently being considered by the Mines Advisory Council. Mine lease ML104, expires on August 29, 2012. Below is a summary of Tolukuma's exploration licenses:

EL No	No of Sub blocks	Area under EL (sq km)	Status	Expiry date
580	68	230	under renewal	April 4, 2007
683	30	102	under renewal	April 3, 2007
894	75	254	under renewal	April 3, 2007
1264	75	254	under renewal	April 29, 2007
1271	282	959	under renewal	January 4, 2007
1284	58	196	current	April 18, 2008
1297	75	254	under renewal	August 30, 2006
1327	73	245	under renewal	June 23, 2007
1352	275	931	under renewal	October 18, 2006
1366	169	572	under renewal	January 4, 2007
1379	313	1,067	under renewal	May 3, 2007
Totals	**1,493**	**5,064**		

Closed and Discontinued Operations

Porgera

Overview

Through our subsidiary, Emperor, we owned a 20% interest in an unincorporated joint venture, the Porgera Joint Venture, which held certain mining leases, easements and exploration licenses which form part of the Porgera gold mine, or Porgera, in the highlands of PNG. We purchased this interest in October 2003 for a purchase consideration of $77.1 million. Barrick was the owner of a 75% interest. The remaining 5% interest was held by Mineral Resources Enga Limited, or MRE (on behalf of Enga Provincial Government and landowners in PNG). All of the various mineral tenements making up Porgera were exploited collectively by the joint venture partners.

Barrick is the operator of Porgera and is subject to the control of a management committee made up of representatives of the joint venture partners. Decisions regarding the assets which comprise Porgera, including any sale thereof, are made collectively by the parties through the management committee. The parties also have a right of first refusal with regard to certain assignments of assets which make up Porgera. Each party has the right to own and to take in kind and dispose of its share of all ores, concentrates and refined products produced by Porgera. Each party also pays for its proportionate share of the costs associated with the mining activities.

Production from Porgera is subject to a 2% net smelter royalty payable to the National Government Department of Mining which then distributes it to the Enga Provincial Government, the Porgera District Authority and local landowners.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick for a final cash consideration of $255.0 million, which included interest on the original purchase price.

Property

The Porgera deposit and the mine are located in the Enga Province in the highlands of PNG, approximately 7,260 feet (2,213 meters) to 8,910 feet (2,716 meters) above mean sea level, about 82 miles (132 kilometers) west of the established town of Mount Hagen, 275 miles (443 kilometers) northwest of Port Moresby, and about 425 miles (684 kilometers) by road from the coastal port of Lae from which all materials are freighted. The road is partly paved and passes through unstable mountainous terrain with many major river crossings. Personnel are transported to mine site by bus, fixed wing aircraft and helicopter.

Temperatures range from 50 to 77 degrees Fahrenheit (10 to 25 degrees Celsius) and rainfall averages 3,650 mm per year. The vegetation is largely rainforest below an elevation of 7,920 feet (2,414 meters).

The Porgera Joint Venture has approval to work the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract, or the Porgera Contract, between the Government of PNG and the joint venturers. The Porgera Contract specifies, amongst other matters, the annual rents that must be paid for the Special Mining Lease, and the various classes of compensation that are payable to the landowners for the various land uses. The Special Mining Lease, which expires in 2019, encompasses approximately 2,240 hectares including the mine area and the areas in which the project infrastructure is located. There is no expiration date for the Porgera Contract, but it is tied to the continuation of the Special Mining Lease. Leases for Mining Purposes have also been awarded by the Government for land use associated with the mining operation such as waste dumps, campsites, water supply, power generation and an airstrip. The Porgera Joint Venture holds a mining lease for the operation of a limestone quarry for the supply of lime to the process plant. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. These water use permits are renewable on a regular basis and are subject to a public hearing before approval. The Porgera Joint Venture runs an environmental monitoring program to ensure compliance with the requirements of these permits.

In addition to the Special Mining Lease, the Porgera Joint Venture also holds additional mining tenements for utilities such as power transmission lines and water supply pipelines and other activities incidental to the main mining activity. Separate from the mining tenements, there are two Exploration Licenses adjacent to the Porgera Mine, namely EL454 and EL858.

Porgera is operated subject to the requirements of the PNG Mining Safety Act and Regulations as applied by the Mines Inspectorate.

History

1938	Alluvial gold was first reported at Porgera.
1975	Placer (PNG) Limited, or Placer (PNG), a wholly owned subsidiary of Placer Dome Inc., became the operator and owner of a two-third interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Limited.), or MIM.
1979	A Joint Venture Agreement was signed whereby Placer (PNG), MIM and New Guinea Goldfields Limited. (a subsidiary of Goldfields Limited) each held a one third interest and the Independent State of Papua New Guinea had the right to acquire at cost up to a 10% interest in the project if developed.
1989	The joint venturers' application for a Special Mining Lease was approved in May and construction began immediately. The State of Papua New Guinea accepted its full 10% entitlement (inclusive of 5% on behalf of the Enga Provincial Government), thus diluting each of the other joint ventures down to 30% each. The State of Papua New Guinea took its interest in the name of a corporate nominee, Mineral Resources Porgera Limited.
1990	Commercial production commenced in August. MIM sold its 30% interest to Highlands Gold Limited., or Highlands Gold.
1993	Placer (PNG), Goldfields and Highland Gold each sold a further 5% to the State of Papua New Guinea (15%). The additional 15% was taken by the State of Papua New Guinea in the name of a corporate nominee, Orogen Minerals (Porgera) Limited.
1997	Placer Dome's joint venture interest was increased from 25% to 50% as of January 1, 1997, following the completion of the acquisition of Highlands Gold.
1999	The State of Papua New Guinea reorganized the holding of Mineral Resources Porgera Limited by transferring a 5% direct interest in the Joint Venture to Mineral Resources Enga Limited owned by the Enga Provincial Government and project area landowners.
2002	Placer Dome's joint venture interest in Porgera was increased from 50% to 75% through the acquisition of AurionGold. The State of Papua New Guinea reorganized its holdings in the Joint Venture such that Oil Search Limited then held a 20% direct interest in the Joint Venture through two subsidiaries.
2003	We acquired the shares of Oil Search Limited in Orogen Minerals (Porgera) Limited and Mineral Resources Porgera Limited through the amalgamation of Mineral Resources Porgera Limited with Orogen Minerals (Porgera) Limited and Dome Resources (PNG) Limited, our wholly-owned subsidiary.
2004	Porgera concentrated on upgrading East Zone and drilling was carried out on the Lower Central Zone.
2005	Expansion of existing exploration projects continues but under a project termed Porgera Deep Minex.
2006	Barrick acquired Placer Dome's 75% stake in Porgera. We concluded a sale and purchase agreement with Emperor, where effectively we held 88.3% of Emperor who in turn held the 20% interest in the Porgera Joint Venture.
2007	On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick for a final cash consideration of $255.0 million, which included interest on the original purchase price.

Geology and Mineralization

Mineralization is structurally controlled and occurs within the Porgera diorite intrusive complex, around the margins of, and within, the intrusive bodies.

The Porgera ore body is an epithermal style ore body hosted within thermally metamorphosed sediments. The known ore body extends for up to 3,050 feet (930 meters) along strike. The maximum width across strike is 330 feet (101 meters), but the width is commonly no more than 65 to 98 feet (20 to 30 meters). The intrusive diorite complex has many individual stocks and dykes. The rocks are competent however they tend to be brittle, and in the vicinity of the ore body, are extensively veined and brecciated. The intrusive bodies tend to be concentrated towards the footwall of the deposit.

The gold and electrum metal association is the source of the high gold grades found in the deposit. The majority of gold occurs as submicroscopic gold intimately associated with and disseminated throughout pyrite.

Mining and Processing

The Porgera deposit is currently being extracted using open pit and underground mining methods. Mill feed, on a tonnage basis, was sourced 88% from open pit and run of mine stockpiled ore, and 12% from underground. Underground ore accounted for 14% of the contained gold in mill feed.

Open pit mining is a typical hard rock operation utilizing 33 feet (10 meter) benches. The current mining fleet of DML blast hole drills, O&K RH200 hydraulic face shovels and Caterpillar 789 haul trucks, gives a nominal capacity in the order of 80 million tonnes per annum. Waste stripping requirements will reduce as the open pit mining operation approaches closure in calendar 2008, allowing a progressive retirement of the mining fleet.

Underground mining was suspended in 1997, and subsequently recommenced in 2002. Underground production is now expected to continue through to late 2008. Currently, ore is being mined from the 2,210 meter level in Stage 4, and waste is being mined from the 2,390 meter level in Stage 5. Stage 5 is the final open pit development stage and will be completed in late 2008 at the 2,050 meter level. Stockpiled low grade ore will form the basis of ongoing gold production from mid 2008 until 2015. Remediation work following the failure of the West Wall during the previous fiscal year continued during fiscal 2007, leading to reliance on low-grade, long-term stockpile material as the primary feed.

On completion of the open pit operation, the mill will continue to process accumulated lower grade ore stockpiles through to 2015, supplemented by the underground ore until 2008. Gold production from the open pit and underground from 2008 onward will fall, as lower grade stockpile ore replaces the open pit ore feed.

The Porgera plant was completed in 1996. The mill has undergone four stages of improvement and expansion, since it was first commissioned in September 1990. The last expansion was completed in 1996 with the installation of additional milling, flotation and leaching capacity increasing the nominal throughput from 10,000 tonnes per day to 17,700 tonnes per day. Further improvements were made in 1999 with the addition of further flotation capacity and the installation of gravity concentrators to remove free gold and to improve overall recoveries.

The main water supply for the mine is the Waile Creek Dam, located approximately 4 miles (7 kilometers) from the mine. Water for the grinding circuit is also extracted from Kogai Creek, which is located adjacent to the grinding circuit. The mine operates four water treatment plants for potable water and five sewage treatment plants.

The principal source of power for Porgera is supplied by a 45 mile (73 kilometer) transmission line from the gas fired Hides Power Station. The station has a total output of 62 MW. A back up diesel power station is located at the mine and has an output of 13MW. The average power requirement of the mine is about 60 MW. Average annual power consumption is 518 GWHr.

Exploration and Development

During fiscal 2005 a project termed Porgera Deep Minex was initiated and continued into fiscal 2007. This project was part of the mine's ongoing existing exploration projects, however it was newly termed Project Deep Minex because this particular part of the exploration process consists of a multi-disciplinary approach to determine targets and test the volume of ground below the known Porgera deposits. This approach involves the building of an integrated geological and geophysical model, various geochemistry techniques, and the use of seismics is to be investigated. Much of this will be the "mining" and integrating of existing data. Drilling will be carried out with a prime target being the intersection of the Roamane Fault and the North Zone shear in depth.

The Stage 6 program was completed in September 2006 and work continued on modeling the Stage 6 data and preliminary estimation work was also conducted. The Porgera Deeps drilling program is in progress.

Regionally, drilling planned at Tupagai is awaiting finalization of the drill contract. Landowner clearances for drill pads and access tracks were obtained during July 2006. Assays from earlier rock chip sampling at Tupagai returned some significant values. Target areas have now been identified for further assessment. Results of earlier field work at Liawin area have also been encouraging.

Elsewhere, three target areas have been identified and follow-up field work has commenced. The targets identified were based on coincident geochemical and geophysical anomalies in favorable litho structural positions within the Porgera Transfer Zone.

Life of Mine

Due to the disposal of Porgera on August 17, 2007, no Proven and Probable Ore Reserves for Porgera have been included in our Ore Reserve statement for fiscal 2007. The Proven and Probable Ore Reserves of the Porgera Joint Venture at December 31, 2005, were estimated at 8.1 million ounces of gold with a projected life of 11 years. Our 16% attributable share of estimated Proven and Probable Ore Reserves as at December 31, 2005, before Ore Reserve depletion, was 1.3 million ounces. Our attributable 16% share of the Proven and Probable Ore Reserves in the Porgera Joint Venture was based on the Ore Reserve information disclosed by Placer Dome Inc. in its earnings release for the period ended December 31, 2005, as released on February 20, 2006, in accordance with US GAAP. At December 31, 2005, Placer Dome held a 75% stake in the Porgera Joint Venture before being acquired subsequently by Barrick. For Porgera, the reserve information was provided by Barrick and was reviewed by Mr. Richard Johnson (AusIMM).

Environmental and Closure Aspects

Porgera is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. In such conditions construction of a tailings impoundment would be very difficult and the risk of an engineering failure high. Therefore the Papua New Guinea Government approved riverine disposal as the most appropriate method for treated tailing and soft incompetent waste rock. Competent rock is stored in stable waste dumps. The mine follows a government approved Environmental Management and Monitoring Program.

In 1996, an independent study was undertaken by the Commonwealth Scientific & Industrial Research Organization, or CSIRO, an Australian based independent research organization, to assess the mine's impact on the downstream river system and local people. In its report CSIRO made certain recommendations to the Porgera Joint Venture that have either been implemented or are in the advanced stages of implementation. An advisory group, called the Porgera Environmental Advisory Komiti, or PEAK, was formed as a result of the CSIRO recommendations. PEAK comprises representatives from the Papua New Guinea Government and international non-governmental organization groups, Barrick and independent technical experts. The primary function of PEAK is to enhance understanding and provide transparency of Porgera's environmental (physical and social) issues with external stakeholders and to assist in reviewing its environmental performance and public accountability. In 2002, PEAK had its terms of reference expanded to include mine closure.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that our attributable portion of total costs for Porgera, based on information provided by the operator, Barrick, in current monetary terms as at June 30, 2007, was $8.7 million.

Production

Attributable production for the nine months ended March 31, 2007 from Porgera amounted to 71,570 ounces at a cash cost and total cost per ounce of gold of $519 and $606, respectively. Production during the period was impacted by unplanned mill downtime, suspension of mining in the mini-pit to allow construction of the lower buttress, unseasonably high rainfall and the Hides power interruptions from lightning strikes in early December 2006, with production returning to normal levels by the end of the March 2007 quarter. Low grade long term stockpiles and lower grades from the pit resulted in lower than expected gold feed grades; however this was partly offset by higher grade open pit and underground ore for the period. In April 2007, Emperor announced the sale of its 20% interest in the Porgera Joint Venture to Barrick. The effective date of the transaction was April 1, 2007.

The following table details the attributable operating and production results from the Porgera Joint Venture for the past three fiscal years.

	Year ended June 30,		
	2007[1]	**2006**	**2005**
Production			
Surface and underground operations			
Ore mined ('000 tons)	787	1,209	1,324
Recovered grade (oz/ton)	0.091	0.106	0.148
Gold produced (ounces)	71,570	128,238	195,394
Results of Operations ($)			
Revenues ('000)	45,272	64,991	82,793
Production cost ('000)	37,157	37,021	36,210
Non-US GAAP Financial Data			
Cash cost per ounce of gold ($)[2]	519	289	185
Total cost per ounce of gold ($)[2]	606	467	273

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[1] On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. The legal effective date of the transaction was April 1, 2007.

[2] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

Vatukoula

Overview

As of June 30, 2007, we owned, through DRD (Offshore), 78.72% of Emperor, the owner of the Vatukoula Mine. The mine, located at Vatukoula on the South Pacific island nation of Fiji has been in operation since 1933. The Vatukoula Mine is a multi-shaft underground mine.

For a full description of the transactions associated with our acquisition of the Vatukoula Mine, see Item 4A: "History and Development of the Company."

On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine, to Westech Gold (Pty) Limited, a private company incorporated in Australia, for A$1.00.

Property

The Vatukoula mine is situated 60km on the north east of the city of Nadi, off the coast of the island of Viti Levu, the main island of Fiji. Gold mineralization is associated with a volcanic caldera, and occurs in both flat-lying and steeply-dipping structures, typically less than a meter in width, principally on the western fringe of the caldera. The mine can be accessed via the highway from Nadi to the Vatukoula Mine. Mining is conducted underground from four main shafts exploiting the ore bodies in the southwest portion of the volcanic margin to the Tavua Caldera, a large shield volcano about 9 miles (15 kilometers) in diameter and the recently accessed R1 ore bodies situated within the caldera. The main mining licenses include Special Mining Lease 54, 55 and 56.

History

1930	Discovery of alluvial gold in the Nasivi river in Vatukoula.
1933	Commencement of mining activities at the Vatukoula mine.
1950s	Emperor secured ownership of the Vatukoula mining field.
1992	Western Mining Corporation relinquished its joint venture with respect to the Emperor Gold Mine.
2003	We acquired a 19.81% interest in Emperor.
2004	In July 2004, we increased our shareholding in Emperor to 45.33% through a conditional takeover offer. Emperor appointed our Executive Chairman, Mr. M.M. Wellesley-Wood, as Managing Director and our Divisional Director: Australasia, Mr. R Johnson, as Non-Executive Director, both with effect from August 3, 2004.
	In November 2004, Emperor's rights offer closed and we subscribed for our entitlement under the rights offer.
2005	In August 2005, the shareholders approved a convertible loan facility to assist with Emperor's restructuring plan. An operational and support agreement was also signed pursuant to which we will provide Emperor with management and technical services.
2006	We concluded a sale and purchase agreement with Emperor, where effectively we held 88.3% of Emperor.
	On December 5, 2006, after an extensive three-month review of Vatukoula, the mine ceased production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program.
2007	On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine, to Westech Gold (Pty) Limited, a private company incorporated in Australia, for A$1.00.

Geology and Mineralization

Vatukoula is a low-sulphidation epithermal gold deposit associated with alkaline type igneous rocks in a volcanic setting. This volcanic setting and rock type is typical of several major gold mines in the southwest Pacific region, such as Porgera. The ore deposits lie along the margin of the Tavua volcanic caldera and consist of various types of quartz-adularia-telluride-auriferous-pyrite fillings deposited in fractured, faulted and shattered volcanic rocks.

The majority of the Vatukoula Mine's ore bodies are situated in the southwest portion of the volcanic margin of the Tavua volcanic caldera, a large shield volcano about 9 miles (15 kilometers) in diameter. The R1 ore bodies are, however, situated within the caldera.

Volcanism commenced about 5 million years ago and ceased about 3.5 million years ago. The ore bodies were the last major geological event and mineralized fractures persist throughout the very late stage sediments that filled in the central part of the caldera. The gold is found as native gold, auriferous pyrite, and as gold tellurides.

Mining and Processing

Most of the known ore bodies at Vatukoula are relatively narrow, flat dipping structures previously mined by room and pillar methods. They are now mined predominantly by longwall stoping, although throughout the mine a number of other mining methods, such as sub-level stoping and caving, cut-and-fill, shrinkage stoping and up-dip mining, were also practiced. The remnants of 50 years of room and pillar mining were also being exploited.

Until April 2006, production at the Vatukoula mine came from four mining sections that are named according to the shaft or drive access: Smith Shaft, Philip Shaft, R1-Cayzer Shaft and the Emperor Decline Shaft. In April 2006, production from all sections was shutdown following which Philip Shaft production was gradually restarted in June 2006.

The Emperor plant, built in 1997, consists of two parallel grinding mills, namely a Smith grinding mill and a larger Morgardshammer mill. There are also two flotation circuits, one for slimes washed from the ore, and a conventional sulphide circuit for the grinding circuit product. Both circuits are combined in a thickener and roasted before passing through a CIP circuit. Loaded carbon is stripped and the gold-rich solution is combined with the calcine rich solution for zinc precipitation and to be able to smelt into bars.

Implementation of the mine's new ACDTP during fiscal 2006, involved a temporary shutdown of the mine on April 20, 2006 and a gradual start-up early in June 2006. The ACDTP was designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan included development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce underwent comprehensive assessment, reskilling and retraining. On December 5, 2006, the mine was placed on a care and maintenance program and on March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine.

Exploration and Development

Emperor held three mining tenements. Special Mining Lease:
- S54 – covers an area of approximately 610 square meters and expires on March 21, 2025;
- S55 – covers an area of approximately 400 square meters and expires on March 21, 2025; and
- S56 – covers an area of approximately 250 square meters and expires on March 21, 2025.

Additionally, Emperor held 100% of Special Prospecting Licenses, or SPLs, for tenements 1201, 1283, 1296, 1344, 1360, 1411 and 1435.

Environmental and Closure Aspects

Emperor was subject to Fiji environmental regulations in respect of its exploration and mining activities. The policy of Emperor's board of directors was to work with Government environmental protection agencies to ensure compliance with all relevant regulations. In addition, Emperor undertook environmental projects to ensure compliance with all relevant regulations.

Emperor had an internal reporting system with regard to environmental activities, and operational managers were required to provide monthly updates on performance to the Managing Director who brought, and allowed operational managers to bring, major issues to the attention of the full board of directors. During fiscal 2007, environmental monitoring continued with full cyanide compliance at the Upper Lololevu, Golf, Nasivi rivers, the Dakavono dam discharge and the Dakavono creek.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimated that the total cost for Vatukoula, in current monetary terms as at June 30, 2006, was $1.0 million.

Life of Mine

Due to the disposal of Vatukoula on March 28, 2007, no Proven and Probable Ore Reserves for Vatukoula have been included in our Ore Reserve statement for fiscal 2007. Based on a gold price of approximately $582 per ounce (A$820 per ounce) at an exchange rate of A$1.41 = $1 at June 30, 2006, our attributable share of the Proven and Probable Ore Reserves of Emperor was 0.7 million ounces. Vatukoula's life-of-mine plan at June 30, 2006, reflected 8 years, however on December 5, 2006, the mine was placed on a care and maintenance program. A Mineral Resource competent person is appointed at each operation to review our Ore Reserves calculations for accuracy. For Emperor, Mr. Greg MacDonald (AusIMM) was the appointed Mineral Resource competent person.

Production

Attributable gold production in fiscal 2007 was 26,910 ounces compared with 28,397 ounces in fiscal 2006. An extensive three month review of the Vatukoula mine was completed in early December 2006 following the arrival of the new management team in August 2006. The results of the review concluded that continuation of the current mine plan was no longer economically viable with the recommendation to immediately cease all current mining and milling activities and to embark upon a thorough and exhaustive exploration program. This was envisaged to take 12 to 18 months followed by the completion of a bankable feasibility study inclusive of a detailed forward looking life of mine development and mining plan. On December 5, 2006 the mine was placed on care and maintenance.

The following table details our attributable share of the production results from Vatukoula for the past three fiscal years:

	Period ended June 30		
	2007[1]	**2006**	**2005[2]**
Production			
Underground operations			
Ore mined ('000 tons)	129	177	234
Recovered grade (oz/ton)	0.21	0.16	0.19
Gold produced (ounces)	26,910	28,397	45,426
Results of Operations ($)			
Revenues ('000)	16,784	2,440	-
Production cost ('000)	24,355	7,453	-
Non US GAAP Financial Data			
Cash cost per ounce of gold ($)[3]	905	4,455	-
Total cost per ounce of gold ($)[3]	5,624	4,189	-

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[1] These results are up to March 28, 2007, the date Emperor sold the Vatukoula Mine.

[2] We increased our ownership in Emperor to 45.33% with effect from July 30, 2004. Emperor was consolidated from April 6, 2006 (previously accounted for using the equity method). As a result we have not disclosed the attributable portion of Vatukoula's production results for fiscal 2004.

[3] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

North West Operations

Overview

We owned 100% of the North West Operations through our wholly owned subsidiary, Buffelsfontein Gold Mines Limited, which in turn owned 100% of Hartebeestfontein Gold Mining Company Limited and Duff Scott Hospital (Pty) Limited. The consolidated mining operations of the North West Operations consisted of Buffels and Harties, which lie adjacent to each other within the Klerksdorp Goldfield on the northwestern rim of the Witwatersrand Basin.

Since its inception in 1949, Buffelsfontein Gold Mines Limited produced over 32 million ounces of gold, with 20,100 tons of uranium as a by-product.

Mining activity at Harties, including exploration, development and production dates back to 1949 with gold production from the area totaling over 38 million ounces, with uranium oxide, sulfuric acid, pyrite and silver being recovered as by-products.

On July 21, 2003, we entered into a 60-day review period on our North West Operations designed to restore the operations to profitability. An agreement was reached with all labor organizations and the process was completed on September 21, 2003, with approximately 3,000 employees retrenched and the placing of No. 6 Shaft of Harties on a care and maintenance program, effectively suspending the use of the asset. On March 16, 2004, we reopened the No. 6 Shaft at Harties to mine high grade areas on a selective basis. We recalled approximately 800 employees previously retrenched from the North West Operations to man this shaft. On February 18, 2004, we announced the closure of the No. 11 Shaft at Buffels after the revised work practices implemented based on the operational review proved to be unsustainable. As a result, approximately 1,000 employees were retrenched. The total cost of the July 21, 2003 and March 16, 2004 retrenchments was $7.1 million.

With the continuing strength of the Rand and the decline in the Rand gold price, we entered into a 60-day review period at Buffels on June 26, 2004, in order to restore profitability. An agreement was reached with all the relevant parties early in August 2004 to close the No. 9 Shaft, but to keep the No. 10 and 12 Shafts in operation, on the condition that certain defined sustainability thresholds were met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005, at a cost of R 3.7 million ($0.6 million). At October 31, 2004, approximately 600 employees were employed at No. 10 and 12 Shafts.

On March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the No. 5 Shaft of the North West Operations was closed. There was continuing seismic activity in the area and on March 16, 2005, we closed the No. 2 Shaft because of concerns for the safety of employees. On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited, which order was granted on the same day. For further details, see the "Legal Proceedings" section of Item 4D: "Property Plant and Equipment."

On October 6, 2005, we concluded an agreement with Simmer and Jack Limited, or Simmer and Jack, for the sale of our shareholdings in Buffelsfontein subject to certain conditions. These included indemnifying us against any liabilities or obligations that could arise relating to environmental rehabilitation and the management and pumping of underground water. The proposed scheme of arrangement was conditional upon the following:

- Department of Water Affairs and Forestry, or DWAF, agreeing to substitute us with Simmer and Jack to the extent that DWAF envisaged imposing further responsibility on us;
- the acceptance by the High Court of South Africa and the majority of Buffelsfontein's creditors of a scheme arrangement proposed by Simmer and Jack; and
- approval by the Competition Commission of South Africa.

On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by Simmer and Jack and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa. Buffelsfontein applied to the High Court for the lifting of its provisional liquidation which was granted on November 1, 2005.

Property

The North West Operations were located in the Klerksdorp Goldfield of the Witwatersrand Basin approximately 100 miles (161 kilometers) southwest of Johannesburg near the towns of Stilfontein and Klerksdorp, North West Province, and were reached via the R12 Johannesburg-Potchefstroom-Kimberley highway.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine was situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit
(-5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

The mines' infrastructure included the shaft complexes, metallurgical plants, engineering workshops and its associated tailings dams. Buffels had mining title to 17,575 acres (7,113 hectares) and freehold title to 4,893 acres (1,980 hectares). Harties had mining title to 15,560 acres (6,297 hectares) and freehold title to 375 acres (152 hectares), all held in the name of Buffels. Buffels consisted of one mining license, ML4/2001 in respect of statutory mining rights, and one prospecting permit, RP54/2002 in respect of statutory mining rights and mineral rights held by Buffels.

Accommodation for staff was situated on the property as well as in the neighboring towns of Stilfontein and Klerksdorp. In addition to mining its lease area, Buffels operated and mined the adjoining Harties mineral rights areas and another area pursuant to royalty-based tribute agreements with Lucas Block Minerals Limited, a South African company, and Harties.

The average mining depth at Harties was 5,322 feet (1,622 meters), 961 feet (293 meters) below mean sea level and at Buffels was 6,099 feet (1,859 meters), 1,790 feet (546 meters) below mean sea level.

History

1949	Hartebeestfontein Gold Mining Company Limited, or Hartebeestfontein, was incorporated as a public company in South Africa on June 20, 1949. The company is dormant and no longer trades.
1995	Buffelsfontein Gold Mines Limited was incorporated and registered as a public company in South Africa on September 20, 1995, under the name Camelian Investments (Pty) Limited. Camelian Investments changed its name to Buffelsfontein Gold Mines Limited on December 29, 1995. As of December 31, 1995, Buffels acquired the assets and liabilities of the Buffelsfontein mine division of Buffelsfontein Gold Mines Company Limited previously managed by Gencor Limited, a South African mining company.
1997	We acquired Buffels on September 15, 1997.
1999	On August 16, 1999, Buffels acquired both the Harties business assets and Hartebeestfontein from Avgold Limited.
2003	On July 21, 2003, we entered into a 60-day review period of our North West Operations. The process was completed on September 21, 2003, with approximately 3,000 employees retrenched at a cost of $6.5 million and the placing of certain infrastructure (No. 6 Shaft at Harties) on a care and maintenance program.
2004	In March 2004, the No. 6 Shaft at Harties was reopened to mine high grade areas on a selective basis. We recruited 800 staff previously retrenched to man this shaft.
	In April 2004, the No. 11 Shaft at Buffels was closed as the shaft reached the end of its economic life. Approximately 1,000 employees were retrenched at a cost of $0.6 million.
	In September 2004, the No. 9 Shaft at Buffels was closed as the shaft reached the end of its economic life.
2005	On March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale.
	On March 16, 2005, further seismic activity in the area occurred and we closed the No. 2 Shaft because of concerns for the employees' safety.
	On March 22, 2005, an application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited, which order was granted on the same day.
	On October 6, 2005, we concluded an agreement with Simmer and Jack for the sale of its shareholding in Buffelsfontein Gold Mines Limited subject to certain conditions.
	On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein Gold Mines Limited proposed by Simmer and Jack and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa.
	Buffelsfontein applied to the High Court for the lifting of its provisional liquidation which was granted on November 1, 2005.

Geology and Mineralization

Buffels and Harties were predominantly underground operating mines located within a geographical region known as the Witwatersrand Basin that exploited gold bearing reefs consisting of Vaal Reef ore and surface sources from previously discarded low-grade rock dumps. The Vaal Reef is an oligomictic, quartz-pebble conglomerate no more than 20 inches (50 centimeters) thick. Gold is present throughout the reef horizon, but is concentrated on the bottom contact, where carbon commonly forms as a thin seam.

Buffels exploited the Vaal Reef, occurring within the Central Rand Group of the Witwatersrand Supergroup, at the base of the Strathmore formation. The bulk of Buffels Ore Reserves had been mined-out but the infrastructure was being used to access remnant reserves and blocks originally bypassed because of structural complexity. Access from the surface to the underground workings of the mine was through vertical and underground incline shafts. Mining of the reef took place in stope panels. Holes were drilled into the solid rock and were charged with explosives and blasted. The loosened rock was removed from the stope panels and was conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and conveyed to the metallurgical plant for gold extraction.

Similar to Buffels, Harties exploited the Vaal Reef within the Central Rand Group of the Witwatersrand Supergroup. Gold production at Harties started in 1955 on the Vaal Reef. By the late 1990s the mine had reached a position where its life was dependent on the mining of shaft pillars and scattered remnants. Harties was converted from a high-grade mine with a short life to a medium-grade mine with a longer life. This was achieved in three stages, firstly, by the conversion of the previous owners' mine plan and operating method, secondly, by dropping the pay limits and putting in place a medium-term operational plan including the opening up of old mining areas for remnant mining, and thirdly, developing a sustainable life of mine plan that was supported by areas not included in the previous owners' mining plan due to high pay limits.

Mining and Processing

Metallurgical processing facilities at the North West Operations included two operating plants. All the underground ore was processed by the Buffels or South Plant. All the surface material was processed in the North Plant previously known as the Low Grade Gold Plant, or LGGP, with limited underground material. These plants had a combined operating capacity of 260,000tpm.

Electricity to the North West Operations was provided from the Kardell and Hermies substation located between Stilfontein and Orkney in the Buffels area. Electricity was supplied directly from the national power grid to these substations at 88,000 volts. Further substations, located on mine site, transformed the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply was further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption was about 852 gigawatt hours, or GWHr, and the maximum demand was about 92 megawatts.

Environmental and Closure Aspects

Dust pollution was addressed through an active vegetation program and selective ridge plowing in areas marked for rehabilitation. The vegetation program for the tailings dams was preceded by a detailed scientific and site-specific evaluation of the tailings complex. Based on the results of the geo-chemical analyses performed, the tailings medium was prepared for vegetation by the addition of lime to neutralize the natural acidic conditions and fertilizer. Vegetation was then established and care was taken to select species endemic to the area. A variety of species selected were then planted to ensure species diversity using either the leaching (irrigation) or dry land method. Regular monitoring was conducted. To address dust pollution in unvegetated areas, in the short-term, the open surface areas on top of the tailings dam were ridge ploughed mechanically. This method significantly reduced dust re-suspension. As an additional measure in inaccessible areas, environmentally friendly chemical and organic dust suppressants were employed, where necessary.

With the sale of Buffelsfontein to Simmer and Jack, any liabilities or obligations in connection with the environmental rehabilitation of Buffelsfontein, as well as the management and pumping of underground water are the responsibility of Simmer and Jack. Simmer and Jack will have the benefit, however, of drawing down against the rehabilitation trust fund which was transferred to the DME upon the provisional liquidation of Buffelsfontein.

Prior Years' Production

The following table details the operating and production results from the North West Operations for fiscal 2005, noting that the fiscal 2005 results are represented up until March 22, 2005, the date that Buffelsfontein was placed into provisional liquidation:

	Year ended June 30, 2005[1]
Production	
Surface Operations	
Ore mined ('000 tons)	976
Recovered grade (oz/ton)	0.028
Gold produced (ounces)	27,328
Underground Operations	
Ore mined ('000 tons)	1,088
Recovered grade (oz/ton)	0.159
Gold produced (ounces)	172,522
Total ounces produced	199,850
Results of Operations ($)	
Revenues ('000)	81,538
Production cost ('000)	100,695
Non-US GAAP Financial Data	
Cash cost per ounce of gold ($)[2]	504
Total cost per ounce of gold ($)[2]	630

Durban Deep

Overview

The Durban Deep mine was the original gold mine of the Group. Durban Deep is situated on the northern edge of the Witwatersrand Basin immediately to the west of Johannesburg. Mining had been taking place within the lease area since the discovery of the Witwatersrand Goldfield in 1886 at nearby Langlaagte.

As of August 2000, we ceased all underground and open pit mining operations at Durban Deep. Following the withdrawal of our underground pumping subsidy, the deeper sections of the mine were flooded. On a combined basis, Durban Deep produced more than 37 million ounces of gold prior to the cessation of operations.

We concluded an agreement with M5 on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million ($0.2 million), was granted an option to acquire Durban Deep's mine village for R15.0 million ($2.2 million). The option lapsed on November 19, 2005. On the exercising of the option the option fee would be deemed part payment of the purchase consideration. If not, the option fee would be forfeited to us.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date has been allocated by the High Court of South Africa for April 25, 2008.

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[1] These operating and production results for the Buffels and Harties are for the period ending March 22, 2005, which was the date that Buffelsfontein Gold Mine Limited was placed under provisional liquidation.
[2] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

Property

Durban Deep is located within the Central Witwatersrand Basin which stretches from Durban Deep in the west to ERPM in the east. Durban Deep is situated 9.3 miles (15 kilometers) west of Johannesburg and contains mining title to 14,262 acres (5,772 hectares) and owns 3,667 acres (1,484 hectares) of freehold property. These include administrative buildings, hospital, recreation complexes, housing in both hostel and free-standing houses and a security complex. We have title to substantial land tracts on the outskirts of the City of Roodepoort, which is located in this section. We do not intend to convert our rights under the MPRD Act.

Mining and Processing

Five different ore bodies have been mined at Durban Deep. Ore was mined from outcrops at the surface down to a maximum depth of 9,200 feet (2,804 meters) and the reefs are known to persist to 13,000 feet (3,962.4 meters) below the surface within the lease area.

Environmental and Closure Aspects

Underground mining at Durban Deep ceased in August 2000. A detailed closure program was prepared and submitted to the DME in December 2000. The drafting of the program was preceded by a comprehensive risk assessment process, during which both residual and latent environmental risks and impacts were identified and prioritized. The risks identified are currently being addressed in accordance with the closure program.

A revised closure program in the required format of the MPRD Act is in the process of being completed.

In order to mitigate the impact of windblown dust from dormant tailings dams in proximity to surrounding communities, short-term dust suppression methods are currently being employed. In addition to dust suppression, amelioration and vegetation of the tailings dams, the closure program is also focused on the sealing of shafts and openings to the surface, the demolition and rehabilitation of shaft infrastructure and the rehabilitation of open surface areas.

Durban Deep is located in the geographical area known as the Central Basin. There is no hydraulic continuity between the Western Basin and the Central Basin. Underground water is of poor quality, containing heavy metals, sulphates and other pollutants. The Central Basin water level is being maintained by pumping operations at ERPM, approximately 900 meters below surface.

We developed a program to progressively seal all potential ingress points at Durban Deep. During fiscal 2007, our rehabilitation and environmental closure efforts continued in pursuit of the objectives of the mine's Environmental Management Program. A total of 41 hectares of additional vegetation was established on 2L24 Dump and, with the exception of Circular Shaft, all previously operational shafts have now been closed and filled. All plugs used have been approved by the DME which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine-related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for Durban Deep, in current monetary terms as at June 30, 2007, is $7.9 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the balance sheet. A total of $2.3 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

West Wits

Overview

We own 100% of West Witwatersrand Gold Holdings Limited, or WWGH, which holds West Witwatersrand Gold Mines Limited, or West Wits. We acquired the entire share capital of WWGH, as well as Consolidated Mining Corporation Limited's loan to WWGH, on April 1, 1996. We also acquired the entire issued share capital and the shareholders' claim and loan account of East Champ d'Or Gold Mine Limited, a gold mining company with mining title in the West Rand. The mining assets were sold to Bophelo Trading (Pty) Limited, subsequently renamed, Mogale Gold (Pty) Limited, or Mogale, during fiscal 2004, effectively leading to the closure of the mining operation.

West Wits is situated on the northern edge of the Witwatersrand Basin near the town of Krugersdorp to the west of Johannesburg.

Property

West Wits was formed out of the northern section of Randfontein Estates located in the West Rand Goldfields, about 22 miles (35 kilometers) west of Johannesburg, Gauteng Province. The mine was reached via the R28 Johannesburg-Krugersdorp highway.

West Wits also had rights to mine on three adjacent mining leases, namely, East Champ d'Or, West Rand Consolidated and Luipaardsvlei. West Wits had mining title to 8,364 acres (3,790 hectares) and owned 72 acres (29 hectares) of freehold property on which all of its mining operations were situated. These rights were sold to Mogale during fiscal 2004.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit
(-5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

West Wits has entered into an agreement with Randfontein Estates Gold Mines Limited (represented by Harmony Gold) and Atomaer (Pty) Limited, for the establishment of a regional underground water management vehicle. The ultimate objective of this initiative is to collectively collect, process and report environmentally sensitive information relating to the impact of underground water seepage on to surface to DWAF. It has set itself the objective of putting in place the requisite infrastructure and technology to establish a commercially self-sustainable entity to extract underground water, treat the same and to dispose of it either for commercial or agricultural use. Representations to DWAF to allow the treatment and disposal of water on commercial terms were favorably received.

An integrated water management process for this area is important, both from the perspective of optimizing natural water resources, considering the predominantly dry climate of South Africa, and also from an environmental perspective – a program that captures and treats underground water before it decants into the Tweelopiesspruit area and the Krugersdorp Game Reserve (which is just upstream from the Sterkfontein Caves system) is in place. If the above initiatives fail and the ingress of water and the subsequent flooding into sensitive areas occur, and to the extent that liability is attributed to us, and not only to West Wits, the amounts involved could be significant.

History

1967 West Wits was incorporated and registered as a public company in South Africa on December 21, 1967.

1996 We acquired the entire share capital of West Wits on April 1, 1996.

2000 All mining ceased at West Wits in August 2000.

2002 We entered into an agreement with Bophelo Trading (Pty) Limited, subsequently renamed Mogale Gold (Pty) Limited, or Mogale, for the sale of the West Wits gold plant, freehold areas, surface rights permits and certain related assets.

2003 The agreement with Mogale was subsequently amended by a Memorandum of Agreement on June 6, 2003. The effective date of this sale was July 21, 2003.

2004 Mogale was placed under judicial management on April 13, 2004. As a result, the remaining balance on the purchase price was impaired for $1.1 million.

2005 West Wits entered into an agreement with Randfontein Estates Gold Mines Limited and Atomaer (Pty) Limited, for the establishment of a regional underground water management vehicle.

Mining and Processing

In August 2000, we decided to cease all operations at both the underground and open pit operations at West Wits. This decision was taken after the South African government withdrew the water pumping subsidy. Without the subsidy, mining at West Wits became prohibitively expensive. The mining operation is an agglomeration of old mines on the Randfontein Basin separated from the main part of the Witwatersrand Basin by a geological structure known as the Witpoortjie Horst. Over fifteen different gold-bearing pebble horizons have been mined. Ore has been mined from outcrops at the surface down to a maximum depth of 5,900 feet (1,798.3 meters).

West Wits mined the Livingston Reef package, locally known as the East Reef. It comprises a 100-foot thick package of conglomerates and quartzites dipping at an average of 18 degrees. The combined West Wits produced more than 1.0 million ounces of gold since inception, before the cessation of underground and open-pit operations at the end of August 2000. Subsequent to the cessation of mining operations, the metallurgical plant at West Wits was taken over by Crown for the processing of sand dumps only.

Environmental and Closure Aspects

Underground mining at West Wits ceased as of August 2000. We are required to affect environmental closure at West Wits although certain aspects of this have been assumed by Mogale. Commensurate with the decision to close these operations, a detailed closure program was prepared and submitted to the DME in December 2000. The drafting of the program was preceded by a comprehensive risk assessment process, during which both residual and latent environmental risks and impacts were identified and prioritized. The risks identified are currently being addressed by West Wits, in accordance with the closure program submitted to the DME. In order to mitigate the impact of windblown dust from dormant tailings dams in proximity to surrounding communities, dust monitoring and mitigating measures are implemented as required. These surface deposits have been purchased by Mogale, who are actively prospecting to determine mining potential and are therefore not being vegetated at present.

Shaft rehabilitation is continuing. This will in effect reduce the ingress of surface water to the groundwater system.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for West Wits, in current monetary terms as at June 30, 2007, is $1.3 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the balance sheet. A total of $2.0 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Legal Proceedings

Securities class action

On June 13, 2005, a securities class action was filed in the United States District Court for the Southern District of New York against us and two of our former officers. Since then, four nearly identical securities class action complaints were filed against us and the same officers. The cases were consolidated and a consolidated amended complaint was filed. Neither us, nor the individual defendants were formally served with any complaint regarding these matters.

The actions were allegedly filed on behalf of purchasers of our shares during two purported class periods spanning from October 23, 2003, to February 25, 2005. The complaints alleged generally that we and the individual defendants made false and misleading public statements regarding, among other things:

• the restructuring of our North West Operations in South Africa;
• our ability to reduce the negative impact of the increasing value of the South African Rand; and
• the strength of our balance sheet.

We defended the lawsuits brought against us and our officers named in the complaints. Our attorneys filed an application to dismiss the plaintiffs' case and on January 31, 2007, the US District Court issued an order directing the Clerk of the Court to enter judgment dismissing the class actions.

Invalid Issuance of Ordinary Shares in Connection with the Rawas Acquisition

During the months of July and October of 1999, we issued and allotted a total of 8,282,056 ordinary shares to Rothschild Nominees Pty Limited, Maxidrill Pty Limited, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Limited, Rio Tinto Rawas Holdings Limited, Continental Goldfields Limited, Consolidated African Mines Limited, JCI (Isle of Man) Limited, Weston Inv. Limited and Consolidated African Mines Australia Pty Limited, all of which were creditors of Laverton or Laverton subsidiaries, below the average stated capital price. At the time, our then executive chairman, Mr. R.A.R. Kebble, was a director of Laverton Gold NL and JCI Gold Limited. These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas, a gold mine located in Indonesia, in consideration for, or in anticipation of receiving, shares in and claims against various companies with ownership interests in Rawas and its mining rights. Evidence came to light revealing that the ordinary shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. However, because of subsequent trades, splits and consolidations, it was no longer possible to distinguish the affected shares from all of the other ordinary shares resulting in their identity being lost. This meant that it was no longer possible to identify the invalidly issued shares or their holders. Accordingly, it was not possible to remove these invalidly issued shares from our members' register. Under the South African Companies Act, 1973 (as amended), the High Court of South Africa is permitted to validate an invalid share issuance. During a shareholders' meeting in 2002, our shareholders, by special resolution, resolved to ratify the share issuance. We subsequently made an application to the High Court of South Africa to validate the invalid issuance. This application was successful and the High Court validated the issuance in July 2002.

We have not instituted any actions against the recipients of our shares in this transaction as each of these entities had ceded to us their claims against the companies in the Rawas group in exchange for those shares. In July 2003, we, DRD Australia Pty Limited and DRD Australasia Aps instituted action in the High Court of South Africa, against Messrs. R.A.R. Kebble, M. Prinsloo, J. Stratton and H. C. Buitendag and JCI Limited. The following claims are being pursued:

- R69.6 million ($11.2 million) for the 7,644,944 ordinary shares issued on July 9, 1999, at a price per share of R9.10; and
- R7.6 million ($1.2 million) for the 637,062 ordinary shares issued on October 8, 1999, at a price per share of R11.90.

We instituted a separate action in Australia on the December 12, 2003 against Mr. C. Mostert, Mr. J. Stratton, Continental Gold Fields Limited, CAM Australia, (Pty) Limited, Weston Investments (Pty) Limited, CAM Jersey Limited, and JCI (Isle of Man) Limited for:

- R67,942 ($10,827) being the costs of issuing our shares;
- R77.0 million ($12.3 million) being profits made by third parties who were issued our shares at the time; and
- R4.7 million ($0.8 million) being costs incurred to validate the shares invalidly issued.

Pleadings in these matters have closed. Attempts at settling this case with JCI have failed. However, a dispute has arisen as to whether or not the matter had been settled between the parties, JCI alleged that a settlement was reached and we have contested this allegation. A trial date has been allocated for January 30, 2008, so that the High Court of South Africa can make a ruling on whether the matter was settled between the parties. All related matters have been put on hold pending the decision of the High Court of South Africa on January 30, 2008.

Liquidation of Buffelsfontein

On March 22, 2005, Buffelsfontein (which owns the North West Operations) was placed under provisional liquidation after an earthquake damaged its No. 5 Shaft. Buffelsfontein had up until the date of provisional liquidation, maintained the underground water levels in the area by pumping water from underground to surface at three of its own shafts, as well as the Margaret Shaft of the neighboring Stilfontein Gold Mines Limited, or Stilfontein. The latter arrangement occurred in terms of an agreement entered into in 1992 between Stilfontein and Hartebeestfontein Gold Mines Limited, or Hartebeestfontein. Hartebeestfontein became a wholly-owned subsidiary of Buffelsfontein when Buffelsfontein subsequently acquired Hartebeestfontein.

In April 2005, Anglo Gold Ashanti Limited, or Anglo Gold Ashanti, brought proceedings before the High Court of South Africa for an order to compel us to continue with the pumping operations after it was announced that Buffelsfontein had been placed into provisional liquidation. Relief was also sought against the relevant government departments to either assume responsibility for, or contribute to the pumping of underground water. These proceedings were postponed after the DWAF issued various directives under Section 19 of the Water Affairs Act against us, the provisional liquidators of Buffelsfontein, Harmony Gold, Anglo Gold Ashanti and Stilfontein to continue with pumping operations and to contribute to pumping costs in equal shares. A total of three directives have been issued, the last of which expired on October 21, 2005.

On October 6, 2005, we entered into an agreement with Simmer and Jack for the sale of our shareholding in Buffelsfontein subject to certain conditions and approval by the High Court of South Africa. These conditions included indemnifying us against any liabilities or obligations that could arise relating to environmental rehabilitation and the management and pumping of underground water. The proposed scheme of arrangement was conditional upon DWAF agreeing to substitute us with Simmer and Jack to the extent that DWAF envisaged imposing further responsibility on us. On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by Simmer and Jack and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa. Buffelsfontein applied to the High Court for the lifting of its provisional liquidation which was granted on November 1, 2005.

In terms of the DWAF directives, subsequent to the provisional liquidation of Buffelsfontein, we incurred pumping costs of approximately R8.2 million ($1.3 million).

Other Proceedings

In 2000 we became aware of certain irregular transactions and we are currently pursuing the recovery of losses resulting from these irregular transactions through legal claims.

The Supreme Court of Western Australia ordered all parties to submit to mediation of their disputes, which was held during December 2006. The mediation *per se* did not result in any settlement. The current status of these matters is the following:

- On June 12, 2002, DRD Australasia Aps and DRD Australia Pty Limited instituted proceedings against Mr. J. Stratton in the Supreme Court of Western Australia for payment of A$3.3 million ($1.9 million) plus interest in respect of dishonestly assisting Mr. C. Mostert in making payments referred to below and receiving part of the proceeds of these wrongful actions.

- On May 3, 2003, DRD Australasia Aps instituted proceedings against Mr. C. Mostert, Newshore Nominees (Pty) Limited and Mr. R. Bryer in the Supreme Court of Western Australia for payment of A$378,000 ($238,560) in respect of undue payments made to Newshore Nominees (Pty) Limited.

- On June 7, 2002, we instituted action against Mr. C. Mostert, Mr. J. Stratton, Advent Investors (Pty) Limited, Leadenhall Australia Limited, Noble Investments (Pty) Limited and Mr. T. Lebbon for unauthorized and undue payment of A$5.9 million ($3.4 million) in connection with the purchase of 11,150,000 shares, of Continental Goldfields Limited, a publicly traded company in Australia. This action was stayed on April 2, 2007 pending the decision by the High Court of South Africa as to whether settlement was reached in the Rawas case.

- In March 21, 2003, DRD Australasia Aps and DRD Australia Pty Limited instituted action against Mr. C. Mostert in relation to the over payment to Goldspark Limited of A$260,000 ($0.2 million) pursuant to an agreement for the purchase of 7,140,000 shares in Dome from Goldspark Limited as well as an undue and unauthorized payment to Transit Securities Inc of A$2.0 million ($1.2 million). This matter was settled on the basis detailed below.

- A deed of settlement was concluded with Mr. C. Mostert pursuant to which he agreed to pay a settlement amount by August 31, 2007, in settlement of any claim arising from, or connected with the proceedings, or circumstances, or allegation giving rise to, or referred to in the above and other proceedings. This settlement amount was received by us on August 27, 2007.

Mr. M. Silver and Fairchoice Limited have brought an action against us and Dome in the Supreme Court of New South Wales, Australia seeking to enforce a contract under which Dome agreed to pay, and we agreed to guarantee, a payment of $475,000 to Mr. M. Silver upon his retirement from the board of directors of Dome. Mr. M. Silver retired from Dome's board of directors in May 2000. The contract was also entered into in May 2000. However, we believe that this contract is not enforceable as it was not authorized by our directors or shareholders nor was it authorized by Dome's directors or shareholders. Therefore, we and Dome have not made any payment to Mr. M. Silver. On June 29, 2007 judgment was delivered by the Supreme Court of New South Wales in favor of Mr. M. Silver for payment of an amount of A$780,000 ($0.7 million). We still believe that this action is without merit and have commenced appeal proceedings against the judgment.

On May 20, 2003, a summons was issued by our former chairman, Mr. R.A.R. Kebble and his son, Mr. B. Kebble, against us, our executive chairman, Mr. M.M. Wellesley-Wood and Associated Intelligence Network (Pty) Limited, or AIN. AIN is a private investigator firm. Their claim is based on allegations that we hired AIN to invade their privacy by obtaining personal information about them and to cause them embarrassment and commercial harm. They seek compensation for damages suffered as a result of these alleged actions in an amount of R1.0 million ($0.2 million) each from us, Mr. M.M. Wellesley-Wood and AIN jointly and severally. In addition, they seek punitive damages in a total amount of R10.0 million ($1.6 million) from us and AIN jointly and severally. The punitive damages claim is unique under South African law. Initial hearings have taken place to decide a preliminary point raised by us that no such claim exists in South African law. The court has ruled against us on a technicality, making a ruling to the effect that the trial court will hear and adjudicate this issue. We will continue to defend against these claims.

On May 22, 2003, we issued a summons in the High Court of Johannesburg against Mr. R.A.R. Kebble in which we seek payment of R3.2 million ($0.5 million) plus interest. This amount represents a sum paid to Mr. R.A.R. Kebble by us during the period beginning in September 1999, and ending in April 2000, under a restraint of trade agreement entered into between us and Mr. R.A.R. Kebble. We believe that Mr. R.A.R. Kebble has repudiated and/or materially breached the provisions of this agreement. We have, accordingly, cancelled the agreement and we seek restitution of the amounts paid. Mr. R.A.R. Kebble has lodged a counterclaim, claiming cancellation of an agreement providing for the payment of retirement benefits ($0.3 million), and challenging the cancellation of share-options that he held at the time of his resignation from the our board. Both these claims are being defended.

On April 22, 2002, we issued a summons in the High Court of Johannesburg against JCI Limited and CAM Limited for payment of R21.6 million ($3.4 million) plus interest for option fees on shares that we held in Randgold and Exploration Limited, and in respect of which we extended an option to purchase to JCI Limited and CAM Limited against payment of an agreed option fee, plus a further claim for the reimbursement of costs, totaling R3.0 million ($0.5 million) which we had incurred on behalf of the defendants in the attempted corporate reconstruction of Western Areas Limited and Randfontein Estates Gold Mine Limited. The matter was heard on August 30, 2004. At this date partial settlement of certain small claims related to the larger JCI Limited and CAM Limited claim, to the value of R2.4 million ($0.4 million), was awarded to us by the High Court of Johannesburg. On October 21, 2004, the High Court of Johannesburg ordered JCI Limited and CAM Limited to pay us an amount of R35.7 million ($5.5 million), plus interest and costs, including the costs of two of our legal counsel. JCI Limited's and CAM Limited's counterclaim to recover the earlier part-payment was also dismissed with costs. JCI Limited and CAM Limited made an application to the High Court of Johannesburg for leave to appeal, which was rejected. In fiscal 2005, we received full payment of this claim.

On September 23, 2002, we and Harmony Gold Mining Company Limited, another South African gold mining company, filed a complaint with the South African Competition Commission against Mittal Steel (previously Iscor), a South African steel producer. The complaint alleges that Mittal Steel is abusing its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition Commission dismissed our claim, and the matter has since been referred to the Competition Tribunal, who has the authority to overrule the determination of the commission. On the March 27, 2007 the Competition Tribunal delivered its judgment in terms of which the Tribunal made the following findings:

- that Mittal Steel has abused its dominant position by engaging in excessive pricing; and
- that Mittal Steel did not induce customers not to deal with its competitors.

On the September 6, 2007, the Competition Tribunal imposed an administrative penalty of R691.8 million ($97.8 million) against Mittal Steel. Mittal Steel has now filed its Notice of Appeal with the Competition Appeal Court challenging the decision of the Competition Tribunal. It is estimated that the appeal will take place in the middle of 2008.

On August 2, 2006 and September 4, 2006, two virtually identical applications were brought against the Company and its directors for relief under the MPRDA, by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Deep mine, and at West Wits mine, respectively. Whilst no financial compensation is sought, the communities are seeking orders for the revision of the EMPs of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRDA. Whilst we are challenging the sustainability of the legal basis on which the claims have been brought, as well the extent of the relief sought we have:

- in respect of the Davidsonville action, accelerated certain rehabilitation measures which would effectively address dust issues; and
- in respect of the Kagiso action, engaged the new owners of deposition sites, Mogale. Mogale recognize these tailings as an inferred resource and in collaboration with us implement interim dust suppression measures pending their receipt of prospecting and mining permits for these sites.

Although the High Court has allocated dates for the hearing in April and May 2008 for these matters, the parties are still engaging in settlement negotiations with a view to avoid further litigation.

We concluded an agreement with M5 on July 21, 2005, pursuant to which M5, against payment of a non-refundable fee of R1.5 million ($0.2 million), was granted an option to acquire Durban Deep's mine village for R15.0 million ($2.2 million). On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date has been allocated by the High Court of South Africa for April 25, 2008.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with US GAAP. Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

The Operating and Financial Review and Prospects include the following sections:

- Operating results:

    - *Business overview*, a general description of our business.

    - *Key drivers of our operating results and principal factors affecting our operating results*, a general description of the principal uncertainties and variables facing our business and the primary factors that have a significant impact on our operating performance.

    - *Recent acquisitions and dispositions*, a description of the recent acquisitions and other transactions that have impacted, or will impact, our performance.

    - *Key financial and operating indicators*, a presentation of the key financial measures we use to track our operating performance.

    - *Application of critical accounting policies*, a discussion of accounting policies that require critical judgments and estimates.

    - *Operating results*, an analysis of our consolidated results of operations during the three fiscal years presented in our financial statements. The analysis is presented both on a consolidated basis, and by geographic segment.

- Liquidity and capital resources, an analysis of our cash flows, borrowings and our anticipated funding requirements and sources.

- Outlook and trend information, a review of the outlook for, and trends affecting, our business.

- Off-balance sheet arrangements.

- Tabular disclosure of contractual obligations, being the numerical review of our contractual future cash obligations.

5A. OPERATING RESULTS

Business overview

We are a gold mining company engaged in underground and surface gold mining, including exploration, extraction, processing and smelting. We have operations comprising underground and open-pit mining and surface retreatment operations, including the requisite infrastructure and metallurgical processing plants. Our operations are currently located in South Africa and during fiscal 2007 we also had operations in Papua New Guinea and Fiji. During the fiscal years presented in this Annual Report we divide our worldwide operations into two geographic regions, based on revenue generated from the location of the seller, as follows:

- South Africa comprising the deep-level Blyvoor and ERPM operations, in addition to the Crown surface retreatment operation ("South African Operations").
- Australasia comprising Tolukuma, a 20% interest in the unincorporated Porgera Joint Venture, or Porgera, and Vatukoula ("Australasian Operations"). On March 28, 2007, Emperor sold all of its Fijian assets, including the Vatukoula mine. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007, we sold our entire shareholding in Emperor to several institutional investors.

In fiscal 2007, the South African Operations accounted for 70% of our total production, 98% of our Ore Reserves, a $5.9 million net profit after tax and 54% of our total assets. The Australasian Operations accounted for 30% of our total production, 2% of our Ore Reserves, a net loss after tax of $175.0 million and 46% of our total assets.

Exploration activities are undertaken in South Africa and, up until October 22, 2007, were also undertaken in Papua New Guinea.

From 1895 to 1997, our principal mining operation was the Durban Deep mine. Up to 1999, our general growth strategy was to acquire existing under-performing mines in South Africa at relatively low acquisition costs, and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures. From 1999 to 2006 our focus was to expand our operations outside of South Africa by acquiring lower cash cost and higher margin mines than those in South Africa, through the acquisition of Tolukuma, our 20% interest in Porgera and our 78.9% interest in Emperor (Vatukoula). With the recent exit from our Australasian operations our strategy has now changed to refocus on our operations in South Africa. We intend to use the proceeds we received from the disposal of our Australasian operations to stabilize our mature underground mining operations, to expand our retreatment of surface tailings to recover gold, and to aggressively pursue our program of brownfields exploration in South Africa.

An increase in revenue, offset by increased operational costs and a loss arising from our discontinued operations has resulted in a weakening of our results for fiscal 2007 in comparison to fiscals 2006 and 2005. In fiscal 2007, there was a notable decrease in our mining assets, following the disposal of Vatukoula during the year and the classification of the Porgera Joint Venture as held for sale. Our working capital deficit in fiscal 2007 increased primarily as a result of the short-term portion of the long-term loans in Emperor, which were repaid in the first quarter of fiscal 2008.

As at June 30, 2007, we had Ore Reserves of approximately 6.3 million ounces, compared to 8.8 million ounces as at June 30, 2006. The decrease in our Ore Reserves was mainly as a result of the closure and subsequent disposal of Vatukoula and our interest in the Porgera Joint Venture.

Key drivers of our operating results and principal factors affecting our operating results

The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:

- The price of gold, which fluctuates widely in local currencies;
- The tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
- The cost of producing that gold as a result of mining efficiencies; and
- General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in the developing countries in which we operate.

Gold price

Our revenues are derived primarily from the sale of gold produced at our mines. As a result, our operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the Dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The demand for and supply of gold may affect gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices.

The following table indicates the movement in the Dollar gold spot price for the 2007, 2006 and 2005 fiscal years:

	2007 fiscal year	2006 fiscal year	% change
Opening gold spot price on July 1, ...	$599 per ounce	$437 per ounce	37%
Closing gold spot price on June 30, ...	$651 per ounce	$599 per ounce	9%
Lowest gold spot price during the fiscal year	$561 per ounce	$418 per ounce	34%
Highest gold spot price during the fiscal year..................	$691 per ounce	$726 per ounce	-5%
Average gold spot price for the fiscal year	$638 per ounce	$526 per ounce	21%

	2006 fiscal year	2005 fiscal year	% change
Opening gold spot price on July 1, ...	$437 per ounce	$396 per ounce	10%
Closing gold spot price on June 30, ...	$599 per ounce	$437 per ounce	37%
Lowest gold spot price during the fiscal year	$418 per ounce	$387 per ounce	8%
Highest gold spot price during the fiscal year..................	$726 per ounce	$454 per ounce	60%
Average gold spot price for the fiscal year	$526 per ounce	$421 per ounce	25%

	2005 fiscal year	2004 fiscal year	% change
Opening gold spot price on July 1, ...	$396 per ounce	$346 per ounce	14%
Closing gold spot price on June 30, ...	$437 per ounce	$396 per ounce	10%
Lowest gold spot price during the fiscal year	$387 per ounce	$343 per ounce	13%
Highest gold spot price during the fiscal year..................	$454 per ounce	$427 per ounce	6%
Average gold spot price for the fiscal year	$421 per ounce	$389 per ounce	8%

A significant upward trend in the Dollar gold price has been noted over the past three fiscal years. Our production has been sourced from our South African Operations and Australasian Operations, therefore during those three fiscal years, the impact of the relevant exchange rates has been significant on our operating results. The average gold price in Rand and Australian Dollars has shown the following movements:

- Rand gold price (based on average prices for the year) increased from R2,630 per ounce, in fiscal 2005, to R3,377 per ounce in fiscal 2006 (a 28% increase from fiscal 2005) and R4,605 per ounce in fiscal 2007 (a 36% increase from fiscal 2006).
- Australian gold price (based on average prices for the year) increased from A$562 per ounce, in fiscal 2005, to A$705 per ounce in fiscal 2006 (a 25% increase from fiscal 2005) and A$812 per ounce in fiscal 2007 (15% increase from fiscal 2006).

Gold production and production costs

Attributable gold production from our continuing operations totaled 378,677 ounces during fiscal 2007, in comparison to 370,766 ounces in fiscal 2006, and 328,216 ounces in fiscal 2005. Porgera, Vatukoula and the North West Operations (our discontinued operations) recorded production of 98,480 ounces in fiscal 2007, 156,635 ounces in fiscal 2006 and 395,244 ounces in fiscal 2005.

Our costs and expenses consist primarily of production costs, royalties and depreciation and amortization. Production costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. Labor is the largest component of production costs, constituting 39% of production costs for fiscal 2007, as the majority of our mining operations are deep level underground mines which are more labor intensive.

At our continuing South African Operations (including our attributable share of production from our associates), production increased from 251,902 ounces in fiscal 2005, produced from 9.8 million tonnes milled at an average yield of 0.80g/t, to 315,976 ounces in fiscal 2006, produced from 12.3 million tonnes milled at an average yield of 0.80g/t, and to 334,496 ounces in fiscal 2007, produced from 14.8 million tonnes milled at an average yield of 0.70g/t. During fiscal 2007, the average Rand gold price strengthened by 36%, creating an opportunity to mine ore grades that were previously seen to be unprofitable. Blyvoor produced 151,269 ounces from 4.4 million tonnes milled at an average yield of 1.07g/t in fiscal 2007, in comparison with 159,693 ounces from 4.3 million tonnes milled at an average yield of 1.15g/t in fiscal 2006 and 161,878 ounces, produced from 3.5 million tonnes milled at an average yield of 1.43g/t in fiscal 2005. The decrease in the grade noted in fiscals 2007 and 2006 was due to a decision taken to move out of seismically active areas, resulting in lower grades being mined. Crown produced 103,011 attributable ounces from 8.4 million attributable tonnes milled at an average yield of 0.38g/t in fiscal 2007, in comparison with 75,959 attributable ounces from 6.2 million attributable tonnes milled at an average yield of 0.38g/t in fiscal 2006 and 45,424 attributable ounces, produced from 3.6 million attributable tonnes milled at an average yield of 0.40g/t in fiscal 2005. ERPM produced 80,216 attributable ounces from 2.0 million attributable tonnes milled at an average yield of 1.23g/t in fiscal 2007, in comparison with 80,324 attributable ounces from 1.8 million attributable tonnes milled at an average yield of 1.37g/t in fiscal 2006 and 44,600 attributable ounces, produced from 0.9 million attributable tonnes milled at an average yield of 1.55g/t in fiscal 2005. The fiscal 2007 and fiscal 2006 production at Crown and ERPM represents 100% of the production from December 1, 2005: Prior to this date we owned 40% of Crown and ERPM.

At our continuing Australasian Operation, comprising Tolukuma, production decreased from 76,314 ounces in fiscal 2005, produced from 0.2 million tonnes milled at an average yield of 11.25g/t, to 54,790 ounces, produced from 0.2 million tonnes milled at an average yield of 8.83g/t in fiscal 2006, and then decreased to 44,181 ounces, produced from 0.2 million tonnes milled at an average yield of 7.43g/t in fiscal 2007. Safety concerns at Tolukuma led to a suspension of mining from the Gulbadi area, significantly reducing underground tonnage. This, together with problems related to inventory and cash flow, led to mill feed being sourced primarily from low grade surface stockpiles. A major breakdown of the SAG mill also had a negative impact on production.

Due to the significantly lower production at our continuing Australasian Operation and higher costs, this operation produced at a cash cost[1] of $911 per ounce and a total cost[2] of $1,609 per ounce in fiscal 2007, compared with our South African Operations that produced at a cash cost of $532 per ounce and a total cost of $605 per ounce in fiscal 2007.

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[1] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: "Operating Results."

[2] Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: "Operating Results."

General economic factors

As at November 30, 2007, we have three operations in South Africa and we are exposed to a number of factors, which could impact on our profitability, resulting from exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

For the year ended June 30, 2007, approximately 70% of our total revenues were generated in South Africa, and approximately 30% of our total revenues were generated from our Australasian Operations. Most of our production costs were denominated in local currencies, such as the South African Rand, the Papua New Guinean Kina and the Fiji Dollar. In fiscal 2007, we derived 100% of our revenues in Dollars and incurred approximately 80% of our production costs in these local currencies. Fiscal 2007 was marked by more consistency in the Dollar, leading to a weakening in the Rand-Dollar exchange rate, which accounted for a $65 per ounce, or 11%, decrease in cash costs per ounce for our South African Operations from fiscal 2006 to fiscal 2007. This follows the trend noted in fiscal 2006 which was marked by a stabilization of the prior year trends of the weakening of the Dollar against the Rand. In fiscal 2006, this currency movement accounted for a $16 per ounce, or 3%, decrease in cash costs per ounce for our South African Operations from fiscal 2005. As the price of gold is denominated in Dollars and we realize our revenues in Dollars, the depreciation of the Dollar against these local currencies reduces our profitability, whereas the appreciation of the Dollar against these local currencies increases our profitability. Based upon average rates during the respective years, the Rand weakened by 12% against the Dollar in fiscal 2007 compared to fiscal 2006 and weakened by 3% from fiscal 2005 to fiscal 2006. This has led to an effective increase of 9% in the average Rand gold price in fiscal 2007 and an increase of 3% in fiscal 2006. The Kina, based on average rates in the respective fiscal years, strengthened by 3% against the Dollar in fiscal 2007 and strengthened by 7% in fiscal 2006. The Australian Dollar, based on average rates in the respective fiscal years, strengthened by 5% against the Dollar in fiscal 2007 and weakened by 1% in fiscal 2006.

As an unhedged gold producer we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements of the Rand, Kina, Fiji Dollar and Australian Dollar. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our operations or to continue the development of some or all of our projects. Our weighted average total costs per ounce for our continuing operations was $722 per ounce of gold produced in fiscal 2007, $541 per ounce of gold produced in fiscal 2006 and $594 per ounce in fiscal 2005. The average gold price received, from continuing operations, was $627 per ounce in fiscal 2007, $536 per ounce in fiscal 2006 and $423 per ounce in fiscal 2005.

In addition, to fund local operations and comply with South African exchange controls, we hold funds in local currencies, such as the Rand, Kina, Fiji Dollar and Australian Dollar. The Dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, our cash and cash equivalents reported in Dollars could change. At June 30, 2007, approximately 78% of our cash and cash equivalents (including restricted cash), being $14.9 million, were held in such currencies, compared with 52%, or $35.3 million, at June 30, 2006, and 64%, or $14.8 million, at June 30, 2005.

Effect of inflation

In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in the countries in which we operate, without a concurrent devaluation of the local currency or an increase in the price of gold, our costs will increase, negatively affecting our operating results.

The movements in the Rand/Dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate, as measured by the South African Consumer Price Index, or CPIX, are set out in the table below:

Year ended June 30,	**2007** **(%)**	**2006** **(%)**	**2005** **(%)**
The average Rand/Dollar exchange rate weakened/(strengthened) by	12.3	3.3	(9.8)
Less: CPIX (inflation rate)	6.4	4.3	3.5
Net effect	5.9	(1.0)	(13.3)

The South African CPIX inflation rate has increased in fiscal 2007. The weakening in the exchange rate in fiscal 2007 and fiscal 2006 has offset the effect on profitability experienced as a result of the movement in the CPIX inflation rate, as illustrated above.

The movement in the Kina/Dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the Papua New Guinea CPIX, are set out in the table below:

Year ended June 30,	2007 (%)	2006 (%)	2005 (%)
The average Kina/Dollar exchange rate weakened /(strengthened) by	(3.2)	(6.6)	(3.9)
Less: CPIX (inflation rate)	2.5	1.9	0.9
Net effect	(5.7)	(8.5)	(4.8)

The Papua New Guinea CPIX inflation rate has increased from fiscal 2005 to fiscal 2007. The strengthening of the Kina against the Dollar has exacerbated the effect on profitability experienced as a result of the movement in the CPIX inflation rate.

The movement in the Fiji Dollar/Dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the Fiji Island Bureau of Statistics, are set out in the table below:

Year ended June 30,	2007 (%)	2006 (%)	2005 (%)
The average Fiji Dollar/Dollar exchange rate weakened /(strengthened) by	(3.0)	1.6	(4.9)
Less: CPIX (inflation rate)	3.0	2.0	2.8
Net effect	(6.0)	(0.4)	(7.7)

The Fiji CPIX inflation rate has increased in fiscal 2007 following a decrease in fiscal 2006 compared to fiscal 2005, with a strengthening in the exchange rate noted in fiscals 2007 and 2005.

South African political, economic and other factors

We are a South African company and subsequent to the sale of our stake in Emperor all our operations are based in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.: "Exchange controls."

On May 1, 2004, the MPRD Act became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described more fully under Item 4B.: "Business Overview – Governmental regulations and their effects on our business - South Africa – Common Law Mineral Rights and Statutory Mining Rights."

Papua New Guinea and Fiji political, economic and other factors

Our operations based in Papua New Guinea and Fiji were also subject to political and economical uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation of existing contracts, mining licenses and permits, changes in laws or taxation policies, currency exchange restrictions and international monetary fluctuations.

To enable cash surpluses from Papua New Guinea companies to be applied to entities in Australia or Fiji, the exchange control and taxation regimes of Papua New Guinea had to be complied with. If a Papua New Guinea operating company is to lend money to, borrow money from or pledge security to, for or on behalf of an Australian or Fiji entity an approval will be required from the Papua New Guinea Central Bank. Whether that approval is granted depends on the precise nature and terms of the proposed transaction. The Papua New Guinea Central Bank does not provide prospective rulings. Before any funds can be remitted out of Papua New Guinea over a limit of Kina 200,000 in any one calendar year a tax clearance must be obtained from the Internal Revenue Commission of Papua New Guinea. This applies to both the remittance of declared dividends and the remittance of advanced funds. If the Papua New Guinea operating company has outstanding filings or taxes due, the approval will be withheld until the taxation affairs are put in order. There is a dividend withholding tax on funds remitted out of Papua New Guinea as dividends and if funds are borrowed from overseas a withholding tax on interest. There are certain special arrangements applicable to borrowings by mining companies and if structured appropriately the Papua New Guinea operating entities might be able to avail themselves of certain exemptions from interest withholding tax. The Papua New Guinea requirements will be additional to any requirements of Fiji or Australian authorities on the other end of any intercompany transaction.

Due to a change in Fijian tax legislation, a withholding tax is now payable on interest on intercompany loans.

Recent acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, we have been, and may continue to be, involved in acquisitions and dispositions as part of this global trend and to identify value-adding business combinations and acquisition opportunities. To ensure that our Ore Reserve base is maintained, or increased, we are currently focusing on organic growth from our existing operations and brownfields exploration in South Africa.

Purchase of the Top Star Dump

On August 28, 2006, we concluded an agreement with Anglo Gold Ashanti Limited, or Anglo Gold Ashanti, to purchase the remaining extent of Erf 1 Park Central Township, better known as "The Top Star Dump", in central Johannesburg for an amount of R8.0 million ($1.1 million). In addition, a further R24.0 million ($3.4 million) is expected to be spent on the infrastructure that will enable us to process the dump. The Top Star Dump has been evaluated geostatistically by us and reviewed independently by RSG Global and has a probable reserve of 5.1 Mt, at a grade of 0.755 g/t.

On August 30, 2006, the Provincial Heritage Resources Authority of Gauteng, or PHRAG, published a notice in the Gauteng Provincial Gazette in terms of which the dump was provisionally protected for a period of two years. We lodged an appeal against the decision to issue the protection order, and on October 30, 2007 the PHRAG withdrew the protection order.

West Rand Joint Venture

On April 26, 2007, we and Mintails Limited, or Mintails, announced the formation of a joint venture company to explore, evaluate and potentially mine gold and uranium by opencast and underground mining methods in the Western Rand Goldfield of South Africa's Witwatersrand Basin. Following discussions initiated during the fourth quarter of 2006, the joint venture company stakeholders, we, Mintails SA (Pty) Limited, or Mintails SA, a wholly owned subsidiary of Mintails, and Mineral and Mining Reclamation Services (Pty) Ltd, or MMRS, have agreed to consolidate their West Rand Goldfield projects comprising Rand Leases, Durban Roodepoort Deep, East Champ D'Or, Luipaardsvlei and West Rand Consolidated (including West Wits). The joint venture company's goal is to reevaluate and restart mining on the West Rand goldfield, which forms part of the Witwatersrand Basin in South Africa's Gauteng province. Initially, we and Mintails SA will hold 45% each in the joint venture company and MMRS the remaining 10%.

Ergo Mining Joint Venture

On June 7, 2007, we and Mintails announced the formation of the Ergo Mining Joint Venture between Mintails SA and DRDGOLD SA. Following discussions initiated in the first quarter of 2007, the Ergo Mining Joint Venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA would contribute one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA would contribute the Elsburg tailings complex, comprising approximately 180 Mt of tailings. Mintails SA and DRDGOLD SA would each own 50% of the Ergo Mining Joint Venture.

The Ergo Mining Joint Venture acquired from Anglo Gold Ashanti significant gold-bearing tailings materials created from historical gold production and remaining infrastructure surrounding Ergo, a surface reclamation operation on South Africa's East Rand goldfields which was discontinued by Anglo Gold Ashanti in 2004. It is envisaged that the Ergo Mining Joint Venture, together with the additional tailings resources and infrastructure acquired from Anglo Gold Ashanti, will create significant potential for the processing of surface gold tailings on the East Rand goldfields. Over its 25-year history, Ergo processed more than 890 Mt of tailings material on the East Rand and produced approximately 8.2 million ounces of gold and 5.5 million pounds of uranium through two plants, Brakpan and East Daggafontein. These two plants were purchased by Mintails SA in 2006.

The Ergo Mining Joint Venture entered into a sale of assets agreement with Anglo Gold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of Ergo for a consideration of R42.8 million ($6.1 million). These assets will be operated by the Ergo Mining Joint Venture for its own account, under the Anglo Gold Ashanti authorizations, until new order mining rights have been obtained. These assets, comprising servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material, provide a platform to consolidate these tailings assets with the Elsburg tailings.

The Ergo Mining Joint Venture would be managed by Crown, which has treated more than 200 Mt of sand and slime and produced approximately 2.8 million ounces of gold through its plants. The initial phase of the project envisaged the refurbishment of one CIL circuit at the Brakpan plant which would have the capacity to treat an estimated 1.25 Mt of tailings per month. The process would involve the treatment of tailings from the Elsburg tailings complex through the Brakpan plant with residue being deposited on the East Daggafontein deposition site.

On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA its partner in the previously announced Ergo Mining Joint Venture, which provides for significant expansion of the joint venture through:

- the planned refurbishment over the next 36 months of all infrastructure at the Brakpan plant, to increase capacity from one CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
- substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.

The expanded Ergo Mining Joint Venture will pursue feasibility studies to refurbish and re-open the full Brakpan plant, which historically produced gold, uranium and sulphuric acid. Through this expansion, the Ergo Mining Joint Venture partners have endorsed the strategy of pursuing a consolidation of all their available and unexploited surface gold and uranium assets on the East Rand.

Phase I of the Ergo Mining Joint Venture involves the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15 Mt of tailings a year, for the recovery of some 75,000 ounces of gold a year. Phase II, now under investigation, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants.

Agreements have been concluded for:

- the acquisition by the Ergo Mining Joint Venture of additional tailings properties and the Withok deposition complex from Anglo Gold Ashanti for a payment of R45.0 million ($6.4 million) and assumption of rehabilitation obligations; and
- the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some 105 Mt, from Pamodzi Gold Limited. These properties will form part of the Mintails SA contribution to the expanded Ergo Mining Joint Venture.

The acquisition of the Withok deposition site will provide the expanded Ergo Mining Joint Venture with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity.

The arrangements between the Ergo Mining Joint Venture partners have been structured to provide for the contribution of assets and funding to the operation on a 50:50 basis. The Ergo Mining Joint Venture acquisitions are subject to regulatory review, completion of definitive agreements, corporate and other approvals.

DRDGOLD SA

On July 6, 2005, we signed a Memorandum of Understanding with Khumo Bathong Holdings (Pty) Limited, or KBH, regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations. The purpose of the transaction was to bring us into full compliance with the 10-year, 26% black economic empowerment equity requirement as stipulated in the Mining Charter of South Africa.

On July 20, 2005, we acquired from the IDC, all the debt which it held against Crown and ERPM for a consideration which was settled through the issue of 4,451,219 of our ordinary shares, which at the date of issue, represented approximately $4.3 million (R28.9 million).

On October 27, 2005, our board of directors approved the extension of our existing black economic empowerment structure with Khumo Gold to cover all of our South African assets. The transaction was facilitated by the Industrial Development Corporation of South Africa, or IDC, which agreed to a debt restructuring in Crown. The new structure resulted in Khumo Gold acquiring, initially, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds a 100% interest in ERPM, Crown and Blyvoor. We initially retained an 85% interest.

On November 18, 2005, we subscribed for $4.8 million (R31.8 million) new Khumo Gold preference shares. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe for $0.4 million (R2.7 million) new preference shares in Crown, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for an initial 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million). Khumo Gold was granted an option, exercisable over three years, to acquire a further 11% interest in DRDGOLD SA for the payment consideration of $1.4 million (R9.3 million). This further equity tranche included a 6% stake to be placed in a new employee trust.

On December 11, 2006, Khumo Gold exercised the option and acquired from us a further 50,000 ordinary shares in DRDGOLD SA for a total cash consideration of $0.6 million (R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased to 20%. In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. Furthermore, Khumo Gold and the employee trust subscribed for $1.6 million (R11.2 million) new preference shares in ERPM, subscribed for $0.2 million (R1.7 million) new preference shares in Crown and subscribed for $0.4 million (R2.7 million) new preference shares in Blyvoor. We financed the transaction through the subscription of a further $1.6 million (R11.4 million) preference shares in Khumo Gold and by extending a loan to the employee trust of $1.9 million (R13.6 million).

Emperor

Over the period December 2002 to July 2004, we acquired a 45.33% interest in Emperor, an Australian listed gold mining company with a single gold mine based in Vatukoula, Fiji, and exploration assets in Fiji.

Our interest in Emperor was acquired through a series of transactions. As of December 31, 2002, we had acquired 14.15% of Emperor for approximately A$11.9 million ($6.7 million). By April 2003, we had increased our percentage holding in Emperor through additional purchases on the open market to 19.81% at a total additional cost of A$4.3 million ($2.6 million). At June 30, 2004, our effective holding had decreased to 19.78% as a result of additional shares issued by Emperor during fiscal 2004. Given the size of our holding, Emperor appointed two of our representatives to its board of directors in January 2003.

On March 8, 2004, we announced a conditional takeover offer to acquire all of the outstanding shares in Emperor that were not already owned by us for a consideration of one of our shares for every five shares in Emperor held. At that time, the offer valued Emperor at approximately A$105.0 million ($79.8 million). On June 10, 2004, we announced a revised final offer of five of our shares for every twenty two shares in Emperor held. The revised offer represented a 14% increase over the previous offer. On July 30, 2004, our offer to Emperor's shareholders closed with us having received acceptances from Emperor's shareholders representing approximately 25.55% of Emperor's issued capital, thereby increasing our shareholding in Emperor to 45.33%. Accordingly, we issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of our shares on the date issued, with share issue and transaction costs associated with the take over offer, amounting to $1.7 million.

With effect from August 3, 2004, Emperor's board of directors appointed our former Chief Executive Officer, Mr. M.M. Wellesley-Wood, as Managing Director of Emperor and our Divisional Director: Australasian Operations at the time, Mr. R.L. Johnson, as a Non-Executive Director of Emperor. With effect from October 5, 2005, Emperor's Board appointed our former Chief Operating Officer, DRDGOLD Australasia, Mr. M.P. Marriott, as an Executive Director. Subsequently, Mr. M.P. Marriott resigned on March 9, 2006, Mr. M.M. Wellesley-Wood and Mr. R.L. Johnson resigned on June 26, 2006.

On July 11, 2005, Emperor announced the finalization of a financial and operational restructuring package aimed at returning Emperor to positive cash flow and creating a sustainable, long-term future for Emperor and its operations. An A$10.0 million Convertible Loan Facility was negotiated by the independent directors of Emperor. The financing package also included an agreement with ANZ Bank, subject to a number of conditions, for the restructuring of Emperor's debt servicing obligations. The ANZ Bank also consented to the Convertible Loan Facility and the related security. The Convertible Loan Facility was approved by the shareholders of Emperor on August 29, 2005 (we did not participate in the voting). In addition, in July 2005 we entered into an operational support agreement negotiated on behalf of Emperor's independent directors, pursuant to which we agreed to provide Emperor with management and technical services.

On November 16, 2005, we concluded a sale and purchase agreement with Emperor pursuant to which, on April 6, 2006, Emperor acquired our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn held our PNG assets, comprising the 20% interest in the Porgera Joint Venture, the 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in PNG. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD Isle of Man between October 1, 2005, which was the effective date, and April 6, 2006, the date that the transaction was completed. The purchase consideration included 751,879,699 new Emperor shares issued to DRD (Offshore) Limited, or DRD (Offshore), and a cash consideration of $37.3 million payable to DRD (Offshore). An amount of $5.0 million was outstanding on the cash consideration and was repayable in two installments to DRD (Offshore) on March 30, 2007 and June 30, 2007. This outstanding amount attracted interest at the London Inter-bank Offered Rate, or LIBOR, plus 2% per annum and was entered into on market related terms. Subsequent to June 30, 2006, the board of DRD (Offshore) agreed to convert this loan to equity. After the issue of the new Emperor shares, we held 88.3% of Emperor. Subsequently, our shareholding was diluted to 78.7%, following a number of share issues in which we did not participate.

In addition to these loan facilities in October 2006, we committed to a $10.0 million working capital facility for Emperor. We advanced funds to Emperor under this facility of $2.0 million on October 5, 2006, $5.0 million on November 6, 2006 and $3.0 million on November 27, 2006. The loan attracted interest at LIBOR plus 3% per annum and is repayable on December 31, 2007. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.

In April 2006 Vatukoula implemented the new Accelerate Development and Training Program, or ACDTP, which involved a temporary shutdown of the mine on April 20, 2006 and a gradual start-up early in June 2006. The ACDTP was designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan included development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce was to undergo comprehensive assessment, reskilling and retraining.

On October 14, 2006, a serious incident involving a mine shaft conveyance occurred in the Philip Shaft at the Vatukoula mine when, during testing of the shaft conveyance following maintenance, a skip-cage fell down the shaft, causing damage to the surface winder mechanism. The Philip shaft was closed following the incident, while investigations and repairs were undertaken. Production at Philip Shaft recommenced on November 14, 2006.

On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine to Westech Gold (Pty) Limited, a private company incorporated in Australia, for A$1.00. Under the agreement, Emperor sold 100% of its shares in its Australasian subsidiaries (Emperor Finance Limited and Emperor Australia Limited) which in turn owned the Fijian assets.

On July 27, 2007, DRDGOLD shareholders at a general meeting approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick for a purchase consideration of $250.0 million and the grant of an option to Barrick or its nominee to subscribe for 153,325,943 shares in Emperor. Emperor shareholders also approved the disposal and a capital distribution of A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash to be realized from the disposal, at a general meeting held on July 30, 2007. The sale transaction was completed on August 17, 2007, for a final cash consideration of $255.0 million, which included interest, and subsequently Emperor retired all its debt facilities, leaving the group debt and hedge free. The capital distribution was completed on September 3, 2007.

On October 22, 2007, we sold our entire interest in Emperor for A$55.9 million ($52.4 million) to 26 institutional investors with each acquired between 0.4% and 21.6% of the shares.

The composition of Emperor's Board of Directors at June 30, 2007, included Mr. G.C Campbell, a Non-Executive Director appointed on June 26, 2006, as Chairman; Mr. B. Gordon, Emperor's Chief Executive Officer appointed on April 26, 2006, as an Executive Director; Mr. R. McDonald, an Independent Non-Executive Director appointed on April 6, 2006; Mr. I. MacMaster an Independent Non-Executive Director appointed on June 8, 2007. On November 13, 2006, Mr. J.W.C. Sayers – Chief Executive Officer and Executive Director of DRDGOLD Limited was appointed as a Non-Executive Director of Emperor. Mr. J.W.C. Sayers and Mr. G.C. Campbell resigned from Emperor's Board on the completion of the sale of our interest in Emperor. Mr. G.C. Campbell rejoined the Emperor Board as an Independent Non-Executive Director subsequent to the sale of our interest. Mr. I. MacMaster was appointed as Chairman on November 1, 2007.

Porgera Joint Venture

Effective October 14, 2003, we acquired all the shares of Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP, from Oil Search Limited, or OSL. The transaction was effected through the amalgamation of OMP and MRP and our wholly-owned subsidiary, Dome Resources (PNG) Limited, which was subsequently renamed DRD (Porgera) Limited.

The transaction resulted in us acquiring an effective 20% interest in an unincorporated gold mining joint venture, the Porgera Joint Venture, which had fifteen mineral tenements which formed part of the Porgera mine located in Papua New Guinea. The final purchase price of $77.1 million comprised $60.3 million in cash and 6,643,902 ($16.7 million) of our ordinary shares based on the prevailing market value on November 22, 2003, being the final settlement date. As at June 30, 2007, the Porgera Joint Venture was owned by Barrick (75%), DRD (Porgera) Limited (20%) and Mineral Resources Enga Limited, or MRE, on behalf of the Enga Provincial Governments and landowners in Papua New Guinea (5%). Barrick acquired Placer Dome Inc. together with its affiliate, Placer (PNG) Limited and took over as operator of the Porgera Joint Venture in December 2005. Porgera was subject to the control of a management committee made up of representatives of the joint venture partners, including one of our representatives. The management committee was governed by an operating agreement that prevented the partners from acting unilaterally.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick.

For further details on these transactions refer to Item 4A.: "History and Development of the Company."

Key financial and operating indicators

We consider the key performance measures for the growth of our business and its profitability to be gold revenue, production, production costs, cash costs per ounce and total costs per ounce, capital expenditure and Ore Reserves. The following table presents the key performance measurement data for the past three fiscal years:

Operating data

Continuing operations[1]

	Year ended June 30,		
	2007	**2006**	**2005**
Revenues ($'000)	237,274	177,870	100,816
Gold production (ounces)	378,677	331,761	238,192
Production costs ($'000)	218,163	165,365	100,310
Revenue ($/oz)	627	536	423
Cash costs ($/oz)[2]	576	498	421
Total costs ($/oz)[3]	722	541	594
Capital expenditure ($'000)	25,891	18,471	4,165
Ore Reserves (ounces)	6,310,000	6,877,000	4,216,000

Discontinued operations[4]

	Year ended June 30,		
	2007	**2006**	**2005**
Revenues ($'000)	62,056	67,431	164,331
Gold production (ounces)	98,480	130,297	395,244
Production costs ($'000)	61,512	46,194	136,905
Revenue ($/oz)	630	518	416
Cash costs ($/oz)[2]	625	355	346
Total costs ($/oz)[3]	1,977	526	453
Capital expenditure ($'000)	12,943	22,486	20,698
Ore Reserves (ounces)	-	1,956	1,656

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[1] For part of fiscal 2006 and for fiscal 2005 the operating data excludes our 40% share of our equity accounted associate Crown, which owned ERPM, and our 39.52% (2005: 45.33%) investment in Emperor, prior to these entities becoming subsidiaries. The operating data includes our 20% attributable interest in the proportionately consolidated Porgera Joint Venture.

[2] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: "Operating Results."

[3] Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: "Operating Results."

[4] On March 22, 2005, the North West Operations were placed under provisional liquidation. On December 5, 2006, Vatukoula was placed on a care and maintenance program and subsequently sold. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick, which has been disclosed as held for sale. As a result we report the 2007, 2006 and 2005 information, relating to the North West Operations, Vatukoula and Porgera as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Revenue

Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:

	Year ended June 30,		
	2007 $'000	2006 $'000	2005 $'000
Continuing operations			
Blyvoor	96,007	83,635	68,370
Crown[1]	64,351	31,310	-
ERPM[1]	47,990	33,840	-
Total South African Operations	**208,348**	**148,785**	**68,370**
Tolukuma	28,926	29,085	32,446
Total Australasian Operations	**28,926**	**29,085**	**32,446**
Total	**237,274**	**177,870**	**100,816**
Discontinued operations[2]			
North West Operations	-	-	81,538
Porgera Joint Venture	45,272	64,991	82,793
Vatukoula	16,784	2,440	-
Total	**62,056**	**67,431**	**164,331**

Revenue from continuing operations increased from $177.9 million in fiscal 2006 to $237.3 million in fiscal 2007. This increase was a consequence of the higher average gold price received by us of $627 per ounce, compared to $536 per ounce in fiscal 2006 and production increasing from 331,761 ounces in fiscal 2006 to 378,677 ounces in fiscal 2007. The increase in production was from our South African Operations.

For fiscal 2006, revenue from continuing operations increased from $100.8 million in fiscal 2005 to $177.9 million, with the average gold price received by us increasing to $536 per ounce, compared to $423 per ounce in fiscal 2005 and production increasing from 238,192 ounces in fiscal 2005 to 331,761 ounces in fiscal 2006. The increase in revenue was as a result of the higher gold price and increased production from our South African Operations, but was offset marginally by production problems at our Australasian Operations.

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[1] With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From that date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.

[2] On March 22, 2005, the North West Operations were placed under provisional liquidation. On December 5, 2006, Vatukoula was placed on a care and maintenance program and subsequently sold. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick, which has been disclosed as held for sale. As a result we report the 2007, 2006 and 2005 information, relating to the North West Operations, Vatukoula and Porgera as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Gold production

The following table analyzes the attributable production per operation:

| | Production in ounces Year ended June 30, | | |
Continuing operations	**2007**	**2006**	**2005**
Blyvoor	151,269	159,693	161,878
Surface operations	40,798	39,515	23,920
Underground operations	110,471	120,178	137,958
Crown[1]	103,011	75,959	45,424
ERPM[1]	80,216	80,324	44,600
Surface operations	22,153	20,325	9,208
Underground operations	58,063	59,999	35,392
Total South African Operations	**334,496**	**315,976**	**251,902**
Tolukuma	44,181	54,790	76,314
Total Australasian Operations	**44,181**	**54,790**	**76,314**
Total attributable production	**378,677**	**370,766**	**328,216**
Attributable production of associates included above[1]	-	(39,005)	(90,024)
Total production	**378,677**	**331,761**	**238,192**
Discontinued operations[2]			
North West Operations	**-**	**-**	199,850
Surface operations	-	-	27,328
Underground operations	-	-	172,522
Porgera Joint Venture	71,570	128,238	195,394
Vatukoula	26,910	28,397	45,426
Total discontinued operations	**98,480**	**156,635**	**440,670**

For fiscal 2007, our total attributable gold production from continuing operations (including our attributable production from associates) increased by 7,911 ounces, or 2%, to 378,677 ounces from 370,766 ounces produced in fiscal 2006.

Attributable gold production from our continuing South African Operations increased by 6%, to 334,496 ounces, in fiscal 2007. At Blyvoor, reduced underground gold production was impacted by the new, "lower grade, higher volume" mine plan to address safety concerns arising from increasing levels of seismicity in the high-grade area of the mine's No. 5 Shaft. ERPM's planned shift from low volume, high grade scattered mining in the west of the lease area to high volume, lower grade longwall mining in the east below 70 level proved problematic. Delays in the supply of services to the newly developed longwalls reduced volumes mined and navigation of faulting encountered had a negative impact on both volumes and yield. Gold production at Crown for the year was significantly higher, reflecting an improvement in throughput tons made possible through improvements to pipelines and other infrastructure.

Attributable gold production at our continuing Australasian Operations, comprising Tolukuma, decreased by 19%, from 54,790 ounces in fiscal 2006, to 44,181 ounces in fiscal 2007. At Tolukuma, a number of factors contributed to the drop in gold production for the year. Safety concerns led to a suspension of mining from the Gulbadi area, significantly reducing underground tonnage. This, together with problems related to inventory and cash flow, led to mill feed being sourced primarily from low grade surface stockpiles. A major breakdown of the SAG mill also had a negative impact on production.

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[1] With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From that date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.
[2] On March 22, 2005, the North West Operations were placed under provisional liquidation. On December 5, 2006, Vatukoula was placed on a care and maintenance program and subsequently sold. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick, which has been disclosed as held for sale. As a result we report the 2007, 2006 and 2005 information, relating to the North West Operations, Vatukoula and Porgera, as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

For fiscal 2006, our total attributable gold production from continuing operations (including our attributable production from associates) increased by 42,550 ounces, or 13%, to 370,766 ounces from 328,216 ounces produced in fiscal 2005.

Attributable gold production from our continuing South African Operations increased by 25% from 251,902 ounces produced in fiscal 2005 to 315,976 ounces produced in fiscal 2006. This increase was mainly attributable to the restructuring of the South African Operations, which included the acquisition of 60% of Crown and ERPM on December 1, 2005. At Blyvoor an increasing level of seismicity was experienced in the high-grade No. 5 Shaft areas in the first half of fiscal 2006. Consequent concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft areas and more mining from the lower-grade No. 6 Shaft areas. While rock dump material declined both in volume and grade as forecast, the slimes dam retreatment project at Blyvoor showed improvement both in terms of volume and grade, notwithstanding setbacks due to higher than average summer rainfall.

Attributable gold production at our continuing Australasian Operations, comprising Tolukuma, decreased by 28%, from 76,314 ounces in fiscal 2005, to 54,790 ounces in fiscal 2006, as a result of various operational setbacks at Tolukuma. Production was adversely affected at Tolukuma by a lack of available face in the first half of fiscal 2006 and the consequent treatment of low-grade underground stockpiles, as well as production disruptions caused by underground flooding.

A more detailed review of gold production at each of our operations is provided under Item 4D.: "Property, Plant and Equipment."

Cash costs[1] and total costs [2] per ounce

Our operational focus is to increase production, improve productivity and reduce costs. For fiscal 2007, cash costs from our continuing operations increased to $576 per ounce of gold from $498 per ounce of gold in fiscal 2006. Total costs from our continuing operations increased to $722 per ounce of gold from $541 per ounce of gold in fiscal 2006.

In fiscal 2007, the cash costs per ounce from our continuing South African Operations increased by 10%, from $482 per ounce to $532 per ounce, compared to fiscal 2006. Cash costs per ounce for the Australasian Operations increased by 57%, from $579 per ounce to $911 per ounce, compared to fiscal 2006. The increase in cash costs per ounce at our South African Operations was mainly due to price increases in key consumables (labor, consumables and electricity) and a decrease in production at Blyvoor, partially offset by the relatively lower cash costs per ounce at Crown. The increase in cash costs per ounce at our Australasian Operations was primarily attributable to operational problems at Tolukuma.

In fiscal 2006, the cash costs per ounce from our continuing South African Operations increased by 4%, from $464 per ounce to $482 per ounce, compared to fiscal 2005. Cash costs per ounce for the Australasian Operations increased by 75%, from $331 per ounce to $579 per ounce, compared to fiscal 2005. The marginal increase in cash costs per ounce at our South African Operations was mainly due to price increases in key consumables (labor, consumables and electricity) and a decrease in production at Blyvoor, partially offset by the relatively lower cash costs per ounce at Crown and ERPM. The increase in cash costs per ounce at our Australasian Operations was primarily attributable to operational problems at Tolukuma.

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[1] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: "Operating Results."

[2] Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A.: "Operating Results."

Reconciliation of cash costs per ounce, total costs and total costs per ounce

Cash costs of production include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, employment termination costs, corporate administration costs, capital costs and exploration costs. Cash costs per ounce are calculated by dividing production costs by ounces of gold produced. Cash costs per ounce have been calculated on a consistent basis for all periods presented.

Total production costs include cash costs of production, depreciation, depletion and amortization and the accretion of rehabilitation, reclamation and closure costs.

Total costs, as calculated and reported by us, include total production costs, plus other operating and non-operating income, finance charges and other operating and non-operating costs, but exclude taxation, minority interest, equity in loss from associates and the cumulative effect of accounting changes. These costs are excluded as the mines do not have control over these costs and they have little or no impact on the day-to-day operating performance of the mines. Total costs per ounce are calculated by dividing total costs by attributable ounces of gold produced. Total costs and total costs per ounce have been calculated on a consistent basis for all periods presented.

Cash costs per ounce, total costs and total costs per ounce are non-US GAAP financial measures that should not be considered by investors in isolation or as alternatives to production costs, net (loss)/profit applicable to common stockholders, (loss)/profit before tax and other items or any other measure of financial performance presented in accordance with US GAAP or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per ounce, total costs and total costs per ounce may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash costs per ounce, total costs and total costs per ounce are useful indicators to investors and management of an individual mine's performance and of the performance of our operations as a whole as they provide:

- an indication of a mine's profitability and efficiency;
- the trend in costs;
- a measure of a mine's margin per ounce, by comparison of the cash costs per ounce by mine to the price of gold; and
- a benchmark of performance to allow for comparison against other mines and mining companies.

A reconciliation of production costs to total costs, cash costs per ounce and total costs per ounce, for each of the three years in the period ending June 30, 2007, is presented below. In addition, we have also provided below details of the ounces of gold produced by each mine for each of those periods.

For the year ended June 30, 2007
(in $'000, except as otherwise noted)

	Continuing operations									Discontinued operations	
	Blyvoor	**Crown**	**ERPM**	**Other[1]**	**Total South African Operations**	**Tolukuma**	**Other[1]**	**Total Australasian Operations**	**Total**	**Porgera[2]**	**Vatukoula[2]**
Production costs[3]	83,298	46,430	46,798	1,394	**177,920**	38,398	1,845	**40,243**	**218,163**	37,157	24,355
Plus:											
Depreciation and amortization	3,541	4,977	929	84	**9,531**	4,448	2,116	**6,564**	**16,095**	1,825	6,773
Movement in rehabilitation provision, reclamation and closure costs	1,113	1,839	811	394	**4,157**	-	-	**-**	**4,157**	-	-
Total production costs	87,952	53,246	48,538	1,872	**191,608**	42,846	3,961	**46,807**	**238,415**	38,982	31,128
Plus:											
Employment termination costs	-	-	10	120	**130**	138	419	**557**	**687**	-	3,115
Movement in gold in process	41	82	(521)	-	**(398)**	(639)	-	**(639)**	**(1,037)**	(4,315)	2,962
Non-operating loss/(income)	(245)	172	603	(2,750)	**(2,220)**	1,486	(6,608)	**(5,122)**	**(7,342)**	1,854	(5)
Interest expense	180	3	164	4,483	**4,830**	4,080	692	**4,772**	**9,602**	3,049	3,824
Impairment of assets	-	-	-	-	**-**	9,001	3	**9,004**	**9,004**	-	104,256
Management and consulting fees	-	-	328	905	**1,233**	-	403	**403**	**1,636**	-	-
Profit on derivative instruments	-	-	-	(2,203)	**(2,203)**	-	1,933	**1,933**	**(270)**	-	5,111
Profit on sale of mining assets	-	(28)	(49)	-	**(77)**	(11)	130	**119**	**42**	-	-
Selling, administration and general Charges	2,075	2,341	2,122	2,918	**9,456**	4,567	8,695	**13,262**	**22,718**	3,795	952
Total costs	90,003	55,816	51,195	5,345	**202,359**	61,468	9,628	**71,096**	**273,455**	43,365	151,343
Gold produced (ounces)[4]	151,269	103,011	80,216	-	**334,496**	44,181	-	**44,181**	**378,677**	71,570	26,910
Cash costs per ounce ($ per ounce)	551	451	583	-	**532**	869	-	**911**	**576**	519	905
Total costs per ounce ($ per ounce)	595	542	638	-	**605**	1,391	-	**1,609**	**722**	606	5,624

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[1] Relates to other non-core operating entities within the Group.

[2] On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick, which has been disclosed as held for sale. On December 5, 2006, Vatukoula was placed on a care and maintenance program and subsequently sold. As a result we report the Porgera and Vatukoula information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

[3] Production costs equate to cash costs of production.

[4] The operating data includes our 20% attributable interest in the proportionately consolidated Porgera Joint Venture up to April 1, 2007, the effective date of its disposal.

For the year ended June 30, 2006
(in $'000, except as otherwise noted)

	Blyvoor	Crown[1]	ERPM[1]	Other[2]	Total South African Operations	Tolukuma	Other[2]	Total Australasian Operations	Total	Porgera[3]	Vatukoula[3]
					Continuing operations					**Discontinued operations**	
Production costs[4]	76,936	26,697	28,642	1,362	**133,637**	33,448	(1,720)	**31,728**	**165,365**	37,021	9,173
Plus:											
Depreciation and amortization	3,697	2,338	2,027	49	**8,111**	3,930	(146)	**3,784**	**11,895**	10,014	2,867
Movement in rehabilitation provision, reclamation and closure costs	(979)	(392)	(176)	1,802	**255**	356	(445)	**(89)**	**166**	2,246	22
Total production costs	79,654	28,643	30,493	3,213	**142,003**	37,734	(2,311)	**35,423**	**177,426**	49,281	12,062
Plus:											
Employment termination costs	-	-	-	153	**153**	-	-	**-**	**153**	-	722
Movement in gold in process	315	(67)	8	-	**256**	(1,546)	-	**(1,546)**	**(1,290)**	1,879	(1,134)
Non-operating loss/(income)	63	(36)	1,824	2,389	**4,240**	(92)	(15,748)	**(15,840)**	**(11,600)**	(88)	(620)
Interest expense	494	90	61	9,795	**10,440**	363	(268)	**95**	**10,535**	350	576
Impairment of assets	-	-	-	3	**3**	-	-	**-**	**3**	-	-
Management and consulting fees	235	-	273	1,446	**1,954**	-	453	**453**	**2,407**	-	-
Profit on derivative instruments	-	-	-	(5,388)	**(5,388)**	-	(1,185)	**(1,185)**	**(6,573)**	-	(4,194)
Profit on sale of mining assets	(13)	-	-	(3)	**(16)**	-	(1,001)	**(1,001)**	**(1,017)**	-	-
Selling, administration and general Charges	2,267	1,221	1,331	1,951	**6,770**	5,552	(3,049)	**2,503**	**9,273**	8,524	1,213
Total costs	83,015	29,851	33,990	13,559	**160,415**	42,011	(23,109)	**18,902**	**179,317**	59,946	8,625
Gold produced (ounces)[5]	159,693	56,000	61,278	-	**276,971**	54,790	-	**54,790**	**331,761**	128,238	2,059
Cash costs per ounce ($ per ounce)	482	477	467	-	**482**	610	-	**579**	**498**	289	4,455
Total costs per ounce ($ per ounce)	520	533	555	-	**579**	767	-	**345**	**541**	467	4,189

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[1] With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From that date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.

[2] Relates to other non-core operating entities within the Group.

[3] On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick, which has been disclosed as held for sale. On December 5, 2006, Vatukoula was placed on a care and maintenance program and subsequently sold. As a result we report the Porgera and Vatukoula information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

[4] Production costs equate to cash costs of production.

[5] For part of fiscal 2006 the gold production numbers exclude our 40% share of our equity accounted associate Crown, which owned ERPM, and our 39.52% investment in Emperor, prior to these entities becoming subsidiaries. The operating data includes our 20% attributable interest in the proportionately consolidated Porgera Joint Venture.

For the year ended June 30, 2005
(in $'000, except as otherwise noted)

	Continuing operations							Discontinued operations	
	Blyvoor	Other[1]	Total South African Operations	Tolukuma	Other[1]	Total Australasian Operations	Total	Porgera[2]	North West Operations[2]
Production costs[3]	73,814	1,218	**75,032**	25,278	-	**25,278**	**100,310**	36,210	100,695
Plus:									
Depreciation and amortization....................	2,716	(2,773)	**(57)**	3,336	(1,095)	**2,241**	**2,184**	11,613	971
Movement in rehabilitation provision, reclamation and closure costs	(1,353)	1,667	**314**	(1)	-	**(1)**	**313**	2,424	1,023
Total production costs	75,177	112	**75,289**	28,613	(1,095)	**27,518**	**102,807**	50,247	102,689
Plus:									
Employment termination costs....................	3,050	1,151	**4,201**	-	-	**-**	**4,201**	-	224
Movement in gold in process	(421)	-	**(421)**	(114)	-	**(114)**	**(535)**	(1,182)	383
Non-operating income	(220)	2,313	**2,093**	955	3,074	**4,029**	**6,122**	265	(320)
Interest expense...	607	9,927	**10,534**	-	831	**831**	**11,365**	-	70
Impairment of assets	-	664	**664**	-	-	**-**	**664**	-	39,451
Management and consulting fees................	307	5,599	**5,906**	-	252	**252**	**6,158**	493	-
Loss/(profit) on derivative instruments.......	388	(4,004)	**(3,616)**	-	-	**-**	**(3,616)**	-	-
Profit on sale of mining assets	-	(2)	**(2)**	-	-	**-**	**(2)**	-	-
Profit on disposal of subsidiary...................	-	-	**-**	-	-	**-**	**-**	-	(18,105)
Selling, administration and general Charges	1,786	5,169	**6,955**	3,702	3,693	**7,395**	**14,350**	3,427	1,505
Total costs	80,674	20,929	**101,603**	33,156	6,755	**39,911**	**141,514**	53,250	125,897
Gold produced (ounces)[4].............................	161,878	-	**161,878**	76,314	-	**76,314**	**238,192**	195,394	199,850
Cash costs per ounce ($ per ounce).............	456	-	**464**	331	-	**331**	**421**	185	504
Total costs per ounce ($ per ounce)	498	-	**628**	434	-	**434**	**594**	273	630

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[1] Relates to other non-core operating entities within the Group.

[2] On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick, which has been disclosed as held for sale. On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the Porgera and North West Operations' information as a discontinued operation and all other operations as continuing operations.

[3] Production costs equate to cash costs of production.

[4] The gold production numbers exclude production from our 40% held associate, Crown, which owned ERPM, and our 45.33% associate, Emperor, but include our 20% attributable interest in the Porgera Joint Venture.

Capital expenditure

During fiscal 2007, total capital expenditure relating to continuing operations was $25.9 million, compared to $18.5 million in fiscal 2006, an increase of 40%. At our continuing South African Operations, capital expenditure increased from $14.1 million in fiscal 2006 to $19.3 million in fiscal 2007, mainly due to $7.1 million spent on opening up and development related to implementation of the new mine plan at Blyvoor, infrastructural improvements of $3.2 million at ERPM and $2.5 million towards the installation of new pipelines and reclamation of the 3L2 Dump at Crown. Capital expenditure in the continuing Australasian Operations, increased from $4.4 million in fiscal 2006, to $6.6 million in fiscal 2007. The increase was mainly as a result of increased opening up and development at Tolukuma in fiscal 2007.

During fiscal 2006, total capital expenditure relating to continuing operations was $18.5 million, compared to $4.2 million in fiscal 2005, which represented a $14.3 million increase in capital expenditure on a Group level. At our continuing South African Operations, capital expenditure increased from $0.8 million in fiscal 2005 to $14.1 million in fiscal 2006, mainly due to $8.8 million spent on opening up and development related to implementation of the new mine plan at Blyvoor, infrastructural improvements of $1.6 million at ERPM and $2.0 million towards the installation of the new mills at the Knights plant at Crown. Capital expenditure in the continuing Australasian Operations, increased from $3.4 million in fiscal 2005, to $4.4 million in fiscal 2006. Tolukuma spent $2.8 million on mine development and $1.5 million on heavy equipment in fiscal 2006.

Ore Reserves

As at June 30, 2007, our Ore Reserves from continuing operations were estimated at 6.3 million ounces, as compared to approximately 6.9 million ounces at June 30, 2006, representing an 8% decrease for the year. Excluding the effect of depletion, our Ore Reserves have decreased by 0.2 million ounces, or 3%. This was mainly due to the dilution of our interest in DRDGOLD SA. As at June 30, 2006, our Ore Reserves from continuing operations were estimated at 6.9 million ounces, as compared to approximately 4.2 million ounces at June 30, 2005, representing a 63% increase for fiscal 2006. Excluding the effect of depletion, our Ore Reserves increased by 3.0 million ounces, or 72%. This was primarily due to the acquisition of Crown and ERPM and the stronger gold price.

We seek to increase our Ore Reserves through development and to acquire additional new Ore Reserves through acquisitions.

	Year ended June 30,		
('000 ounces)	**2007**	**2006**	**2005**
Continuing operations			
Blyvoor	5,121	5,255	3,998
Crown[1]	412	424	339
ERPM[1]	669	1,003	342
Total South African Operations	**6,202**	**6,682**	**4,679**
Tolukuma	108	195	218
Total Australasian Operations	**108**	**195**	**218**
Total attributable Ore Reserves	**6,310**	**6,877**	**4,897**
Attributable Ore Reserves of associates included above[1]	-	-	(681)
Total Ore Reserves from continuing operations	**6,310**	**6,877**	**4,216**
Discontinued operations			
Porgera Joint Venture[2]	-	1,278	1,351
Vatukoula[3]	-	678	305

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[1] With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From this date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.

[2] Our attributable 20% share of the Proven and Probable Ore Reserves in the Porgera Joint Venture is based on the information disclosed by Placer Dome. The Porgera Ore Reserves are estimated as at December 31, 2006.

[3] With effect from April 6, 2006, Emperor, which owns 100% of the Vatukoula mine, became a subsidiary of the Group. Previously we owned 39.52% (2005: 45.33%) of Emperor, which was treated as an associate. On December 5, 2006, Vatukoula was placed on a care and maintenance program. As a result we report the Vatukoula information as a discontinued operation and all other operations as continuing operations.

Application of critical accounting policies

Some of our significant accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

Management believes the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

- Mining assets
- Deferred stripping costs
- Impairment of mining assets
- Deferred income and mining taxes
- Reclamation and environmental costs
- Collectability of receivables
- Post-retirement medical benefits

Management has discussed the development and selection of each of these critical accounting policies with the Board of Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies.

Mining assets

Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, we estimate the amortization rate based on actual production over total Proven and Probable Ore Reserves of the particular mine. This rate is then applied to actual costs capitalized to date to arrive at the amortization expense for the period. Proven and Probable Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves, as determined in accordance with the SEC's Industry Guide 7 under the US Securities Exchange Act of 1934. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management's estimate of the total Proven and Probable Ore Reserves, would impact the amortization charges recorded in our consolidated financial statements.

Deferred stripping costs

We had only one significant open-pit operation, at Porgera, where stripping costs incurred during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio. On July 1, 2006, we adopted EITF Issue 04-6, "*Accounting for Stripping Costs in the Mining Industry*". In accordance with the guidance of EITF Issue 04-6, post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Stripping costs included in mining assets as at June 30, 2006, for Porgera were $36.1 million with $12.9 million capitalized to mining assets during fiscal 2006 (fiscal 2005: $11.1 million). During fiscal 2006, the average stripping ratio for Porgera was 9.2 in comparison with the life of mine stripping ratio of 10.2. Wedge and mudstone failure on the West Wall of the Stage 5 pit at Porgera at the end of fiscal 2005 created unplanned waste material, which was being removed, which negatively affected the life of mine stripping ratio. The stripping ratio was determined based on the life of mine plan. The estimate of the total reserves of a mine could be materially different from the actual gold mined and from the actual usage of a mine due to changes in the factors used in determining the economic value of our mineral reserves and deferred stripping costs, such as the gold price and foreign currency exchange rates. Any change in management's estimate of the total expected future life of a mine would have impacted the amortization charge recorded and deferred stripping capitalized in our consolidated financial statements.

Impairment of mining assets

The impairment of long-lived assets is accounted for in accordance with the Statement of Financial Accounting Standards, or SFAS, No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*," or SFAS 144.

Under SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable, including a reduction in the extent to which a gold plant is used, a dramatic change in the manner in which the Ore Reserves are used, a substantial drop in the gold price, a change in the law or environment in the country in which the Ore Reserves are based or gold is sold, forecasts showing lack of long-term profitability or production costs are in excess of an amount originally expected when the asset was acquired or constructed. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. Therefore, changes could occur which may affect the recoverability of our mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The expected future cash flows are discounted at a market rate commensurate with the risk in the respective geographic locations in which our assets are held. The asset or asset group is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by these assets, taking into account current market conditions and the expected lives of our assets. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is calculated on a mine-by-mine basis. We make the analysis periodically on a mine-by-mine basis or when indicators of impairment exist. During fiscal 2007, $113.3 million (including discontinued operations) was recorded as an impairment and during fiscal 2006 and 2005, $nil and $0.7 million, respectively, were recorded as an impairment by applying these principles.

Deferred income and mining taxes

We follow the liability method of accounting for deferred income and mining tax whereby we recognize the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

A valuation allowance is raised against deferred tax assets which are not considered more likely than not to be realizable. These determinations are based on the projected realization of tax allowances and tax loss carry forwards. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. If these tax assets are not more likely than not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. If we determine that it is more likely than not that we would be able to realize the tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded. Management considers historical taxable positions in determining if a tax asset will be utilized, specifically with reference to the immediately preceding three fiscal years. As a result of these determinations, an increase in the valuation allowance of $37.9 million, decrease of $0.1 million and increase of $10.1 million were recorded during fiscal 2007, 2006 and 2005, respectively. The bulk of these related to our continuing South African Operations.

Reclamation and environmental costs

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 143, "*Accounting for Asset Retirement Obligations,*" or SFAS 143. SFAS 143 came into effect for fiscal years beginning after June 15, 2002 and we adopted it on July 1, 2002. SFAS 143 requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and is depreciated over the life of the asset. Prior to the adoption of SFAS 143, we accrued for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine.

The provision for asset retirement obligations relates to expected costs associated with the demolition of gold plants, shaft headgear and shaft infrastructure. Estimates of these costs are based on our knowledge at the time of creating the provision. Determining these costs is complex and requires management to make estimates and judgments because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. These estimates are subject to changes in regulations and unexpected movements in inflation rates and are, therefore, subject to annual review to ensure that the asset and liability is a fair reflection of the expected reclamation and closure costs as at June 30 of every year. The actual liability for rehabilitation costs can vary significantly from our estimate, if our assessment of these costs changes. As we use the expected cash flow technique to determine our future liability, the liability is determined by discounting the estimated cash flows using a credit-adjusted risk-free rate. Thus, the effect of our credit standing is reflected in the discount rate rather than in the estimated cash flows. As at June 30, 2007, the discount rate was determined to be 7.26%.

As a result of changes in estimates $nil, $7.5 million and $0.1 million were raised in fiscal 2007, 2006 and 2005, respectively, including movements related to the discontinued operations. Accretion expense of $4.2 million, $2.4 million and $2.7 million (including discontinued operations) was recorded in fiscal 2007, 2006 and 2005, respectively.

In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Collectability of receivables

In determining the collectability of receivables, management judgment is required in instances where uncertainty exists over the period and amount of cash flows which will be received. In determining this expectation, operational and economic circumstances affecting the receivable are considered. These principles were applied in evaluating the collectability of the receivables owed by Crown and ERPM (prior to these operations becoming subsidiaries), as well as KBH and Mogale. No further advances were made during fiscal 2006 and 2007, however we provided for $0.6 million against the receivable owed by Mogale in fiscal 2005. In fiscal 2006 an agreement was signed with the IDC pursuant to which we acquired all of the IDC loans, including the rights securing payment of such loans, to Crown and ERPM for a purchase consideration of $4.5 million. As uncertainty over the repayment of the loans existed subsequent to their acquisition, an allowance of $4.5 million was raised.

Post-retirement medical benefits

Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are included in determining net income or loss. At June 30, 2007 a provision of $2.7 million (June 30, 2006: $2.3 million) for post-retirement medical benefits has been raised. During fiscal 2007, we expensed $0.3 million (2006: $0.5 million; 2005: $nil) relating to these post-retirement medical benefits.

While we believe that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may have an impact on earnings in the periods where the changes in the assumptions occur.

Operating results

Comparison of financial performance for the fiscal year ended June 30, 2007 with fiscal year ended June 30, 2006

Revenue

The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2007 in comparison to fiscal 2006:

$'000	Total revenue 2006	Impact of change in volume Acquisitions	Internal growth/ (decline)	Impact of change in price	Net change	Total revenue 2007
Blyvoor	83,635	-	(4,412)	16,784	12,372	96,007
Crown	31,310	-	26,284	6,757	33,041	64,351
ERPM	33,840	-	10,458	3,692	14,150	47,990
Total South African Operations	**148,785**	**-**	**32,330**	**27,233**	**59,563**	**208,348**
Tolukuma	29,085	-	(5,632)	5,473	(159)	28,926
Total Australasian Operations	**29,085**	**-**	**(5,632)**	**5,473**	**(159)**	**28,926**
Total	**177,870**	**-**	**26,698**	**32,706**	**59,404**	**237,274**

Revenue for fiscal 2007 increased by $59.4 million, or 33%, to $237.3 million, primarily due to the higher Dollar gold price received. The negative impact of production problems experienced at Tolukuma were partially offset by an increase in production at our South African Operations. The average gold price received by us increased from $536 per ounce in fiscal 2006 to $627 per ounce in fiscal 2007.

Production costs

The following table illustrates the year-on-year change in production costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2007 in comparison to fiscal 2006:

$'000	Total production costs 2006	Impact of change in volume Acquisitions	Internal growth/ (decline)	Impact of change in costs	Foreign exchange	Net change	Total production costs 2007
Blyvoor	76,936	-	(4,058)	19,381	(8,961)	6,362	83,298
Crown	26,697	-	22,412	3,359	(6,038)	19,733	46,430
ERPM	28,642	-	8,852	13,914	(4,610)	18,156	46,798
Other[1]	1,362	-	-	32	-	32	1,394
Total South African Operations	**133,637**	**-**	**27,206**	**36,686**	**(19,609)**	**44,283**	**177,920**
Tolukuma	33,448	-	(6,477)	10,567	860	4,950	38,398
Other[1]	(1,720)	-	-	3,565	-	3,565	1,845
Total Australasian Operations	**31,728**	**-**	**(6,477)**	**14,132**	**860**	**8,515**	**40,243**
Total	**165,365**	**-**	**20,729**	**50,818**	**(18,749)**	**52,798**	**218,163**

The following table lists the components of production costs for each of the years set forth below:

Costs	Years ended June 30, 2007	2006
Labor	39%	35%
Contractor Services	18%	22%
Inventory	29%	31%
Electricity and water	14%	12%

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[1] Relates to non-operating entities within the Group.

As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of production costs in that region. Production costs are linked directly to the level of production of a specific fiscal year. Production costs in fiscal 2007 increased by 32% to $218.2 million compared to production costs of $165.4 million in fiscal 2006. This increase was primarily attributable to an overall increase in production volumes at the South African Operations, as well as higher labor, steel, fuel, electricity and water costs at all the operations.

At Blyvoor production costs increased from $76.9 million in fiscal 2006 to $83.3 million in fiscal 2007, with a decrease in volume from 159,693 ounces to 151,269 ounces produced, due to the new, "lower grade, higher volume" mine plan to address safety concerns arising from increasing levels of seismicity in the high-grade area of the mine's No. 5 Shaft. Production costs at Crown were $46.4 million in fiscal 2007, compared to $26.7 million in fiscal 2006, primarily as a result of higher production volumes. At ERPM production costs increased from $28.6 million in fiscal 2006 to $46.8 million in fiscal 2007, because of an increase in production volumes and higher input costs.

At Tolukuma production was adversely affected by safety concerns that led to a suspension of mining from the Gulbadi area, significantly reducing underground tonnage. This, together with problems related to inventory and cash flow, led to mill feed being sourced primarily from low grade surface stockpiles. These operational problems, together with the discovery of serious damage to part of the mine's SAG mill, which required essential repairs and higher fuel prices, resulted in an increase in Tolukuma's production costs from $33.4 million in fiscal 2006 to $38.4 million in fiscal 2007.

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2007, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be $43.4 million, $41.8 million relating to the South African Operations and $1.6 million relating to the Australasian Operations, as compared to $46.8 million at June 30, 2006. Accretion of $4.2 million was recorded in fiscal 2007, and $2.4 million was recorded in fiscal 2006 (including discontinued operations).

A total of $10.7 million was invested in our various environmental trust funds as at the end of fiscal 2007, as compared to $8.3 million for fiscal 2006. The increase is attributable to investment growth and additional contributions made during the year under review, due to under-funding of the liability at Crown and ERPM. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.

Depreciation and amortization

Depreciation and amortization charges relating to the continuing operations were $16.1 million for fiscal 2007 compared to $11.9 million for fiscal 2006. This increase is mainly due to the inclusion of depreciation and amortization charges for Crown and ERPM for a full year in fiscal 2007 compared to seven months in fiscal 2006.

Employment termination costs

Employment termination costs increased to $0.7 million in fiscal 2007 from $0.2 million for fiscal 2006. In fiscal 2007, these costs related to retrenchments made at Emperor's corporate head office, at a cost of $0.4 million, retrenchment costs at Tolukuma, at a cost of $0.2 million, and retrenchment costs at our corporate head office, at a cost of $0.1 million.

Impairment of assets

During fiscal 2007 an impairment of $9.0 million was recorded against the mining assets of Tolukuma, compared to an impairment of $nil in fiscal 2006.

Management and consulting fees

Management and consulting fees in fiscal 2007 decreased, by $0.8 million, to $1.6 million compared to $2.4 million in fiscal 2006. Costs have decreased due to an ongoing focus on reducing corporate costs.

Profit/(loss) on derivative instruments

Changes in the fair value of derivative instruments in fiscal 2007 resulted in a gain of $0.3 million, as compared with a gain of $6.6 million in fiscal 2006. This relates to a loss on gold option contracts entered into by DRD (Isle of Man), of $1.9 million (2006: a gain of $1.0 million) and the fair value adjustment on the derivative component of the senior convertible loan notes, a profit of $2.2 million (2006: a profit of $5.4 million).

Selling, administration and general charges

The selling, administration and general charges increased in fiscal 2007 to $22.7 million as compared to $9.3 million in fiscal 2006, an increase of $13.4 million. The increase is mainly due to the consolidation of Emperor, Crown and ERPM's corporate costs for a full year in fiscal 2007.

Interest and other income

Interest and other income increased from $1.0 million in fiscal 2006 to $3.4 million in fiscal 2007. In fiscal 2007, we earned more interest as a result of investing excess cash from borrowings and capital raising in high interest bearing accounts held at financial institutions.

Unrealized foreign exchange gains/(losses)

Our functional currency is the Rand for our South African Operations, the Kina for our Papua New Guinean Operations and the Fiji Dollar for our operation based in Fiji. The unrealized foreign exchange gain of $3.8 million for fiscal 2007, compared to a loss of $6.8 million for fiscal 2006, represents the effect of the translation of monetary items, primarily external debt, which is denominated in currencies other than our functional currencies.

Profit on disposal of subsidiaries

On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine to Westech Gold (Pty) Limited for A$1.00, realizing a profit of $12.6 million (included under loss from discontinued operations). During fiscal 2006, a $17.2 million profit was realized as a result of the sale of a portion of our interest in DRD (Isle of Man) to the shareholders of Emperor. The transaction was accounted for as a partial sale of DRD (Isle of Man) and a partial acquisition of Emperor. Accordingly a profit was recognized on the portion of DRD (Isle of Man) sold to minority shareholders. This profit represented the excess of the portion of the fair value of DRD (Isle of Man) sold over that portion of its historical cost. In fiscal 2006, we also realized a profit on the sale of Stand 752 Parktown Extension (Pty) Limited (a subsidiary which owned our corporate offices) of $0.1 million.

Interest expense

Our interest expense decreased to $9.6 million for fiscal 2007 as compared to $10.5 million for fiscal 2006. This decrease is mainly as a result of a decrease in the total long-term debt at our South African Operations.

Income and mining tax expense

The net tax benefit of $0.4 million for fiscal 2007 comprises a current taxation charge of $0.3 million and a deferred tax benefit of $0.7 million relating to the Australasian Operations. This compares to a current tax benefit of $0.6 million and a net deferred tax charge of $0.1 million in fiscal 2006. The decrease in the current taxation charge is due to the increased losses of our Australasian Operations. The increase in the deferred tax benefit was mainly as a result of the increase in the assessed losses at Tolukuma.

Equity in loss from associates

In fiscal 2007, equity in loss from associates was $nil, as we had no associates during the year. During fiscal 2006, we acquired loans from the IDC, which the IDC previously held with Crown, our previous associate, and its subsidiary, ERPM. These loans were acquired as part of the restructuring of the South African Operations. As uncertainty over the repayment of the loans existed subsequent to their acquisition, an allowance of $4.5 million was raised. The investment in Crown was carried at nil value until December 1, 2005, the date that Crown became a subsidiary.

Loss from discontinued operations, net of taxes

On December 5, 2006, after an extensive three-month review of Vatukoula, we determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. After a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. Total consideration for the transaction was $255.0 million, including an additional adjustment amount, which was paid in cash. The effective date of the transaction was April 1, 2007. From this date the Group's 20% interest in the Porgera Joint Venture has been disclosed as held for sale. The net loss for Vatukoula recognized under loss from discontinued operations was $118.3 million. The net profit for Porgera recognized under loss from discontinued operations was $1.0 million. On March 28, 2007, Emperor sold all its Fijian assets, including the Vatukoula Mine to Westech Gold (Pty) Limited for A$1.00, realizing a profit of $12.6 million.

Comparison of financial performance for the fiscal year ended June 30, 2006 with fiscal year ended June 30, 2005

Revenue

The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2006 in comparison to fiscal 2005:

| $'000 | Total revenue 2005 | Impact of change in volume | | Impact of change in price | Net change | Total revenue 2006 |
		Acquisitions	Internal decline			
Blyvoor	68,370	-	(923)	16,188	15,265	83,635
Crown[1]	-	31,310	-	-	31,310	31,310
ERPM[1]	-	33,840	-	-	33,840	33,840
Total South African Operations	**68,370**	**65,150**	**(923)**	**16,188**	**80,415**	**148,785**
Tolukuma	32,446	-	(9,151)	5,790	(3,361)	29,085
Total Australasian Operations	**32,446**	**-**	**(9,151)**	**5,790**	**(3,361)**	**29,085**
Total	**100,816**	**65,150**	**(10,074)**	**21,978**	**77,054**	**177,870**

Revenue for fiscal 2006 increased by $77.1 million, or 76%, to $177.9 million, primarily due to the acquisition of Crown and ERPM. The negative impact of production problems experienced at Tolukuma were partially offset by an increase in the Dollar gold price received at all the operations. The average gold price received by us increased from $423 per ounce in fiscal 2005 to $536 per ounce in fiscal 2006.

Production costs

The following table illustrates the year-on-year change in production costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2006 in comparison to fiscal 2005:

| $'000 | Total production costs 2005 | Impact of change in volume | | Impact of change in costs | Foreign exchange | Net change | Total production costs 2006 |
		Acquisitions	Internal decline				
Blyvoor	73,814	-	(996)	6,534	(2,416)	3,122	76,936
Crown[1]	-	26,697	-	-	-	26,697	26,697
ERPM[1]	-	28,642	-	-	-	28,642	28,642
Other[2]	1,218	-	-	144	-	144	1,362
Total South African Operations	**75,032**	**55,339**	**(996)**	**6,678**	**(2,416)**	**58,605**	**133,637**
Tolukuma	25,278	-	(7,130)	14,106	1,194	8,170	33,448
Other	-	-	-	(1,720)	-	(1,720)	(1,720)
Total Australasian Operations	**25,278**	**-**	**(7,130)**	**12,386**	**1,194**	**6,450**	**31,728**
Total	**100,310**	**55,339**	**(8,126)**	**19,064**	**(1,222)**	**65,055**	**165,365**

The following table lists the components of production costs for each of the years set forth below:

| Costs | Years ended June 30, | |
	2006	2005
Labor	35%	51%
Contractor Services	22%	19%
Inventory	31%	19%
Electricity	12%	11%

As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of

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[1] With effect from December 1, 2005, we acquired 60% of Crown and ERPM. From this date these operations have been consolidated as subsidiaries. Previously we owned 40% of Crown and ERPM, which were treated as an associate.

[2] Relates to non-operating entities within the Group.

production costs in that region. Production costs are linked directly to the level of production of a specific fiscal year. Production costs in fiscal 2006 increased by 65% to $165.4 million compared to production costs of $100.3 million in fiscal 2005. This increase was primarily attributable to production and trough-put problems at the Australasian Operations as well as the acquisition of Crown and ERPM.

At Blyvoor production costs increased from $73.8 million in fiscal 2005 to $76.9 million in fiscal 2006, with a decrease in volume from 161,878 ounces to 159,693 ounces produced, due to an increasing level of seismicity experienced in the high-grade No. 5 Shaft areas in the first half of the year. Consequent concerns for employee safety prompted the development of a volume-driven mine plan involving less mining from the affected high-grade No. 5 Shaft areas and more mining from the lower-grade No. 6 Shaft areas. While rock dump material declined both in volume and grade as forecast, the slimes dam retreatment project at Blyvoor showed improvement, both in terms of volume and grade, notwithstanding setbacks due to higher than average summer rainfall. At Crown and ERPM, production costs were $26.7 million and $28.6 million from December 1, 2005, producing 56,000 ounces and 61,278 ounces, respectively, during this time.

At Tolukuma production was adversely affected by a lack of available face in the first half of fiscal 2006 and the consequent treatment of low-grade underground stockpiles, as well as production disruptions caused by underground flooding, leading to an increase in production costs from $25.3 million in fiscal 2005 to $33.4 million in fiscal 2006.

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2006, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be $46.8 million, $36.5 million relating to the South African Operations and $10.3 million relating to the Australasian Operations, as compared to $22.6 million at June 30, 2005. Accretion of $0.2 million was recorded in fiscal 2006, and $0.3 million was recorded in fiscal 2005 (relating to continuing operations only).

A total of $8.3 million was invested in our various environmental trust funds as at the end of fiscal 2006, as compared to $6.4 million for fiscal 2005. The increase is mostly attributable to the acquisition of Crown and ERPM. Additional contributions were also made during the year under review, due to under-funding of the liability at certain South African Operations. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.

Depreciation and amortization

Depreciation and amortization charges relating to the continuing operations were $11.9 million for fiscal 2006 compared to $2.2 million for fiscal 2005. This increase is mainly due to the consolidation of Crown and ERPM in fiscal 2006.

Employment termination costs

Employment termination costs decreased to $0.2 million in fiscal 2006 from $4.2 million for fiscal 2005. In fiscal 2006, these costs related to the retrenchment of four employees that had been seconded to the North West Operations, at a cost of $0.2 million.

Impairment of assets

During fiscal 2006, an impairment of $nil was recorded compared to an impairment of $0.7 million in fiscal 2005.

Management and consulting fees

Management and consulting fees in fiscal 2006 decreased by $3.8 million to $2.4 million compared to $6.2 million in fiscal 2005. These expenses mostly relate to the evaluation of possible acquisitions. Costs have decreased due to tighter cost controls being instituted.

Profit on derivative instruments

Changes in the fair value of derivative instruments in fiscal 2006 resulted in a gain of $6.6 million, as compared with a gain of $3.6 million in fiscal 2005. This mainly relates to a gain on gold option contracts entered into by DRD (Isle of Man), of $1.0 million and the fair value adjustment on the derivative component of the senior convertible loan notes, a profit of $5.4 million (2005: a profit of $3.8 million).

Selling, administration and general charges

The selling, administration and general charges decreased in fiscal 2006 to $9.3 million from $14.4 million in fiscal 2005, due to tighter cost controls instituted by management.

Interest and other income

Interest and other income decreased from $2.2 million in fiscal 2005 to $1.0 million in fiscal 2006. In fiscal 2005, we earned more interest as a result of investing excess cash from borrowings and capital raising in high interest bearing accounts held at financial institutions.

Unrealized foreign exchange gains/(losses)

Our functional currency is the Rand for our South African Operations, the Kina for our Papua New Guinean Operations and the Fiji Dollar for our operation based in Fiji. The unrealized foreign exchange loss of $6.8 million for fiscal 2006, compared to a loss of $8.8 million for fiscal 2005, represents the effect of the translation of monetary items, primarily external debt, which is denominated in currencies other than our functional currencies.

Profit on disposal of subsidiaries

During fiscal 2006, a $17.2 million profit was realized as a result of the sale of a portion of our interest in DRD (Isle of Man) to the shareholders of Emperor. The transaction has been accounted for as a partial sale of DRD (Isle of Man) and a partial acquisition of Emperor. Accordingly a profit has been recognized on the portion of DRD (Isle of Man) sold to minority shareholders. This profit represents the excess of the portion of the fair value of DRD (Isle of Man) sold over that portion of its historical cost. In fiscal 2006, we also realized a profit on the sale of Stand 752 Parktown Extension (Pty) Limited (a subsidiary which owned our corporate offices) of $0.1 million.

Interest expense

Our interest expense decreased to $10.5 million for fiscal 2006 as compared to $11.4 million for fiscal 2005. This expense is basically consistent with the prior year.

Income and mining tax expense

The net tax benefit of $0.5 million for fiscal 2006 comprises a current taxation benefit of $0.6 million and a deferred tax charge of $0.1 million relating to the Australasian Operations. This compares to a current tax charge of $0.3 million in fiscal 2005. The decrease in the current taxation charge is due to the decreased profitability of our Australasian Operations.

Equity in loss from associates

During fiscal 2006, we acquired loans from the IDC, which the IDC previously held with Crown, our previous associate, and its subsidiary, ERPM. These loans were acquired as part of the restructuring of the South African Operations. As uncertainty over the repayment of the loans existed subsequent to their acquisition, an allowance of $4.5 million was raised. The investment in Crown was carried at nil value until December 1, 2005, the date that Crown became a subsidiary.

Loss from discontinued operations, net of taxes

In fiscal 2006 we recovered costs of $2.0 million (net of tax) from the liquidator relating to the liquidation of Buffelsfontein Gold Mines Limited, our subsidiary which owned the North West Operations. The Group's consolidated statements of operations for the years ending June 30, 2006 and June 30, 2005 have been adjusted to reflect Vatukoula and Porgera as discontinued operations. The net loss from Vatukoula for fiscal 2006 included under loss from discontinued operations was $20.8 million (2005: $83.0 million). The net profit from Porgera for fiscal 2006 included under loss from discontinued operations was $1.3 million (2005: $24.0 million).

5B. LIQUIDITY AND CAPITAL RESOURCES

Net cash utilized by operating activities

Net cash of $3.0 million was utilized by operating activities for fiscal 2007 as compared to cash utilized by operating activities of $2.4 million for fiscal 2006 and cash utilized by operating activities of $23.8 million for fiscal 2005. During fiscal 2007, the net working capital movement represented an inflow of cash of $18.4 million, compared to an outflow of $6.4 million in fiscal 2006. With the acquisition of Emperor, the liability relating to the derivative instruments has increased resulting in an increase in the cash outflow associated with these instruments in fiscal 2006. The consistently lower cash utilized by operating activities in fiscal 2007 was primarily due to improved profitability from our South African Operations, which partially offset increased losses from our Australasian Operations.

Net cash utilized in investing activities

Net cash utilized in investing activities increased to $40.4 million in fiscal 2007 from $30.3 million in fiscal 2006 and $31.6 million in fiscal 2005.

In fiscal 2007, cash utilized in investing activities mainly consisted of capital expenditure of $38.8 million (including discontinued operations) and contributions to environmental trust funds of $1.0 million. Cash utilized in investing activities during fiscal 2006, included capital expenditure of $41.0 million (including discontinued operations) net of cash acquired from the acquisitions of Crown, ERPM and Emperor of $7.1 million and cash received on the disposal of Stand 752 Parktown Extension (Pty) Limited of $0.6 million. In fiscal 2005, cash utilized in investing activities included $6.9 million with regards to taking up our share of the Emperor Rights offering, $1.7 million relating to costs of the Emperor share offer and capital expenditure of $24.9 million (including discontinued operations) and $3.5 million relating to our discontinued operation (North West Operations).

Total capital expenditure for fiscal 2007 was $38.8 million (including discontinued operations). Capital expenditures were predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant capital projects for fiscal 2007 included:

- Ore Reserve development, pipeline and PLC upgrades, new mobile cooling units and the WAP project at Blyvoor at a cost of $9.5 million;
- Installation of new pipelines, 3L2 Dump reclamation and new buttresses at Crown at a cost of $2.9 million;
- Ore Reserve development and improvement of infrastructure at ERPM at a cost of $5.6 million;
- Upgrading of Philip Shaft infrastructure and Ore Reserve development at Vatukoula at a cost of $ 9.2 million; and
- Contributions to the West Wall refurbishment at Porgera of $3.8 million.

Total capital expenditure for fiscal 2006 was $41.0 million (including discontinued operations). Capital expenditures were predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant capital projects for fiscal 2006 included:

- Ore Reserve development at Blyvoor at a cost of $8.8 million;
- Installation of new mills at Crown's Knights Plant at a cost of $2.0 million;
- Improvement of infrastructure at ERPM at a cost of $1.6 million;
- Initial phase of the upgrading of Philip Shaft infrastructure, the replacement of outdated underground equipment and the improved underground environmental control at Vatukoula at a cost of $ 5.2 million; and
- Contributions to the West Wall refurbishment at Porgera of $15.8 million.

Total capital expenditure for fiscal 2005 was $24.9 million (including discontinued operations). In fiscal 2005, capital expenditures were predominantly on mining equipment and development, upgrading existing underground operations and upgrading metallurgical plants. Redundant capital equipment was sold during the year, the proceeds of which amounted to $2.2 million. Significant capital projects for fiscal 2005 included:

- Ore Reserve development at the North West Operations at a cost of $3.5 million;
- Investment in mobile motor vehicle equipment at Tolukuma of $1.5 million;
- Improvements to the plant and equipment at Porgera of $1.4 million; and
- Capitalization of $11.1 million of deferred stripping costs at Porgera.

We anticipate increasing our capital expenditure in fiscal 2008 by about 12% from our capital expenditure for fiscal 2007. We expect to incur $42.9 million of capital expenditure on mining equipment and development, upgrading existing underground operations and upgrading current metallurgical plants as follows:

- Blyvoor - $10.3 million;
- Crown - $7.7 million;
- ERPM - $3.6 million;
- ERGO Mining Joint Venture - $19.2 million; and
- Tolukuma - $2.1 million;

Net cash generated in financing activities

Net cash generated from financing activities was $15.0 million in fiscal 2007 compared to $52.6 million in fiscal 2006 and $67.4 million in fiscal 2005.

During fiscal 2007, we issued 50,306,903 shares for proceeds of $43.7 million. Of these shares, we issued 50,132,575 shares to Investec raising $43.6 million in settlement of financing facilities and a portion of the Convertible Loan Notes and 174,328 shares to the share option scheme for a consideration of $0.1 million.

During fiscal 2006, we issued 18,444,954 shares for proceeds of $25.9 million. Of these shares, we issued 17,815,945 shares to Investec raising $25.4 million in settlement of financing facilities and 629,009 shares to the share option scheme for a consideration of $0.5 million. In addition we issued 4,451,219 shares to the IDC for loans we acquired from them for $4.5 million, which the IDC previously held with Crown and ERPM. Furthermore, 932,857 shares were issued as payment for consulting services rendered of $1.2 million.

During fiscal 2005, we issued a total of 56,230,705 shares to raise $65.9 million. On October 14, 2004, DRD (Isle of Man) entered into a facility of $15.0 million with Investec (Mauritius), of which $10.0 million had been drawn down at June 30, 2005. Of the total shares issued in fiscal 2005, we issued 17,000,000 shares to Baker Steel by way of a specific issue raising $14.4 million, 15,804,116 shares through a claw-back rights offer raising $13.3 million and 23,348,465 shares to Investec raising $38.2 million, in settlement of financing facilities acquired in the fourth quarter of fiscal 2004 and the first and second quarters of fiscal 2005.

Borrowings and funding

Our external sources of capital include the issuance of debt, bank borrowings and the issuance of equity securities, which include the following:

Senior Convertible Notes

On November 12, 2002, we issued $66,000,000 aggregate principal amount of 6% Senior Convertible Notes due November 2006, in a private placement to qualified institutional buyers and to non-US persons. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes could be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes were convertible into our ordinary shares, or, under certain conditions, ADSs, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events. We were entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. On November 15, 2006, we paid a total of $69.6 million to the holders of the notes from our available cash resources and borrowing facilities in full and final settlement of our obligations under the notes.

Industrial Development Corporation Loan

On July 18, 2002, Blyvoor entered into a loan agreement with IDC for R65.0 million ($10.4 million) to finance capital expenditures incurred by Blyvoor in completing the Blyvoor expansion project. The loan attracted interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. The loan was repayable in 48 monthly installments. Repayments were suspended in January 2005 until January 2006. The loan was secured by means of a general notarial bond over the Blyvoor metallurgical plant.

The loan agreement prohibited us from disposing of or further encumbering the secured assets and placed restrictions over our ability to change the business of Blyvoor. As of June 30, 2007, we had drawn down R1.4 million ($0.2 million) under this facility and the interest rate on this loan was 12.0%. At November 30, 2007, the loan had been fully repaid.

Investec Bank Limited and Investec Bank (Mauritius) Limited

We have entered into funding facilities with Investec Bank Limited, or Investec, or its affiliates:

On October 14, 2004, our subsidiary, DRD (Isle of Man) entered into a facility of $15.0 million with Investec Bank (Mauritius) Limited, or Investec (Mauritius). The facility attracted interest at the three-month London Inter-bank Offered Rate, or LIBOR, plus 300 basis points. Funds advanced and interest on this facility had to be repaid in cash in equal installments every three months from the date of the relevant advance so that the amount of the advance is paid in full to Investec (Mauritius) on or before November 12, 2007. The facility was secured by DRD (Isle of Man)'s shares in Emperor, DRD (Porgera) Limited and Tolukuma. The loan agreement prohibited us from disposing of or further encumbering the secured assets. The facility restricted the flow of payments from DRD (Isle of Man) to the Company through requiring that all net operating cash or cash distributions received by DRD (Isle of Man) in respect of the secured assets had to be used to first service our interest and principal payment obligations under the facility by requiring that we hold, in a debt servicing account, sufficient cash to cover our quarterly principal payments. Any funds in excess of these repayment requirements could be transferred to us. Investec (Mauritius) had the option to require DRD (Isle of Man) to pay 50% of any payments, which were a distribution, by or on behalf of DRD (Isle of Man) to or for our account as a prepayment of the facility. The facility agreement contained a number of additional customary restrictive covenants. At June 30, 2005, $10.0 million had been drawn down under this facility. During fiscal 2006 this facility was fully repaid.

On December 10, 2004, we entered into a facility of R100.0 million ($15.0 million) with Investec. The facility attracted interest at the three-month Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 300 basis points. During fiscal 2005, we had drawn down R60.0 million ($9.0 million) under this facility and settled this amount by issuing 8,060,647 ordinary shares to the value of R60.0 million ($9.6 million), based on the market value at the date of issue. In fiscal 2006 we drew down a further R40.0 million ($6.2 million) under this facility and repaid this amount by issuing 4,129,915 ordinary shares to the value of R40.0 million ($6.2 million). This facility was not renewable.

On March 3, 2005, an additional acquisition facility of $35.0 million was entered into with Investec (Mauritius). The acquisition facility of $35.0 million was on similar terms as the $15.0 million facility entered into on October 14, 2004, and had similar restrictions on the flow of funds and could be settled through the issue of shares. As at June 30, 2005, this facility had not been utilized. During fiscal 2006, we had drawn down $14.4 million under this facility, which was fully repaid by March 16, 2006, by the issue of 8,498,250 of our ordinary shares to the value of $14.4 million (including interest).

On August 6, 2006, we entered into a working capital facility of R100.0 million ($14.5 million) with Investec. The facility attracted interest at the three-month JIBAR plus 300 basis points. During fiscal 2007, we had drawn down R100.0 million ($14.5 million) under this facility and settled this amount by issuing 10,614,248 ordinary shares to the value of R100.0 million ($14.5 million), based on the market value at the date of issue. This facility is not renewable.

On September 13, 2006, a facility of $35.0 million was entered into with Investec (Mauritius). We drew down $33.0 million under this facility for the purpose of repaying the Senior Convertible Notes. At June 30, 2007, we had repaid a portion of this amount by issuing 39,518,327 ordinary shares to the value of $29.1 million. The facility attracted interest at the three-month LIBOR plus 3% and was secured by DRD (Offshore)'s shares in Emperor Mines Limited. The loan agreement prohibited the company from disposing of or further encumbering the secured assets and the facility was renewable. The loan was repayable within 12 months after year end. On July 18, 2007 this facility was fully repaid by the issue of 5,800,000 of our ordinary shares to the value of $3.9 million.

Baker Steel Capital Managers LLP

On April 5, 2005, we entered into a subscription agreement and an underwriting agreement pursuant to which we raised, in aggregate, R180.4 million ($27.7 million) through the issue of new shares by way of:

- a specific issue of 17 million new shares at a cash price of R5.50 each to Baker Steel Capital Managers LLP, or BSCM, clients to raise R93.5 million ($14.4 million); and
- a claw-back offer of 15,804,116 shares at an issue price of R5.50 each to our shareholders to raise R86.9 million ($13.3 million) in accordance with the terms of a separate offering circular to our shareholders. The funds from the claw-back offer were received on April 12, 2005.

In terms of the subscription agreement, BSCM clients subscribed for 17 million new shares at a subscription price of R5.50 per share, which was equivalent to the volume weighted average price of our shares on the JSE for the ten trading days immediately prior to April 5, 2005. The specific issue shares rank pari passu with our shares already in issue. At a general meeting of our shareholders held on May 20, 2005, a specific resolution was passed to authorize our directors to allot and issue these shares. The funds from the specific issue were received on June 1, 2005.

ANZ Banking Group Limited

There are five loan facilities from the ANZ Banking Group Limited, or ANZ Bank, which as at June 30, 2007 comprised of the Vatukoula loan facility ($10.1 million), project loan facilities ($59.8 million), a property loan ($1.3 million), a gold call option facility ($1.9 million) and a hedge book facility ($34.2 million).

The Vatukoula loan facility from ANZ Bank, secured over the assets and mining rights of Emperor Gold Mining Company Limited (Fiji), was novated to Emperor on March 28, 2007 following the completion of the sale of Vatukoula to Westech. The sale included the transfer of all the assets and liabilities (other than the ANZ Bank loan, lease liability and the gold hedge book) to Westech on March 28, 2007 and security over the Fijian assets was subsequently released by ANZ Bank. An agreement was reached with the ANZ Bank prior to June 30, 2007 to defer principal repayments in relation to all facilities provided by the bank to Emperor and its subsidiaries until the successful completion of the sale of Emperor's 20% interest in the Porgera Joint Venture. The loan attracted interest at LIBOR plus 2.5%. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.

The project loan facilities agreement was signed on March 21, 2006 between ANZ Bank and Emperor for $42.0 million. These facilities comprise a $35.0 million senior facility with a 59-month tenor and a $7.0 million revolving working capital facility, which are secured by the Papua New Guinea gold assets and an Emperor guarantee. On January 22, 2007 Emperor signed documentation with ANZ Bank to increase the revolving working capital facility from $7.0 million to $22.0 million to fund the restructure of the Emperor assets which provided working capital for the Papua New Guinea operations and exit costs associated with the Vatukoula sale. The additional facility bears interest at LIBOR plus 4.0%. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.

The property loan represents a mortgage over a property purchased in Brisbane during May 2006. The loan attracts interest payments only for the first five years of the mortgage at a rate of 6.79% per annum. A First Registered Mortgage by Emperor over the property situated at 45 Milman St, Clayfield, Queensland, Australia will be held by ANZ Bank as security for this loan. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.

The gold call option facility was implemented to purchase gold call options from ANZ Bank. The term of the facility is 12 months from April 6, 2006 and the loan bears interest at LIBOR plus 2.1%. The settlement of this facility would have coincided with the closing out of the call options for which the facility was implemented, however this facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.

A hedge book facility with ANZ Bank was entered into by Emperor to close out its gold forward hedge book of 145,695 ounces on May 16, 2007 at a spot price of $670 per ounce. The hedge book was closed out at an amount of $34.2 million and ANZ Bank agreed to defer the settlement of this amount until December 31, 2007, or earlier following receipt of funds from the sale of Emperor's 20% interest in the Porgera Joint Venture. The deferral facility bears interest at LIBOR plus 3.7%. This facility was repaid on August 17, 2007, on the completion of the sale of our 20% interest in the Porgera Joint Venture to Barrick.

Finance lease

Finance leases were effectively secured over vehicles owned by Vatukoula, however security over these assets was released by ANZ Bank after the disposal of Vatukoula. This facility was repaid on August 17, 2007.

Compliance with Loan Covenants

We have been in compliance with all material covenants contained in the above mentioned convertible notes indenture and loan agreements during the periods covered by our financial statements included in this Annual Report.

Anticipated funding requirements and sources

At June 30, 2007, we had cash and cash equivalents of $19.4 million, and negative working capital (defined as current assets less current liabilities) of $67.0 million, compared to cash and cash equivalents of $67.3 million (including restricted cash) and negative working capital of $45.5 million at June 30, 2006 and cash and cash equivalents of $36.1 million and positive working capital of $11.6 million at June 30, 2005. At November 30, 2007, our cash and cash equivalents were $105.6 million.

As at June 30, 2007, we estimated that our anticipated commitments for fiscal 2008 would be between $215.0 million and $220.0 million, which included capital expenditure of $42.9 million as discussed above, the current portion of other long-term loans of $111.7 million and working capital of approximately $63.8 million. As at June 30, 2007, we expected to finance these commitments from cash resources of $19.4 million at that date, net cash generated by operations and the proceeds from the disposal of our 20% interest in Porgera of $255.0 million.

Our management believes that existing cash resources, net cash generated from operations and proceeds from the disposal of our 20% interest in Porgera will be sufficient to meet our anticipated commitments for fiscal 2008 as described above. In making this statement, management has assumed that there will be an increase in production from our South African Operations and a decrease in production from our Australasian Operations. Management has assumed a gold price of $764 per ounce and exchange rate of R6.82 = $1.00.

Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:

- our operations fail to generate forecasted net cash flows from operations;
- there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US Dollar, particularly with respect to the Rand; or
- our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A.: "Operating Results" or the risk factors described in Item 3D.: "Risk Factors."

In such circumstances, we could have insufficient capital to meet our current obligations in the normal course of business, which would have an adverse impact on our financial position and our ability to continue operating as a going concern. We would need to reassess our operations, consider further restructuring and/or obtain additional debt or equity funding. There can be no assurance that we will obtain this additional or any other funding on acceptable terms or at all.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are not involved in any research and development and have no registered patents or licenses.

5D. TREND INFORMATION

During the first quarter of fiscal 2008, we produced 89,157 ounces at average cash costs of $584 per ounce from our continuing operations. Gold production from our continuing operations for the second quarter of fiscal 2008 is expected to be lower, due to operational problems experienced at some of our South African mines in this quarter. Cash costs for the second quarter of fiscal 2008 should be relatively consistent with that achieved during the first quarter of fiscal 2008.

For the full year fiscal 2008, we are forecasting gold production from our continuing operations of approximately 350,000 ounces at cash costs of approximately $577 per ounce, based on an exchange rate assumption of approximately $1.00/R7.07. Our ability to meet the full year's production target could be impacted by, amongst other factors, seismicity, power shortages, lower grades and stringent safety requirements. We are also subject to cost pressures due to increases in labor costs; increases in crude oil, steel, electricity and water prices; unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; unstable or unexpected ground conditions and seismic activity; technical production issues; environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the forecasted cash costs for fiscal 2008.

5E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

| | | | Payments due by period | | |
	Total $'000	Less than 1 year $'000	Between 1-3 years $'000	Between 3-5 years $'000	More than 5 years $'000
Long-term loans (including interest)	111,693	111,693	-	-	-
Purchase obligations – contracted capital expenditure [1]	2,755	2,755	-	-	-
Environmental rehabilitation, reclamation and closure costs[2]	43,408	-	10,873	-	32,535
Total contractual cash obligations	**157,856**	**114,448**	**10,873**	**-**	**32,535**

5G. SAFE HARBOR

See "Special Note regarding Forward-Looking Statements."

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[1] Represents planned capital expenditure for which contractual obligations exist.

[2] Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The gross estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D.:"Property, Plant and Equipment" and Note 19 "Provision for environmental rehabilitation, reclamation and closure costs" to our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2007, and June 30, 2006 our board consisted of six directors.

In accordance with JSE listing requirements and our Articles of Association, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholders' meeting. Additionally, all directors are subject to election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.

The address of each of our Executive Directors and Non-Executive Directors is the address of our principal executive offices.

Executive Director

John William Cornelius Sayers (61) Chief Executive Officer. Mr. J.W.C. Sayers was appointed as Chief Financial Officer on September 5, 2005. He has almost 40 years' financial experience, most recently as Financial Director of Nampak Limited, from 1996 to 2004, and as Financial Director of Altron Limited, from 1989 to 1996, with a Bachelor of Science (Hons) degree in Econometrics and Statistics. Mr. J.W.C. Sayers qualified as a chartered accountant in both England and South Africa. Mr. J.W.C. Sayers was also a Non-Executive Director of Emperor Mines Limited, but resigned on November 1, 2007. On December 11, 2006, Mr. J.W.C. Sayers was appointed as Chief Executive Officer with effect from January 1, 2007.

Non-Executive Directors

Geoffrey Charles Campbell (46). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on a gold mine in Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager's Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch investment Managers. Mr. G.C. Campbell is Managing Director of Boatlaunch Limited and a director of Oxford Abstracts. On June 26, 2006, he was appointed Non-Executive Chairman of Emperor Mines Limited. He resigned as Non-Executive Chairman of Emperor Mines Limited on November 1, 2007, but remains a Non-Executive Director.

Robert Peter Hume (67). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has forty two years' experience in the auditing field of which the last eighteen years were spent as a partner in the East London (South Africa) office of KPMG. Since retirement in 1999, he has spent seven years as an investment manager at Sasfin Frankel Pollak in East London. Mr. R.P. Hume is also a director of King Consolidated Holdings Limited.

Douglas John Meldrum Blackmur (63). Professor D.J.M. Blackmur was appointed as a Non-Executive Director in October 2003. He holds a PhD in industrial relations from the University of Queensland and has a career which spans more than 35 years, primarily in the fields of management, corporate governance and research. He currently holds the position of Professor Extraordinary at the University of the Western Cape.

James Turk (60). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of G.M. Network Limited (GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in 1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now J.P. Morgan Chase) he joined RTB, Inc., the private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority. Since resigning from this position in 1987, he has written extensively on money and banking.

Edmund Jeneker (45). Mr. E.A. Jeneker was appointed a Non-Executive Director on November 1, 2007. He is a trained accountant and over the past 10 years specialized in business strategy and general management. He is the General Manager Western Province of ABSA Bank. Prior to joining ABSA Bank he was the Western Cape Regional Manager at Deloitte and Touche Chartered Accountants, where he was responsible for International trade and Investments in the Tax Division. He also headed up the World Bank Competitiveness Fund in the Western and Eastern Cape and was Financial Controller: Corporate Finance at Mercantile and General.

Alternate-Director

Jacob Hendrik Dissel (49) Acting Chief Financial Officer. Mr. J.H. Dissel holds a B.Comm Honors degree and joined the Company as Group Financial Manager in October 1999 from Anglo Gold, where he was financial manager responsible for financial systems. He has 23 years' experience in the mining industry. Mr. J.H. Dissel was appointed as acting Chief Financial Officer with effect from January 1, 2007.

Senior Management - Corporate

Themba John Gwebu (43) Group Council, Company Secretary and Compliance Officer. Mr. T.J. Gwebu (B Juris, LLB, LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He was appointed to his current position of Company Secretary in April 2005 and Group Legal Council and Compliance Officer on January 1, 2007.

Amanda Roxanne Hoosen (29) Manager Internal Audit and Compliance. Ms. A.R. Hoosen joined the Company in her current position in October 2004. She is a graduate in accounting and international business from Drexel University in the United States, and a Certified Public Accountant. She was previously employed in the United States by Cox Enterprises Incorporated and Ernst and Young, LLP.

Andrew Norman Weir (43) Group Strategic Manager Human Resources. Mr. A.N. Weir holds a B.Soc.Sci degree and a diploma in advanced labor law, and he has also completed a Management Development Program, or MDP. He was appointed a director of DRDGOLD SA in January 2006 and resigned on September 29, 2007. Mr. A.N. Weir has 19 years' experience in the mining industry.

Mark Craig Munroe (38) Chief Executive Officer DRDGOLD Capital Limited. Mr. M.C. Munroe joined the Company in 2002 and was appointed General Manager at Blyvoor in September 2004. Prior to this he was Manager New Business and Growth Projects. A B.Comm graduate, Mr. M.C. Munroe holds a National Diploma and a National Higher Diploma in Metalliferous Mining. He obtained his Mine Manager's Certificate of Competency in 1999. He has 21 years' experience in the mining industry. He was appointed Chief Executive Officer of DRDGOLD Capital Limited in July 2006.

Senior Management - South Africa

Craig Clinton Barnes (37) Chief Financial Officer: DRDGOLD SA. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial Accountant. A Chartered Accountant, he has a B.Comm degree from the University of the Witwatersrand, or Wits University, and a B.Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over ten years' financial experience. He was appointed as Chief Financial Officer of DRDGOLD SA in July 2006.

Manuel Da Silva (37) General Manager: ERPM. Mr. M. Da Silva is a BSc (Mining engineering) graduate of Wits University and obtained his Mine Manager's Certificate in 1995. He joined the Company as Production Manager at Blyvoor in 2002 and was appointed to his current position in August 2005. He has 15 years' experience in the mining industry.

Henry Gouws (38) General Manager: Crown. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a National Higher Diploma in Extraction Metallurgy in 1991. He completed an MDP in 2003 through Unisa School of Business Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He has 19 years' experience in the mining industry.

Kevin Peter Kruger (39) Regional Engineering Manager and Environmental Manager: DRDGOLD SA. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from Wits University and joined the Company in 1994. Previously Engineering Manager at the Company's North West Operations, he was appointed to his current position in April 2005.

Louis Charles Lamsley (59) Chief Operating Officer: DRDGOLD SA. Mr. L.C. Lamsley who has a National Diploma in Metalliferous Mining and a Mine Manager's Certificate of Competency, was appointed to his current position in January 2006. He has 34 years' experience in the gold mining industry, 26 years of which have been spent in management.

Hurwa Ben Nyirenda (44) Head of New Business: DRDGOLD SA. Mr. H.B. Nyirenda joined the Company as Technical Services Manager at Blyvoor in May 2004, transferring to the company's North West Operations as Production Manager in October 2004. He has been the Head of New Business for DRDGOLD SA since January 2006. A graduate of the Camborne School of Mines, England, he holds a BSc (Hons) in Mining Engineering, an MSc in Mining Engineering from the Wits University and an MBA from the Wits Business School. A registered professional engineer with ECSA since 1998, he obtained his mine Manager's certificate in 1995. He has 26 years' experience in the mining industry, in both gold and diamond sectors. He has also worked in the field of financial management.

Daniel Johannes Pretorius (40) Chief Executive Officer: DRDGOLD SA. Mr. D.J. Pretorius who holds a B.Proc, LLB degree was appointed Group Legal counsel for the Company in February 2003. He has 14 years' of experience in the mining industry. He was appointed as Chief Executive Officer of DRDGOLD SA in July 2006 and is also a director of Rand Refinery Limited.

Cornelius Russouw (49) General Manager: Blyvoor. Mr. C. Russouw became General Manager at Blyvoor in September 2006. He was previously Mine Manager at Harmony Gold Mining Company Limited's Virginia Operations and has held various mining-related positions within Harmony and GenGold/Gold Fields. During a career spanning 26 years, he has a B Tech degree in mining engineering, a national diploma in Metalliferous Mining and a National higher diploma in Metalliferous Mining.

Wayne Swanepoel (44) Regional Human Resources Manager: DRDGOLD SA. Mr. W. Swanepoel was appointed to his current position on April 1, 2005. Previously, he was Human Resources Manager at Crown and Senior Human Resources Manager at Rand Mines' Duvha Opencast Colliery. He holds a BA degree from Rhodes University and has completed an MDP in Labor Relations, both at the Unisa's School of Business Leadership, and an advanced diploma in Labor Law at the University of Johannesburg. He has 17 years' experience in the mining industry.

Charles Methley Symons (53) Regional Manager Projects: Crown and ERPM. Mr. C.M. Symons was appointed General Manager Crown in 1997 and to his current position in January 2006. He holds a Masters degree in Business Leadership and a B.Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy.

Philip Tshiloane (40). General Manager Exploration and Prospecting: DRDGOLD SA. Mr. P.P. Tshiloane joined the Company on April 2, 2007. His previous experience covers virtually the complete spectrum of the South African resource industry from mining and marketing to new business development and project management. After completing a BSc (Mining Engineering) at Wits University, he rose steadily through the mining ranks at various gold, coal and platinum mines.

Phillip Watters (51) General Manager Projects: DRDGOLD SA. Mr. P. Watters joined the Company in 2002 and took up his current position on August 1, 2005. He was previously General Manager ERPM. Mr. P. Watters, who obtained a Mine Manager's certificate in May 2004, has a total of 31 years experience in mining, 23 years of which were spent with Gold Fields and four with Anglo American. His career includes both production and project management experience.

David Edwin Whittaker (51) Regional Geologist: DRDGOLD SA. Mr. D.E. Whittaker joined the Company in 1996 and took up his current position in April 2005. He has a BSc Honors degree from Luton College of Higher Education, a diploma in mining engineering from the Camborne School of Mines and a graduate diploma in engineering from Wits University. He has 25 years' experience in the mining industry.

Senior Management - Australasia

Patrick Bindon (37) Director Corporate Communications: Emperor. Mr. P. Bindon joined Emperor in 2006 from Placer Dome's Port Moresby office where his role as external affairs coordinator involved managing all media relations and providing high-level political and external affairs advice to management. He obtained a Bachelor's degree in Applied Science in 1991.

Frazer Bourchier (41) General Manager Business Development: Emperor. Mr. F. Bourchier is a qualified mining engineer with Bachelor's and Master's degrees in Applied Science. He has more than 16 years' experience in the gold mining industry, most of which were spent with the Placer Dome Group in Canada, South Africa and Papua New Guinea. Prior to his appointment as General Manager of Emperor's Vatukoula Gold Mine in Fiji in June 2006, he was Mining Manager and alternate General Manager at the Porgera Joint Venture in Papua New Guinea.

Vanessa Chidrawi (36) Corporate Counsel and Company Secretary: Emperor. Ms. V. Chidrawi has a BComm (Legal) degree from Wits University. She was a director and profit-sharing partner in the firm WS van Vuuren Incorporated Attorneys for nearly 10 years, after which she established her own practice. Her experience includes overseeing the firm's High Court litigation practice, international clientele, black economic empowerment consulting, and commercial consulting and drafting. Ms. V. Chidrawi joined Emperor in May 2006 as Corporate Counsel and since has also been appointed Company Secretary.

Bradley Gordon (45) Chief Executive Officer: Emperor. Mr. B. Gordon was appointed to the board of Emperor in April 2006. He has more than 11 years' experience in senior management positions in the gold industry in Australia, Papua New Guinea and Fiji. He was most recently employed as Managing Director of Placer Dome Niugini Limited and prior to that as General Manager of Porgera. Apart from the Porgera operation, he was also responsible for the Misima operation in the country. His experience includes many years in Fiji, where he was employed by Emperor as operations Manager of the Vatukoula Gold Mine and General Manager of Tuvatu Gold Mining Company Limited, a wholly owned subsidiary of Emperor. Mr. B. Gordon has a Bachelor's degree in Engineering and an MBA.

Brendan Gill (46). Chief Financial Officer: Emperor. Mr. B. Gill is a highly experienced senior Financial Manager. Prior to joining Emperor in June 2007, he held the senior financial positions in the BHP Biliton group of Vice President Finance in the Carbon Steel Materials Division and Chief Financial Officer in the Stainless Steel Materials Division. Mr. B. Gill occupied a number of other senior posts in the group before 2003, including those of Chief Financial Officer of the Nickel Division and of Global Lead Risk Management and Audit.

Malcolm Norris (48) Executive General Manager Exploration: Emperor. Mr. M. Norris joined Emperor as Executive General Manager Exploration on September 1, 2006 from Indophil Resources, where he was General Manager Exploration and Business Development. He previously held senior positions with WMC Resources. A member of the Australasian Institute of Mining and Metallurgy and of the Society of Economic Geologists, he holds BSc Honors (Geology) and MSc degrees.

Bradley Sampson (41) General Manager: Papua New Guinea. Mr. B. Sampson was appointed to his current position in August 2006, with principal responsibility for Tolukuma in Papua New Guinea and for overseeing Emperor's 20% stake in the Porgera Joint Venture, also in Papua New Guinea. He was previously General Manger at Gold Fields Limited's St Ives Mine in Western Australia and Kloof operation in South Africa, and has also held positions with Anglo American, Ross Mining NL and Comalco. A member of the Australian Institute of Company Directors and the Australian Institute of Mining and Metallurgy, he holds Bachelor of Engineering and Master of Business Administration degrees.

John Wallace (59) General Manager Human Resources: Emperor. Mr. J. Wallace has over 20 years' experience in the mining industry, primarily in the South Pacific region with extended periods working in human resources at Misima, Ok Tedi and Lihir in Papua New Guinea; Kaltim Prima Coal in Indonesia; and Gold Ridge in the Solomon Islands. He has extensive knowledge of the working conditions and requirements in these regions.

Changes in our Board of Directors and Executive Officers

The following changes occurred in our board of directors and executive officers from July 1, 2006 to November 30, 2007.

Appointments	Title	Date
J.W.C. Sayers[1]	Chief Executive Officer	January 1, 2007
J.H. Dissel	Acting Chief Financial Officer and Alternate Director	January 1, 2007
D.J. Pretorius	Alternate Director	November 3,2006
E.A. Jeneker	Independent Non-Executive Director	November 1, 2007

Resignations	Title	Date
M.M. Wellesley-Wood	Chief Executive Officer	December 31, 2006
D.J. Pretorius	Alternate Director	December 31, 2006

Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors:

Director	Title	Year first appointed	Term of current office
J.W.C. Sayers	Chief Executive Officer	2005[2]	2 years
G.C. Campbell	Non-Executive Director	2002	2 years
R.P. Hume	Non-Executive Director	2001	2 years
D.J.M. Blackmur	Non-Executive Director	2003	2 years
J. Turk	Non-Executive Director	2004	2 years
J.H.Dissel	Acting Chief Financial Officer	2007	-
E.A. Jeneker	Non-Executive Director	2007	2 years

There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.

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[1] Mr. J.W.C. Sayers has been appointed as Chief Executive Officer with effect from January 1, 2007 after the resignation of Mr. M.M. Wellesley-Wood with effect from the same date. Mr. J.H. Dissel succeeded Mr. J.W.C. Sayers as Chief Financial Officer, in an acting capacity with effect from January 1, 2007.

[2] Appointed Chief Executive Officer with effect from January 1, 2007.

6B. COMPENSATION

Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid for the year ended June 30, 2007 was R17.1 million ($2.4 million). Non-Executive Directors receive a basic fee of $30,000 per annum, subcommittee fees of $2,000 per annum for each subcommittee of which they are a member and an additional $2,000 per annum for each subcommittee of which they are chairperson.

The following table sets forth the compensation for our directors for the year ended June 30, 2007:

Directors	Basic salary/fees ($'000)	End of contract payment ($'000)	Retirement fund contributions/ bonus/restraint of trade/expenses ($'000)	Total ($'000)	Share option scheme gains ($'000)
Executive					
M.M. Wellesley-Wood[1]	354	264	520	1,138	-
JWC Sayers	395	-	78	473	-
Subtotal...	**749**	**264**	**598**	**1,611**	**-**
Non-Executive					
G.C. Campbell..	286	-	35	321	-
R. Hume..	36	-	18	54	-
D.J.M. Blackmur	48	-	26	74	-
J Turk	33	-	19	52	-
Subtotal...	**403**	**-**	**98**	**501**	**-**
Alternates					
J.H. Dissel..	131	-	9	140	**-**
D.J. Pretorius	55	-	60	115	**-**
Subtotal...	**186**	**-**	**69**	**255**	**-**
Total	**1,338**	**264**	**765**	**2,367**	**-**

See also Item 6E "Share Ownership" for details of share options held by directors.

Compensation of senior management

Our senior management comprises its executive directors and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than Executive and Non-Executive Directors. However, the aggregate compensation paid to executive officers, excluding compensation paid to Executive Directors, in fiscal 2007 was $5.2 million (fiscal 2006: $5.4 million), representing 25 executive officers in fiscal 2007 and 31 executive officers in fiscal 2006.

Bonuses or incentives are paid based upon performance against predetermined key performance indicators. Should an executive director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a bonus of up to 50% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration and Nominations Committee.

Service Agreements

Service contracts negotiated with each executive and Non-Executive Director incorporate their terms and conditions of employment and are approved by our Remuneration and Nominations Committee.

The Company's executive directors, Mr. M.M. Wellesley-Wood (retired December 31, 2006) and Mr. J.W.C. Sayers, entered into agreements of employment with us, DRDGOLD SA and DRD (Isle of Man) on December 1, 2005 and January 1, 2007 respectively. These agreements regulate the employment relationship with Messrs. M.M. Wellesley-Wood and J.W.C. Sayers. Separate agreements of employment were entered into with us and DRD (Isle of Man) to reflect the proportionate distribution of time and effort which they apply between our South African and Australasian operations. Mr. Wellesley-Wood's DRD (Isle of Man) contract was transferred to DRD (Offshore) with effect from July 1, 2006.

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[1] Retired December 31, 2006.

Mr. M.M. Wellesley-Wood received from DRDGOLD SA a consulting fee of R0.5 million ($0.1 million), and an all-inclusive remuneration package from DRD (Offshore) of $270,000 per annum (payable in pounds sterling). He was also eligible, under this agreement, to receive an incentive bonus of up to 50% of his annual remuneration package in respect of each of two bonus cycles of 6 months each, over the duration of his appointment, on condition that he achieved certain agreed key performance indicators. Mr. M.M. Wellesley-Wood's agreements also provided that he would receive a total of up to 500,000 of our ordinary shares in two equal tranches at intervals of 6 months over the duration of his agreements of employment. In terms of a JSE listing requirement, these allotments were subject to approval by shareholders. We subsequently decided, and Mr. M.M. Wellesley-Wood agreed, that we would not seek the consent of our shareholders and that he would not be issued these shares. An alternate means of achieving the objective of the retention incentive was implemented through the payment of a bonus. Mr. M.M. Wellesley-Wood became entitled to an amount of R1.9 million ($0.3 million) on the expiry of his agreement on November 30, 2006, which was equal to half his remuneration package calculated on the basis of the remuneration package on the date of termination of employment. Mr. M.M. Wellesley-Wood's contract was not renewed and he retired on December 31, 2006.

Mr. J.W.C. Sayers receives from us an all-inclusive remuneration package of R3.5 million ($0.5 million) per annum. Mr. J.W.C. Sayers is eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration of his appointment, on condition that he achieves certain key performance indicators.

Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us, or DRD (Offshore) in the case of our executive officers, except where terminated as a result of certain action on the part of the director, or upon the director reaching a certain age, or by the director upon the occurrence of a change of control of us. A termination of a director's employment upon the occurrence of a change of control of us is referred to as an "eligible termination." Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than four years salary or fees, depending on the period of time that the director has been employed. Upon an eligible termination, all options held by the director under our share option scheme become exercisable by the director at any time prior to the closing of the transaction involving a change of control or, in certain circumstances in the case of executive directors, during the thirty day period following the closing of such a transaction. Additionally, upon an eligible termination, the executive directors become entitled to any of the shares granted to such executive director that have not yet vested, subject to shareholder approval. Moreover, the Board of Directors may, at its discretion, accelerate the issuance of shares granted to the executive directors that are scheduled to vest following the expiration of the agreement in the event that the agreement automatically terminates and is not extended or replaced by another agreement with the executive director. Non-Executive Directors receive an annual share allocation to the value of 60% of the fees the individual directors received during 12 months preceding the allocation.

Messrs. G.C. Campbell, R.P. Hume, D.J.M. Blackmur, J. Turk and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2007, September 30, 2008, October 31, 2007, October 31, 2008, and November 30, 2009 respectively. After their two year period, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice.

6C. BOARD PRACTICES

Board of Directors

As at November 1, 2007, the board of directors comprises one Executive Director (Mr. J.W.C. Sayers), and an Alternate Director (Mr. J.H. Dissel) for Mr. J.W.C. Sayers and five Non-Executive Directors (Messrs. G.C. Campbell, D.J.M. Blackmur, R.P. Hume, J. Turk and E.A. Jeneker). The Non-Executive Directors are independent under the Nasdaq requirements and the South African King II Report, with the exception of Mr. J. Turk, by virtue of his directorship of G.M. Network Limited (GoldMoney.com), the holding company of Net-Gold Services Limited in which we have a 50.25% interest.

In accordance with the King II Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. J.W.C. Sayers is the Chief Executive Officer and Mr. J.H. Dissel is the Acting Chief Financial Officer. Professor D.J.M. Blackmur was appointed senior independent Non-Executive Director. The board has established a nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the Nasdaq rules a majority of independent directors will select or recommend director nominees.

The board's main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company's strategic objectives and to ensure that the necessary financial and other resources are made available to management to enable them to meet those objectives. The board retains full and effective control over the Company, meeting on a quarterly basis with additional ad hoc meetings being arranged when necessary, to review strategy and planning and operational and financial performance. The board further authorizes acquisitions and disposals, major capital expenditure, stakeholder communication and other material matters reserved for its consideration and decision under its terms of reference. The board also approves the annual budgets for the various operational units.

The board is responsible for monitoring the activities of executive management within the Company and ensuring that decisions on material matters are referred to the board. The board approves all the terms of reference for the various subcommittees of the board, including special committees tasked to deal with specific issues. Only the executive directors are involved with the day-to-day management of the Company.

To assist new directors, an induction program has been established by the Company, which includes background materials, meetings with senior management, presentations by the Company's advisors and site visits. The directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Remuneration and Nominations Committee formally evaluates the executive directors and the alternate directors on an annual basis, based on objective criteria.

All directors, in accordance with the Company's Articles of Association, are subject to retirement by rotation and re-election by shareholders. In addition, all directors are subject to election by shareholders at the first annual general meeting following their appointment by directors. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

All directors have access to the advice and services of the Company Secretary, who is responsible to the board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of the Company at the Company's expense, should they believe that course of action would be in the best interest of the Company.

Two of the Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) have share options under the Company's share option scheme, but we do not believe that this interferes with their independence. Since December 2004, neither the Executive Directors, nor the Non-Executive Directors were issued new share options. See Item 6A.: "Directors, Senior Management and Employees" and Item 6E.: "Share ownership".

Board meetings are held quarterly in South Africa. The structure and timing of the Company's board meetings, which are scheduled over 2 or 3 days, allows adequate time for the Non-Executive Directors to interact without the presence of the executive directors. The board meetings include the meeting of the Risk Committee, Audit Committee and Remuneration and Nominations Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive Directors who provide a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

The board sets the standards and values of the Company and much of this has been embodied in the Company's Code of Ethics and Conduct, a copy of which is available on our website at www.drdgold.com. The Code of Ethics and Conduct applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with Section 406 of the US Sarbanes-Oxley Act of 2002, the related US securities laws and the Nasdaq rules. The Code contains provisions under which employees can report violations of Company policy or any applicable law, rule or regulation, including US securities laws.

Executive Committees

Two Executive Committees have been established. An Executive Committee for the Australasian operations and an Executive Committee for the South African operations. As at November 30, 2007, the Australasian Executive Committee consisted of Mr. B. Gordon (Chairman), Mr. B. Gill, Mr. B. Sampson, Mr. F. Bourchier, Mr. M. Norris, Ms. V. Chidrawi, Mr. P. Bindon and Mr. J. Wallace. The South African operations Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. C.C. Barnes, Mr. J.H. Dissel, Mr. T.J. Gwebu, Mr. H.B. Nyirenda, Mr. K.P. Kruger, Mr. L.C. Lamsley, Mr. J.W.C. Sayers, Mr. A.N. Weir, Mr. C.M. Symons and Mr. R.P. Tshiloane.

The Executive Committees meet on a bi-weekly basis to review current operations in detail, develop strategy and policy proposals for consideration by the board of directors, implement its directives and consider disclosure controls and procedures. Members of the Executive Committees, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached.

Board Committees

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process. Each committee acts within written terms of reference which have been approved by the board and under which specific functions of the board are delegated. The terms of reference for all committees can be obtained by application to the Company Secretary at the Company's registered office. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration for Non-Executive Directors for their services on the committees concerned is determined by the board. Currently this is in the case of each committee: chairperson $4,000 per annum; members $2,000 per annum. The committees are subject to regular evaluation by the board with respect to their performance and effectiveness.

The following information reflects the composition and activities of these committees.

Committees of the Board of Directors

Remuneration and Nominations Committee

The Remuneration and Nominations Committee consists of Professor D.J.M. Blackmur (Chairman), Mr. G.C. Campbell and Mr. R.P. Hume.

The Remuneration and Nominations Committee, which is comprised of Non-Executive Directors, has been appointed by the board of directors. The committee meets quarterly, but may meet more often on an ad hoc basis if required. The Remuneration and Nominations Committee is governed by its terms of reference and is responsible for approving the remuneration policies of the Company, the terms and conditions of employment, and the eligibility and performance measures of the DRDGOLD (1996) Share Option Scheme applicable to executive directors and senior management.

The committee's objective is to evaluate and recommend to the board competitive packages which will attract and retain executives of the highest caliber and encourage and reward superior performance. The committee also aims to ensure that criteria are in place to measure individual performance. The committee approves the performance-based bonuses of the executive directors based on such criteria. The General Manager Human Resources provides the committee with access to comparative industry surveys, which assist in formulating remuneration policies. As and when required the committee may also engage the services of independent consultants to evaluate and review remuneration policies and related issues and brief members on pertinent issues. The committee has in the past year engaged the services of such consultants to review the employment contracts of the executive directors.

The remuneration policy, relating to the remuneration of directors and senior executives, is based on a reward system comprising four principal elements:

- Basic remuneration, as benchmarked against industry norms;
- Bonuses or incentives, which are measured against agreed outcomes or Key Performance Indicators, or KPIs;
- Short-term rewards for exceptional performance; and
- Long-term retention of key employees based on scarcity of skill and strategic value, using share options granted under the DRDGOLD (1996) Share Option Scheme or shares for the Executive Directors.

A copy of the policy is available by application to the Company Secretary at the Company's registered office.

Audit and Risk Committees

On February 11, 2005, the Audit and Risk Committees started conducting joint meetings in respect of the quarterly meetings. The members meet and the business of each committee is handled in joint deliberations taking place on the issues raised. The Audit Committee is chaired by Mr. R.P. Hume and the Risk Committee by Professor D.J.M. Blackmur. The reason for the joint sittings is that there is a great deal of overlap between the financial risks discussed at Audit Committee level and at Risk Committee level. The joint sittings of the Committees bring about better disclosure and ensure that the Company conforms more closely to the process prescribed by the US Sarbanes-Oxley Act of 2002.

Audit Committee

As at June 30, 2007, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. G.C. Campbell and Professor D.J.M. Blackmur.

The Audit Committee is comprised solely of Non-Executive Directors, all of whom are independent. The primary responsibilities of the Audit Committee, as set out in the Audit Committee charter, is to assist the board in carrying out its duties relating to accounting policies, internal financial control, financial reporting practices and the preparation of accurate financial reporting and financial statements in compliance with all applicable legal requirements and accounting standards. A copy of the charter is available by application to the Company Secretary at the Company's registered office.

The Audit Committee meets quarterly with the external auditors, the Company's internal audit practitioner, the Acting Chief Financial Officer and the Internal Audit and Compliance Manager to review the audit plans of the internal auditors, to ascertain the extent to which the scope of the internal audits can be relied upon to detect weaknesses in the internal controls and to review the annual and interim financial statements prior to approval by the board. The Audit Committee reviews our annual results, the effectiveness of our system of internal financial controls, internal audit procedures and legal and regulatory compliance. The committee also reviews the scope of work carried out by our internal auditors and holds regular discussions with the external auditors and internal auditors.

The committee appoints, re-appoints and removes the external auditors and approves the remuneration and terms of engagement of the external auditors. The committee is required to pre-approve, and has pre-approved, non-audit services provided by our external auditors. The Company's external audit function is currently being undertaken by KPMG Inc.

The Company's internal and external auditors have unrestricted access to the chairman of the Audit Committee and, where necessary, to the Chairman of the board and Chief Executive Officer. All important findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.

Risk Committee

As at June 30, 2007, the Risk Committee consisted of Professor D.J.M Blackmur (Chairman) and Mr. J. Turk.

The Risk Committee was established in January 2004, with a non-executive chairman. Its overall objective is to assist the board in its duties relating to risk management and control responsibilities, assurance issues, health, safety and environmental compliance, and the monitoring and reporting of all these matters. The Risk Committee facilitates communication between the board, the Audit Committee, internal auditors and other parties engaged in risk management activities. The terms of reference of the Risk Committee can be obtained by application to the Company Secretary at the Company's registered office.

The Risk Committee's role is to ensure that:
- an effective risk management program is implemented and maintained;
- risk management awareness is promoted amongst all employees;
- risk programs (financing/insurance) adequately protect the Company against catastrophic risks;
- regular risk assessments are conducted;
- total cost of risk in the long term is reduced;
- the protection of the Group's assets is promoted throughout the Group;
- the health and safety and well being of all stakeholders is improved; and
- the Company's activities are carried out in such a way so as to ensure the safety and health of employees.

The Risk Committee meets quarterly and reports to the board. Additional ad hoc meetings may be arranged as and when required. Certain members of executive management are occasionally invited to attend Risk Committee meetings, such as the Acting Chief Financial Officer, Internal Audit and Compliance Manager, the Group Risk Manager, the Group Financial Manager, the Operational Managers, the Group Legal Counsel, the manager responsible for safety, health and environment and the General Manager Assets and Commercial.

Following the release of the King II Report, in South Africa, containing minimum practices to be adopted, we have formulated a risk corporate governance structure, which has been approved by the board.

The system to manage risk involves all significant business and operational risks which could undermine the achievement of business objectives and undermine the preservation of shareholders values. The significant risks facing the Group including those at operations have been identified and have been included in Item 3D.: "Risk factors." Individuals have been appointed to address each risk and the results thereof are reviewed by senior management through regular risk meetings. The aim of the internal control systems is for management to provide reasonable assurance that the objectives will be met. In addition to the above initiatives the Group also employs third party consultants to benchmark our operations against other mining operations throughout South Africa and more than 300 different mining companies worldwide.

An important aspect of risk management is the transfer of risk to third parties to protect the Company from any major disaster. We have embarked on a program to ensure that our major assets and potential business interruption and liability claims are covered by group insurance policies that encompass our operations world-wide. The majority of the cover is through reputable insurance companies in London and Europe and the insurance programs are renewed on an annual basis. A cell captive has been established to enable further reduction in annual insurance premiums. An insurance company, Fortis Limited, has been established to provide workers compensation insurance to Tolukuma in Papua New Guinea.

6D. EMPLOYEES

Employees

The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:

	Year ended June 30		
	2007	**2006**	**2005**
South Africa	7,971	7,740	3,481
Australasia	769	2,653	824
Total	8,740	10,393	4,305

The total number of employees at June 30, 2007, of 8,740 comprises 1,541 contractors and 7,199 employees who are directly employed by us and our wholly-owned Group companies. As of November 30, 2007, we had 8,022 employees. The decrease in the number of employees in fiscal 2007 is mainly due to the closure of the Vatukoula mine in Fiji.

As of June 30, 2007, the breakdown of our employees (excluding Porgera) by main categories of activity was as follows (2005 excludes Porgera, Emperor, Crown and ERPM):

	Year ended June 30,		
Category of Activity	**2007**	**2006**	**2005**
Mining - Our Employees	3,953	5,286	2,317
Mining – Contractors	1,541	1,397	676
Engineering	1,841	1,854	586
Metallurgy	697	944	322
Mineral Resources	269	442	162
Administration	236	280	124
Environmental	54	43	36
Human Resources	87	65	43
Medical	13	24	9
Safety	49	58	30
Total	8,740	10,393	4,305

Labor Relations

As at June 30, 2007, we employed and contracted 7,971 people in South Africa, 755 in Papua New Guinea and 14 in Australia. Approximately 70% of South African employees are members of trade unions or employee associations. Workers at Blyvoor embarked on an illegal work stoppage at the beginning of the night shift on February 13, 2007. The illegal work stoppage was believed to be related to worker concerns regarding the calculation of leave pay and to a demand by rock drill operators for a 40% wage increase. The striking workers failed to respond to a court order served on February 14, 2007, prohibiting them from continuing with their illegal industrial action and to a management ultimatum issued on February 15, 2007, for them to return to work or face disciplinary action. Approximately 90% of the workers at Blyvoor returned to work at the start of the night shift on February 18, 2007 and on February 19, 2007. Workers at Blyvoor embarked on illegal strike action for the second time in two weeks at the start of the night shift on February 27, 2007 and returned to work at the start of the night shift February 28, 2007. There were no other material incidents of industrial action or labor unrest at our operations during fiscal 2007

South Africa's labor relations environment remains a platform for social reform, while the political transitions that have taken place in the country have reduced the impact of organized labor on political transformation. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD/NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a DRDGOLD SA level, while operations level forums continue to deal with local matters. For Blyvoor, a two-year agreement (effective from July 1, 2007) with NUM, UASA and Solidarity was signed on October 31, 2007. This agreement will result in effective wage increases of 9.5% and 7.5% for fiscal 2008 and fiscal 2009, respectively. Similarly, two new wage agreements (effective from October 1, 2007) have been signed for Crown and ERPM. These agreements will result in effective wage increases of 9.6% and 9.3% for Crown in fiscal 2008 and fiscal 2009, respectively, and in effective wage increases of 14.2% and 10.8% for ERPM in fiscal 2008 and fiscal 2009, respectively.

By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations, a severance package of not less than one week's remuneration for every completed year of service. In the aforementioned agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-financial items and incentive payments (which are deemed part of remuneration), and an additional one week benefit based on basic pay.

Tolukuma in Papua New Guinea is not unionized, however, labor relations and the relationship with the surrounding communities are maintained by way of worker consultative committees and a community forum lead by the Community Relations Manager.

AIDS represents a very serious threat to us and the gold mining industry as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present, although it is roughly estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the South African industry is currently approximately 35% to 40%. We have several AIDS awareness campaigns in place at our operations.

Blyvoor has contracted Anglo Gold Health Services to provide all health care services, including a wellness program, which treats AIDS related illnesses, provides counseling on healthy life styles and monitors the progression of the HIV virus.

Safety statistics

Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following 2007 overall statistics for our managed mines (including Emperor, but excluding Porgera) are reflected below (2006 statistics excludes Porgera and Emperor):

(Per million man hours)	Year ended June 30,	
	2007	**2006**
Lost time injury frequency rate (LTIFR)[1]	10.25	6.32
Reportable incidence[1]	5.30	3.52
Fatalities	0.34	0.23
Number of fatalities (average per month)	0.75	0.58

6E. SHARE OWNERSHIP

As of November 30, 2007, options to purchase ordinary shares held by directors were as follows:

Directors	Options at June 30, 2006	Options granted during the period	Average Exercise price (R)	Options exercised during the year	Average Exercise Price (R)	Options lapsed during the year	Options at November 30, 2007	Expiration Dates[2]
Non-Executive								
G.C. Campbell	57,994	-	-	-	-	-	57,994	3/20/2012-6/17/2015
R.P. Hume	77,907	-	-	-	-	-	77,907	10/1/2011-6/17/2015
Alternate Director								
J.H. Dissel	367,111	64,700	9.08	-	-	-	431,811	3/20/2012-10/30/2016

Each option is representative of a right to acquire one ordinary share at a predetermined exercise price.

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[1] Calculated as follows: Actual number of instances divided by the total number of man hours worked multiplied by one million.
[2] Certain Directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.

Closed periods apply to share trading by directors and other employees, whenever certain employees of the Company become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, quarterly results etc., which is not in the public domain. When these employees have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of quarterly results the embargo is group-wide.

Under the listings requirements of the JSE, we are not required to disclose, and we do not otherwise disclose or ascertain, share ownership of individual executive officers in our share capital. However, to the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed one percent of the Company's issued ordinary share capital. For details of share ownership of directors see Item 7A.: "Major Shareholders."

DRDGOLD (1996) Share Option Scheme, or the Scheme

We operate a securities option plan as an incentive tool for our Executive Directors, Non-Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company's performance. In terms of the Scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 2% of our issued share capital at that time. As at November 30, 2007, the number of issued and exercisable share options is approximately 4.4% of the issued ordinary share capital, which is within the National Association of Pension Funds (United Kingdom) international accepted guideline of 3 to 5% for such schemes. In addition, the participants in the Scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.

The price at which an option may be exercised is the lowest seven day trading average of the closing market prices of an ordinary share on the JSE, as confirmed by our directors, during the three months preceding the day on which the employee is granted the option. Each option remains in force for ten years after the date of grant, subject to the terms of the option plan. Options granted under the plan vest at the discretion of our directors, but primarily according to the following schedule over a maximum of a three year period:

Percentage vested in each period	Period after the original date of the option grant
25%	6 months
25%	1 year
25%	2 years
25%	3 years

Any options not exercised within ten years from the original date of the option grant will expire and may not thereafter be exercised. The previous bi-annual allocation of options was changed in April 2006 to an annual allocation.

Options to purchase a total of 16,254,774 ordinary shares were outstanding on June 30, 2007, of which options to purchase 12,163,058 ordinary shares were currently exercisable. In fiscal 2007, a total of 105 employees participated in the Scheme including Executive Directors, Non-Executive Directors and other senior employees. Since December 2004, neither the Executive Directors, nor the Non-Executive Directors were issued new share options. The outstanding options are exercisable at purchase prices that range from R4.52 to R36.08 per share and expire ten years from the date of issue to the participants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

As of November 30, 2007, our issued capital consisted of:

- 376,141,981 ordinary shares of no par value; and
- 5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of November 30, 2007:

- there were 6,855 record holders of our ordinary shares in South Africa, who held approximately 59,613,935 or approximately 15.8% of our ordinary shares;
- there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
- there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADR program; and
- there were 1,011 record holders of our ADRs in the United States, who held approximately 264,020,412 (26,402,041 ADRs) or approximately 70.2% of our ordinary shares.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 30, 2007 by:

- each of our directors; and
- any person whom the directors are aware of as at November 30, 2007 who is interested directly or indirectly in 5% or more of our ordinary shares.

Holder	Shares Beneficially Owned	
	Number	Percent
M. M. Wellesley-Wood	*	
J.W.C. Sayers	*	
J. Turk	*	
G.C. Campbell	*	
R.P. Hume	*	
D.J.M. Blackmur	*	
Soges Fiducem SA (Brussels)	23,618,531	6.3%
Bank of New York ADRs	264,020,412	70.2%
101 Barclay Street		
New York, NY 10011		

* Indicates share ownership of less than 1% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of November 30, 2007, are treated as outstanding for computing the percentage of any other person. As of November 30, 2007, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 70.2% of our issued ordinary shares through our ADR program and Soges Fiducem SA which holds 6.3%. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa.

Cumulative Preference Shares

Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares. Randgold's address is 28 Harrison Street, Johannesburg, South Africa.

The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold in September 1997. They will only obtain their potential voting rights once the Argonaut Project becomes an operational gold mine, and dividends accrue to them. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all or substantially all of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. No shareholder has voting rights which differ from the voting rights of any other shareholder. On May 1, 2005, the Argonaut mineral rights reverted to the South African State, in terms of the MPRD Act. On February 6, 2006, a prospecting right covering an area of 969 hectares over part of the Argonaut Project was obtained.

7B.   RELATED PARTY TRANSACTIONS

Rand Refinery agreement

On October 12, 2001, we entered into an agreement with RRL for the refining and sale of all of our gold produced in South Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then sells the gold on the same day as delivery, at the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. For fiscal 2007 this amounted to $0.4 million and $0.3 million and $0.4 million for fiscal 2006 and 2005, respectively. Mr. D.J. Pretorius, CEO of DRDGOLD South African Operations (Pty) Limited, is also a director of RRL and is a member of their audit committee. With the provisional liquidation of Buffelsfontein Gold Mines Limited on March 22, 2005, our 10.6% interest in RRL decreased to our current ownership of 4.1%. RRL is jointly owned by South African gold mining companies.

C. Press loan

During fiscal 2003, Mr. C. Press, a director of Net-Gold Services (Pty) Limited, or Net-Gold, a consolidated subsidiary company, loaned an amount of $24,946 to Net-Gold. This loan was interest free, unsecured and had no fixed terms of repayment. The funds were used for short-term working capital advances. The loan was repaid during fiscal 2007.

Management service agreements

We provide management services for DRDGOLD SA, Blyvoor, Crown, ERPM and DRD (Offshore) under management service agreements entered into with each of them. These services include financial management, gold administration, technical and engineering services, mineral resource services and other management related services. We own a 74% interest in DRDGOLD SA. Blyvoor, Crown and ERPM are wholly-owned subsidiaries of DRDGOLD SA. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.

The management services at Blyvoor, Crown and ERPM are provided exclusively by DRDGOLD SA. DRDGOLD SA's management fee for services performed at Blyvoor was $2.1 million (2006:$1.6 million), Crown $2.1 million (2006:$1.6 million) and ERPM $2.1 million (2006:$1.6 million). Management fees recovered from DRDGOLD SA were $2.8 million (2006:$nil) and DRD (Offshore) were $2.8 million (2006:$4.8 million).

Black Economic Empowerment transaction with Khumo Bathong Holdings (Pty) Limited

On July 6, 2005, we signed a Memorandum of Understanding with KBH, regarding the acquisition by KBH of a 15% stake in the Company's South African operations.

The transaction comprised the exchange of 75% of KBH's 60% stake in Crown, including its wholly-owned subsidiary ERPM, for a 15% indirect interest in our wholly-owned subsidiary, Blyvoor. This would result in KBH's ownership of 15% of the total of our South African operations.

On October 27, 2005, our board of directors approved the extension of our existing black economic empowerment structure with KBH to cover all of our South African assets. The new structure resulted in Khumo Gold acquiring, as a first step, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds a 100% interest in ERPM, Crown and Blyvoor. We retained an 85% interest in DRDGOLD SA.

On November 18, 2005, we subscribed for $4.8 million (R31.8 million) new Khumo Gold preference shares. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million) and subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, $0.4 million (R2.7 million) new preference shares in Crown, $0.6 million (R3.9 million) new preference shares in Blyvoor and an initial 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million). In accordance with the terms of the MOU, Khumo Gold has been granted an option, exercisable over three years, to acquire a further 11% interest in DRDGOLD SA for the payment consideration of $1.4 million (R9.3 million). This further equity tranche will include a 6% stake to be placed in a new, Employee Trust.

On December 11, 2006, Khumo Gold exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005. Khumo Gold acquired from us a further 50,000 ordinary shares in DRDGOLD SA for $0.6 million (R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased by 5% to 20%. In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. Furthermore, Khumo Gold and the employee trust subscribed for $1.6 million (R11.2 million) new preference shares in ERPM, subscribed for $0.2 million (R1.7 million) new preference shares in Crown and subscribed for $0.4 million (R2.7 million) new preference shares in Blyvoor. We financed the transaction by subscribing for a further $1.6 million (R11.4 million) preference shares in Khumo Gold and by extending a loan to the employee trust of $1.9 million (R13.6 million).

Financing and operating assistance package for Emperor

In August 2005, we initiated a financing and operating assistance package to Emperor. This followed a complete review of Emperor's operations.

To assist Emperor with its restructuring plan, we provided a A$10.0 million ($7.6 million) Convertible Loan Facility to Emperor as part of a re-financing package, which included an agreement with ANZ Bank to restructure Emperor's existing debt servicing obligations.

ANZ Bank gave its consent to our granting of the Convertible Loan Facility and the related security. Further the Australian Stock Exchange also granted a waiver of listing rules to permit Emperor to grant such security to us on the terms incorporated in the Convertible Loan Facility.

The Convertible Loan Facility was repayable upon receiving the proceeds expected from the sale of Emperor's interest in the Tuvatu Gold Prospect, or by December 31, 2007 whichever occurred earlier. Emperor had previously announced a conditional sale agreement in relation to the Tuvatu Gold Prospect and expected to receive consideration of approximately A$10.0 million ($7.6 million) on completion of that transaction. On January 25, 2006, Emperor announced that it had not granted a further extension for the sale of the Tuvatu Gold Prospect and the agreement was terminated.

The Convertible Loan Facility was convertible, at our election, into ordinary fully paid shares of Emperor at a conversion price equal to the lower of A$0.30 per Emperor share or the 45 day volume weighted average price of Emperor shares on the Australian Stock Exchange prior to the date of conversion.

On August 29, 2005, the shareholders of Emperor approved the Convertible Loan Facility. We did not participate in the voting.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture for a final cash consideration of $255.0 million, which included interest, and subsequently Emperor retired all its debt facilities.

Sale and purchase agreement with Emperor

On November 16, 2005, we concluded a sale and purchase agreement with Emperor, who held a 100% stake in the Vatukoula mine in Fiji, pursuant to which, on April 6, 2006, Emperor acquired our wholly owned subsidiary, DRD (Isle of Man), which in turn held our PNG assets, comprised of the 20% interest in the Porgera Joint Venture, the 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in PNG. The purchase consideration of $237.3 million was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD (Isle of Man) between October 1, 2005, which was the effective date, and April 6, 2006, the date that the transaction was completed. The purchase consideration was settled by the issue of 751,879,699 new Emperor shares at $0.266 per share (valued at $200.0 million) to DRD (Offshore), a cash consideration of $32.3 million and a short term loan provided by DRD (Offshore) to the value of $5.0 million. The loan is repayable in two installments to DRD (Offshore) on March 30, 2007 and June 30, 2007. The loan attracted interest at LIBOR plus 2% per annum and was entered into on market related terms. Subsequent to June 30, 2006, the board of DRD (Offshore) agreed to convert this loan to equity. After the issue of the new Emperor shares, we held 88.3% of Emperor. Subsequently, our shareholding was diluted to 78.7%, following a number of share issues in which we did not participate.

In addition to these loan facilities in October 2006, we committed to a $10.0 million working capital facility for Emperor. We advanced funds to Emperor under this facility of $2.0 million on October 5, 2006, $5.0 million on November 6, 2006 and $3.0 million on November 27, 2006. The loan bears interest at LIBOR plus 3% per annum and is repayable on December 31, 2007.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture for a final cash consideration of $255.0 million, which included interest on the original purchase price, and subsequently Emperor retired all its debt facilities. On October 22, 2007, we sold our entire interest in Emperor for A$55.9 million ($52.4 million).

Loan to director of Emperor

On June 26, 2006, the Emperor board approved a loan of A$0.4 million ($0.3 million) to Mr. B. Gordon, the Chief Executive Officer of Emperor, to acquire 1,000,000 shares in Emperor. The approval of the loan was subject to approval by shareholders at Emperor's Special General Meeting held in August 2006. The loan was approved by shareholders at this Special General Meeting. The loan is repayable over 5 years, with 25% of any gross bonus paid to Mr. B. Gordon being directed as a loan repayment until such time as the loan is repaid in full. The loan was entered into on an arm's-length basis and on market related terms and bears interest at the ANZ Bank's published bank bill rate plus 1% per annum.

Corporate advisory services

On November 13, 2006, DRDGOLD SA approved a corporate advisory service agreement with Bonami Fraser (Pty) Limited, of which Mr. P W. Judge is a director. Mr. P. W. Judge (corporate adviser to Khumo Gold) through the Richmond Trust has an indirect shareholding of 18.75% in Khumo Gold, which owns 20% of DRDGOLD SA. The agreement provides for a monthly retainer of R85,000 ($11,775), a success fee payable on the successful completion of the Top Star Dump transaction of R275,000 ($38,095) and a success fee payable upon signing of the 11% Khumo Gold option agreement of R475,000 ($65,800). This corporate advisory service agreement has since expired.

Success fee payable to KBH

On November 27, 2006, the company provided the following undertaking to KBH:

(1) that against KBH interacting with the DME at the appropriate level, on behalf of the Company to acquire the licenses and entitlements, below; and
    (a) upon the issuance of an appropriate and valid authority to Blyvoor to treat and dispose of the No. 2 rock dump, that the Company shall pay to KBH a success fee of R0.5 million ($0.1 million); and
    (b) upon the issuance of an appropriate and valid authority to Crown to treat the 3L2 Dump, that the Company shall pay to KBH a success fee of R0.5 million ($0.1 million); and

(2) that in respect of the Top Star Dump and in consideration of:
    (a) Dr. M. P. Ncholo assisting in the completion of the Top Star Dump transaction by obtaining a commitment from Mr. R. M. Godsell, CEO of Anglo Gold Ashanti to sell it to DRDGOLD SA; and
    (b) KBH interacting with the DME and government generally (including the Department of Arts and Culture) to procure the issuance of a mining authorization for the Top Star Dump, and the removal of such administrative hindrances as may otherwise inhibit the mining of the Top Star Dump (e.g. the declaration to bestow heritage status to the site), payable on the granting of the license and the removal of the restriction to mine, the Company shall pay to KBH a success fee of R2.0 million ($0.3 million) payable upon the issuance of an appropriate and valid authority to Crown to mine the Top Star Dump, that is not inhibited by any other administrative conduct.

7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1. Please refer to Item 18.: "Financial Statements."

2. Please refer to Item 18.: "Financial Statements."

3. Please refer to Item 18.: "Financial Statements."

4. The last year of audited financial statements is not older than 15 months.

5. Not applicable.

6. Not applicable.

7. See under Item 4D.: "Property, plant and equipment—Legal Proceedings."

8. Please see Item 10B.: "Memorandum and Articles of Association."

8B.   SIGNIFICANT CHANGES

For a discussion of significant changes that have occurred since June 30, 2007, the date of the last audited financial statements included in this Annual report, please see Note 28 "Subsequent Events" under Item 18.: "Financial Statements," which describes post balance sheet events.

ITEM 9. THE OFFER AND LISTING

9A.   OFFER AND LISTING DETAILS

The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the Nasdaq Capital Market (formerly Nasdaq SmallCap Market).

Year Ended	Price Per Ordinary Share R		Price Per ADS $		Average Daily Trading Volume	
					Ordinary	
	High	Low	High	Low	Share	ADSs
June 30, 2003	49.20	15.60	4.72	2.11	245,634	2,809,445
June 30, 2004	27.75	15.00	4.10	2.20	118,454	4,084,794
June 30, 2005	15.80	4.15	2.66	0.30	136,947	2,440,765
June 30, 2006	12.10	5.60	2.02	0.85	431,319	3,700,024
June 30, 2007	11.50	3.70	1.63	0.54	829,879	308,884

Quarter	Price Per Ordinary Share R		Price Per ADS $		Average Daily Trading Volume	
					Ordinary	
	High	Low	High	Low	Share	ADSs[1]
Q1 July – September 2005	10.25	5.60	1.66	0.85	190,510	2,518,369
Q2 October – December 2005	10.80	7.00	1.55	1.21	395,803	3,098,341
Q3 January – March 2006	12.10	7.80	2.02	1.24	674,570	4,310,914
Q4 April – June 2006	11.70	7.71	1.98	1.11	471,111	4,900,925
Q1 July – September 2006	11.50	8.82	1.63	1.25	504,267	2,329,311
Q2 October – December 2006	10.85	6.11	1.42	0.84	840,975	294,508
Q3 January – March 2007	6.60	3.70	0.94	0.54	1,039,898	388,635
Q4 April – June 2007	6.67	4.40	0.94	0.65	936,548	321,993
Q1 July – September 2007	6.19	3.50	0.88	0.47	1,126,683	234,594

Month Ended	Price Per Ordinary Share R		Price Per ADS $		Average Daily Trading Volume	
					Ordinary	
	High	Low	High	Low	Share	ADSs
May 31, 2007	6.67	5.64	0.94	0.75	1,163,240	291,631
June 30, 2007	6.40	5.21	0.73	0.83	661,989	160,753
July 31, 2007	5.44	4.42	0.67	0.76	779,225	159,353
August 31, 2007	4.75	3.76	0.63	0.53	947,990	201,332
September 30, 2007	6.19	3.95	0.88	0.55	1,769,745	358,019
October 31, 2007	6.05	5.01	1.03	0.74	578,111	270,669
November 30, 2007	6.55	4.85	0.98	0.76	880,709	241,799

The cumulative preference shares are not traded on any exchange.

There have been no significant trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2007, nor have there been any significant trading suspensions with respect to our ADRs on the Nasdaq Capital Market since our listing on that market.

9B. PLAN OF DISTRIBUTION

Not applicable.

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[1] Note that with effect from July 23, 2007, we changed our ADS ratio to reflect one ADS for ten of our ordinary shares.

9C. MARKETS

Nature of Trading Markets

The principal trading market for our equity securities is the JSE and our ADSs that trade on the Nasdaq Capital Market (formerly Nasdaq SmallCap Market) in the form of ADRs under the symbol "DROOY." Our ordinary shares trade on the JSE under the symbol "DUR." Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR) and Brussels Bourse (symbol: DUR) in the form of International Depository Receipts. The ordinary shares also trade on the over the counter markets in Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New York, as depositary. Each ADR represents one ADS. Until July 23, 2007, each ADS represented one of our ordinary shares. Prior to February 2001, our ADSs traded on the Nasdaq National Market.

On January 22, 2007, we received a Nasdaq Staff Deficiency letter indicating that we failed to comply with the $1.00 per share Minimum Bid Price Requirement, or the MBPR, on the Nasdaq Capital Market for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(ii). In accordance with this Rule, we were provided with 180 calendar days, or until July 23, 2007, to regain compliance. As our ADSs had been consistently trading on the Nasdaq Capital Market at a price below the MBPR, we changed our ADS ratio from one ADS for one of our ordinary shares to one ADS for ten of our ordinary shares on July 23, 2007. With effect from the commencement of business on July 23, 2007, we affected a 1:10 reverse stock split (i.e. a 10:1 consolidation) of our ADRs.

Nasdaq Exemption

Exemption from the shareholder approval requirements

Between August and December 2003, the Company entered into a series of discounted issuances with several different investors resulting in the issuance of ordinary shares, and securities convertible into ordinary shares, totaling 46,843,902, or 25.43% of the total shares outstanding on a pre-issuance basis. Included within those issuances, on December 12, 2003, the Company entered into an agreement granting Investec the option to acquire 10.2 million ordinary shares. The Company requested an exemption from Nasdaq Marketplace Rule 4350(i)(1)(D) in reliance upon Nasdaq Marketplace Rule 4350(a). Rule 4350(i)(1)(D) provides that shareholder approval is required upon issuing 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. Nasdaq granted this exemption on the basis that the shareholder approval requirements of Rule 4350(i)(1)(D) are contrary to generally accepted business practices of companies located in South Africa.

The South African Companies Act of 1973 (as amended) requires issuers to obtain shareholder approval before the issuance of any shares or rights to shares, which approval can be provided by specific authority or a general authority granted by means of a resolution passed by shareholders in a general meeting. JSE Listing Requirements require 75% shareholder approval for any issuance of shares for cash. JSE Listing Requirements do, however, permit an issuer to issue shares for cash under a general authority granted by its shareholders, but not in excess of 15% of the company's total issued share capital during any financial year under that authority, or the general authority. In terms of the specific issuances for which the Company received the exemption from Nasdaq described above, there was no JSE requirement that would mandate specific shareholder approval for these transactions. The JSE Listing Requirements accept a general authority by our shareholders under certain circumstances. The shareholders had approved a general authority which covered the relevant transactions by resolutions passed at the Company's annual general meetings in November 2003. In addition, included in the shares issued for cash were approximately 24.4 million shares to the value of R435.5 million ($63.1 million) which were used for the acquisition of the Porgera Joint Venture. Approval was obtained from the JSE to deem these shares to be a vendor placing.

Exemption from the quorum requirements

Nasdaq's Marketplace Rules, which apply to all companies listed on the Nasdaq Stock Market and Nasdaq Capital Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of the company's common stock must be no less than 33 1/3 % of the issuer's outstanding shares. Consistent with the practice of companies incorporated in South Africa, our articles of association only require a quorum of three members. As a result, and in connection with the listing of our ADSs on the Nasdaq National Market in July 1996, we requested, and Nasdaq granted us in October 1996, an exemption from compliance with the Rule 4350(f) quorum requirement.

9D. SELLING SHAREHOLDERS

Not applicable.

9E. DILUTION

Not applicable.

9F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

Not applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Memorandum and Articles of Association and Ordinary Shares

On June 30, 2007, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value, authorized for issuance. On that date, we had issued 370,341,981 ordinary shares and 5,000,000 cumulative preference shares.

On November 30, 2007, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value, authorized for issuance. On that date, we had issued 376,141,981 ordinary shares and 5,000,000 cumulative preference shares.

Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African Companies Act, 1973 (as amended), or the Companies Act, and the requirements of the JSE, all as in effect on November 30, 2007. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles, the Companies Act, and the requirements of the JSE.

We are registered under the Companies Act under registration number 1895/000926/06. As set forth in our Memorandum of Association, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

Borrowing Powers

Our directors may, at their discretion, raise or borrow or secure the payment of any sum or sums of money for our use as they see fit. For so long as we are a listed company, the directors shall so restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary companies so that the aggregate principal amount outstanding in respect of us and any of our subsidiary companies, as the case may be, exclusive of inter-company borrowings, shall not, except with the consent of our shareholders at a general meeting, exceed R30.0 million or the aggregate from time to time of our issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, any of our share premium accounts and our subsidiaries' share premium accounts certified by our auditors and which form part of our and our subsidiaries' financial statements, whichever is higher.

Share Ownership Requirements

Our directors are not required to hold any shares to qualify or be appointed as a director.

Voting by Directors

A director may authorize any other director to vote for him at any meeting at which neither he nor his alternate director appointed by him is present. Any director so authorized shall, in addition to his own vote, have a vote for each director by whom he is authorized.

The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed shall be not less than two.

Directors are required to notify our board of directors of interests in companies and contracts. If a director's interest is under discussion, depending on the nature of the interest, he shall not be allowed to vote and shall not be counted, for the purpose of any resolution regarding his interest, in the quorum present at the meeting.

The Code of Corporate Practices and Conduct of the King II Report on Corporate Governance for South Africa, 2002, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of directors is approved by the Remuneration and Nominations Committee.

Under South African common law, directors are required to comply with certain fiduciary duties to the company and to exercise proper care and skill in discharging their responsibilities.

Age Restrictions

There is no age limit for directors.

Election of Directors

Directors may be appointed at a general meeting from time to time. The directors may appoint any eligible person as a director but he shall only hold office until the next annual general meeting when the relevant director shall be eligible for election. One third of our directors, on a rotating basis, are subject to re-election at each annual general shareholder's meeting. Retiring directors usually make themselves available for re-election.

General Meetings

On the request of 100 shareholders or shareholders holding not less than one-twentieth of our share capital which carries the right of voting at general meetings, we shall within 14 days of the lodging of a request by such shareholders issue a notice to shareholders convening a general meeting for a date not less than 21 days and not more than 35 days from the date of the notice. Directors may convene general meetings at any time.

Our annual general meeting and a meeting of our shareholders for the purpose of passing a special resolution may be called by giving 21 days advance written notice of that meeting. For any other general meeting of our shareholders, 14 days advance written notice is required.

Our Articles provide that if at a meeting convened upon request by our shareholders a quorum is not present within one half hour after the time selected for the meeting, such meeting shall be dissolved. The necessary quorum is three members present in person or represented by proxy.

Voting Rights

The holders of our ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the shareholders. However, they will obtain voting rights once the Argonaut Project becomes an operational gold mine. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on resolutions regarding the disposal of all or substantially all of our assets or mineral rights. When entitled to vote, holders of our cumulative preference shares are entitled to one vote per person on a show of hands and that portion of the total votes which the aggregate amount of the nominal value of the shares held by the relevant shareholder bears to the aggregate amount of the nominal value of all shares issued by us.

Dividends

We may, in a general meeting, or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors. Holders of cumulative preference shares are entitled to receive cumulative preferential dividends in priority to the holders of our ordinary shares equal to the prescribed portion of 3% of our future revenue generated by the exploitation or other application of the mineral rights represented by the Argonaut Project. On May 1, 2005, the Argonaut mineral rights reverted to the South African State, in terms of the MPRD Act. On February 6, 2006, a prospecting right covering an area of 969 hectares over part of the Argonaut Project was obtained. All unclaimed dividends are forfeited back to us after a period of twelve years.

Ownership Limitations

There are no limitations imposed by our Articles or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of November 30, 2007, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

We may, by special resolution, reduce the share capital authorized by our Memorandum of Association, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.

Amendment of the Articles of Association

Our Articles may only be altered by the passing of a special resolution. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution.

Consent of the Holders of Cumulative Preference Shares

The rights and conditions attaching to the cumulative preference shares may not be cancelled, varied or added, nor may we issue shares ranking, regarding rights to dividends or on winding up, in priority to or equal with our cumulative preference shares, or dispose of all or part of the Argonaut mineral rights without the consent in writing of the registered holders of our cumulative preference shares or the prior sanction of a resolution passed at a separate class meeting of the holders of our cumulative preference shares.

Distributions

Under an amendment to the Articles on October 21, 2002, we are authorized to make payments in cash or in specie to our shareholders in accordance with the provisions of the Companies Act and other consents required by law from time to time. We may, for example, in a general meeting, upon recommendation of our directors, resolve that any surplus funds representing capital profits arising from the sale of any capital assets and not required for the payment of any fixed preferential dividend, be distributed among our ordinary shareholders. However, no such profit shall be distributed unless we have sufficient other assets to satisfy our liabilities and to cover our paid up share capital.

10C. MATERIAL CONTRACTS

Deed of Loan, Cession, Payment and Set-Off entered into between DRDGOLD Limited, East Rand Proprietary Mines Limited, Crown Gold Recoveries (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 7, 2005.

Under this agreement we loaned approximately $1.4 million (R9.2 million) to ERPM. ERPM instructed us to pay that amount to KBH on its behalf in respect of an agreement between KBH and ERPM in terms of which ERPM acquired from KBH shareholders claims against Crown.

Share Sale Agreement between Business Venture Investments 750 (Pty) Limited, or BVI 750, and DRDGOLD South African Operations (Pty) Limited, dated November 8, 2005.

Under this agreement BVI 750 sold to DRDGOLD SA 60 ordinary shares, or the sale shares, which BVI 750 held in Crown. DRDGOLD SA paid the purchase price of R1.00 ($0.15) in cash for the sale shares.

Share Sale Agreement between Business Venture Investments 751 (Pty) Limited, or BVI 751, and DRGOLD South African Operations (Pty) Limited, dated November 8, 2005.

Under this agreement BVI 751 sold approximately 160,000,000 ordinary shares, or the sale shares, to DRDGOLD SA which BVI 751 held in ERPM. DRDGOLD SA paid the purchase price of R1.00 ($0.15) in cash for the sale shares.

Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations (Pty) Limited, dated November 9, 2005.

Under this agreement we subscribed for 850,000 fully paid ordinary shares in DRDGOLD SA, or the subscription shares, for a total subscription price of R130.0 million ($19.3 million). As consideration for the subscription shares, we transferred approximately 50 million ordinary shares in Blyvoor, all of which were held by us, to DRDGOLD SA in full and final discharge of the subscription price of R130.0 million ($19.3 million).

Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African Operations (Pty) Limited, dated November 14, 2005.

Under this agreement CCGR sold to DRDGOLD SA 40 ordinary shares held by CCGR in Crown, which CCGR had acquired through the exercise of rights held under a Deed of pledge. The purchase price for the 40 ordinary shares was R1.00 ($0.15) payable in cash.

Subscription Agreement between DRDGOLD South African Operations (Pty) Limited and Khumo Gold SPV (Pty) Limited, dated November 18, 2005.

Under this agreement Khumo Gold subscribed for 150,000 fully paid ordinary shares in DRDGOLD SA of R0.001 ($0.00015) each against a payment of approximately R13.2 million ($2.0 million).

Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited, dated November 18, 2005.

Under this agreement we subscribed for 31,811 Khumo Gold Class A cumulative participating compulsorily redeemable preference shares in the share capital of Khumo Gold with a par value of R1.00 ($0.15) and a premium of R999.00 ($149.85) each. We discharged our obligation to subscribe for the Khumo Gold Class A preference shares by paying the issue price of R31.8 million ($4.8 million).

Cession Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and Khumo Bathong Holdings (Pty) Limited, dated November 18, 2005.

Under this agreement we ceded to Khumo Gold upon receipt of a written opinion from an independent expert that this agreement is fair and reasonable to our shareholders and upon receipt of the purchase consideration, all claims we had against KBH arising from and in respect of the loan owed by KBH to us resulting from a loan agreement dated June 12, 2002. Pursuant to the terms of this loan agreement, as of November 9, 2005, KBH was indebted to us in an amount of R7.9 million ($1.2 million). Khumo Gold was obliged to pay the purchase consideration of R7.9 million ($1.2 million) to us by no later than November 18, 2005 or upon fulfillment of the suspensive condition, by procuring the transfer from the proceeds of the issuance of the Khumo Gold Preference shares an amount equal to the purchase consideration, to us.

Cession Agreement between DRDGOLD Limited and The Industrial Development Corporation of South Africa Limited and Business Venture Investment No 750 (Pty) Limited and Business Venture Investment No 751 (Pty) Limited, dated November 18, 2005.

Under this agreement the parties to the agreement recorded the terms on which the IDC agreed to sell and transfer the claims, the indemnities and the debenture, and waive in pledge of the shareholders loan by KBH to Crown in favor of us. The purchase price was an amount equal to the aggregate value of 4,451,219 ordinary DRDGOLD shares reckoned at its closing price on the Johannesburg Stock Exchange on July 1, 2005 (4,451,219 shares being the number of shares which, based on the five day volume weighted average price of DRDGOLD shares in trade on the Johannesburg Stock Exchange, prior to March 29, 2005, aggregated R24.0 million, or $3.8 million, in value).

Option Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African Operations (Pty) Limited, dated November 18, 2005.

Under this agreement we granted Khumo Gold, for no consideration, an option to purchase 50,000 ordinary shares in DRDGOLD SA. In addition, we granted Khumo Gold, acting as promoter of an employee trust, for no consideration, an option to purchase 60,000 ordinary shares in DRDGOLD SA. The option expires on November 18, 2008. The parties agreed that Khumo Gold shall pay R4.3 million ($0.6 million) for the purchase of the 50,000 ordinary shares and approximately R5.0 million ($0.8 million) for the purchase of the 60,000 ordinary shares.

Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and East Rand Proprietary Mines Limited, dated November 18, 2005.

Under this agreement Khumo Gold subscribed for one Class A cumulative participating preference share in the share capital of ERPM at the subscription price of approximately R4.1 million ($0.6 million).

Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 18, 2005.

Under this agreement Khumo Gold subscribed for one Class A cumulative participating preference share in the share capital of Blyvoor at the subscription price of approximately R3.9 million ($0.6 million).

Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Crown Gold Recoveries (Pty) Limited, dated November 18, 2005.

Under this agreement Khumo Gold subscribed for one Class A cumulative participating preference share in the share capital of Crown at the subscription price of approximately R2.7 million ($0.4 million).

Shareholders' Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African Operations (Pty) Limited, dated November 24, 2005

Under this agreement we hold 85% of the issued share capital in DRDGOLD SA and Khumo Gold holds 15% of the issued share capital of DRDGOLD SA. This agreement was entered into in order to establish the manner in which DRDGOLD SA is to be managed and it sets out the terms governing their relationship as shareholders in DRDGOLD SA.

Sale and Subscription Agreement between DRDGOLD Limited and DRD (Offshore) Limited, dated January 4, 2006.

Under this agreement we sold to DRD (Offshore) our entire shareholding in DRD (Isle of Man) in consideration of the issue to us of three ordinary shares of British Pound 1.00 each on the share capital of DRD (Offshore). The consideration for the sale of the sale shares in DRD (Isle of Man) was $230.0 million (R1.5 billion) and DRD (Offshore) issued share certificates in favor of us which became the 100% holding company of DRD (Offshore).

Share Sale Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated February 22, 2006.

DRD (Isle of Man) sold, as beneficial owner free from all liens, pledges and any other encumbrances to DRD (Offshore) its entire shareholding in the issued share capital of Emperor. The consideration for the shares was the US Dollar amount equal to the value of the shares, calculated by using the closing market price of Emperor shares on the Australian Stock Exchange and the Australian Dollar/US Dollar exchange rate as at the close on the date of completion. The date of completion was the fifth business day after shareholders' approval and Investec's approval on this share sale agreement. The parties agreed that DRD (Isle of Man) shall lend the consideration referred to above to DRD (Offshore). The consideration was deemed to have been advanced to DRD (Offshore) on January 1, 2006 and used by DRD (Offshore) to pay DRD (Isle of Man) for the shares. It was agreed that the loan shall be interest free.

Restructure Deed between DRD (Offshore) Limited and DRD (Isle of Man) Limited and Emperor Mines Limited and Emperor Gold Mining Company Limited, or EGM, and Australia and New Zealand Banking Group Limited, dated February 24, 2006.

Under this agreement and in consideration of the payment of the loan transfer amount of approximately $7.4 million by DRD (Offshore) to DRD (Isle of Man) in a form agreed between those two parties, DRD (Isle of Man) must novate to DRD (Offshore) all of DRD (Isle of Man)'s right, title and interest in the loan agreement, or the loan interest, entered into among EGM, DRD (Isle of Man) and Emperor on July 8, 2005. Property in, title to and risk associated with DRD (Isle of Man)'s right, title and interest in the said loan agreement will accrue to DRD (Offshore) as if the restructure of that loan interest had occurred on January 1, 2006.

Facility Agreement between DRD (Porgera) Limited and Tolukuma Gold Mines Limited and Australia and New Zealand Banking Group Limited, dated March 20, 2006.

Under this agreement ANZ provided DRD (Porgera) and Tolukuma a Project Debt Facility of up to $35.0 million and a Working Capital Facility of up to $7.0 million.

Settlement of Loans Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated March 23, 2006.

In terms of this Agreement DRD (Isle of Man) and DRD (Offshore) agreed that the loans, including all outstanding claims, loans and/or debts between the parties arising prior to or as a result of the DRD (Isle of Man) re-organization would be settled, so that subsequent to the DRD (Isle of Man) re-organization there shall be no amount due or payable as between the parties. The DRD (Isle of Man) re-organization included the transfer of assets out of DRD (Isle of Man), assignment of some material contracts by DRD (Isle of Man) to DRD (Offshore), termination of some material contracts, repayment or capitalization of inter-company loans, repayment and termination or variation of the Investec Facility Agreement to remove any recourse to DRD (Offshore) or us and remain as an undrawn facility available for DRD (Isle of Man) after completion.

Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV (Pty) Limited and the Trustees for the time being of the DRDSA Empowerment Trust, dated October 10, 2006.

Under this agreement, the Trust and Khumo Gold exercised the option for Khumo Gold to acquire an additional 5% shareholding in DRDGOLD SA, for a total cash consideration of $0.7 million (R5.1 million) and $0.6 million (R4.3 million) respectively, resulting in a total holding of 20% for Khumo Gold and the Trust holding 6% in DRDGOLD SA.

Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited, dated October 24, 2006.

Under this agreement, DRDGOLD subscribed for 11,432 shares in Khumo Gold at the subscription price of R11.4 million ($1.6 million), of which an amount of R4.3 million ($0.6 million) was to be paid back to DRDGOLD for the acquisition of the 5% interest in DRDGOLD SA by Khumo Gold. A further R1.2 million ($0.2 million), R0.8 million ($0.1 million) and R5.1 million ($0.7 million) was to be paid by Khumo Gold for its acquisition of preference shares in Blyvoor, Crown and ERPM, respectively.

Three Class B Preference Share Subscription Agreements between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.

Under these agreements, Khumo Gold subscribed for Class B cumulative participating preference shares at R1.00 per share at the subscription price of R1.2 million ($0.2 million), R0.8 million ($0.1 million) and R5.1 million ($0.7 million) for Blyvoor, Crown and ERPM, respectively.

Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA Empowerment Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.

Under these agreements the Trust subscribed for class C cumulative participating preference shares at R1.00 per share at the subscription price of R1.5 million ($0.2 million), R0.9 million ($0.1 million) and R6.1 million ($0.9 million) for Blyvoor, Crown and ERPM, respectively.

Share Sale Agreement between Emperor Mines Limited and Westech Gold (Pty) Limited, or Westech, dated March 22, 2007, regarding the disposal of its Fijian assets.

In terms of this agreement, Emperor sold 100% of its shares in the Australian incorporated companies which owned all of its Fijian assets, including the Vatukoula mine, to Westech for A$1.00. With immediate effect, all the assets and liabilities of the Emperor Fijian operations were transferred to Westech.

Joint Venture Interest Sale Deed – Procurement Deed between Barrick Gold Corporation, or Barrick, and Emperor Mines Limited, dated April 12, 2007.

Under this agreement Emperor agrees to procure DRD (Porgera) Limited to sell and transfer the 20% participating interest in the Porgera Joint Venture (the 20% interest) to Barrick (Niugini) Limited, and Barrick agrees to procure Barrick (Niugini) Limited to purchase and take transfer of the 20% interest. Emperor and Barrick agree to procure that DRD (Porgera) Limited and Barrick (Niugini) Limited execute the Joint Venture Interest Sale Deed respectively, for sale of the 20% interest.

Subscription Agreement between Emperor Mines Limited and Barrick Gold Corporation, dated April 12, 2007.

Under this agreement Barrick and Emperor agreed that Barrick will subscribe for 153,325,943 shares (the shares) in the capital of Emperor, which will issue the shares at the volume weighted average sale price of all shares traded on the Australian Stock Exchange during five trading days immediately preceding the day on which a subscription notice is issued by Barrick. This agreement was conditional upon Barrick electing to subscribe for the shares within 10 days after Emperor's shareholders held a meeting to approve the disposal of the 20% interest in the Porgera Joint Venture.

Joint Venture Interest Sale Deed between Barrick Gold Corporation, Barrick (Niugini) Limited, Emperor Mines Limited and DRD (Porgera) Limited, dated July 19, 2007.

Under this agreement DRD (Porgera) Limited agreed to sell and transfer its 20% participating interest in the Porgera Joint Venture including certain exploration Licenses to Barrick (Niugini) Limited for a disposal consideration of $250.0 million plus an interest adjustment amount of $37,671 per day from April 1, 2007 to the date of completion of the disposal.

Deed of Assignment and Assumption between Barrick (Niugini) Limited ("Buyer"), DRD (Porgera) Limited ("Seller") Barrick (Goldfields PNG Holdings) Limited ("Goldfields") and Minerals Resources Enga Limited ("MRE"), dated July 19, 2007.

Under this agreement the Seller assigns to the Buyer the 20% participating interest in the Porgera Joint Venture (the 20% interest) and the Buyer accepts the assignment from the Seller and assumes the obligations of the Seller that accrue from April 1, 2007. The Buyer undertakes to Goldfields and MRE that it will assume, observe, comply with and be bound by the terms of the Porgera Joint Venture.

Memorandum of Agreement between Anglo Gold Ashanti Limited, Friedshelf 849 (Proprietary) Limited (renamed Ergo Mining (Pty) Limited), DRDGOLD South African Operations (Pty) Limited, dated August 6, 2007.

Under this agreement Anglo Gold Ashanti sells certain assets (namely the sand and slime dumps, registered rights, old order mining rights in respect of the dumps and mining equipment) to Ergo Mining for R42.8 million ($6.1 million). DRDGOLD SA and Mintails SA bind themselves, jointly and severally in favor of Anglo Gold Ashanti, as sureties and co- principal debtors with Ergo Mining (Pty) Limited for payment by the latter of all moneys which are due or may become due and owing from time to time in terms of the agreement.

Merger Implementation Deed between Emperor Mines Limited and Intrepid Mines Limited, or Intrepid, dated September 18, 2007.

Under this agreement Emperor and Intrepid agreed to merge the two companies by way of a scheme of arrangement. As a result of the proposed merger Emperor shareholders will be offered one new Intrepid share for every 4.25 Emperor shares.

Mandate for the Placement of DRD (Offshore) Limited's 78.72% shareholding in Emperor Mines Limited, dated September 28, 2007.

Under this agreement DRD (Offshore) appointed ABN Amro Morgans Limited and Tricom Equities Limited (together "the Brokers") to act as placement agent of all the 823,391,603 shares ("the shares") held by DRD in Emperor. The agreement provides that the sale will occur by way of book build to be jointly managed by the Brokers so as to determine demand for the shares at various sale prices. The minimum sale price for the sale of the shares was set at A$0.068 per share. On October 22, 2007 the sale of the shares was completed.

Term Sheet for the joint venture agreement entered into by Acorn Gold (Proprietary) Limited, DRDGOLD, Durban Roodepoort Deep (Proprietary) Limited, Friedshelf 850 (Proprietary) Limited, Geotorm Investments Limited ("GEOTORM"), Kgosi Resource Management (Proprietary) Limited, Minerals and Mining Reclamation Services (Proprietary) Limited, Mintails SA (Proprietary) Limited ("Mintails SA"), West Witwatersrand Gold Mines Limited, West Witwatersrand Holdings Limited, West Wits Mining Limited ("LISTCO"), West Wits Mining SA (Proprietary) Limited ("NEWCO 1"), dated November 9, 2007.

Under this Term Sheet DRDGOLD, GEOTORM, LISTCO and Mintails SA have agreed, through their respective subsidiaries, to consolidate their gold and uranium assets and projects in the West Rand under a joint venture company called NEWCO 1. At the initial phase of the joint venture DRDGOLD, GEOTORM and Mintails SA will hold 45%, 10% and 45% respectively of the total issued share capital of NEWCO 1. The next phase of the consolidation will include further restructuring which will result in DRDGOLD and new investors lending A$450,000 and A$550,000, respectively, to NEWCO 1 with the right to convert such loan into equity in NEWCO 1 thus diluting the holding of DRDGOLD, GEOTORM and Mintails SA. In the event of the conversion taking place, DRDGOLD, LISTCO, GEOTORM and Mintails SA will hold 45%, 3.44%, 9.37% and 42.19% respectively of the total issued share capital of NEWCO 1. Ultimately the shareholders in NEWCO 1 intend to cause LISTCO to be listed on the Australian and Johannesburg stock exchanges and on the basis that they will exchange their shareholding in NEWCO 1 for shares in the listed entity, LISCO.

10D. EXCHANGE CONTROLS

The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all the exchange control regulations. The discussion in this section is based on the current law and positions of the South African Government. Changes in the law may alter the exchange control provisions that apply, possibly on a retroactive basis.

Introduction

Dealings in foreign currency, the export of capital and revenue, payments by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations, or the Regulations. The Regulations form part of the general monetary policy of South Africa. The Regulations are issued under Section 9 of the Currency and Exchanges Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.

The Treasury has delegated the administration of exchange controls to the Exchange Control Department of the South African Reserve Bank, or SARB, which is responsible for the day to day administration and functioning of exchange controls. SARB has a wide discretion. Certain banks authorized by the Treasury to co-administer certain of the exchange controls, are authorized by the Treasury to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the exchange control rulings, or Rulings, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, in terms of the Rulings, to deal in South African assets, to invest and disinvest in South Africa.

The Regulations provide for restrictions on exporting capital from the Common Monetary Area consisting of South Africa, Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area are not subject to these exchange control regulations.

There are many inherent disadvantages to exchange controls, including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1998, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of SARB prior to raising foreign funding on the strength of their South African balance sheets, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an "affected person" by SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an "affected person" by SARB.

Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of SARB, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations as well as progress reports to SARB on an annual basis. As a result, a South African Company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

Although exchange controls have been gradually relaxed since 1998, unlimited outward transfers of capital are not permitted at this stage. Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

- corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment;
- corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R1.0 billion ($137.5 million) to finance approved investments abroad and up to R2.0 billion ($275.1 million) to finance approved new investments in African countries. However, the approval of SARB is required in advance. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
- as a general rule, SARB requires that more than 50% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, SARB may instruct that the equity be disposed of. In our experience SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
- remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds will be blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

- blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;
- securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of SARB. Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialized or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned; or
- mutual funds.

Aside from the investments referred to above, blocked Rands may only be utilized for very limited purposes. Dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. It is not possible to predict when existing exchange controls will be abolished or whether they will be continued or modified by the South African Government in the future.

Sale of Shares

Under present exchange control regulations in South Africa, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words "non-resident," unless dematerialized.

Dividends

Dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable.

Any cash dividends paid by us are expected to be paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement entered on August 12, 1996, and as amended and restated, between the Company and The Bank of New York, as the depository. Subject to exceptions provided in the deposit agreement, cash dividends paid in Rand will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specifies fees and other expenses.

Voting rights

There are no limitations imposed by South African law or by our Articles on the right of non-South African shareholders to hold or vote our ordinary shares.

10E. TAXATION

Material Income Tax Consequences

The following is a summary of the material income tax considerations under South African and United States, or US, tax law. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers are urged to consult their own tax advisers with respect to their particular circumstances and the effect of US national, state or local tax laws to which they may be subject.

South Africa

South Africa imposes tax on worldwide income of South African residents. Generally, South African non-residents do not pay tax in South Africa except in the following circumstances:

Income Tax

Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(hA) of the South African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption does not apply if:

- the non-resident has been a resident of South Africa at any time and carried on a business in South Africa;
- the non-resident was a resident of the Common Monetary Area, in other words, Lesotho, Namibia and Swaziland, and in such an event the non-resident shall be deemed to be a resident of South Africa;
- the interest is effectively connected with a business carried on by the non-resident in South Africa; and/or
- the recipient of the interest is a natural person, unless they were absent from South Africa for at least 183 days in aggregate during the year of assessment in which the interest was received or accrued.

No withholding tax is deductible in respect of interest payments made to non-resident investors.

No income tax is payable on dividends paid to residents or non-residents, in terms of Section 10(1)(k) of the Income Tax Act except in respect of foreign dividends received by or accrued to residents of South Africa. Accordingly, there is no withholding tax on dividends received by or accrued to non-resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders. Prior to payment of the dividend, the Company pays Secondary Tax on Companies at a rate of 10% (before October 1, 2007 12.5%) of the excess of dividends declared over dividends received in a dividend cycle but the full amount of the dividend declared is paid to shareholders.

Capital Gains Tax

Non-residents are generally not subject to capital gains tax, or CGT, in South Africa. They will only be subject to CGT on gains arising from the disposal of capital assets if the assets disposed of consist of:

- immovable property owned by the non-residents situated in South Africa, or any interest or right in or to immovable property. A non-resident will have an interest in immovable property if it has a direct or indirect shareholding of at least 20% in a company, where 80% or more of the net assets of that company (determined on a market value basis) are attributable directly or indirectly to immovable property; or
- any asset of a permanent establishment of a non-resident in South Africa through which a trade is carried on.

If the non-residents are not subject to CGT because the assets disposed of do not fall within the categories described above, it follows that they will also not be able to claim the capital losses arising from the disposal of the assets.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies, or STC, on the distribution of earnings in the form of dividends, and, at present, the STC tax rate is equal to 10% (before October 1, 2007 12.5%).

In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2007, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 45% (2006:45% and 2005: 46%) and 37% (2006: 37% and 2005: 38%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were 35% (2006: 35% and 2005: 37%) and 29% (2006: 29% and 2005: 30%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 45% for mining income and 37% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 35% tax on mining income and 29% for non-mining income. However, with the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC.

South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares. Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, the tax treaty between the United States and South Africa would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of our voting stock and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

United States

Material United States Federal Income Tax Consequences

The following is a summary of material US federal income tax consequences to US holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with US holders who hold ordinary shares or ADSs as capital assets for US federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, financial institutions, life insurance companies, banks, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a "hedge," "conversion transaction," "synthetic security," "straddle," "constructive sale" or other integrated investment, persons whose functional currency in not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, or the alternative minimum tax.

A "US holder" is a holder of ordinary shares or ADSs that is, for US federal income tax purposes:

- a citizen or resident of the US;
- a corporation that is organized under the laws of the US or any political subdivision thereof;
- an estate, the income of which is subject to US federal income tax without regard to its source; or
- a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a US person.

If a partnership holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding any notes, ordinary shares or ADSs are urged to consult their tax advisors.

Because individual circumstances may differ, US holders of ordinary shares or ADSs are urged to consult their own tax advisors concerning the US federal income tax consequences applicable to their particular situations as well as any consequences to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, a US holder of ADSs will be treated for US federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to US federal income tax.

For US federal income tax purposes, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the Dollar value of the sum of the South African Rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the "spot rate" on the date the dividend distribution is includable in such US holder's income, regardless of whether the payment is in fact converted into Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date such holder converts the payment into Dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the US holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Passive Foreign Investment Company." We do not intend to calculate our earnings or profits for US federal income tax purposes.

Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum US federal income tax rate on dividends paid to individuals through 2008 is reduced to 15%. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading "Passive Foreign Investment Company." US holders are urged to consult their own tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the US Internal Revenue Service has the authority to determine the spot rate.

Dividend income derived with respect to the ordinary shares or ADSs will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute "passive income," or in the case of certain US holders, "financial services income."

As discussed under "Taxation - South Africa" above, South Africa currently does not impose any withholding tax on distributions with respect to the ordinary shares or ADSs. Should South Africa decide in the future to impose a withholding tax on such distributions, the tax treaty between the United States and South Africa would limit the rate of this tax to 5 percent of the gross amount of the distributions if a US holder holds directly at least 10 percent of our voting stock and to 15 percent of the gross amount of the distributions in all other cases. In addition, if South Africa decided in the future to impose a withholding tax on distributions with respect to the ordinary shares or ADSs, a determination would need to be made at such time as to whether any South African income taxes withheld would be treated as foreign income taxes eligible for credit against such US holder's US federal income tax liability, subject to limitations and conditions generally applicable under the Code. Any such taxes may be eligible at the election of such US holder, for deduction in computing such US holder's taxable income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The calculation of foreign tax credits and, in the case of a US holder that elects to deduct foreign taxes, the availability of deductions is complex and involves the application of rules that depend on a US holder's particular circumstances. US holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of South African income taxes, if any, withheld.

Disposition of Ordinary Shares or ADSs

Upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a US holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a US holder on the taxable disposition of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.

In the case of a cash basis US holder who receives Rand in connection with the taxable disposition of ordinary shares or ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A US holder who receives payment in Rand and converts Rand into US Dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis US holder may elect the same treatment required of cash basis taxpayers with respect to a taxable disposition of ordinary shares or ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis holder does not elect to be treated as a cash basis taxpayer, such US holder may have a foreign currency gain or loss for US federal income tax purposes because of the differences between the US dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such US holder on the disposition of such ordinary shares or ADSs.

Passive Foreign Investment Company

A special and adverse set of US federal income tax rules apply to a US holder that holds stock in a passive foreign investment company, or PFIC. We would be a PFIC for US federal income tax purposes if for any taxable year either (i) 75% or more of our gross income, including our pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, were passive income or (ii) 50% or more of our average total assets (by value), including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, were assets that produced or were held for the production of passive income. If we were a PFIC, US holders of the ordinary shares or ADSs would be subject to special rules with respect to (i) any gain recognized upon the disposition of the ordinary shares or ADSs and (ii) any receipt of an excess distribution (generally, any distributions to a US holder during a single taxable year that is greater than 125% of the average amount of distributions received by such US holder during the three preceding taxable years in respect of the ordinary shares or ADSs or, if shorter, such US holder's holding period for the ordinary shares or ADSs). Under these rules:

- the gain or excess distribution will be allocated ratably over a US holder's holding period for the ordinary shares or ADSs, as applicable;
- the amount allocated to the taxable year in which a US holder realizes the gain or excess distribution will be taxed as ordinary income;
- the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
- the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Although we generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during a US holder's holding period, if we cease to satisfy the requirements for PFIC classification, the US holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ordinary shares or ADSs through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a US holder who acquires ordinary shares or ADSs from a decedent would be denied the normally available step-up in tax basis for such notes, ordinary shares or ADSs to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent's tax basis.

A US holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such holder holds stock in a PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock.

A US holder of the ordinary shares or ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the US holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the US holder's adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a US holder's death, the tax basis of the ordinary shares or ADSs in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADSs. US holders desiring to make the mark-to-market election are urged to consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADSs.

In the case of a US holder who holds ordinary shares or ADSs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat us as a "qualified electing fund" in the first taxable year in which such holder owns the ordinary shares or ADSs and if we comply with certain reporting requirements. However, we do not intend to supply US holders with the information needed to report income and gain pursuant to a "qualified electing fund" election in the event that we are classified as a PFIC.

We believe that we were not a PFIC for our 2007 fiscal year ended June 30, 2007. However, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

Rules relating to a PFIC are very complex. US holders are urged to consult their own tax advisors regarding the application of PFIC rules to their investments in our ordinary shares or ADSs.

Information Reporting and Backup Withholding

Payments made in the United States or through certain US-related financial intermediaries of dividends or the proceeds of the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting and US federal backup withholding if the recipient of such payment is not an "exempt recipient" and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. For payments made after 2010, the backup withholding rate will be increased to 31%. Payments made with respect to our ordinary shares or ADSs to a US holder must be reported to the Internal Revenue Service, unless the US holder is an exempt recipient or establishes an exemption. Any amount withheld from a payment to a US holder under the backup withholding rules is refundable or allowable as a credit against the holder's US federal income tax, provided that the required information is furnished to the Internal Revenue Service.

US Gift and Estate Tax

An individual US holder of ordinary shares or ADSs will be subject to US gift and estate taxes with respect to ordinary shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

10F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10G. STATEMENT BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. +27-11-219-8700. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

A copy of each document concerning us that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at DRDGOLD Limited, 299 Pendoring Avenue, Blackheath, Randburg, South Africa 2195.

10I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest and credit risks. We have entered into transactions which make use of derivative instruments to economically hedge certain exposures. These instruments include interest rate swaps, forward sale commodity contracts and option contracts. Even though we have used these types of instruments in the past our current hedging policy precludes the forward selling of gold. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through the statements of operations in accordance with our accounting policies. We do not hold or issue derivative financial instruments for speculative purposes, nor do we normally hedge forward gold sales.

Commodity price risk

The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is our policy not to hedge this commodity price risk.

Our policy is normally not to hedge forward gold sales, however we have hedged specified projects, acquisitions and capital expenditure in the past. With the acquisition of Emperor, during fiscal 2006, their existing gold forward contracts were brought to book. These gold forward contracts required delivery of 145,695 ounces between fiscal 2007 and fiscal 2009. Consequently, our shareholders were exposed to opportunity loss as a result of an increase in the price of gold. These gold forward contracts were closed out on May 16, 2007, following the sale of our shareholding in Emperor.

Forward sale commodity contracts

With the acquisition of Emperor, on April 6, 2006, existing gold forward contracts held by Emperor with ANZ were brought to book. These financial instruments did not qualify for hedge accounting.

The total ounces that were to be delivered under the gold forward contracts for the Group was 145,695 ounces and the delivery into these derivative instruments was to be in accordance with the maturity schedule agreed with ANZ, as follows:

| | | Year ended | |
Strike price	June 30, 2007	June 30, 2008	June 30, 2009
$452.70	41,526 oz	82,992 oz	21,177 oz

These gold forward contracts were closed out on May 16, 2007 at a spot price of $670 per ounce, following the sale of our shareholding in Emperor. The total fair value of the financial instrument as of June 30, 2007 is $nil (June 30, 2006: a liability of $25.3 million). Included in profit/(loss) on derivative instruments under discontinued operations was a loss of $5.1 million for fiscal 2007 (fiscal 2006: a gain of $4.4 million) relating to these instruments.

Option contracts

During January 2006, DRD (Isle of Man) entered into European Style gold call options, with strike prices ranging from $634.00 to $652.50 per ounce. Expiry dates of the options range from September 2006 to December 2008. These call options provide us with the right, but not the obligation, to buy a total of up to 46,426 ounces (reducing throughout the period) of gold at the various strike prices. These gold call options were taken up to mitigate the deterioration in the gold forward contracts discussed above. The settlement schedule for the gold call options is as follows:

| | | Year ended | |
Strike price	June 30, 2007	June 30, 2008	June 30, 2009
$634.00	6,920 oz	4,150 oz	536 oz
$645.80	13,842 oz	8,298 oz	1,074 oz
$652.50	6,920 oz	4,150 oz	536 oz
	27,682 oz	16,598 oz	2,146 oz

The fair value of the European Style gold call options at June 30, 2007, is an asset of $0.8 million (June 30, 2006: an asset of $2.9 million). Included in profit/(loss) on derivative instruments is a loss of $1.9 million for fiscal 2007 (fiscal 2006: a gain of $1.0 million) relating to these instruments.

Eskom gold for electricity contract

In October 2000, we entered into a contract to buy electricity from Eskom, the parastatal authority in South Africa responsible for the supply of electricity. Under the terms of our agreement, we paid Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjusted the amounts paid in that period in accordance with an established formula based on the gold price. This contract expired in September 2005.

The gold price adjustment was based on the notional amount of 15,000 ounces per month of gold multiplied by the difference between the contracted gold price, which was the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM close for each business day in the calculation period.

We had concluded that (1) the contract in its entirety did not meet the definition of a derivative instrument and therefore it does not have to be carried on our balance sheet at fair value; (2) the embedded gold for electricity forward contract possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract; and (3) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. Accordingly, the embedded derivative was separated from the host contract and carried at fair value.

The last 50,000 ounces of the gold for electricity contract was closed out on April 28, 2005, at a cost of $3.6 million.

Concentration of credit risk

Our financial instruments do not represent a concentration of credit risk, because we deal with a variety of major banks and financial institutions located in South Africa and Australia, after evaluating the credit ratings of the representative financial institutions. Furthermore, our accounts receivable and loans are regularly monitored and assessed for recoverability. Where it is appropriate to raise a provision, an adequate level of provision is maintained.

In addition, our South African operations all deliver their gold to RRL, which refines the gold to saleable purity levels and then sells the gold, on our behalf, on the bullion market. The gold is sold by RRL on the same day as it is delivered and settlement is made within two days. Once the gold has been assayed by RRL, the risks and rewards of ownership have passed.

Tolukuma delivers their gold to one customer, AGR Matthey (PNG) and receives proceeds within two days. The concentration of credit risk in PNG is mitigated by the reputable nature of the customer and the settlement of the proceeds within a week.

Porgera delivers their gold to AGR Matthey (PNG), who refines the gold and then delivers it to the Bank of Western Australia Limited, or BankWest, at a price negotiated by us. The concentration of credit risk in PNG is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.

Vatukoula delivers their gold to AGR Matthey (Fiji), who refines the gold and then sells the gold on to third parties. All proceeds are received within a week of delivery. The concentration of credit risk in Fiji is mitigated by the reputable nature of the sales agent and their customers and the settlement of the proceeds within six days.

Foreign currency risk

Our functional currency for the South African operations is the South African Rand; for Tolukuma and Porgera it is the Papua New Guinea Kina and for Vatukoula it is the Fiji Dollar.

Although gold is sold in Dollars, we are obliged to convert this into Rands for our South African operations under the South African Reserve Bank regulations. We are thus exposed to fluctuations in the Dollar/Rand exchange rate. We conduct our operations in South Africa, Papua New Guinea and Fiji predominantly in Rand, Kina and Fiji Dollar, respectively. Currently, foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in Dollars while production costs are incurred primarily in Rands, Papua New Guinean Kina, Fiji Dollars and Australian Dollars. Our results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against these foreign currencies. Our cash and cash equivalent balances are held in Dollars, Rands, Papua New Guinean Kina, Fiji Dollars and Australian Dollars; holdings denominated in other currencies are relatively insignificant. Certain of our financial liabilities are denominated in a currency other than the Rand. We are thus mostly exposed to fluctuations in the Rand and Australian exchange rate with the relevant currency.

Based on our fiscal 2007 financial results, a hypothetical 10% increase/decrease in exchange rate activity would have the following approximate impacts on revenues and net profit/(loss) after tax:

Exchange rate	Impact on revenue	Impact on net profit/(loss) after tax
Rand/Dollar	$20.8 million	$14.8 million
Kina/Dollar	$7.4 million	$5.2 million
Australian Dollar/Dollar	$1.7 million	$1.2 million

We have not entered into any foreign exchange hedging contracts to attempt to mitigate our foreign currency risk.

Interest rate risk

Interest rate swap agreement

From time to time we enter into interest rate swap agreements to mitigate interest rate risk.

An interest rate swap agreement was entered into to minimize the exposure to changes in interest rates with regard to the coupon payable on our $66,000,000 of 6% Senior Convertible Notes due November 2006 (refer to Note 20 of the financial statements). The fixed coupon rate (in Dollars) of 6% per annum was swapped for a floating South African interest rate, calculated at the forward JIBAR plus 200 basis points per annum. An amount of 60% of the coupon rate is subject to this swap agreement, based on the requirements of the South African Reserve Bank, as this represents the amount of the funds raised utilized in South Africa. The maturity date of this agreement was November 2006, however during fiscal 2006 this contract was closed out. Included in profit/(loss) on derivative instruments is $nil for fiscal 2007.

On December 18, 2002 (amended April 19, 2004), Emperor entered into the Vatukoula loan facility with ANZ Banking Group Limited, or ANZ. In order to minimize fluctuation in interest rates, 64% of the loan was covered by entering into interest swap contracts under which we were obliged to receive interest at variable rates and pay interest at a fixed rate of 4.34% until October 2008. As discussed in Note 18 to our financial statements, the fair value of the interest rate swap agreement at June 30, 2007, is an asset of $nil (2006: an asset of $0.1 million). Included in profit/(loss) on derivative instruments is $nil for fiscal 2007 relating to this instrument.

Long-term debt

Set out below is an analysis of our debt as at June 30, 2007, analyzed between fixed and variable interest rates and classified by currency.

	Dollar denominated loans	Australian dollar denominated loans	Rand denominated loans	Total
	$'000	$'000	$'000	$'000
Interest rate				
Variable rate	3,925	107,567	201	**111,693**
Weighted average interest rate	8.3%	7.9%	12.0%	**n/a**
Fixed rate	-	-	-	**-**
Weighted average interest rate	n/a	n/a	n/a	**n/a**
Total	**3,925**	**107,567**	**201**	**111,693**
Repayment period				
2008	3,925	107,567	201	**111,693**
2009	-	-	-	**-**
2010	-	-	-	**-**
2011	**-**	**-**	**-**	**-**
2012	**-**	**-**	**-**	**-**
2013 onwards	**-**	**-**	**-**	**-**
Total	**3,925**	**107,567**	**201**	**111,693**

Based on our fiscal 2007 financial results, a hypothetical 10% increase/decrease in interest rate activity would increase/decrease our interest expense by $14.2 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Acting Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC) as of June 30, 2007. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2007, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the US Securities Exchange Act of 1934. They based this conclusion on our failure to obtain in a timely fashion and include in the previous year's report the financial statements with respect to Emperor Mines Limited as required by Rule 3-09 of Regulation S-X as disclosed in this Annual Report above under the caption: "Explanatory Note Regarding the Omission from this Annual Report of Certain Financial Statements Required under Rule 3-09 of Regulation S-X" and as a result of material weaknesses in our internal control over financial reporting described below.

15B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive and Chief Financial Officers and effected by our board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles, and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and board of our Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework". Based on our assessment and those criteria, our management concluded that as of June 30, 2007 our internal control over financial reporting was not effective as a result of the material weaknesses in our internal control over financial reporting described below.

During our review of the internal controls surrounding the financial reporting process of our Tolukuma operation, a wholly-owned subsidiary of Emperor, we noted a material weakness as a result of:

- lack of adequate review within financial processes;
- lack of segregation of duties;
- lack of accounting knowledge; and
- lack of policies and procedures.

We have not implemented a plan to remediate these weaknesses as we disposed our entire interest in Emperor (including Tolukuma) by October 23, 2007.

This annual report does not include an audit report of the Company's registered public accounting firm regarding internal control over financial reporting. The management's report was not subject to audit by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

15C. Changes in Internal Control over Financial Reporting

During the year ended June 30, 2007, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

There is at least one member of our audit committee that possesses the relevant attributes sufficient to have an understanding of International Financial Reporting Standards, or IFRS, and financial statements and the ability to assess the general application of IFRS. However, we do not have an audit committee financial expert (as defined in Item 16A of the Form 20-F) as no member of the Audit Committee currently has the required US GAAP experience.

The board is satisfied that the skills, experience and attributes of the members of the audit committee are sufficient to enable those members to discharge the responsibilities of the audit committee.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer and the Group Financial Manager and Financial Manager at each mining operation as well as all other employees. The Code of Ethics and Conduct can be accessed on the Company's website at www.drdgold.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2007, 2006 and 2005, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2007 and 2006:

Auditors' remuneration	Year ended June 30,	
	2007	2006
	$'000	**$'000**
Audit fees	1,822	1,769
Audit-related fees	291	247
Tax fees	-	40
All other fees	23	5
	2,136	2,061

Audit Fees

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Audit-Related Fees

For fiscal 2007, audit-related fees include fees billed by KPMG Inc. in respect of half-year reviews conducted at Porgera and Tolukuma, as well as a review of historical financial information at Porgera. Audit-related fees for fiscal 2006 include fees billed by KPMG Inc. in respect of an IFRS gap analysis and assistance provided on our Section 404 Sarbanes-Oxley Act of 2002 readiness project of approximately R1.0 million ($0.2 million). This project included assistance relating to the documentation of internal control procedures.

Tax Fees

Fees for tax services include fees billed for tax compliance, tax advice and tax planning services.

All Other Fees

All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. In fiscal 2007 and fiscal 2006, these amounts related to fees billed for reviews of a shareholders' circulars issued during these years.

The Audit Committee appoints, re-appoints and removes the external auditors as well as determines the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc.'s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENT

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements and related auditor's reports are filed as part of this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of DRDGOLD Limited:

We have audited the accompanying consolidated balance sheets of DRDGOLD Limited and its subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRDGOLD Limited and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2007, in conformity with US generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, DRDGOLD Limited changed its method of accounting for share-based payments effective July 1, 2005 and for deferred stripping costs effective July 1, 2006.

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors

Johannesburg, Republic of South Africa
December 14, 2007

DRDGOLD Limited
Consolidated Statements of Operations for the years ended June 30

	Notes	2007 $'000	2006 $'000	2005 $'000
REVENUES				
Product sales		237,274	177,870	100,816
COSTS AND EXPENSES		(221,283)	(164,241)	(100,088)
Production costs		(218,163)	(165,365)	(100,310)
Movement in gold in process		1,037	1,290	535
Movement in rehabilitation provision, reclamation and closure costs	19	(4,157)	(166)	(313)
OTHER OPERATING EXPENSES				
Depreciation and amortization		(16,095)	(11,895)	(2,184)
Employment termination costs	6	(687)	(153)	(4,201)
Impairment of assets	7	(9,004)	(3)	(664)
Management and consulting fees		(1,636)	(2,407)	(6,158)
Profit on derivative instruments	18	270	6,573	3,616
(Loss)/profit on sale of mining assets		(42)	1,017	2
SELLING, ADMINISTRATION AND GENERAL CHARGES				
(including stock based compensation costs of $2.0 million (2006: $2.0 million and 2005: $1.0 million))		(22,718)	(9,273)	(14,350)
NET OPERATING LOSS		(33,921)	(2,512)	(23,211)
Interest and other income		3,367	999	2,199
Unrealized foreign exchange gains/(losses)		3,781	(6,775)	(8,848)
Profit on sale of other assets and listed investments		194	71	527
Profit on disposal of subsidiaries	4	-	17,305	-
FINANCE COSTS				
Interest expense		(9,602)	(10,535)	(11,365)
LOSS FROM CONTINUING OPERATIONS BEFORE TAX AND OTHER ITEMS		(36,181)	(1,447)	(40,698)
Income and mining tax benefit/(expense)	8	410	526	(247)
Equity in loss from associates	16	-	(4,501)	-
LOSS FROM CONTINUING OPERATIONS AFTER TAX		(35,771)	(5,422)	(40,945)
Minority interest		7,654	(931)	(2)
NET LOSS FROM CONTINUING OPERATIONS APPLICABLE TO COMMON STOCKHOLDERS		(28,117)	(6,353)	(40,947)
Loss from discontinued operations, net of taxes	9	(104,725)	(17,478)	(40,842)
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS		(132,842)	(23,831)	(81,789)
BASIC LOSS PER SHARE FROM CONTINUING OPERATIONS (CENTS)	22	(8)	(2)	(16)
LOSS FROM DISCONTINUED OPERATIONS PER SHARE (CENTS)	22	(32)	(6)	(16)
BASIC LOSS PER SHARE (CENTS)	22	(40)	(8)	(32)
DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS (CENTS)	22	(8)	(2)	(16)
LOSS FROM DISCONTINUED OPERATIONS PER SHARE (CENTS)	22	(32)	(6)	(16)
DILUTED LOSS PER SHARE (CENTS)	22	(40)	(8)	(32)

The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited
Consolidated Balance Sheets at June 30

	Notes	2007 $'000	2006 $'000
ASSETS			
Current assets		125,377	113,264
Cash and cash equivalents		19,354	54,912
Restricted cash and cash equivalents		-	12,344
Receivables	10	6,058	10,858
Prepayments		3,106	952
Inventories	11	15,368	28,715
Derivative instruments	18	845	2,857
Deferred income and mining tax	8	-	563
Assets held for sale	12	80,646	2,063
Mining assets	13	94,110	253,514
Cost		257,672	386,206
Accumulated depreciation and amortization		(163,562)	(132,692)
Other assets			
Non-current inventories	11	-	30,159
Non-current assets	14	11,788	9,284
Total Assets		231,275	406,221
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities		192,357	158,732
Bank overdraft		16,655	331
Accounts payable and accrued liabilities	17	42,940	52,669
Derivative instruments	18	-	25,222
Short-term portion of long-term loans	20	111,693	76,117
Income and mining taxes payable		44	4,393
Deferred income and mining tax	8	2,760	-
Liabilities held for sale	12	18,265	-
Non-current liabilities		47,358	113,604
Long-term loans	20	-	50,252
Deferred income and mining tax	8	273	13,220
Provision for environmental rehabilitation, reclamation and closure costs	19	43,408	46,777
Post retirement and other employee benefits		3,677	3,355
Total Liabilities		239,715	272,336
Minority interest		878	30,871
Stockholders' (deficit)/equity		(9,318)	103,014
Authorized			
600,000,000 (2006: 600,000,000) ordinary no par value shares and 5,000,000 (2006: 5,000,0000) cumulative preference shares			
Issued			
370,341,981 (2006: 320,035,078) ordinary no par value shares and 5,000,000 (2006: 5,000,000) cumulative preference shares			
Cumulative preference shares	21	107	107
Stated capital and share premium	21	636,225	593,596
Additional paid-in capital	21	57,136	55,177
Accumulated deficit		(655,143)	(502,337)
Other comprehensive loss		(47,643)	(43,529)
Total Liabilities and Stockholders' Equity		231,275	406,221

The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited
Consolidated Statements of Stockholders' Equity
For the years ended June 30

	Number of common shares	Number of preferred shares	Cumulative Preference Shares $'000	Stated capital and share premium $'000	Additional paid-in Capital $'000	Unearned stock compensation $'000	Accumulated Deficit $'000	Other comprehensive loss $'000	Total stockholders' (deficit)/equity $'000	Comprehensive (loss)/ income $'000
BALANCE – JUNE 30, 2004	233,307,667	5,000,000	107	484,772	39,347	(971)	(396,717)	(44,926)	81,612	(53,670)
Exercise of employee stock options	55,000			60					60	
Issue of shares for cash	56,230,705			65,914					65,914	
Share issue expenses				(4,305)					(4,305)	
Shares issued for acquisition of associate	6,612,676			16,604					16,604	
Net loss for the year							(81,789)		(81,789)	(81,789)
Unearned stock compensation					385	(385)			-	
Amortization of unearned stock compensation						1,002			1,002	
Other comprehensive income, net of tax of nil										
Decrease in mark-to-market on listed investments								(45)	(45)	(45)
Foreign currency translation adjustments						16		(16)	-	(16)
BALANCE – JUNE 30, 2005	296,206,048	5,000,000	107	563,045	39,732	(338)	(478,506)	(44,987)	79,053	(81,850)
Exercise of employee stock options	629,009			539					539	
Issue of shares for cash	17,815,945			25,359					25,359	
Share issue expenses				(1,080)					(1,080)	
Shares issued for acquisition of loans	4,451,219			4,501					4,501	
Shares issued in exchange for services rendered	932,857			1,232					1,232	
Net loss for the year							(23,831)		(23,831)	(23,831)
Unearned stock compensation adjustment upon adoption of FAS 123(R)					(338)	338			-	
Stock-based compensation expense					2,038				2,038	
Gain arising from issuance by subsidiary of its own stock					13,745				13,745	
Other comprehensive income, net of tax of nil										
Increase in mark-to-market on listed investments								117	117	117
Foreign currency translation adjustments								1,341	1,341	1,341
BALANCE – JUNE 30, 2006	320,035,078	5,000,000	107	593,596	55,177	-	(502,337)	(43,529)	103,014	(22,373)
Cumulative deferred stripping adjustment (refer Note 2)							(19,964)		(19,964)	
Exercise of employee stock options	174,328			135					135	
Issue of shares for cash	50,132,575			43,580					43,580	
Share issue expenses				(1,086)					(1,086)	
Net loss for the year							(132,842)		(132,842)	(132,842)
Stock-based compensation expense					1,959				1,959	
Other comprehensive income, net of tax of nil										
Increase in mark-to-market on listed investments								46	46	46
Foreign currency translation adjustments								(4,160)	(4,160)	(4,160)
BALANCE – JUNE 30, 2007	370,341,981	5,000,000	107	636,225	57,136	-	(655,143)	(47,643)	(9,318)	(136,956)

Analysis of accumulated other comprehensive loss:	2005	2006	2007
Mark-to-market on listed investments	-	117	163
Foreign /currency translation adjustments	(44,987)	(43,646)	(47,806)
	(44,987)	(43,529)	(47,643)

The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited
Consolidated Statements of Cash Flows
For the years ended June 30

	Notes	2007 $'000	2006 $'000	2005 $'000
Net cash utilized in operating activities		**(2,963)**	**(2,422)**	**(23,788)**
Net loss applicable to common stockholders		(132,842)	(23,831)	(81,789)
Reconciliation to net cash utilized in operating activities:				
Net increase in provision for rehabilitation	19	4,157	2,434	3,760
Depreciation and amortization		24,692	24,776	14,768
Impairment of assets		113,259	3	40,115
Unrealized loss/(gain) on derivative instruments, net		2,638	(16,581)	(7,119)
Unrealized foreign exchange (gains)/losses		(1,818)	6,775	9,277
Unrealized losses on unlisted investments		394	26	-
Loss/(profit) on sale of mining assets		42	(1,017)	(2)
Stock based compensation expense		1,959	2,038	1,002
Change in accruals on post-retirement and other employee benefits		25	1,015	-
Profit on sale of other assets and listed investments		(194)	(71)	(527)
Accretion on the derivative portion of the Senior Convertible Notes		2,203	5,344	5,481
Amortization of debt issuance costs		559	1,546	1,597
Deferred tax provision		(199)	1,674	(6,792)
Equity in loss from associate	16	-	19,943	20,511
Minority interest in (loss)/profit of subsidiary		(23,631)	25	2
Profit on disposition of interest in subsidiaries	4	(12,597)	(20,155)	(18,105)
Net cash flow on disposition of discontinued operation		-	-	(7,582)
Effect of changes in working capital items:				
Receivables		3,399	(5,507)	5,750
Inventories		5,769	(1,345)	(895)
Accounts payable and accrued liabilities (excluding short-term loans)		2,749	(709)	(4,888)
Movement in interest accruals		8,469	2,741	(1,452)
Movement in net taxation liability		(1,996)	(1,546)	3,100
Net cash utilized in investing activities		**(40,407)**	**(30,345)**	**(31,640)**
Additions to mining assets		(38,834)	(40,957)	(24,863)
Proceeds on disposal of mining assets		136	1,114	2,180
Cash paid for acquisition of subsidiaries and for joint venture interest, net of cash acquired	4	-	7,108	-
Additions to investment in associate		-	-	(8,590)
Additions to investments		(2,155)	(1,143)	(849)
Proceeds on sale of other assets and listed investments		523	60	482
Proceeds on disposal of subsidiary, net of cash disposed	4	(77)	3,473	-
Net cash generated in financing activities		**14,990**	**52,644**	**67,441**
Net proceeds from issue of shares		43,715	31,631	65,974
Share issue expenses		(1,086)	(1,080)	(4,305)
Increase/(decrease) in bank overdraft		16,324	(1,039)	(458)
Decrease/(increase) in restricted cash		12,344	(12,344)	-
Long-term loans received		15,456	48,591	10,020
Long-term loans repaid		(71,763)	(13,115)	(3,790)
Net (decrease)/ increase in cash and cash equivalents		**(28,380)**	**19,877**	**12,013**
Effect of exchange rate changes on cash		**(7,178)**	**(1,050)**	**1,619**
Cash and cash equivalents at beginning of year		**54,912**	**36,085**	**22,453**
Cash and cash equivalents at end of year		**19,354**	**54,912**	**36,085**
Income taxes paid		2,392	4,200	9,224
Interest paid		8,151	6,550	7,107

The accompanying notes are an integral part of these Consolidated Financial Statements.

1. NATURE OF OPERATIONS

DRDGOLD Limited ("the Company") was formed in 1895 and is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. The Group (being the Company and its subsidiaries and joint venture) focuses its operations on the West Witwatersrand basin in South Africa, in Papua New Guinea and Fiji.

As at June 30, 2007, the South African operations consist of a 74% interest in each of Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, Crown Gold Recoveries (Pty) Limited, or Crown, and East Rand Proprietary Mines Limited, or ERPM. The Australasian operations consisted of a 78.72% interest in Emperor Mines Limited, or Emperor, which owned Vatukoula in Fiji, Tolukuma in Papua New Guinea and a 20% interest in the Porgera Joint Venture in Papua New Guinea. The Company also had exploration projects in South Africa, Papua New Guinea, Fiji and Australia.

In March 2007, Emperor sold all of its Fijian assets, including Vatukoula. The sale was completed on March 28, 2007. On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007, we sold our entire shareholding in Emperor.

2. CUMULATIVE EFFECT ADJUSTMENT

On July 1, 2006, the Company adopted Emerging Issues Task Force, or EITF, Issue 04-6, "*Accounting for Stripping Costs in the Mining Industry*". EITF Issue 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and that post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of the accounting change reduced opening retained earnings by $20.0 million (net of taxation), eliminated the capitalized deferred stripping balance of $36.1 million, decreased deferred taxation by $10.8 million, increased the value of inventory by $nil and decreased minority interest by $5.3 million. Adoption of the new guidance had no impact on the Company's cash position or net cash from operations.

Prior to July 1, 2006, stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per ton and resulted in capitalization of such stripping costs (deferred stripping) as part of mining assets.

The following is a summary of the cumulative effect adjustment for the change in accounting for deferred stripping costs for the year ended June 30, 2007.

Movements in deferred stripping costs	June 30, 2007 $'000	June 30, 2006 $'000
Opening balance	36,140	26,847
Cumulative effect adjustment	(36,140)	-
Additions	-	12,867
Amortization	-	(3,574)
Closing balance	-	36,140

3. SIGNIFICANT ACCOUNTING POLICIES

The following are accounting policies used by the Group which have been consistently applied as indicated below:

Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company presents its consolidated financial statements in United States Dollars.

Use of estimates
The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires the Group's management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include the collectability of related party receivables, the valuation of deferred tax assets, the impairment of mining assets, and the estimation of environmental rehabilitation, reclamation and closure costs, among others. Actual results could differ from those estimates.

Consolidation
The consolidated financial information includes the financial statements of the Company, its subsidiaries and investments in associates and joint venture. A company which is more than 50% owned by the Group, which the Group controls directly or indirectly, through other subsidiary interests, is classified as a subsidiary. The results of any subsidiary, associate or joint venture acquired or disposed of during the year, are consolidated from the effective date of acquisition and up to the effective date of disposal.

Intra-company transactions and balances are eliminated on consolidation.

Investment in joint venture
Investments in unincorporated mining joint ventures in which the Group has joint control, under a contractual agreement, are reported using the proportionate consolidation method.

Investment in associates
Investments in associates are accounted for by the equity method of accounting. These are entities over which the Group has the ability to exercise significant influence, but which it does not control. The ability to exercise significant influence is presumed where the Group owns more than 20%, but less than 50%, of the voting stock of an investee. The Group's investments in associates are carried in the balance sheet at an amount that reflects its share of the net assets of the associates.

The recoverable amount of the associate, that is the Group's proportionate share of the fair value of the associate, is compared to the carrying value of the associate. If an impairment exists on this basis, a reduction in the carrying value of the associate is recorded to the extent that the carrying value exceeds the fair value.

Equity accounting involves recognizing, in the statement of operations, the Group's share of the associates' profit or loss for the year after tax to the extent of the Group's investment in and advances to its associates.

Goodwill on the acquisition of associates is included in the carrying value of the investment in associates.

Goodwill
Where the excess purchase price of a business acquisition cannot be attributed to assets acquired, including acquired properties and mineral rights, it is included in goodwill and reviewed for impairment in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS No. 142, *"Goodwill and Other Intangible Assets."*

Goodwill is stated at cost less impairment. Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if the Group believes indicators of impairment exist. The performance of the test involves a two step process. The first step of the impairment test involves comparing the fair value of the reporting unit with the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is determined based on estimated future discounted cash flows. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The impairment which is recognized in the statement of operations is measured as the amount by which the carrying amount exceeds the implied fair value of the reporting unit's goodwill.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign currency

The Group's functional currency for the South African operations is the South African Rand, for the Papua New Guinean operations is the Papua New Guinean Kina and for the Fiji operation is the Fiji Dollar. Transactions denominated in currencies other than the functional currency are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in such currencies are translated at the rates applicable at the balance sheet date and profits and losses arising as a result of translating those assets and liabilities to the functional currency are recorded in the statement of operations.

For foreign subsidiaries, whose functional currency is a currency other than the Rand, assets and liabilities are translated using the closing rates at year end, and the statement of operations is translated at average rates. Differences arising on translation are included as a component of other comprehensive loss.

The financial statements are translated by the Company into US Dollars, for the purpose of reporting, in accordance with SFAS No. 52, "*Foreign Currency Translation*," whereby assets and liabilities are translated using the closing rates at year end, the statement of operations is translated at average rates and equity at historical rates. The translation differences arising as a result of converting to US Dollars, using the current exchange rate method, are included as a separate component of stockholders' equity – other comprehensive loss.

Receivables

Receivables consist of amounts owing by external and related parties and include amounts of a long- and short-term nature. Provisions for uncollectible amounts are included in determining net income or loss where a decline in the value of the receivable has occurred. Interest on balances owed to the Group accrues on a daily basis. Interest accrued on impaired balances owed to the Group is not recorded as it is not considered to be recoverable.

Cash and cash equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of the investments, the carrying amounts approximate their fair value.

Non-current unlisted investments

Non-current unlisted investments, in which the Group does not have significant influence or a controlling interest, are carried at acquisition cost. Realized gains and losses are included in determining net income or loss. Impairment losses are included in determining net income or loss where an other than temporary decline in the value of the investment has occurred.

Non-current listed investments

Non-current listed investments, are treated as 'available for sale', and are accounted for at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are included in determining net income or loss.

Inventories

Inventories, comprising gold in process (being gold at the stage of production immediately prior to smelting) and supplies, are stated at the lower of cost and market value. Costs are assigned to inventory on an average cost basis. Costs relating to gold in process comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction, depletion and processing, based on the relevant stage of production. Selling, refining and general administration costs are excluded from inventory valuation.

Non-current inventory comprises ore in stockpiles. These in-process inventories are measured on the absorption cost method and valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs. Costs relating to ore in stockpiles comprise all costs incurred to the stage immediately prior to stockpiling, including costs of extraction and crushing, as well as processing costs associated with ore stockpiles, based on the relevant stage of production.

Exploration costs

Mining exploration costs, including property acquisitions and mineral and surface rights relating to exploration stage properties are expensed as incurred.

Development costs

Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines. Ordinary development costs to maintain production are expensed as incurred.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mining assets
Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets are recorded at cost less accumulated depreciation.

Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, the Group estimates the amortization rate based on actual production over total proven and probable ore reserves of the particular mine. This rate is then applied to actual costs incurred to arrive at the amortization expense for the period. Proven and probable ore reserves of a particular mine reflect estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits that are presently accessible.

Impairment of mining assets
The impairment of long-lived assets is accounted for in terms of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*"

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The asset, or asset group, is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is on a mine-by-mine basis. Therefore the Company makes the analysis on a mine-by-mine basis.

Leased assets
Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments with the related lease obligation recognized at the same amount. Capitalized leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

Deferred stripping costs
Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines.

Prior to July 1, 2006, stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per ton. The average stripping ratio was calculated as the number of tons of waste material expected to be removed during the life of mine per ton of ore mined. The average life of mine cost per ton was calculated as the total expected costs to be incurred to mine the ore body divided by the number of tons expected to be mined. The average life of mine stripping ratio and the average life of mine cost per ton were recalculated annually in the light of additional knowledge and changes in estimates.

Prior to July 1, 2006, the cost of the "excess stripping" was capitalized as mine development costs when the actual mining costs exceeded the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tones multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per ton. When the actual mining costs were below the sum of the adjusted tons mined, being the actual ore tons plus the product of the actual ore tons multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per ton, previously capitalized costs were expensed to increase the cost up to the average. Thus, the cost of stripping in any period was reflective of the average stripping rates for the ore body as a whole.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Deferred stripping costs *(continued)*
Prior to July 1, 2006, capitalized stripping costs were included in the calculations of the impairment tests performed in accordance with the provisions of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long- Lived Assets*". The practice of deferring stripping costs had the effect of amortizing the cost of waste ore removal over the expected life of mine rather than reflecting actual waste ore removal cost incurred in each period presented. Deferred stripping costs deferred and amortized were included in production costs in the consolidated statements of income for the years ended June 30, 2005 and 2006 and deferred stripping costs were reported separately in the consolidated balance sheet as at June 30, 2006.

On July 1, 2006, the Company adopted EITF Issue 04-6, "*Accounting for Stripping Costs in the Mining Industry*". In accordance with the guidance of EITF Issue 04-6, post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalizations of such costs are appropriate only to the extent inventory exists at the end of a reporting period.

The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of the accounting change reduced opening retained earnings by $20.0 million (net of taxation), eliminated the capitalized deferred stripping balance of $36.1 million, decreased deferred taxation by $10.8 million and decreased Minority interest by $5.3 million. Adoption of the new guidance had no impact on the Company's cash position or net cash from operations

Borrowing costs
Interest on borrowings utilized to finance qualifying capital projects under construction is capitalized during the construction phase as part of the cost of the project. Other borrowing costs are expensed as incurred. No borrowing costs were capitalized during the years ended June 30, 2007, 2006 or 2005.

Environmental rehabilitation, reclamation and closure costs
The Group accounts for its obligations associated with the retirement of tangible long-term assets and the associated asset retirement costs in accordance with SFAS No. 143, "*Accounting for Asset Retirement Obligations*," or SFAS No. 143. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

Under SFAS No. 143, accounting for environmental rehabilitation and reclamation obligations requires management to make estimates for each mining operation of the future costs the Group will incur to complete final reclamation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Group. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

In South Africa, annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The funds contributed to the trusts, including income earned thereon, are included under non-current assets.

Revenue
Revenue consists of sales of gold bullion and is recognized when the product is delivered to the relevant refinery, Rand Refinery Limited in South Africa, AGR Matthey in Papua New Guinea (for Tolukuma and Porgera) and AGR Matthey in Fiji (for Vatukoula), at which stage title, including all risks and rewards of ownership, passes from the Group to the buyer.

Once the gold bars reach the refinery, they are assayed to determine the gold content of each bar before being sent for refining where it is purified to 99.9% purity and cast into troy ounce bars of varying weights. The bullion is then sold by the refinery on the same day as the delivery, and the proceeds are remitted to the Group within two to six days.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Derivative instruments

Under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended, all derivative instruments are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchase normal sale exception. On the date a derivative contract is entered into, the derivative can be designated as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. The Group's derivative transactions, while designed to provide effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting. Therefore, any changes in the fair value of derivative instruments are recognized in the statement of operations for each reporting period. Derivative instruments are not entered into for trading purposes.

Pension plans and other employee benefits

Pension plans, which are multi-employer plans, in the nature of defined contribution plans, are funded through annual contributions, which are expensed as incurred.

In addition, the Group makes long-service awards to certain eligible employees, based on both the employee's skill level and years of service with qualified gold mining companies. The obligation is accrued over the service life of the employees and is calculated using a projected credit unit method.

The Group contributes to a defined contribution multi-employer medical fund for current employees and certain retirees on an annually determined contribution basis. No contributions are made for employees retiring after December 31, 1996. The contributions are expensed as incurred.

The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are included in determining net income or loss.

Premium and debt costs

Discounts and underwriting, legal and other direct costs incurred in connection with the issuance of debt are deferred and are amortized, over the period of the debt, to interest expense using the effective interest method.

Taxation

Deferred income and mining taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is raised against deferred tax assets which are not considered more likely than not to be realizable.

Secondary Taxation on Companies (STC)

STC is a tax levied by the South African Revenue Services on dividends declared and becomes payable on declaration of a dividend. STC is expensed when the related dividend is declared.

(Loss)/profit per share

(Loss)/profit per share is calculated based on the net result divided by the weighted average number of shares in issue during the year. Fully diluted (loss)/profit per share is based upon the inclusion of potential dilutive shares with a dilutive effect on (loss)/profit per share. In fiscal 2007, the shares underlying the staff options allocated in terms of the Employee Share Option Scheme, or ESOS, along with the impact on the net (loss)/profit applicable to common stockholders, of $nil, was considered in determining the diluted (loss)/profit per share. In fiscal 2006, the shares underlying the convertible notes and the shares underlying the staff options allocated in terms of the Employee Share Option Scheme, or ESOS, along with their respective impact on the net (loss)/profit applicable to common stockholders, of $5.9 million and $nil, were considered in determining the diluted (loss)/profit per share. In fiscal 2005 the shares underlying the convertible notes and the shares underlying the staff options allocated in terms of ESOS, along with their respective impact on the net (loss)/profit applicable to common stockholders, of $7.8 million and $nil, were considered in determining the diluted loss per share.

In fiscal 2007, 2006 and 2005, losses applicable to common stockholders of $132.8 million, $23.8 million and $81.8 million, respectively, were recorded. As a result of the losses recorded in fiscal 2007, 2006 and 2005, the adjustments were anti-dilutive.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Stock-based compensation plans

At June 30, 2007, the Company has in place an Employee Share Option Scheme, which is described more fully in Note 23. Effective July 1, 2005, the Company adopted SFAS No. 123 (revised 2004), *"Share Based Payment,"* or SFAS No. 123(R). SFAS No. 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements over the employee requisite service period (generally the vesting period of the equity grant) and determined on a fair value based measurement method. The fair values for stock option awards issued to employees are estimated at the date of grant using the Black-Scholes option pricing model.

The Company adopted SFAS No. 123(R) using the modified prospective method. Under this method, compensation cost is recognized (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remained unvested on the effective date.

Previously, the Company accounted for stock option awards using the intrinsic value method in accordance with APB Opinion No. 25, *"Accounting for Stock Issued to Employees"* and related interpretations and disclosure provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation."* The difference between the option strike price and the prevailing market value of the share at grant date was recorded as compensation expense over the vesting period.

The following table illustrates the effect on net (loss)/profit applicable to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to its employee based compensation plan in 2005 (thousands except for earnings per share information):

	Year ended June 30, 2005
Net loss applicable to common stockholders	
- as stated	(81,789)
- add back: stock-based compensation costs included in statement of operations	1,002
- less: total stock-based compensation costs determined under fair value based method	(2,709)
- pro-forma	(83,496)
Basic loss per share	
- as stated (cents)	(32)
- pro-forma (cents)	(32)
Diluted loss per share	
- as stated (cents)	(32)
- pro-forma (cents)	(32)

Discontinued operations

The results of operations of discontinued Group components and gains or losses from their disposal are each presented separately net of tax in the notes to the consolidated financial statements for all periods presented. A Group component is considered a discontinued operation if its operations and cash flows have been or will be eliminated from the ongoing activities of the Group as a result of a disposal transaction, the Group will not have any significant subsequent continuing involvement with the component, and the component can be clearly distinguished, operationally and for financial reporting purposes. If not disposed of by the balance sheet date, to qualify as discontinued operation, a component must also meet the conditions to be classified as held for sale. Net assets of a discontinued Group component classified as held for sale are measured at the lower of its carrying amount or fair value less cost to sell. Gains from the sale of a discontinued Group component are recognized in the period realized and reported separately.

Comparatives

Certain comparatives have been reclassified, where necessary to conform to the current year's presentation.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recent pronouncements

FASB Interpretation No. 48, or FIN 48, "Accounting for uncertainty in income taxes–an interpretation of FASB Statement No. 109"

In July 2006, the FASB issued FIN 48 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with this interpretation firstly requires the determination whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and secondly the position is measured to determine the amount of benefit to be recognized in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

FASB Staff Position, or FSP, No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities", or FSP AIR-1

On September 8, 2006, the FASB has issued FSP AIR-1, which eliminates the accrue-in-advance method of accounting for planned major maintenance activities from the AICPA Audit and Accounting Guide, Audits of Airlines and the guidance is applicable to entities in all industries. As a result of the elimination of the accrue-in-advance method, the Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3) deferral.

The effective date of FSP AIR-1 is an entity's first fiscal year beginning after December 15, 2006, with early adoption permitted so long as it is as of the beginning of the entity's fiscal year. The guidance in FSPAIR-1 should be applied retrospectively, unless it is impracticable to do so. FSP AIR-1 provides additional details on the subject of transition and the disclosures required upon adoption of the FSP. The Group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

Staff Accounting Bulletin, or SAB, No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"

On September 13, 2006, the SEC staff published SAB No. 108, which addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. In addition, SAB No. 108 offers a special "one-time" transition provision for correcting certain prior year misstatements that were uncorrected as of the beginning of the fiscal year of adoption.

SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

Statement of Financial Accounting Standards, or SFAS, No. 157, "Fair Value Measurements"

On September 15, 2006 the FASB issued SFAS No. 157, which provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently reviewing the guidance issued in SFAS No. 157 and has not yet determined the impact of this on its financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recent pronouncements *(continued)*

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)"

On September 29, 2006 the FASB issued Statement SFAS No. 158, which represents the completion of the first phase in the FASB's post-retirement benefits accounting project and requires an entity to:

- recognize in its statement of financial position an asset for a defined benefit post-retirement plan's over funded status or a liability for a plan's under funded status;
- measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year end statement of financial position;
- recognize as a component of accumulated other comprehensive income, net of tax, amounts accumulated at the date of adoption due to delayed recognition of actuarial gains and losses, prior service costs and credits, and transition assets and obligations; and
- expand the disclosure requirements of SFAS No. 132(R) to include disclosure of additional information in the notes to financial statements about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition asset and obligations.

SFAS No. 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with post-retirement benefit plan accounting.

The requirement to recognize the funded status of a defined benefit post-retirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. The Group is currently considering processes to meet the measurement requirements of SFAS No. 158.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115"

On February 15, 2007 the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:
- may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;
- is irrevocable (unless a new election date occurs); and
- is applied only to entire instruments and not to portions of instruments.

SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, "*Fair Value Measurements*". No entity is permitted to apply SFAS No. 159 retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The choice to adopt early should be made after issuance of SFAS No. 159 but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption. SFAS No. 159 permits application to eligible items existing at the effective date (or early adoption date). The Group is currently reviewing the guidance issued in SFAS No. 159 and has not yet determined the impact of this on the financial statements.

4. ACQUISITION AND DISPOSAL OF BUSINESSES

2007 Acquisitions

The Group made no acquisitions during the year.

2007 Disposals

Vatukoula

On December 5, 2006, after an extensive three-month review of Vatukoula, the Company determined that continued mining operations at Vatukoula were no longer economically viable and that the mine would therefore cease production. Pending completion of a strategic review to optimize the value of Vatukoula and other Fijian land holdings, the mine was placed on a care and maintenance program. On March 28, 2007, Emperor disposed of the Vatukoula mine to Westech Gold (Pty) Ltd for A$1.00. Under the agreement, Emperor sold 100% of its shares in its Australasian subsidiaries (Emperor Finance Limited and Emperor Australia Limited) which in turn owned the Fijian assets.

The aggregate carrying value of the assets and liabilities disposed of as part of this transaction were as follows:

	$'000
Cash and cash equivalents	83
Accounts payable and accrued liabilities	(11,353)
Provision for environmental rehabilitation	(1,569)
Net liabilities	(12,839)
Net liabilities	(12,839)
Cash proceeds received	-
Foreign currency translation loss realized	248
Profit realized on disposal of subsidiary	(12,591)
Cash proceeds received	-
Less cash and cash equivalents of entity disposed of	(83)
Net cash flow on disposal of subsidiary	(83)

2006 acquisitions

Emperor Mines Limited

On November 16, 2005, the Company concluded a sale and purchase agreement with Emperor, who held a 100% stake in the Vatukoula mine in Fiji, pursuant to which, on April 6, 2006, Emperor acquired the Company's wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds the Company's Papua New Guinea assets, comprising the 20% interest in the Porgera Joint Venture, the 100% interest in Tolukuma Gold Mines Limited and all of the Company's exploration tenements in Papua New Guinea. The purchase consideration was subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD (Isle of Man) between October 1, 2005, which was the effective date, and April 6, 2006, the date that the transaction was completed. The purchase consideration included 751,879,699 new Emperor shares issued to DRD (Offshore) Limited, or DRD (Offshore), and a cash consideration of $37.3 million payable to DRD (Offshore). After the issue of the new Emperor shares, the Company held 88.27% of Emperor. Subsequently, the Company's shareholding was diluted to 78.72% by June 30, 2006, following a number of share issues in which the Company did not participate.

This transaction was accounted for as a reverse acquisition of Emperor by DRD (Isle of Man). The transfer of DRD (Isle of Man) to Emperor was negotiated in conjunction with the Company obtaining control of Emperor, therefore the sale and purchase transactions could not be separated and are accounted for as one transaction. The transaction has been accounted for by the Company as a partial sale of DRD (Isle of Man) and a partial acquisition of Emperor. Accordingly a profit has been recognized by the Company on the portion of DRD (Isle of Man) sold to minority shareholders. The Company has revalued the assets and liabilities of Emperor to the extent acquired and has revalued the assets and liabilities of DRD (Isle of Man) to the extent that DRD (Isle of Man) was acquired by the minority shareholders at the date of acquisition. The purchase consideration has been determined based on the fair value of the assets transferred to Emperor and the fair value of the additional interest acquired in Emperor.

4. ACQUISITION AND DISPOSAL OF BUSINESSES *(continued)*

2006 acquisitions *(continued)*

The estimated fair value of the assets and liabilities acquired as part of this transaction were as follows:

	$'000
Cash and cash equivalents	3,973
Receivables	811
Inventories	6,246
Mining assets	112,235
Deferred income and mining tax	426
Accounts payable and accrued liabilities	(9,615)
Income and mining taxes payable	(411)
Derivative instruments	(34,417)
Amounts owing to group companies	(7,640)
Post retirement and employee benefits	(519)
Long-term loans	(13,379)
Provision for environmental rehabilitation	(1,017)
Fair value of net assets at date of acquisition	56,693
Attributable share fair value of net assets at date of acquisition (48.75% interest)	27,638
Consideration settled by transfer of assets	(27,638)
Cash and cash equivalents of acquired entity	3,973
Net cash flow on acquisition of subsidiary	3,973
Fair value of subsidiary transferred to Emperor (11.73% interest)	27,638
Historical cost of subsidiary transferred to Emperor (11.73% interest)	(10,438)
Profit realized on disposal of 11.73% interest in subsidiary	17,200

Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited

In November 2005, the Company transferred its 100% interest in Blyvoor and its 40% interest in Crown and ERPM to a newly created subsidiary, DRDGOLD SA. DRDGOLD SA acquired the remaining 60% interest in Crown and ERPM from KBH. DRDGOLD SA then issued new shares to Khumo Gold, representing a 15% interest in DRDGOLD SA. The Company retained an 85% interest in DRDGOLD SA. The transaction was financed by the issuance of $4.8 million (R31.8 million) new Khumo Gold preference shares, to which the Company subscribed. The proceeds from these preference shares were used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe for $0.4 million (R2.7 million) new preference shares in Crown, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million). The net effect of these transactions was that the Group acquired 60% of Crown and ERPM.

The estimated fair value of the assets and liabilities of Crown Gold Recoveries (Pty) Limited acquired as part of this transaction were as follows:

	$'000
Cash and cash equivalents	1,710
Receivables	1,482
Inventories	2,597
Mining assets	20,340
Non-current assets	1,325
Accounts payable and accrued liabilities	(7,362)
Income and mining taxes payable	(21)
Amounts owing to group companies	(3,982)
Post retirement and employee benefits	(2,259)
Provision for environmental rehabilitation	(13,830)
Fair value of net assets at date of acquisition	-
Attributable share of fair value of net assets at date of acquisition (60% interest)	-
Consideration	-
Cash and cash equivalents of acquired entity	1,710
Net cash flow on acquisition of subsidiary	1,710

4. ACQUISITION AND DISPOSAL OF BUSINESSES *(continued)*

2006 acquisitions *(continued)*

The estimated fair value of the assets and liabilities of East Rand Proprietary Mines Limited acquired as part of this transaction were as follows:

	$'000
Cash and cash equivalents	1,425
Receivables	2,288
Inventories	999
Mining assets	7,859
Non-current assets	426
Accounts payable and accrued liabilities	(9,959)
Amounts owing to group companies	3,269
Provision for environmental rehabilitation	(6,307)
Fair value of net assets at date of acquisition	-
Attributable share of fair value of net assets at date of acquisition (60% interest)	-
Consideration	-
Cash and cash equivalents of acquired entity	1,425
Net cash flow on acquisition of subsidiary	1,425

For information purposes only, the following unaudited pro forma financial data reflects the consolidated results of operations of the Company as if the above business combinations had taken place on July 1, 2005 and on July 1, 2004, respectively:

	Year ended June 30, 2006 $'000	Year ended June 30, 2005 $'000
Revenue	250,066	243,107
Net loss from continuing operations before cumulative effect of accounting change	(53,387)	(29,311)
Cumulative effect of accounting change	-	-
Profit/(loss) from discontinued operation, net of taxes	(17,478)	(40,842)
Net loss applicable to common stockholders	(70,865)	(70,153)
Basic loss per share (cents)	(23)	(27)
Diluted loss per share (cents)	(23)	(27)
Weighted average number of shares issued	310,565,826	257,695,796

The pro forma information is not indicative of the results of operations that would have occurred had these business combinations been consummated on July 1, 2005 and on July 1, 2004, respectively. The information is not indicative of the group's future results of operations.

4. ACQUISITION AND DISPOSAL OF BUSINESSES *(continued)*

2006 disposals

Stand 752 Parktown Extension (Pty) Limited
In September 2005, the Company sold Stand 752 Parktown Extension (Pty) Limited for R4.0 million ($0.6 million).

The aggregate carrying value of the assets and liabilities disposed of as part of this transaction were as follows:

	$'000
Land and buildings	520
Accounts payable and accrued liabilities	(2)
Net assets at date of disposal	518
Net assets at date of disposal	518
Cash proceeds received	623
Profit realized on disposal of subsidiary	105

2005 acquisitions

Emperor Mines Limited
On July 30, 2004, the Company's offer to the shareholders of Emperor Mines Limited, or Emperor, closed with the Company having received acceptances from Emperor's shareholders representing approximately 25.55% of Emperor's issued share capital, thereby increasing the Company's shareholding in Emperor from 19.78% to 45.33%. Accordingly, the Company issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of the Company's shares on the date issued. Share issue and transaction costs associated with the offer amounted to $1.7 million.

The estimated fair value of the assets and liabilities acquired as part of this transaction were as follows:

	$'000
Cash and cash equivalents	1,187
Receivables	426
Inventories	2,174
Mining assets	20,034
Deferred borrowing costs	189
Deferred income and mining tax	59
Accounts payable and accrued liabilities	(2,698)
Short-term portion of long-term loans	(815)
Income and mining taxes payable	(37)
Long-term loans	(3,530)
Provision for environmental rehabilitation	(385)
Fair value of attributable net assets at date of acquisition (25.55% interest)	16,604
Attributable net assets at date of acquisition (25.55% interest)	7,133
Excess paid over net asset value	9,471
Costs on acquisition	1,702
Consideration	18,306
Settled by way of shares issued	16,604
Settled by way of cash	1,702
	18,306

The fair value of the 6,612,676 no par value shares issued was $16.6 million, determined based on the prevailing market value of DRDGOLD Limited shares on June 10, 2004 (refer Note 21), in final settlement of the purchase price determined on July 30, 2004.

The excess paid over the net asset value of Emperor relates to the fair value adjustment of the mining assets in Emperor.

4. ACQUISITION AND DISPOSAL OF BUSINESSES *(continued)*

2005 disposals

North West Operations
On March 3, 2005, the Company entered into a 60-day review period at the North West Operations due to continuing losses at these operations. The purpose of this 60-day review period was to assess whether these operations could be restored to break-even.

On March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the No. 5 Shaft of the North West Operations was closed. There was continuing seismic activity in the area and on March 16, 2005, the Company closed the No. 2 Shaft because of concerns for the safety of the employees.

On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited (which owns the North West Operations), which order was granted on the same day.

The aggregate carrying value of the assets and liabilities disposed of as part of this transaction were as follows:

	$'000
Cash and cash equivalents	317
Receivables	2,645
Inventories	1,854
Mining assets	-
Non-current assets	18,672
Accounts payable and accrued liabilities	(21,590)
Provision for environmental rehabilitation	(19,649)
Net liabilities	(17,751)
100% thereof	17,751
Cash proceeds received	-
Costs incurred on disposal	(7,265)
Foreign currency translation gain realized	7,619
Profit realized on disposal of subsidiary	18,105
Cash proceeds received	-
Costs incurred on disposal	(7,265)
Less cash and cash equivalents of entity disposed of	(317)
Net cash flow on disposal of subsidiary	(7,582)

5. RELATED PARTY TRANSACTIONS

The Company has related party relationships with its affiliates and with its directors and senior management.

All contracts with related parties for the supply of goods and services are approved in accordance with the Company's procurement policies. The contract terms are compared to similar suppliers of goods and services to benchmark that the contract is on market related terms.

Transactions with Directors

Dr. M. P. Ncholo, chairman of Khumo Bathong Holdings (Pty) Limited, or KBH, was also a Non-Executive Director of the Company until October 25, 2005. Dr. M. P. Ncholo earned $52,851 in board and other fees from the Company during the year ended June 30, 2006 (2005: $49,439).

During fiscal 2004, financial assistance was provided by ERPM, the Company's then 40% associate company with KBH, to the family of Dr. M. P. Ncholo, with regards to funeral expenses relating to the death of a family member who was a temporary employee of ERPM. In terms of ERPM's practice, the funds were advanced on compassionate grounds to assist the family with costs associated with the funeral. This amounted to $12,441. In fiscal 2006, this amount was written off in the accounts of ERPM.

On June 26, 2006, the Emperor board approved a loan of A$0.4 million ($0.3 million) to Mr. B. Gordon, the Chief Executive Officer of Emperor, to acquire 1,000,000 shares in Emperor. The approval of the loan was subject to approval by shareholders at Emperor's Special General Meeting held in August 2006. The loan was approved by shareholders at this Special General Meeting. The loan is repayable over 5 years, with 25% of any gross bonus paid to Mr. B. Gordon being directed as a loan repayment until such time as the loan is repaid in full. The loan was entered into on an arm's-length basis and on market related terms and bears interest at the ANZ Bank published bank bill rate plus 1% per annum.

Transactions with subsidiaries and associates

During the year ended June 30, 2007, the Company earned $nil (2006: $1.6 million and 2005: $0.5 million) in management fees from Crown, $nil (2006: $1.6 million and 2005: $0.5 million) in management fees from ERPM and $nil (2006: $1.6 million and 2005: $1.9 million) in management fees from Blyvoor. In fiscal 2007 the Company also earned $2.8 million in management fees from DRDGOLD SA and $2.8 million (2006: $4.8 million) in management fees from DRD (Offshore). No dividends were received from subsidiaries or associates in fiscals 2007, 2006 or 2005.

At June 30, 2006, KBH owed the Company $nil (2005: $1.2 million). Interest amounting to $0.1 million (2005: $0.1 million) was payable to the Company on the loan to KBH for the year ended June 30, 2006. No interest income on the loan was recorded as it was not considered to be recoverable.

On July 11, 2005, Emperor finalized an A$10.0 million ($7.6 million) Convertible Loan facility with the Company. The Company advanced these funds to Emperor in July 2005. The Convertible Loan facility carried an interest rate of 9% per annum and was repayable by December 31, 2007. The facility was convertible, at any time, at the Company's election into fully paid shares of Emperor at conversion price equal to the lower of A$0.30 ($0.23) per share or the 45 day volume weighted average price of Emperor shares on ASX prior to the date of conversion. The outstanding balance on this loan at June 30, 2006 was eliminated on consolidation. The Convertible Loan facility was repaid on August 17, 2007.

Rand Refinery agreement

On October 12, 2001, the Group entered into an agreement with Rand Refinery Limited, or Rand Refinery, for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the Group's gold and casts it into troy ounce bars. Then, Rand Refinery sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the Group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr. D.J. Pretorius, the CEO DRDGOLD SA, is also a Director of Rand Refinery and is a member of their Audit Committee. The Group currently owns 4% (2006: 4%) of Rand Refinery (which is jointly owned by South African mining companies). During the year, all gold produced in South Africa was refined by Rand Refinery and as at year-end no balances owed by or to this entity.

5. RELATED PARTY TRANSACTIONS *(continued)*

Corporate advisory services
On November 13, 2006, DRDGOLD SA approved a corporate advisory service agreement with Bonami Fraser (Pty) Limited, of which Mr. P W. Judge is a director. Mr. P. W. Judge (corporate adviser to Khumo Gold) through the Richmond Trust has an indirect shareholding of 18.75% in Khumo Gold, which owns 20% of DRDGOLD SA. The agreement provides for a monthly retainer of R85,000 ($11,775), a success fee payable on the successful completion of the Top Star Dump transaction of R275,000 ($38,095) and a success fee payable upon signing of the 11% Khumo Gold option agreement of R475,000 ($65,800). This corporate advisory service agreement has since expired.

Success fee payable to KBH
On November 27, 2006, the company provided the following undertaking to KBH:
  (1) that against KBH interacting with the DME at the appropriate level, on behalf of the Company to acquire the licenses and entitlements, below; and
    (a) upon the issuance of an appropriate and valid authority to Blyvoor to treat and dispose of the No. 2 rock dump, that the Company shall pay to KBH a success fee of R0.5 million ($0.1 million); and
    (b) upon the issuance of an appropriate and valid authority to Crown to treat the 3L2 Dump, that the Company shall pay to KBH a success fee of R0.5 million ($0.1 million); and
  (2) that in respect of the Top Star Dump and in consideration of:
    (a) Dr. M. P. Ncholo paving the way for the conclusion of the Top Star Dump transaction by obtaining a commitment from Mr. R. M. Godsell, CEO of Anglo Gold Ashanti personally to sell it to DRDGOLD SA; and
    (b) KBH interacting with the DME and government generally (including the Department of Arts and Culture) to procure the issuance of a mining authorization for the Top Star Dump, and the removal of such administrative hindrances as may otherwise inhibit the mining of the Top Star Dump (e.g. the declaration to bestow heritage status to the site), payable on the granting of the license and the removal of the restriction to mine, the Company shall pay to KBH a success fee of R2.0 million ($0.3 million) payable upon the issuance of an appropriate and valid authority to Crown to mine the Top Star Dump, that is not inhibited by any other administrative conduct.

Western Areas Limited
Western Areas Limited was also a related party because Mr. R.A.R Kebble, a director of Western Areas Limited, was also a director of the Company.

On or about October 9, 2001, the Company concluded a contract of guarantee and cession as security for payment with Investec Bank Limited, or Investec. Under the terms of this agreement, the Company agreed to guarantee Western Areas Limited's, or WAL's, obligations to Investec up to the value of the Sale Shares (being ordinary shares of Randgold, JCI and CAM acquired by the Company between December 14, 1999 and January 11, 2000). Also, the Company ceded the Sale Shares, as security, to and in favor of Investec allowing Investec to sell the Sale Shares in the event that WAL defaulted.

On or about September 26, 2001, the Sale Shares were ceded to Investec and WAL granted the Company a put option in respect of the Sale Shares at a total price of at least R116.4 million ($13.3 million). CAM and JCI undertook to apply all dividends received from WAL in respect of their shareholdings to the reduction of all amounts owed by them to the Company. The parties agreed that the monthly option fee would be payable to exercise their rights under the call option for the duration of the Company's guarantee and cession and agreed that if Investec exercised its rights under that guarantee, the rights of CAM and JCI under the call option would terminate.

The option fee payable to the Company by CAM and JCI for the period of November 2001 up to December 13, 2001 amounted to R21.6 million ($2.0 million) plus VAT in the amount of R3.0 million ($0.3 million) plus interest in the amount of R1.7 million ($0.2 million) at the prescribed rate of 15.5% per annum from January 25, 2001 to the date of payment.

On December 13, 2001, the Company invoiced JCI on behalf of JCI and CAM in these amounts. On December 14, 2001, the Company made a demand on CAM and JCI for the amount of R32.8 million ($3.0 million). On December 24, 2001, the Company's attorney's made demands on CAM and JCI for the same amount. The Company instituted legal proceedings against JCI and CAM for the recovery of these amounts. The matter was heard on August 30, 2004. At this date partial settlement of certain small claims related to the larger JCI and CAM claim, to the value of R2.4 million ($0.4 million), was awarded by the High Court of South Africa, however the Company had provided in full in the financial year ended June 30, 2002, for the balance outstanding by CAM against the probable bad debt. Refer Note 10.

5. RELATED PARTY TRANSACTIONS *(continued)*

On October 21, 2004, the High Court of South Africa ordered JCI and CAM to pay the Company an amount of R35.7 million ($5.5 million), plus interest and costs, including the costs of two counsel. JCI's and CAM's counterclaim to recover the earlier part-payment was also dismissed with costs. JCI and CAM made an application to the High Court of South Africa for leave to appeal, which was rejected. In March 2005, the Company received a payment of R37.3 million ($6.6 million) in settlement of all claims. Of this amount R31.5 million ($5.1 million) was recorded as a reversal of the doubtful debt allowance in the statement of operations and R5.8 million ($1.5 million) was recognized as interest income.

Mr. C. Press loan
During fiscal 2003, Mr. C. Press, a director of Net-Gold Services (Pty) Limited, or Net-Gold, a consolidated subsidiary, loaned an amount of US$24,946 to Net-Gold. This loan is interest free, unsecured and has no fixed terms of repayment. The funds were used for short-term working capital advances. The loan was repaid during fiscal 2007.

Issue of shares to KBH
KBH subscribed for 4,794,889 of the Company's ordinary shares for a cash subscription price of $6.8 million during the year ended June 30, 2003. These shares were sold by KBH in fiscal 2005.

6. EMPLOYMENT TERMINATION COSTS

	Year ended June 30, 2007 $'000	Year ended June 30, 2006 $'000	Year ended June 30, 2005 $'000
Emperor (a)	419	-	-
Tolukuma (b)	138	-	-
Blyvoor Mine(c)	-	-	3,051
Other (d)	130	153	1,150
	687	153	4,201

(a) In an effort to reduce corporate costs at Emperor, retrenchments were made at Emperor's corporate head office during fiscal 2007. Retrenchment costs for these employees amounted to $0.4 million. No balance was outstanding with regards to these payments as at June 30, 2007.

(b) Retrenchment costs at Tolukuma amounted to $0.1 million. No balance was outstanding with regards to these payments as at June 30, 2007.

(c) On June 28, 2004, the company entered into a 60-day review period at Blyvoor designed to restore the operations to profitability. The 60-day review was extended to September 13, 2004. On October 5, 2004, 1,619 employees were retrenched at a cost of $3.1 million. No balance was outstanding with regards to these payments as at June 30, 2005.

(d) In fiscal 2007, one employee at the Company's corporate head office was retrenched at a cost of $0.1 million. No balance was outstanding with regards to this payment as at June 30, 2007.

In fiscal 2006, four employees that had been seconded to the Company's North West Operations were retrenched at a cost of $0.2 million. No balance was outstanding with regards to these payments as at June 30, 2006.

In an effort to reduce corporate costs, retrenchments were made at the Company's corporate head office during fiscal 2005. Retrenchment costs for 20 employees amounted to $1.2 million. No balance was outstanding with regards to these payments as at June 30, 2005.

7. IMPAIRMENT OF ASSETS

	Year ended June 30, 2007 $'000	Year ended June 30, 2006 $'000	Year ended June 30, 2005 $'000
Mining assets			
- Tolukuma (a)	9,001	-	-
- Durban Deep Mine (b)	-	-	664
Other assets	3	3	-
	9,004	3	664

(a) During fiscal 2007, the mining assets of Tolukuma were written down by $9.0 million to $1.6 million, being the estimated fair value of these assets. Losses incurred by Tolukuma during fiscal 2007 indicated that the related carrying amount of its mining assets may not be recoverable. The fair value of Tolukuma's mining assets was determined using a traditional present value technique, based on the estimated remaining cash flows computed at a discount.

(b) During fiscal 2005, real estate located at the Durban Deep Mine was written down by $0.7 million to $2.2 million, being the estimated fair value of these assets. The Company had negotiated the sale of this real estate and the fair value was determined during those negotiations.

8. DEFERRED INCOME AND MINING TAX

	Year ended June 30, 2007 $'000	Year ended June 30, 2006 $'000	Year ended June 30, 2005 $'000
(Loss)/profit from continuing operations before tax and other items			
South Africa	5,989	(11,630)	(33,233)
Foreign	(42,170)	10,183	(7,465)
	(36,181)	(1,447)	(40,698)
(a) Income and mining tax expense			
Current income and mining tax			
Foreign	(216)	26	-
Current non-mining income tax			
South Africa	(38)	621	(263)
Foreign		-	24
Deferred income and mining tax			
Foreign	728	(121)	(8)
Secondary tax on companies	(64)	-	-
Total income and mining tax benefit/(expense) from continuing operations	410	526	(247)

Mining tax on mining income in South Africa is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 10% (before October 1, 2007 12.5%). In 1993, all existing gold mining companies had the option to elect to be exempt from STC.

If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2007, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 45% (2006:45% and 2005: 46%) and 37% (2006: 37% and 2005: 38%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were 35% (2006: 35% and 2005: 37%) and 29% (2006: 29% and 2005: 30%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 45% for mining income and 37% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 35% tax on mining income and 29% for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC. The tax rate for all the Australasian operations is 30%.

8. DEFERRED INCOME AND MINING TAX *(continued)*

South African deferred taxation has been provided at the effective mining rate applicable in terms of the mining tax formula to the relevant operations at either 35% or 45% (2006:35% or 45% and 2005: 37% or 46%), while the Australasian deferred tax has been provided at the statutory tax rate of 30% (2006 and 2005: 30%). Material items causing the Group's income tax provision from continuing operations to differ from the estimated effective mining tax rates were as follows:

	Year ended June 30, 2007 $'000	Year ended June 30, 2006 $'000	Year ended June 30, 2005 $'000
Mining tax at estimated effective rate	(2,241)	(596)	4,686
Non-mining tax at statutory rate	101	(25,883)	6,855
Foreign tax at statutory rates	12,651	29,452	1,571
Taxation at normal rates	10,511	2,973	13,112
Non-deductible expenditure	(11,105)	(5,855)	(4,688)
Non-taxable income	38,920	3,582	1,626
Additional tax expense relating to the prior year	-	(251)	(212)
Valuation allowances	(37,916)	77	(10,085)
Income and mining tax benefit/(expense) as reported	410	526	(247)

(b) Deferred income and mining tax liabilities and assets:	June 30, 2007 $'000	June 30, 2006 $'000
South Africa		
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2007 and 2006, relate to the following:		
Gross deferred income and mining tax liabilities:		
Mining assets	(34,034)	(29,902)
Gross deferred income and mining tax assets:	117,963	127,997
Assessable tax loss carried forward	29,115	30,610
Unredeemed capital expenditure	77,807	74,412
Provision for environmental rehabilitation	11,859	10,932
Other provisions	(818)	12,043
Deferred income and mining tax valuation allowances	(83,929)	(98,095)
Deferred income and mining tax assets	-	-
Net deferred income and mining tax liability – long-term	236	(2,813)
Net deferred income and mining tax (liability)/asset – current	(236)	2,813

8. DEFERRED INCOME AND MINING TAX *(continued)*

	June 30, 2007 $'000	June 30, 2006 $'000
Australasia		
Deferred income and mining tax liabilities and assets on the balance sheet		
as of June 30, 2007 and 2006, relate to the following:		
Gross deferred income and mining tax liabilities:	(6,591)	(17,416)
Mining assets	(4,067)	(15,018)
Inventories	(2,524)	(2,398)
Other	-	-
Gross deferred income and mining tax assets:	101,636	4,759
Assessable tax loss carried forward	98,078	-
Provision for environmental rehabilitation	3,558	4,611
Other provisions	-	148
Deferred income and mining tax valuation allowances	(98,078)	-
Deferred income and mining tax liabilities	(3,033)	(12,657)
Net deferred income and mining tax liability – long-term	(509)	(10,407)
Net deferred income and mining tax asset/(liability) – current	(2,524)	(2,250)
Total		
Deferred income and mining tax liabilities and assets on the balance sheet		
as of June 30, 2007 and 2006, relate to the following:		
Gross deferred income and mining tax liabilities:	(40,625)	(47,318)
Mining assets	(38,101)	(44,920)
Inventories	(2,524)	(2,398)
Other	-	-
Gross deferred income and mining tax assets:	219,599	132,756
Assessable tax loss carried forward*	127,193	30,610
Unredeemed capital expenditure	77,807	74,412
Provision for environmental rehabilitation	15,417	15,543
Other provisions	(818)	12,191
Deferred income and mining tax valuation allowances	(182,007)	(98,095)
Deferred income and mining tax liabilities	(3,033)	(12,657)
Net deferred income and mining tax liability – long-term	(273)	(13,220)
Net deferred income and mining tax asset – current	(2,760)	563

* Included in assessable tax loss carried forward are assessable capital losses of $17.6 million for fiscal 2007 and $0.3 million for fiscal 2006.

The classification of deferred income and mining tax assets and liabilities is based on the related asset or liability creating the deferred tax. Valuation allowances have been provided on deferred tax assets arising out of assessed losses and unredeemed capital expenditure because it is more likely than not that these losses and unredeemed capital expenditures will not be utilized in the foreseeable future.

The valuation allowance was $96.4 million as of July 1, 2004. During the years ending June 30, 2007, 2006 and 2005, the valuation allowance increased by $83.9 million, increased by $67.6 million and decreased by $65.9 million, respectively. These movements include foreign exchange differences.

8. DEFERRED INCOME AND MINING TAX *(continued)*

As at June 30, 2007 and June 30, 2006 the Group had estimated tax losses carried forward consisting of:

| | Tax losses | | Unredeemed Capital Expenditure | |
	2007 $'m	2006 $'m	2007 $'m	2006 $'m
The Company	22.9	14.4	18.6	18.1
South African subsidiaries	64.4	75.0	205.1	193.2
Australasian subsidiaries	326.9	-	-	-
Total	414.2	89.4	223.7	211.3

The estimated tax losses of the Company and its subsidiaries have no expiry date. Should a subsidiary cease to trade, the estimated tax losses would be forfeited. Included in the estimated tax losses carried forward are estimated capital losses of $59.1 million for fiscal 2007 and $1.7 million for fiscal 2006.

Unremitted earnings of foreign subsidiaries and foreign joint ventures

No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or the joint venture because it is expected that such earnings will be permanently reinvested in these foreign entities.

The distribution of these undistributed earnings of $1.3 million at June 30, 2007, by DRD (Isle of Man), in Isle of Man, Porgera and Tolukuma in Papua New Guinea and Vatukoula in Fiji, and other foreign entities would result in income and foreign withholding taxes of approximately $0.4 million.

9. LOSS FROM DISCONTINUED OPERATIONS

An extensive three-month review of the Vatukoula mine was completed in early December 2006. The results of the review concluded that continuation of the current mine plan was no longer economically viable. On December 5, 2006 mining ceased, and the mine was closed and placed on care and maintenance.

As a result of the permanent cessation of the Fijian operations by Emperor, the Vatukoula mine was classified as discontinued in December 2006. The Group's consolidated statements of operations for the years ending June 30, 2006 and June 30, 2005 have been adjusted to reflect this presentation.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. Total consideration for the transaction was $255.0 million, including an additional adjustment amount, which was paid in cash. The effective date of the transaction was April 1, 2007. From this date the Group's 20% interest in the Porgera Joint Venture has been disclosed as held for sale and has been classified as discontinued. The Group's consolidated statements of operations for the years ending June 30, 2006 and June 30, 2005 have been adjusted to reflect this presentation.

The results of Buffelsfontein Gold Mines Limited from July 1, 2004 to March 22, 2005 and the gain on disposal are reported as discontinued operations.

Refer to Note 4 for a more detailed discussion on these discontinued operations.

9. LOSS FROM DISCONTINUED OPERATIONS *(continued)*

The operating results for the discontinued operations are as follows:

	Year ended June 30, 2007 $'000	Year ended June 30, 2006 $'000	Year ended June 30, 2005 $'000
Revenues	62,056	67,431	164,331
Loss before tax	(132,652)	(1,140)	(32,921)
Income and mining tax expense	(647)	(3,825)	(5,515)-
Equity in loss from associate	-	(15,442)	(20,511)
Loss after tax	(133,299)	(20,407)	(58,947)
Minority interest	15,977	906	-
Net loss	(117,322)	(19,501)	(58,947)
The gain on disposal of the discontinued operations is as follows:			
Costs recovered/(incurred) on disposal	6	2,850	(7,265)
Net liabilities disposed of	12,839	-	17,751
Foreign currency translation (loss)/gain realized	(248)	-	7,619
Gain on disposal of discontinued operations	12,597	2,850	18,105
The loss from discontinued operations is made up as follows:			
Loss after tax	(117,322)	(19,501)	(58,947)
Gain on disposal of discontinued operations	12,597	2,850	18,105
Income tax	-	(827)	-
Loss from discontinued operations, net of tax	(104,725)	(17,478)	(40,842)

10. RECEIVABLES

	June 30, 2007 $'000	June 30, 2006 $'000
Trade accounts receivable	7,713	12,383
Less: allowances for doubtful debts – trade accounts receivable	(1,898)	(1,526)
Interest receivable	22	-
Taxation receivable	221	1
Current receivables	6,058	10,858
Non-current receivables		
Amounts owing by related parties (a)	746	726
Less: allowances for doubtful debts – related parties	(746)	(726)
Total receivables	6,058	10,858
Disclosed as current receivables	6,058	10,858
Disclosed as current receivables owing by related parties	-	-
	6,058	10,858

10. RECEIVABLES *(continued)*

Reconciliation of allowances for doubtful debts – related parties	June 30, 2007 $'000	June 30, 2006 $'000	June 30, 2005 $'000
Opening balance	726	789	5,865
Credit to statement of operations	-	-	(5,067)
Foreign exchange	20	(63)	(9)
Closing balance	746	726	789

Reconciliation of allowances for doubtful debts – trade accounts receivable	June 30, 2007 $'000	June 30, 2006 $'000	June 30, 2005 $'000
Opening balance	1,526	932	93
Charge to statement of operations	324	757	907
Foreign exchange	48	(163)	(68)
Closing balance	1,898	1,526	932

(a) Amounts owing by KBH arising from the sale of 60% of Crown. These loans were fully provided for in fiscal 2005.

11. INVENTORIES

	June 30, 2007 $'000	June 30, 2006 $'000
Gold-in-progress	4,505	17,144
Supplies	10,863	11,571
Ore stock pile	-	30,159
	15,368	58,874
Less: non-current inventories (Ore stock pile)	-	(30,159)
	15,368	28,715

12. ASSETS AND LIABILITIES HELD FOR SALE

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. Total consideration for the transaction was $255.0 million, including an additional adjustment amount, which was paid in cash. The effective date of the transaction was April 1, 2007.

The Group's consolidated loss includes nine months (July 1, 2006 to March 31, 2007) of operating results from our 20% interest in the Porgera Joint Venture and excludes all Porgera Joint Venture operational transactions post March 31, 2007.

The sale was approved by the Company's shareholders and Emperor shareholders at the extraordinary general meetings held on July 27 and July 30, 2007 respectively. The transaction was subsequently completed on August 17, 2007.

At June 30, 2007, as the sale was announced and not completed, the Group's 20% interest in the Porgera Joint Venture has been disclosed as held for sale, comprising assets held for sale of $78.5 million and liabilities held for sale of $18.3 million.

Mining property of $2.1 million, being the DRDGOLD mine village is presented as held for sale following the decision of the group's management on January 13, 2006 to sell this disposal group as part of the closure of the old Durban Deep mine. A sale was expected by June 30, 2007, however due to circumstances beyond the company's control the sale has been postponed and is expected to be competed by June 30, 2008. The company remains committed to its plan to sell this disposal group.

The disposal groups are carried at the lower of lower of its carrying amount or fair value less cost to sell.

	June 30, 2007	June 30, 2006
Assets classified as held for sale		
Mining assets	31,721	2,063
Inventories	46,095	-
Receivables	2,490	-
Cash and cash equivalents	340	-
	80,646	2,063
Liabilities classified as held for sale		
Accounts payable and accrued liabilities	(8,689)	-
Provisions for environmental rehabilitation, reclamation and closure costs	(8,704)	-
Long-term loans	(872)	-
	(18,265)	-

13. MINING ASSETS

	June 30, 2007 $'000	June 30, 2006 $'000
Mining properties and development	119,497	141,217
Mine plant facilities	101,743	134,447
Equipment and vehicles	31,088	28,170
Decommissioning asset	5,344	8,116
Deferred stripping	-	74,256
	257,672	386,206
Accumulated depreciation and amortization	(163,562)	(132,692)
Net book value	94,110	253,514

Certain assets, with a net book value of $10.3 million (2006: $99.8 million), have been pledged as security for long-term borrowings. Refer to Note 20.

14. NON-CURRENT ASSETS

	June 30, 2007 $'000	June 30, 2006 $'000
Listed investments (a)	289	209
Drillsearch Energy Limited	286	203
Startrack Communications Limited	3	6
Unlisted investments (b)		
Rand Refinery Limited	791	769
Amounts contributed to environmental trust funds (c)	10,708	8,306
	11,788	9,284

(a) These investments are classified as available for sale, and are accounted for at fair value with unrealized gains and losses related to these investments included in accumulated other comprehensive loss as summarized below for each year ended June 30:

	June 30, 2007 $'000	June 30, 2006 $'000
Gross unrealized holding gains	46	117

Realized gains of $0.2 million, $0.1 million and $0.5 million were recorded in fiscal 2007, fiscal 2006 and fiscal 2005 respectively.

(b) Unlisted investments comprise investments in various unlisted companies, the fair value of which is not directly available from market quotations. The directors of the Company perform valuations of the investments on an annual basis to ensure that an other than temporary decline in the value of the investments has not occurred.

(c) Amounts have been contributed to irrevocable trusts under the Company's control. The monies in the trust are invested primarily in interest bearing debt securities and equity-linked unit trusts and may be used only for environmental rehabilitation purposes.

15. JOINT VENTURE

The unincorporated mining joint venture for which the statement of operations and balance sheet has been proportionately consolidated is as follows:

	2007 percentage held	2006 percentage held
Porgera Joint Venture	20%	20%

The Group acquired its 20% interest in the Porgera Joint Venture in Papua New Guinea on October 14, 2003.

Together with Barrick and Mineral Resources Enga, DRD (Porgera) Limited, was a participant in the Porgera Joint Venture. Each joint venture partner had an undivided holding in the mineral tenements forming part of the mine, and in a proportionate share of the mine's production and costs, through a joint venture agreement. Each joint venture partner was responsible for the sale of their proportionate share of production.

15. JOINT VENTURE (*continued*)

The summarized financial statements of DRD (Porgera) Limited reflect the revenue received for their 20% share of production at the mine, as well as administrative costs, including depreciation and amortization, and taxation incurred by DRD (Porgera) Limited, in addition to their proportionate share of the costs incurred by the joint venture.

On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick. The legal effective date of the transaction was April 1, 2007. Summarized financial statements of DRD (Porgera) Limited for the nine months to March 31, 2007 and fiscal 2006, including the joint venture which has been proportionately consolidated, are as follows:

	March 31, 2007 $'000	June 30, 2006 $'000
Statement of operations		
Revenues	45,272	64,925
Costs and expenses	(32,842)	(39,302)
Production costs	(37,157)	(35,685)
Movement in gold in process	4,315	(1,877)
Movement in rehabilitation provision, reclamation and closure costs	-	(1,740)
Other operating expenses		
Depreciation and amortization	(1,825)	(8,511)
Selling, administration and general charges	(5,758)	(9,169)
Net operating income	4,847	7,943
Interest and dividends	109	69
Interest expense	(3,049)	(1,092)
Profit before tax	1,907	6,920
Income and mining tax expense	(647)	(4,093)
Net profit	1,260	2,827
Balance sheet		
Current assets	14,375	25,847
Cash and cash equivalents	340	9,206
Receivables	2,490	2,201
Receivables owing by group companies	-	3,075
Inventories	11,545	11,365
Mining assets	29,602	48,519
Other assets		
Non-current inventories	34,550	30,149
Total assets	78,527	104,515
Current liabilities	(8,689)	(13,136)
Accounts payable and accrued liabilities	(8,689)	(9,466)
Payables owing to group companies	-	-
Income and mining taxes payable	-	(3,670)
Non-current liabilities	(9,576)	(37,758)
Deferred income and mining tax	-	(8,831)
Provisions for environmental rehabilitation, reclamation and closure costs	(8,704)	(7,601)
Long-term loans	(872)	(21,326)
Net assets	60,262	53,621

16. INVESTMENTS IN ASSOCIATES

The associates were:		June 30, 2005
	Country of incorporation	**percentage held**
Emperor Mines Limited	Australia	45.33%
Crown Gold Recoveries (Pty) Limited	South Africa	40.00%

	June 30, 2007 $'000	June 30, 2006 $'000	June 30, 2005 $'000
Opening carrying amount	-	15,442	
Acquired during the year	-	4,501	
Net share of results in associates	-	(15,442)	
Share of results before tax	-	(15,142)	
Share of tax	-	(300)	
Foreign exchange	-	-	
Impairment of investment in associates	-	(4,501)	
Closing carrying amount	-	-	
Equity in loss from associates (included in discontinued operations in fiscals 2006 and 2005, refer to Note 9)	-	(15,442)	(7,231)
Impairment of investment in associates (included in discontinued operations in fiscal 2005, refer to Note 9)	-	(4,501)	(13,280)
	-	(19,943)	(20,511)

On July 30, 2004, the Company's shareholding in Emperor increased from 19.78% to 45.33% (refer to Note 4). The Company restated the prior year's financial statements as if the equity method had been utilized from December 2002, the date of the initial acquisition of the investment in Emperor. The amounts included for the year ended June 30, 2005 represent 45.33% adjusted for the amortization of the excess purchase price. As a result of losses incurred by Emperor, the investment in Emperor was impaired, by $13.3 million, to fair value during fiscal 2005.

On April 6, 2006 a transaction was concluded between Emperor and the Company, whereby the Company's offshore assets were sold to Emperor, resulting in the Company's shareholding in Emperor increasing to 88.27% with effect from the above date (refer to Note 4). As a result, Emperor became a subsidiary with effect from that date and its results were accordingly consolidated.

From July 1, 2002, the Company's 40% interest in Crown was treated as an investment in an associate and equity accounted. As at June 30, 2005, the investment in Crown was carried at $nil. In November 2005, the Group acquired an additional 60% of the shares of Crown from Khumo Bathong Holdings (Pty) Limited (refer to Note 4). As a result, Crown became a subsidiary with effect from that date and its results were accordingly consolidated.

On July 1, 2005, an agreement was entered into between the Company and the Industrial Development Corporation of South Africa, or IDC, in terms of which the Company acquired all the IDC loans, including the rights securing payment of such loans, payable by Crown and ERPM to the IDC for a purchase consideration of $4.5 million. As uncertainty over the repayment of the loans existed subsequent to their acquisition, an allowance of $4.5 million was raised.

16. INVESTMENTS IN ASSOCIATES *(continued)*

Aggregated summarized financial information in respect of our associates is as follows:

	June 30, 2005 $'000
Revenues	144,686
Net operating loss	(17,666)
Net loss applicable to common stockholders	(26,593)

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2007 $'000	June 30, 2006 $'000
Trade accounts payable	36,429	42,118
Accrual for leave pay provisions	5,850	8,862
Payroll and other compensation payable	661	346
Withholding taxes	-	1,343
	42,940	52,669

18. DERIVATIVE INSTRUMENTS

	June 30, 2007 $'000	June 30, 2006 $'000
Interest rate swap agreements (a)	37	104
Forward sale commodity contract (b)	-	(25,326)
Option contract (c)	808	2,857
	845	(22,365)
Disclosed under non-current liabilities	-	-
Disclosed under current liabilities	-	(25,222)
Disclosed under current assets	845	2,857
	845	(22,365)

Unrealized and realized profits/(losses) related to derivative instruments that are included in the statement of operations are as follows:

	June 30, 2007 $'000	June 30, 2006 $'000	June 30, 2005 $'000
Interest rate swap agreements (a)	-	213	187
Option contract (c)	(1,933)	967	-
Change in fair value of derivative portion of Senior Convertible Notes (refer to Note 20)	2,203	5,382	3,817
Eskom gold for electricity contract	-	11	(388)
	270	6,573	3,616
Unrealized profits on derivative instruments	270	6,567	4,004
Realized profits/(losses) on derivative instruments	-	6	(388)
	270	6,573	3,616

18. DERIVATIVE INSTRUMENTS *(continued)*

(a) The amount in fiscal 2007 and 2006 reflects the fair value of the interest rate swap contracts that were entered into to manage the interest rate risk on the interest payments of the Vatukoula loan facility with ANZ Bank, which currently bears interest at an average variable rate of 7.90% and 7.76% per annum. The fair value of the interest rate swap contracts at the date of acquisition of Emperor was $0.1 million. In order to minimize fluctuations in interest rates, 64% of the loan has been covered by entering into interest rate swap contracts, under which the Group is obliged to receive interest at variable rates and pay interest at fixed rates until October 2008. The fixed interest rate payable was 4.34% per annum.

In fiscal 2005, an interest rate swap agreement that was entered into to manage the interest rate and currency risk on the bi-annual interest payments of the Senior Convertible Notes which were issued in fiscal 2003. The fair value represented the difference between the fixed coupon rate of 6% per annum and the forward Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 200 interest basis points together with the spot and forward US$ exchange rate with reference to the coupon amount payable bi-annually. At June 30, 2005, the six month JIBAR rate was 6.929% per annum. On November 12, 2005 this contract was closed out.

The interest rate swap agreements have not been accounted for as hedges. Changes in fair value have been recorded as profit/(loss) on derivative instruments in the statement of operations. During fiscals 2007, 2006 and 2005, the realized and unrealized gain included in profit on derivative instruments amounted to a gain of $nil, a gain of $0.2 million and a gain of $0.2 million, respectively.

(b) This liability in fiscal 2006 represents gold forward contracts with ANZ Banking Group Limited and Emperor, which was consolidated from April 6, 2006. The fair value of the gold forward contracts at the date of acquisition of Emperor was $34.5 million. These gold forward contracts have not been accounted for as hedges. The total ounces to be delivered under the gold forward contracts for the Group is 145,695 ounces and the delivery into these derivative instruments will be in accordance with the maturity schedule agreed with the corresponding bank as follows:

	Year ended		
Strike price	**June 30, 2007**	**June 30, 2008**	**June 30, 2009**
$452.70	41,526 oz	82,992 oz	21,177 oz

In fiscal 2007 the gold forward contracts were closed out on May 16, 2007 at a spot price of $670/oz.

(c) This amount represents the positive mark-to-market on gold call options in DRD (Isle of Man). European Style call options were purchased in January 2006 with strike prices ranging from $634 to $653 per ounce. Expiry dates of the options range from September 2006 to December 2008. The call options provide the group with the right but not the obligation to buy in total up to 46,426 ounces (reducing throughout the period) of gold at the various strike prices. The gold call options were taken up by the Company to mitigate the deterioration in the forward sale commodity contracts referred to above. The settlement schedule for the gold call options is as follows:

	Year ended		
Strike price	**June 30, 2007**	**June 30, 2008**	**June 30, 2009**
$634.00	6,920 oz	4,150 oz	536 oz
$645.80	13,842 oz	8,298 oz	1,074 oz
$652.50	6,920 oz	4,150 oz	536 oz
	27,682 oz	16,598 oz	2,146 oz

Changes in fair value have been recorded as profit/(loss) on derivative instruments in the statement of operations. During fiscal 2007 and 2006, the unrealized (loss)/gain included in profit on derivative instruments was a loss of $1.9 million and gain of $1.0 million, respectively.

19. PROVISION FOR ENVIRONMENTAL REHABILITATION, RECLAMATION AND CLOSURE COSTS

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total future costs for the mines, in current monetary terms, will be $83.2 million at June 30, 2007 (2006: $82.0 million). The estimates are prepared on an annual basis by the Group's Environmental Manager in accordance with the Company's rehabilitation plans. The relevant rehabilitation plan is submitted to local authorities for approval and the provision is adjusted accordingly to reflect changes therein.

Amounts have been contributed to irrevocable trusts (refer Note 14) under the Group's control. The monies in the trusts are invested primarily in interest bearing debt securities and equity-linked unit trusts and may be used only for environmental rehabilitation purposes. The Group intends to finance the ultimate rehabilitation costs from the money invested with the trust funds, as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.

	June 30, 2007 $'000	June 30, 2006 $'000
Opening balance	46,777	22,596
Foreign exchange	2,747	(6,906)
(Disposed)/acquired through (disposal)/purchase of subsidiaries	(1,569)	21,154
Asset retirement obligation arising during the period	-	7,499
Accretion - continuing operations	4,157	166
Accretion - discontinued operations	(8,704)	2,268
Closing balance	43,408	46,777

Included in the net book value of the mining asset balance are asset retirement obligation costs, relating to the following mines:

	June 30, 2007 $'000	June 30, 2006 $'000
Blyvoor	989	1,315
ERPM	25	141
Crown	4,756	5,716
Porgera	-	2,180
	5,770	9,352

20. LONG-TERM LOANS

	June 30, 2007 $'000	June 30, 2006 $'000
These comprise loans from:		
Secured		
Industrial Development Corporation (a)	201	2,665
Investec Bank (Mauritius) Limited (b)	3,925	-
ANZ Banking Group Limited (c)	107,269	56,015
Finance lease agreements (d)	298	764
Unsecured		
Senior Convertible Notes (e)	-	66,925
	111,693	126,369
Less: Payable within one year shown under current liabilities	(111,693)	(76,117)
Total long-term liabilities	-	50,252

The above loans include accrued interest. The terms and conditions, including interest rates, attaching to the above loans are given in the narrative below:

(a) On July 18, 2002, Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, entered into a loan agreement with the Industrial Development Corporation, or IDC, for R65.0 million ($10.4 million) specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor expansion project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of June 30, 2007, the interest rate on this loan was 12.0% per annum. The loan is due in July 2007.

The loan is secured over the Blyvoor metallurgical plant, with a net book value of $10.3 million at June 30, 2007. The loan agreement prohibits the Company from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over its ability to change the business of Blyvoor.

The loan was repaid in July 2007.

(b) On September 13, 2006, a facility of $35.0 million was entered into with Investec (Mauritius). The Company drew down $33.0 million under this facility for the purpose of repaying the Senior Convertible Notes. At June 30, 2007, the Company had repaid a portion of this amount by issuing 39,518,327 ordinary shares to the value of $29.1 million. The facility bears interest at the three-month London Inter bank Offered Rate, or LIBOR, plus 3% and is secured by DRD (Offshore)'s shares in Emperor Mines Limited. The loan agreement prohibits the company from disposing of or further encumbering the secured assets and the facility is renewable. The loan is repayable within 12 months after year end and disclosed as a current liability.

The loan was repaid in July 2007.

(c) There are five loan facilities from the ANZ Banking Group Limited, or ANZ Bank, which comprise the Vatukoula loan facility ($10.1 million), project loan facilities ($59.8 million), a property loan ($1.3 million), a gold call option facility ($1.9 million) and a hedge book facility ($34.2 million).

The Vatukoula loan facility from ANZ Bank, secured over the assets and mining rights of Emperor Gold Mining Company Limited (Fiji), was novated to Emperor on March 28, 2007 following the completion of the sale of Vatukoula to Westech. The sale included the transfer of all the assets and liabilities (other than the ANZ Bank loan, lease liability and the gold hedge book) to Westech on March 28, 2007 and security over the Fijian assets was subsequently released by ANZ Bank. An agreement was reached with the ANZ Bank prior to June 30, 2007 to defer principal repayments in relation to all facilities provided by the bank to Emperor and its subsidiaries until the successful completion of the sale of Emperor's 20% interest in the Porgera Joint Venture. The loan bears interest at LIBOR plus 2.5%. This facility was repaid on August 17, 2007 and is disclosed as a current liability.

20. LONG-TERM LOANS *(continued)*

The project loan facilities agreement was signed on March 21, 2006 between ANZ Bank and Emperor for $42.0 million. These facilities comprise a $35.0 million senior facility with a 59-month tenor and a $7.0 million revolving working capital facility, which are secured by the Papua New Guinea gold assets and an Emperor guarantee. On January 22, 2007 Emperor signed documentation with ANZ Bank to increase the revolving working capital facility from $7.0 million to $22.0 million to fund the restructure of the Emperor assets which provided working capital for the Papua New Guinea operations and exit costs associated with the Vatukoula sale. The additional facility bears interest at LIBOR plus 4.0%. This facility was repaid on August 17, 2007 and is disclosed as a current liability.

The property loan represents a mortgage over a property purchased in Brisbane during May 2006. The loan attracts interest payments only for the first five years of the mortgage at a rate of 6.79% per annum. A First Registered Mortgage by Emperor over the property situated at 45 Milman St, Clayfield, Queensland, Australia will be held by ANZ Bank as security for this loan. This facility was repaid on August 17, 2007 and is disclosed as a current liability.

The gold call option facility was implemented to purchase gold call options from ANZ Bank. The term of the facility is 12 months from April 6, 2006 and the loan bears interest at LIBOR plus 2.1%. The settlement of this facility would have coincided with the closing out of the call options for which the facility was implemented, however this facility was repaid on August 17, 2007 and is disclosed as a current liability.

A hedge book facility with ANZ Bank was entered into by Emperor to close out its gold forward hedge book of 145,695 ounces on May 16, 2007 at a spot price of $670 per ounce. The hedge book was closed out at an amount of $34.2 million and ANZ Bank agreed to defer the settlement of this amount until December 31, 2007, or earlier following receipt of funds from the sale of Emperor's 20% interest in the Porgera Joint Venture. The deferral facility bears interest at LIBOR plus 3.7%. This facility was repaid on August 17, 2007 and is disclosed as a current liability.

(d) Finance leases were effectively secured over vehicles owned by Vatukoula, however security over these assets was released by ANZ Bank after the disposal of Vatukoula. This facility was repaid on August 17, 2007.

(e) On November 12, 2002, the Company issued $66,000,000 of 6% Senior Convertible Notes due 2006, in a private placement. The interest payments of 6% per annum are payable semi-annually on May 12 and November 12 of each year. The Company issued the notes at a purchase price of 100% of the principal amount thereof. If not converted, or previously redeemed, the notes would have been payable at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006.

The notes were convertible at any time at the option of the holder into the Company's ordinary shares, or American Depositary Shares, or ADSs, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events if the cumulative adjustments amount to 1% or more of the conversion rate.

The Company could have redeemed the notes, in whole or in part, at any time after November 12, 2005, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued original issue discount, plus accrued and unpaid interest, if any, to but excluding, the date of redemption on giving not less than 30 nor more than 60 days notice if (1) the closing price of its ADSs on the NASDAQ SmallCap Market or substitute national securities exchange had exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice and (2) the shelf registration statement covering the resale of the notes and the ordinary shares and ordinary shares underlying the ADSs issuable upon conversion of the notes was effective and available for use and was expected to remain effective and available for use for 30 days following the provisional redemption date, unless registration in no longer required.

If there had been a change in control of the Company, holders of the notes had the right to require it to repurchase their notes, at 102.5% of the principal amount of the notes.

20. LONG-TERM LOANS *(continued)*

In connection with the offering of the notes, the Company entered into a registration rights agreement with the initial purchaser of the notes. This agreement obligated the Company to file with the SEC a shelf registration statement with respect to the offer and sale of the notes and the ordinary shares or the ordinary shares underlying the ADSs issuable upon conversion of the notes. On September 30, 2003, the SEC declared effective the Company's registration statement of Form F-3 pertaining to the notes. The notes were repaid, in full, on November 15, 2006.

The notes are presented in the consolidated balance sheet as follows

	June 30, 2007 $'000	June 30, 2006 $'000
Opening balance	66,925	64,947
Liability portion	64,722	57,361
Derivative portion (1)	2,203	7,586
Amortization of capitalized issuance costs, net of additional expenses incurred (2)	559	1,546
Interest accrued (3)	4,353	9,785
Interest payment	(1,980)	(3,960)
Change in fair value of derivative portion (1)	(2,203)	(5,382)
Foreign exchange	(4)	(11)
Redemption of loan	(67,650)	-
Closing balance	-	66,925
Liability portion	-	64,722
Derivative portion (1)	-	2,203

(1) The conversion option embedded in the notes is accounted for as an embedded derivative instrument under SFAS No. 133. The option does not qualify for hedge accounting. The embedded derivative instrument is carried at fair value, such fair value being determined on the residual cash flow method, with changes in fair value included in the statement of operations in the period in which the change occurs and classified as profit on derivative instruments.

(2) The issuance costs relating to the convertible loan note have been capitalized, and are being amortized over the life of the instrument.

(3) Interest on the notes is calculated on the effective yield basis, at an effective rate of 16.08% per annum, which includes the accretion on the embedded derivative instrument.

Included in unrealized foreign exchange gains is a loss of $nil, a loss of $6.2 million and a loss of $4.4 million in fiscals 2007, 2006 and 2005, respectively, relating to foreign exchange movements on the Senior Convertible Notes.

Long-term loans are scheduled for repayment in the 12 months to:

	$'000
30 June 2008	111,693
30 June 2009	-
30 June 2010	-
30 June 2011 onwards	-
	111,693

	June 30, 2007 $'000	June 30, 2006 $'000
Currencies in which long-term loans are denominated are as follows:		
United States Dollars	3,925	66,925
Australian Dollars	107,567	56,779
South African Rands	201	2,665
	111,693	126,369

The Group has undrawn committed borrowing facilities of $31.1 million (June 30, 2006: $nil) from Investec (Mauritius) and bank overdraft facilities of $16.7 million (June 30, 2006: $0.3 million) of which $16.7 million (June 30, 2006: $0.3 million) had been utilized at year-end.

21. STOCKHOLDERS' EQUITY

Ordinary shares:

June 30, 2007

During the year ended June 30, 2007, the Company issued 50,306,903 no par value shares at market value to certain institutional investors and employees, in exchange for gross cash proceeds of $43.7 million with issuance costs amounting to $1.1 million.

June 30, 2006

During the year ended June 30, 2006, the Company issued 18,444,954 no par value shares at market value to certain institutional investors and employees, in exchange for gross cash proceeds of $25.9 million. In addition, 4,451,219 no par value shares, with a value of $4.5 million, were issued for the acquisition of loans and 932,857 no par value shares, with a value of $1.2 million, were issued in exchange for services rendered

June 30, 2005

During the year ended June 30, 2005, the Company issued 56,230,705 no par value shares at market value to certain institutional investors, in exchange for gross cash proceeds of $65.9 million. In addition, 6,612,676 no par value shares, with a value of $16.6 million, were issued in exchange for 29,097,269 Emperor Mines Limited shares (refer to Note 4).

Cumulative preference shares:

The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploration or the disposal of the Argonaut mineral rights acquired from Randgold & Exploration Company Limited in September 1997. During fiscal 2005, the Argonaut mineral rights reverted to the South African Government after no application for conversion was lodged within the stipulated period of one year, under the provisions of the MPRD Act. On February 6, 2006, a prospecting right covering an area of 969 hectares over part of the Argonaut Project was obtained.

Durban Deep "C" options:

The Company has authorized but not issued 10,000,000 Durban Deep "C" options on ordinary shares at an exercise price of R15 per ordinary share which are exercisable at any time during the period from the date on which the option is issued to a date not later than five years from the date of issue. These options are to be used as consideration for acquisitions by the Company.

22. LOSS PER SHARE

Loss per share is calculated based on the loss divided by the weighted average number of shares in issue during the year. Fully diluted loss per share is based upon the inclusion of potential common shares with a dilutive effect on loss per share.

	For the year ended June 30, 2007		
	Loss $000 (Numerator)	Shares (Denominator)	Per-share amount $ cents
Basic and fully diluted loss per share			
Shares outstanding July, 1, 2006		320,035,078	
Weighted average number of shares issued - 2007		20,893,296	
Net loss from continuing operations applicable to common stockholders	(28,117)	340,928,374	(8)
Loss from discontinued operation	(104,725)		(32)
Net loss applicable to common stockholders	(132,842)		(40)
Anti-dilutive shares (shares underlying Senior Convertible Notes)		-	
Anti-dilutive shares (shares underlying staff options allocated)		16,254,774	

There is no dilution in loss per share for the fiscal year ended June 30, 2007, as the effect of dilutive securities in issue would have been anti-dilutive as the Company recorded a loss for the year.

	For the year ended June 30, 2006		
	Loss $000 (Numerator)	Shares (Denominator)	Per-share Amount $ cents
Basic and fully diluted loss per share			
Shares outstanding July, 1, 2005		296,206,048	
Weighted average number of shares issued - 2006		14,359,778	
Net loss from continuing operations applicable to common stockholders	(6,353)	310,565,826	(2)
Loss from discontinued operation	(17,478)		(6)
Net loss applicable to common stockholders	(23,831)		(8)
Anti-dilutive shares (shares underlying Senior Convertible Notes)		17,600,000	
Anti-dilutive shares (shares underlying staff options allocated)		14,575,256	

There is no dilution in loss per share for the fiscal year ended June 30, 2006, as the effect of dilutive securities in issue would have been anti-dilutive as the Company recorded a loss for the year.

	For the year ended June 30, 2005		
	Loss $000 (Numerator)	Shares (Denominator)	Per-share amount $ cents
Basic and fully diluted loss per share			
Shares outstanding July, 1, 2004		233,307,667	
Weighted average number of shares issued - 2005		24,388,129	
Net loss from continuing operations applicable to common stockholders	(40,947)	257,695,796	(16)
Loss from discontinued operation	(40,842)		(16)
Net loss applicable to common stockholders	(81,789)		(32)
Anti-dilutive shares (shares underlying Senior Convertible Notes)		17,600,000	
Anti-dilutive shares (shares underlying staff options allocated)		13,051,786	

There is no dilution in loss per share for the fiscal year ended June 30, 2005, as the effect of dilutive securities in issue would have been anti-dilutive as the Company recorded a loss for the year.

23. EMPLOYEE BENEFIT PLANS

Pension and provident funds

In South Africa, the Group participates in a number of multi-employer industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956. The provident funds are funded on the "money accumulative basis" with the members' and Group's contributions having been fixed in the constitutions of the funds. In Papua New Guinea retirement fund contributions are regulated by the Superannuation Act. According to the Act, the Group has to contribute 7% of the employee's earnings to a local superfund (NASFUND), whilst the employee contributes 5% of their gross salaries and wages. Payments are made to the fund on a monthly basis.

The majority of the Group's employees are covered by one of the above-mentioned funds. Fund contributions by the Group for the year ended June 30, 2007 amounted to $6.8 million (2006: $4.3 million; 2005: $7.4 million).

Post-retirement benefits other than pensions

Crown has an obligation to fund a portion of the medical aid contributions of certain of its employees after they have retired. At June 30, 2007 a provision of $2.7 million (2006: $2.3 million) for post-retirement medical benefits has been raised. This provision is based on the latest calculations using a projected unit credit method, of independent actuaries performed as at June 30, 2006. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded. During fiscal 2007, the Company expensed $0.3 million (2006: $0.5 million) relating to the post-retirement medical benefits.

	June 30, 2007 $'000	June 30, 2006 $'000
Opening balance	2,306	-
Acquired through acquisition of subsidiary	-	2,259
Actuarial loss recognized in earnings	311	455
Foreign exchange	69	(408)
Closing balance	2,686	2,306
The assumptions used in calculating the above amounts are:		
Discount rate	7.8%	7.8%
Expected annual increase in health care costs	5.8%	5.8%
Assumed health care cost trend June 30:		
Health care cost trend assumed for next year	5.8%	5.8%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.8%	5.8%
Year that the rate reaches the ultimate trend	n/a	n/a

23. EMPLOYEE BENEFIT PLANS *(continued)*

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:

	One percentage point increase $'000	One percentage point decrease $'000
Effect on total service and interest cost	90	(70)
Effect on post-retirement benefit obligation	680	(526)

The Company expects to contribute $0.4 million to the post-retirement medical plan in fiscal 2008.

Estimated future benefit payments	**$'000**
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:	
2008	353
2009	391
2010	434
2011	480

Long-service awards

The Group participates in the Chamber of Mines of South Africa Long-Service Awards Scheme, or the Scheme. The Scheme does not confer on any employee or other persons any right of payment of any award. In terms of the Scheme, bonus payments may be made to certain employees, usually semi-skilled, upon reaching the age of 55, who have completed 15 years of continuous service in South African gold mining companies which are members of the Chamber of Mines of South Africa and The Employment Bureau of Africa, provided such service is not pensionable service. The Scheme lays down the rules under which an employee may be eligible for the award. The award is paid by the company for which the employee works upon becoming eligible for the award and electing to receive payment. All awards must be confirmed by the Chamber of Mines of South Africa before payment. The amount of the award is based on both the employee's skill level and years of service with qualified gold mining companies.

The liability at June 30, 2007 was $0.2 million (2006: $0.5 million). During fiscal 2007, the Company recognized a gain of $0.3 million (2006: expensed $0.6 million; 2005: expensed $0.3 million) relating to the long-service awards.

23. EMPLOYEE BENEFIT PLANS *(continued)*

Share option plan

The Company has an Employee Share Option Scheme, or ESOS, under which all employees may be granted options to purchase shares in the Company's authorized, but unissued ordinary shares. Unissued shares that have been reserved for the ESOS may not exceed 15% of the number of issued ordinary and preferred ordinary shares.

The number of issued and exercisable share options is approximately 4.4% of the issued ordinary share capital. The participants in the ESOS are fully taxed on any gains realized on the exercise of their options.

On October 24, 1997, the terms of the ESOS were amended. The amended terms applied to options outstanding at the date of the amendment and options to be issued thereafter. The exercise price of options, which is determined at grant date, is the lowest seven day trailing average of the closing market prices of an ordinary share on the JSE Limited (South Africa), or JSE, as confirmed by the Company's directors, during the three months proceeding the day on which the employee is granted the option. Prior to the amendment, the exercise price was the closing JSE market price on the day preceding the grant date of the option. The vesting period for options is determined by the directors.

All options expire ten years after grant date.

During the fiscal years 1998 to 2007, the Company issued options, one quarter of which was exercisable six months after grant date, a further quarter of which is exercisable twelve months after grant date and further quarters of which are exercisable annually thereafter. Share options activity in respect of these options was as follows:

	Outstanding			Exercisable	
	Number of Shares	Average price per share (in Rand)	Intrinsic value per share exercised (in Rand)	Number of Shares	Average price per share (in Rand)
Balance at June 30, 2004	7,768,738	19.03		2,964,354	18.67
Granted	5,794,784	7.21			
Exercised	(66,000)	6.50	0.34		
Forfeited/lapsed	(1,003,611)	15.10			
Balance at June 30, 2005	12,493,911	13.96		5,949,499	17.68
Granted	3,090,944	5.94			
Exercised	(679,911)	5.54	4.14		
Forfeited/lapsed	(887,563)	11.64			
Balance at June 30, 2006	14,017,381	13.37		8,699,972	15.63
Granted	2,086,500	9.08			
Exercised	(123,426)	5.47	3.76		
Forfeited/lapsed	(283,556)	10.01			
Balance at June 30, 2007	15,696,899	12.36		11,605,183	14.10

Average price per share is disclosed in South African Rand as the options are on ordinary shares and the option price is stated in South African Rand. As of June 30, 2007, the average price per share for outstanding options is $1.75 and average price per share for exercisable options is $1.99.

23. EMPLOYEE BENEFIT PLANS *(continued)*

The weighted average grant date fair value of the above options granted in fiscal 2007 was R2.39 (2006: R3.86 and 2005: R1.87).

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following weighted average assumptions:

	June 30, 2007	June 30, 2006	June 30, 2005
Expected life (in years)	3	3	3
Risk free interest rate	8.39%	7.94%	7.98%
Volatility	44%	36%	35%
Dividend yield	0%	0%	0%

During fiscal 2002, the Company issued certain options, 25% which were exercisable immediately and the remaining 75% in equal tranches after 6, 12, 24 and 36 months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable	
	Number of Shares	Average price per share (in Rand)	Number of Shares	Average price per share (in Rand)
Balance at June 30, 2004	576,625	15.81	419,125	15.81
Exercised	-	15.81		
Forfeited/lapsed	(18,750)	15.81		
Balance at June 30, 2005	557,875	15.81	557,875	15.81
Exercised	-	15.81		
Forfeited/lapsed	-	15.81		
Balance at June 30, 2006	557,875	15.81	557,875	15.81
Exercised	-	15.81		
Forfeited/lapsed	-	15.81		
Balance at June 30, 2007	557,875	15.81	557,875	15.81

Average price per share is disclosed in South African Rand as the options are on ordinary shares and the option price is stated in South African Rand. As of June 30, 2007, the average price per share for outstanding options is $2.23 and average price per share for exercisable options is $2.23.

The following tables summarize information relating to all employee stock options outstanding as at June 30, 2007:

	Outstanding				Exercisable			
	Number of Shares	Weighted average contractual life (in years)	Weighted average exercise price (in Rand)	Weighted average intrinsic value (in Rand)	Number of Shares	Weighted average contractual life (in years)	Weighted average exercise price (in Rand)	Weighted average intrinsic value (in Rand)
Range of exercise prices								
R4.52 to R6.49	5,602,554	7.84	5.57	(0.32)	3,430,363	5.43	5.52	(0.27)
R6.50 to R9.59	2,262,325	7.51	8.92	(3.64)	758,625	4.30	8.53	(3.28)
R9.60 to R11.00	1,678,300	7.12	10.93	(5.68)	1,262,475	3.61	10.92	(5.68)
R11.01to R19.36	5,754,795	5.95	18.27	(13.01)	5,754,795	5.95	18.27	(13.01)
R19.37to R29.10	916,800	5.32	29.09	(23.84)	916,800	5.32	29.09	(23.84)
R29.11to R36.08	40,000	5.00	36.08	(30.83)	40,000	5.00	36.08	(30.83)
	16,254,774	6.60	12.48	(7.23)	12,163,058	4.90	14.18	(3.50)

As of June 30, 2007, the total compensation cost related to nonvested awards not yet recognized is $0.7 million and the weighted-average period over which it is expected to be recognized is 1.3 years.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits. The Group attempts to minimize its credit risk by placing cash and cash equivalents with major banks and financial institutions located in South Africa, Australia Papua New Guinea and Fiji, after evaluating the credit ratings of the respective financial institutions. The Group believes that no concentration of credit risk exists in respect of cash and cash equivalents.

Derivative instruments

In the normal course of its operations, the Group is exposed to market risks, including commodity price, foreign currency and interest rate risks. The Company has entered into transactions, which make use of derivative instruments, to economically hedge certain exposures. These instruments include interest rate swaps, gold forward contracts, gold call options and gold lease rate swaps. Even though the Company has used these types of instruments in the past its current hedging policy precludes the forward selling of gold. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through the statement of operations in accordance SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."*

Commodity price risk

The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is our policy not to hedge this commodity price risk.

Gold forward contracts

Gold forward contracts were entered into by Emperor with ANZ Bank. A total of 145,695 ounces was to be delivered under these gold forward contracts. The fair value of the gold forward contracts that was expected to mature in fiscal 2007 was a liability of $7.2 million relating to 41,526 ounces. On May 16, 2007 the gold forward contracts were closed out at a spot price of $670 per ounce.

Gold call options

European Style call options were purchased in January 2006 with strike prices ranging from $634 to $653 per ounce. Expiry dates of the options range from September 2006 to December 2008. The call options provide the Group with the right but not the obligation to buy in total up to 46,426 ounces (reducing throughout the period) of gold at various strike prices, ranging from $634 to $653 per ounce. The gold call options were taken up by the Group to mitigate the deterioration in the gold forward contracts. The fair value of the gold call options at June 30, 2007 was an asset of $0.8 million (2006: $2.9 million).

Eskom gold for electricity contract

In October 2000, the Company entered into a contract to buy electricity from Eskom. Under the terms of the Company's agreement, the Company paid Eskom the standard electricity tariff for all energy it consumes, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October the Company adjusted the amounts paid in that period in accordance with an established formula based on the gold price. This contract expired in September 2005.

The gold price adjustment was based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM fix for each business day in the calculation period.

The Company concluded that (1) the contract in its entirety did not meet the definition of a derivative instrument and therefore it did not have to be carried on the balance sheet at fair value; (2) the embedded gold for electricity forward contract possessed economic characteristics that were not clearly and closely related to the economic characteristics of the host contract; and (3) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. Accordingly, the embedded derivative was separated from the host contract and carried at fair value.

The contract was closed out on April 28, 2005, at a cost of $3.6 million.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

Concentration of credit risk

The Group's South African operations all deliver their gold to Rand Refinery Limited, or Rand Refinery, which refines the gold to saleable purity levels and then sells the gold, on behalf of the Group, on the bullion market. The gold is sold by Rand Refinery on the same day as it is delivered and settlement is made within two days. Once the gold has been delivered to Rand Refinery, the risks and rewards of ownership have passed.

The gold produced in Papua New Guinea by Tolukuma is sold directly to AGR Matthey and proceeds for gold sold are received within two days of sale. The selling price is determined by the London Bullion Market Association spot price and the Company is paid in US Dollars. We do not have an interest in AGR Matthey.

The gold produced by Porgera in Papua New Guinea is sold directly to Australia and New Zealand Investment Bank, or ANZ Investment Bank. Proceeds for gold sold are received within two days from the swap confirmation report released by the refiners, AGR Matthey. The selling price is determined by the spot price at the time of sale and the Company is paid in US Dollars. The concentration of credit risk in Papua New Guinea is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.

The gold produced by Vatukoula in Fiji was sold directly to AGR Matthey. Proceeds for gold sold were received within 6 days of sale. The selling price was determined by Reuters quoted "London Spot Bid Price" which means the London bid price as published by Reuters for two day settlement and the Company is paid in US Dollars.

Foreign currency risk

The Group's functional currency for the South African operations is the South African Rand, for the Papua New Guinea operations it is the Papua New Guinea Kina and for the Fiji operation is the Fiji Dollar. Although gold is sold in US Dollars, the Company is obliged to convert these into Rands for its South African operations in terms of South African Reserve Bank, or SARB, regulations. The Company is thus exposed to fluctuations in the Dollar / South African Rand exchange rate. The Company conducts its operations in South Africa, Papua New Guinea and Fiji. Currently, foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in US Dollars while production costs are incurred primarily in Rands, Kina and Fiji Dollars.

The Company's results are positively affected when the US Dollar strengthens against these foreign currencies and adversely affected when the US Dollar weakens against the foreign currencies. The Company's cash and cash equivalent balances are held in US Dollars, Rands and Australian Dollars; holdings denominated in other currencies are relatively insignificant. Certain of the Company's financial liabilities are denominated in a currency other than the Rand (refer to Note 20). The Company is thus exposed to fluctuations in the Rand with the relevant currency. The Company has not entered into any foreign exchange hedging contracts to attempt to mitigate its foreign currency risk.

Interest rate and liquidity risk

Fluctuations in interest rates impact the value of short-term cash investments and financing activities, giving rise to interest rate risks.

Interest rate swaps

An interest rate swap agreement was entered into in November 2002 to manage the exposure to changes in interest rates with regard to the interest payable on the Senior Convertible Notes (refer to Note 20). The fixed interest rate (in US Dollars) was swapped for a floating South African interest rate, calculated at the Johannesburg Inter Bank Acceptance Rate, or JIBAR, plus 200 basis points per annum. An amount of 60% of the coupon rate is subject to this swap agreement, based on the requirements of the SARB, as this represents the amount of the funds raised in South Africa. The maturity date of this agreement was November 2006. As discussed in Note 18, the interest rate swap agreement was closed out on November 12, 2005.

Interest rate swap agreements were entered into by Emperor to manage the interest rate risk on the interest payments of the Vatukoula loan facility, which currently bears interest at an average variable rate of LIBOR plus 2.5%. In order to minimize fluctuation in interest rates, 64% of the loan has been covered by entering into interest rate swap agreements under which the Group is obliged to receive interest at variable rates and pay interest at fixed rates until October 2008. The fixed interest rate payable was 4.34% per annum.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following table represents the carrying amounts and fair values of the Group's financial instruments outstanding:

	June 30, 2007 $'000 Carrying amount	June 30, 2007 $'000 Fair value	June 30, 2006 $'000 Carrying amount	June 30, 2006 $'000 Fair value
Financial assets				
Cash and cash equivalents	19,354	19,354	54,912	54,912
Restricted cash and cash equivalents	-	-	12,344	12,344
Derivative instruments	845	845	2,857	2,857
Receivables	6,058	6,058	10,858	10,858
Listed investments	289	289	209	209
Investments in environmental trusts	10,708	10,708	8,306	8,306
Financial liabilities				
Bank overdraft	16,655	16,655	331	331
Accounts payable and accrued liabilities	42,940	42,939	52,669	52,669
Derivative instruments	-	-	25,222	25,222
Long-term loans				
- long-term portion	-	-	50,252	50,252
- short-term portion	111,693	111,693	76,117	74,469

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities and short-term loans approximates their fair values due to the short-term maturities of these assets and liabilities.

The fair value of listed investments has been determined by reference to the market value of the underlying investments. The investment in the environmental trusts is invested primarily in interest bearing securities and equity-limited unit trusts, the cost of which approximates their fair value.

The fair value of the fixed interest rate long-term debt instruments is subject to changes in market interest rates. The fair values are calculated based on a credit adjusted US Treasury rate, with comparable terms of maturity.

25. COMMITMENTS AND CONTINGENT LIABILITIES

	June 30, 2007 $'000	June 30, 2006 $'000
Capital expenditure commitments:		
Contracted but not provided for in the financial statements	2,755	16,146
Authorized by the directors but not contracted for	2,419	2,689
	5,174	18,835

Litigation

The Group is subject to litigation in the normal course of business. The Group believes that any adverse outcome from litigation would not have a material effect on its financial position, results of operations or liquidity.

Securities class action

On June 13, 2005, a securities class action was filed in the United States District Court for the Southern District of New York against the Company and two of its officers. Subsequently, four nearly identical securities class action complaints were filed against the Company and the same officers. The cases were consolidated and a consolidated amended complaint was filed. Neither the Company, nor the individual defendants were formally served with any complaint regarding these matters.

The actions were allegedly filed on behalf of purchasers of the Company's shares during two purported class periods spanning from October 23, 2003 to February 25, 2005. The complaints alleged generally that the Company and the individual defendants made false and misleading public statements regarding, among other things:

- the restructuring of our North West Operations in South Africa;
- the Company's ability to reduce the negative impact of the increasing value of the South African Rand; and
- the strength of the Company's balance sheet.

We defended the lawsuits brought against us and our officers named in the complaints. Our attorneys filed an application to dismiss the plaintiffs' case and on January 31, 2007 the US District Court issued an order directing the Clerk of the Court to enter judgment dismissing the class actions.

26. GEOGRAPHIC AND SEGMENT INFORMATION

Based on risks and returns, the Directors consider that the primary reporting format is by business segment. The Group operates in one industry segment, being the extraction and production of gold and related by-products. Therefore the disclosures for the primary segment have already been given in these financial statements.

The chief operating decision-maker is the Board of Directors, who evaluate the business based on the following geographical operational segments, based on revenue generated from the location of the seller:

	Year ended June 30, 2007												
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
	Blyvoor Mine	ERPM Mine	Crown Mine	Other	Total South African operations	Porgera Mine	Tolukuma Mine	Vatukoula Mine	Other	Total Australasian operations	Total operations	Discontinued operations	Total continuing operations
Revenues	96,007	47,990	64,351	-	208,348	45,272	28,926	16,784	-	90,982	299,330	(62,056)	237,274
Depreciation and amortization	(3,541)	(929)	(4,977)	(84)	(9,531)	(1,825)	(4,448)	(6,773)	(2,116)	(15,162)	(24,693)	8,598	(16,095)
Production costs	(83,298)	(46,798)	(46,430)	(1,394)	(177,920)	(37,157)	(38,398)	(24,355)	(1,845)	(101,755)	(279,675)	61,512	(218,163)
Results													
Net operating income/(loss)	5,939	(2,438)	8,710	(3,612)	8,599	6,810	(26,976)	(130,740)	(15,544)	(166,450)	(157,851)	123,930	(33,921)
Profit/(loss) after tax	5,958	(3,223)	8,497	(5,345)	5,887	1,260	(32,468)	(134,559)	(9,190)	(174,957)	(169,070)	133,299	(35,771)
Balance sheet													
Mining assets	55,407	11,820	24,695	(1,267)	90,655	-	1,570	1,885	-	3,455	94,110		
Total assets	64,913	18,383	33,094	7,488	123,878	78,527	10,816	4,558	13,496	107,397	231,275		
Net current assets/(liabilities)	(7,506)	(4,574)	(1,552)	(1,545)	(15,177)	60,263	4,314	(18,040)	(98,340)	(51,803)	(66,980)		
Other information													
Capital expenditures	9,487	5,628	4,153	47	19,315	3,778	6,471	9,165	105	19,519	38,834	(12,943)	25,891
Impairment of assets	-	-	-	-	-	-	9,001	104,256	3	113,260	113,260	(104,256)	9,004
Total number of employees					7,740					2,653	10,393		

F-49

26. GEOGRAPHIC AND SEGMENT INFORMATION (*continued*)

	Year ended June 30, 2006												
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
	Blyvoor Mine	ERPM Mine	Crown Mine	Other	Total South African operations	Porgera Mine	Tolukuma Mine	Vatukoula Mine	Other	Total Australasian operations	Total operations	Discontinued operations	Total continuing operations
Revenues	83,635	33,840	31,310	-	148,785	64,991	29,085	2,440	-	96,516	245,301	(67,431)	177,870
Depreciation and amortization	(3,697)	(2,027)	(2,338)	(49)	(8,111)	(10,014)	(3,930)	(2,867)	146	(16,665)	(24,776)	12,881	(11,895)
Production costs	(76,936)	(28,642)	(26,697)	(1,362)	(133,637)	(37,021)	(33,448)	(9,173)	1,720	(77,922)	(211,559)	46,194	(165,365)
Results													
Net operating (loss)/income	1,177	1,735	1,513	(1,375)	3,050	5,307	(12,655)	(6,229)	7,093	(6,484)	(3,434)	922	(2,512)
(Loss)/profit after tax	369	(150)	1,518	(17,246)	(15,509)	1,295	(12,988)	(6,260)	7,633	(10,320)	(25,829)	20,407	(5,422)
Balance sheet													
Mining assets	48,023	6,839	24,853	(1,195)	78,520	63,705	8,533	101,762	994	174,994	253,514		
Total assets	55,026	12,085	31,809	14,878	113,798	117,302	17,837	122,346	34,938	292,423	406,221		
Net current assets/(liabilities)	(10,025)	(2,887)	(1,091)	(58,065)	(72,068)	9,677	3,646	(18,736)	32,013	26,600	(45,468)		
Other information													
Capital expenditures	8,832	1,643	3,341	239	14,055	17,237	4,256	5,249	160	26,902	40,957	(22,486)	18,471
Impairment of assets	-	-	-	3	3	-	-	-	-	-	3		3
Total number of employees					7,740					2,653	10,393		

26. GEOGRAPHIC AND SEGMENT INFORMATION (*continued*)

	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Year ended June 30, 2005	Blyvoor Mine	North West Mine	West Wits Mine	Other	Total South African operations	Porgera Mine	Tolukuma Mine	Other	Total Australasian operations	Total operations	Discontinued operation	Total continuing operations
Revenues	68,370	81,538	-	-	149,908	82,793	32,446	-	115,239	265,147	(164,331)	100,816
Depreciation and amortization	(2,716)	(971)	-	2,773	(914)	(11,613)	(3,336)	1,095	(13,854)	(14,768)	12,584	(2,184)
Production costs	(73,814)	(100,695)	-	(1,218)	(175,727)	(36,210)	(25,278)	-	(61,488)	(237,215)	136,905	(100,310)
Results												
Net operating income/(loss)	(11,917)	(62,714)	(486)	(8,203)	(83,320)	29,808	245	(2,850)	27,203	(56,117)	32,906	(23,211)
(Loss)/profit after tax	(12,567)	(62,464)	(355)	(20,574)	(95,960)	24,028	(718)	(27,242)	(3,932)	(99,892)	58,947	(40,945)
Balance sheet												
Mining assets	46,112	-	152	1,384	47,648	66,238	7,344	940	74,522	122,170		
Total assets	54,665	-	1,971	20,527	77,163	117,788	17,259	26,047	161,094	238,257		
Net current assets/(liabilities)	(6,715)	-	(35)	6,697	(53)	(1,262)	6,371	6,541	11,650	11,597		
Other information												
Capital expenditures	729	3,524	-	37	4,290	17,174	3,399	-	20,573	24,863	(20,698)	4,165
Impairment of assets	-	39,451	-	664	40,115	-	-	-	-	40,115	(39,451)	664
Total number of employees					3,481				824	4,305		

27. VARIABLE INTEREST ENTITY

In fiscal 2006, as a result of the transactions entered into by the Company as part of the restructuring of its South African Operations, the Company identified Khumo Gold as a Variable Interest Entity, or VIE, due to certain capital and debt structures. Khumo Gold was established as an investment holding company to provide previously disadvantaged persons in South Africa access to investment opportunities within the mining industry. Khumo Gold had a 15% interest in DRDGOLD SA at June 30, 2006 and held investments in preference shares issued by Crown, ERPM and Blyvoor. These investments were funded by the Company through the Company acquiring preference shares issued by Khumo Gold of $4.8 million (R31.8 million).

On December 11, 2006, Khumo Gold exercised the option granted by us pursuant to the option agreement concluded between the parties in October 2005. Khumo Gold acquired from us a further 50,000 ordinary shares in DRDGOLD SA for $0.6 million (R4.3 million). After exercising the option, Khumo Gold's shareholding in DRDGOLD SA increased by 5% to 20%. In addition, Khumo Gold, as promoter for an employee trust, exercised the option for an employee trust to acquire from us 60,000 ordinary shares in DRDGOLD SA for a consideration of $0.7 million (R5.1 million). After exercising the option, the trust's shareholding in DRDGOLD SA is 6%. We financed the transaction by subscribing for preference shares in Khumo Gold and extending a loan to the trust.

The Company does not hold any of the ordinary shares in Khumo Gold. Accordingly the Company began to consolidate the VIE from December 1, 2005, in accordance with the requirements of FIN 46(R). On consolidation, the investments held by Khumo Gold in DRDGOLD SA and the preference shares in Crown, ERPM and Blyvoor were eliminated against the preference shares issued by Khumo Gold to the Company. Khumo Gold had no other assets and liabilities at June 30, 2007 nor did it earn any other income or incur any other expenses during the period to June 30, 2007. The Company began to consolidate the trust from December 11, 2006. On consolidation the loan to the trust is eliminated. The trust has no other assets or liabilities at June 30, 2007, nor did it earn any other income or incur any other expenses during the period to June 30, 2007.

28. SUBSEQUENT EVENTS

Completion of the sale of the Porgera Joint Venture
The sale of Emperor's 20% interest in the Porgera Joint Venture to Barrick and the capital return to shareholders were approved by the company's shareholders and Emperor's shareholders at the extraordinary general meetings held on July 27 and July 30, 2007 respectively. The sale transaction was completed on August 17, 2007 for a cash consideration of $255.0 million and subsequently Emperor retired all its debt facilities, leaving the group debt and hedge free. Emperor's capital return to its shareholders amounting to $43.9 million was completed on September 3, 2007 and the company received its portion of the capital return, amounting to $37.7 million.

Disposal of Emperor
The sale of the Company's 78.72% interest in Emperor to institutional investors was concluded on October 22, 2007 for a total consideration of $52.4 million, drawing to a close the Group's mining investment in Australasia.

Ergo Mining Joint Venture
On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA its partner in the previously announced Ergo Mining Joint Venture, which provides for significant expansion of the joint venture through:
- the planned refurbishment over the next 36 months of all infrastructure at the Brakpan plant, to increase capacity from one CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
- substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.

The expanded Ergo Mining Joint Venture will pursue feasibility studies to refurbish and re-open the full Brakpan plant, which historically produced gold, uranium and sulphuric acid. Through this expansion, the Ergo Mining Joint Venture partners have endorsed the strategy of pursuing a consolidation of all their available and unexploited surface gold and uranium assets on the East Rand. Phase I of the Ergo Mining Joint Venture involves the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15 Mt of tailings a year, for the recovery of some 75,000 ounces of gold a year. Phase II, now under investigation, envisages the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants.

28. SUBSEQUENT EVENTS (*continued*)

Agreements have been concluded for:

- the acquisition by the Ergo Mining Joint Venture of additional tailings properties and the Withok deposition complex from Anglo Gold Ashanti for a payment of R45.0 million ($6.4 million) and assumption of rehabilitation obligations; and
- the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some 105 Mt, from Pamodzi Gold Limited. These properties will form part of the Mintails SA contribution to the expanded Ergo Mining Joint Venture.

The acquisition of the Withok deposition site will provide the expanded Ergo Mining Joint Venture with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity. The arrangements between the Ergo Mining Joint Venture partners have been structured to provide for the contribution of assets and funding to the operation on a 50:50 basis. The Ergo Mining Joint Venture acquisitions are subject to regulatory review, completion of definitive agreements, corporate and other approvals.

Change of ADS Ratio

On January 22, 2007, we received a Nasdaq Staff Deficiency letter indicating that we failed to comply with the $1.00 per share Minimum Bid Price Requirement, or the MBPR, on the Nasdaq Capital Market for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(ii). In accordance with this Rule, we were provided with 180 calendar days, or until July 23, 2007, to regain compliance. As our ADSs had been consistently trading on the Nasdaq Capital Market at a price below the MBPR, we changed our ADS ratio from one ADS for one of our ordinary shares to one ADS for ten of our ordinary shares on July 23, 2007. With effect from the commencement of business on July 23, 2007, we affected a 1:10 reverse stock split (i.e. a 10:1 consolidation) of our ADRs.

ITEM 19. EXHIBITS

The following exhibits are filed as a part of this Annual Report:

1.1[1]	Memorandum of Association of DRDGOLD Limited.
1.2††	Articles of Association of DRDGOLD Limited, as amended on November 8, 2002.
1.3[1]	Excerpts of relevant provisions of the South African Companies Act.
1.4[2]	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1[1]	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2††	Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3††	Purchase Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4††	Registration Rights Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 12, 2002.
2.5††	DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
2.6††	DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.1[1]	Tribute Agreement, dated October 9, 1992, between DRDGOLD Limited and Rand Leases.
4.2[1]	Service Agreement, dated July 27, 1995, between DRDGOLD Limited and Randgold.
4.3[1]	Agreement, dated September 28, 1995, among First Wesgold Mining (Proprietary) Limited, DRDGOLD Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.
4.4[2]	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs – Republic of South Africa to DRDGOLD Limited.
4.5[3]	Deposit Agreement among DRDGOLD Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 11, 1998.
4.6[4]	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, DRDGOLD Limited, Blyvoor, Buffels and West Wits.
4.7[4]	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and DRDGOLD Limited.
4.8[4]	Lender Substitution Deed, dated August 18, 1999, between DRDGOLD Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees (Pty) Limited.
4.9[4]	A $10m Facility Agreement, dated September 10, 1999, between DRDGOLD Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.
4.10[4]	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.
4.11[4]	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.
4.12[4]	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.
4.13[4]	Guarantee and Indemnity Agreement, dated November 17, 1999, between DRDGOLD Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.
4.14[4]	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Proprietary) Limited and Buffels.
4.15[4]	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and DRDGOLD Limited.
4.16[4]	Form of Restraint Agreement.
4.17[4]	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.
4.18[5]	Form of Non-Executive Employment Agreement.
4.19[5]	Form of Executive Employment Agreement.
4.20[5]	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.
4.21[5]	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.
4.22[5]	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.
4.23[5]	Agreement, dated February 21, 2000, between DRDGOLD Limited and Western Areas Limited.

4.24[5]	Independent Auditor's Report from PricewaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.
4.25[5]	Shareholders' Agreement, dated September 29, 2000, between DRDGOLD Limited, Fraser Alexander Tailings (Proprietary) Limited and Mine Waste Solutions (Proprietary) Limited.
4.26[5]	First Addendum to the Agreement, dated November 15, 2000, between DRDGOLD Limited and Western Areas Limited.
4.27[5]	Second Addendum to the Agreement, dated December 21, 2000, between DRDGOLD Limited and Western Areas Limited.
4.28[6]	Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.
4.29[6]	Addendum to the Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.
4.30[6]	Addendum to the Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.
4.31[6]	Guarantee and Cession in Securitatem Debiti Agreement between DRDGOLD Limited and Investec Bank Limited, dated October 9, 2001.
4.32[6]	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.
4.33[6]	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and DRDGOLD Limited, dated July 16, 2001.
4.34[6]	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.
4.35[7]	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated November 1, 2000.
4.36[7]	Agreement between DRDGOLD Limited and Rand Refinery Ltd, dated October 12, 2001.
4.37[7]	Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and DRDGOLD Limited, dated June 12, 2002.
4.38[7]	Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, and Crown Gold Recoveries (Pty) Ltd and DRDGOLD Limited, dated June 12, 2002.
4.39[7]	Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd and DRDGOLD Limited, dated June 14, 2002.
4.40[7]	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and DRDGOLD Limited, dated June 12, 2002.
4.41[7]	Loan Agreement between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.
4.42[7]	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.43[7]	Memorandum of Loan Agreement No. 2 between DRDGOLD Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.44[7]	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.45[7]	Loan Agreement between Industrial Development Corporation of South Africa Ltd and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.
4.46[7]	Agreement of Loan and Pledge between DRDGOLD Limited and East Rand Proprietary Mines Limited, dated September 12, 2002.
4.47[7]	Management Services Agreement between DRDGOLD Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty) Ltd, dated October 1, 2002.
4.48[7]	Agreement amongst DRDGOLD Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated June 12, 2002.
4.49[7]	Letter Agreement between DRDGOLD Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.
4.50[7]	Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.
4.51[7]	Memorandum of Loan Agreement between DRDGOLD Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.
4.52[7]	Letter Agreement Relating to Consultancy Arrangement between DRDGOLD Limited and Nicolas Goodwin, dated October 15, 2002.
4.53[7]	Management Services Agreement between DRDGOLD Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.

4.54[7]	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.
4.55[8]	Confirmation, dated August 14, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
4.56[8]	Amendment to Confirmation, dated September 4, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
4.57[9]	Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.
4.58[9]	Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.59[9]	Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) Limited and Orogen Minerals (Porgera) Limited, dated October 14, 2003.
4.60[9]	Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.61[9]	Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.
4.62[9]	Memorandum of Agreement made and entered into between DRDGOLD Limited, West Witwatersrand Gold Mines Limited, Mogale Gold (Proprietary) Limited and Luipaards Vlei Estates (Proprietary) Limited dated June 6, 2003.
4.63[10]	Porgera Joint Venture Operating Agreement between Placer (P.N.G.) Pty Limited and Highlands Gold Properties Pty. Limited and PGC (Papua New Guinea) Pty Limited, dated November 2, 1988.
4.64[10]	Agreement of Employment between DRDGOLD Limited and Mr. D.J.M. Blackmur, dated as of October 21, 2003.
4.65[10]	Banking Facilities Agreement made and entered between DRDGOLD Limited and Standard Bank of South Africa, Limited, dated November 14, 2003.
4.66[10]	Agreement of Employment between DRDGOLD Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.
4.67[10]	Service Agreement between DRD (Isle of Man) Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.
4.68[10]	Agreement of Employment between DRDGOLD Limited and Mr. I.L. Murray, dated as of December 1, 2003.
4.69[10]	Service Agreement between DRD (Isle of Man) Limited and Mr. I.L. Murray, dated as of December 1, 2003.
4.70[10]	Subscription and Option Agreement made and entered between DRD (Isle of Man) Limited, Net-Gold Services Limited and G.M. Network Limited, dated January 26, 2004.
4.71[10]	Forward Bullion Transaction Agreements made and entered between DRDGOLD Limited and Investec Bank Limited, dated February 4, 2004, February 6, 2004, February 10, 2004, February 11, 2004 and February 12, 2004.
4.72[10]	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated June 24, 2004.
4.73[10]	Termination Agreement made and entered between DRDGOLD Limited, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.
4.74[10]	Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.
4.75[10]	Memorandum of Understanding made and entered between Buffelsfontein Gold Mines Limited, Buffelsfontein Division and The National Union of Mineworkers, The United Association of South Africa, The Mine Workers Union (Solidarity) and The South African Electrical Workers Association regarding retrenchments associated with No. 9, 10 and 12 Shafts of Buffelsfontein Division, dated August 6, 2004.
4.76[10]	CCMA Settlement Agreement made and entered between Blyvooruitzicht Gold Mining Company Limited and The United Association of South Africa, South African Equity Workers' Association, Solidarity and The National Union of Mineworkers regarding the retrenchment of up to 2,000 employees of the Blyvooruitzicht Gold Mining Company, dated September 2, 2004.
4.77[10]	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated September 15, 2004.
4.78[10]	Subscription Agreement made and entered between DRD (Isle of Man) Limited and DRDGOLD Limited, dated September 21, 2004.
4.79[10]	Common Terms Agreement of Loan made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.
4.80[10]	Facility A Loan Agreement made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.
4.81[11]	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated December 10, 2004.
4.82[11]	Subscription Agreement between DRDGOLD Limited and Baker Steel Capital Managers LLP (BSCM), dated April 7, 2005.
4.83[11]	Underwriting Agreement between DRDGOLD Limited, the Baker Steel Capital Managers LLP (BSCM) and certain underwriters, dated April 5, 2005.
4.84[11]	Memorandum of Agreement between DRDGOLD Limited, Simmer & Jack Mines Limited and Simmer & Jack Investments (Proprietary) Limited (S&J Companies), dated August 31, 2005.
4.85[11]	Cession Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd and Business Ventures Investment No. 751 (Pty) Ltd (the BVI Companies), dated July 13, 2005.

4.86[11]	Share Sale Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd (BVI 1) and Business Ventures Investment No. 751 (Pty) Ltd (BVI 2), dated July 13, 2005.
4.87[11]	Term Sheet concluded between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd (KBH), dated July 6, 2005.
4.88[11]	Facility B Loan Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited (DRDIOM), dated March 3, 2005.
4.89[11]	Convertible Loan Facility Agreement between DRDGOLD Limited and Emperor Mines Limited (Emperor), dated July 8, 2005.
4.90[11]	Agreement of Employment between DRDGOLD Limited and Mr. J.W.C. Sayers, dated as of August 10, 2005.
4.91[11]	Option Agreement entered into by and between DRDGOLD Limited and M5 Developments (Pty) Limited, dated July 21, 2005.
4.92[11]	Share Sale Agreement between DRD (Offshore) Limited, DRDGOLD Limited and Emperor Mines Limited, dated November 16, 2005.
4.93[12]	Deed of Loan, Cession, Payment and Set-Off entered into between DRDGOLD Limited, East Rand Proprietary Mines Limited, Crown Gold Recoveries (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 7, 2005.
4.94[12]	Share Sale Agreement between Business Venture Investments 750 (Pty) Ltd and DRDGOLD South African Operations (Pty) Limited, dated November 8, 2005. Share Sale Agreement between Business Venture Investments 751 (Pty) Limited and DRGOLD South African Operations (Pty) Limited, dated November 8, 2005.
4.95[12]	Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations (Pty) Limited, dated November 9, 2005**.
4.96[12]	Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African Operations (Pty) Limited, dated November 14, 2005.
4.97[12]	Subscription Agreement between DRDGOLD South African Operations (Pty) Limited and Khumo Gold SPV (Pty) Limited, dated November 18, 2005.
4.98[12]	Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited, dated November 18, 2005.
4.99[12]	Cession Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and Khumo Bathong Holdings (Pty) Limited, dated November 18, 2005.
4.100[12]	Cession Agreement between DRDGOLD Limited and The Industrial Development Corporation of South Africa Limited and Business Venture Investments No. 750 (Pty) Limited and Business Venture Investments No. 751 (Pty) Limited, dated November 18, 2005.
4.101[12]	Option Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African Operations (Pty) Limited, dated November 18, 2005.
4.102[12]	Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and East Rand Proprietary Mines Limited, dated November 18, 2005.
4.103[12]	Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 18, 2005.
4.104[12]	Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Crown Gold Recoveries (Pty) Limited, dated November 18, 2005.
4.105[12]	Shareholders' Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African Operations (Pty) Limited, dated November 24, 2005.
4.106[12]	Sale and Subscription Agreement between DRDGOLD Limited and DRD (Offshore) Limited, dated January 4, 2006.
4.107[12]	Share Sale Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated February 22, 2006.
4.108[12]	Restructure Deed between DRD (Offshore) Limited and DRD (Isle of Man) Limited and Emperor Mines Limited and Emperor Gold Mining Company Limited and Australia and New Zealand Banking Group Limited, dated February 24, 2006.
4.109[12]	Facility Agreement between DRD (Porgera) Limited and Tolukuma Gold Mines Limited and Australia and New Zealand Banking Group Limited, dated March 20, 2006.
4.110[12]	Settlement of Loans Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated March 23, 2006.
4.111[14]	Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV (Pty) Limited and the Trustees for the time being of the DRDSA Empowerment Trust dated October 10, 2006.
4.112[14]	Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited dated October 24, 2006.
4.113[14]	Three Class B Preference Share Subscription Agreements between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.

4.114[(14)]	Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA Empowerment Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.115[(14)]	Share Sale Agreement between Emperor Mines Limited and Westech Gold (Pty) Limited, dated March 22, 2007,` regarding the disposal of its Fijian assets.
4.116[(14)]	Joint Venture Interest Sale Deed – Procurement Deed between Barrick Gold Corporation, or Barrick, and Emperor Mines Limited, dated April 12, 2007.
4.117[(14)]	Subscription Agreement between Emperor Mines Limited and Barrick Gold Corporation, dated April 12, 2007.
4.118[(14)]	Joint Venture Interest Sale Deed between Barrick Gold Corporation, Barrick (Niugini) Limited, Emperor Mines Limited and DRD (Porgera) Limited dated July 19, 2007.
4.119[(14)]	Deed of Assignment and Assumption between Barrick (Niugini) Limited ("Buyer"), DRD (Porgera) Limited ("Seller"), Barrick (Goldfields PNG Holdings) Limited ("Goldfields") and Minerals Resources Enga Limited ("MRE") (collectively "the parties") dated July 19, 2007.
4.120[(14)]	Memorandum of Agreement between Anglo Gold Ashanti Limited, Friedshelf 849 (Proprietary) Limited (renamed Ergo Mining (Pty) Limited), DRDGOLD South African Operations (Pty) Limited and Mintails SA (Pty) Limited, dated August 6, 2007.
4.121[(14)]	Merger Implementation Deed between Emperor Mines Limited and Intrepid Mines Limited, dated September 18, 2007.
4.122[(14)]	Mandate for the Placement of DRD (Offshore) Limited's 78.72% Shareholding in Emperor Mines Limited, dated September 28, 2007.
4.123[(14)]	Term Sheet for the joint venture agreement entered into by Acorn Gold (Proprietary) Limited, DRDGOLD Limited, Durban Roodepoort Deep (Proprietary) Limited, Friedshelf 850 (Proprietary) Limited, Geotorm Investments Limited, Kgosi Resource Management (Proprietary) Limited, Minerals and Mining Reclamation Services (Proprietary) Limited, Mintails SA (Proprietary) Limited, West Witwatersrand Gold Mines Limited, West Witwatersrand Holdings Limited, West Wits Mining Limited, West Wits Mining SA (Proprietary) Limited, dated November 9, 2007.
8.1[(14)]	List of Subsidiaries.
12.1[(14)]	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2[(14)]	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1[(14)]	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2[(14)]	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1[(10)]	Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2004 and 2003.
15.2[(11)]	Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2005, 2004 and 2003.
15.3[(13)]	Crown Gold Recoveries (Pty) Limited Unaudited Consolidated Financial Statements for the period ended December 1, 2005 and the years ended June 30, 2005 and 2004.
15.4[(13)]	Emperor Mines Limited Unaudited Consolidated Financial Statements for the period ended April 6, 2006 and the years ended June 30, 2005 and 2004.
16.1[(11)]	Emperor Mines Limited Consolidated Financial Statements for the years ended June 30, 2005 and 2004.

_____

[(1)] Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.
[(2)] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.
[(3)] Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.
[(4)] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.
[(5)] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.
[(6)] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.
[(7)] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
[(8)] Incorporated by reference to Amendment No. 4 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
[(9)] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003.
[(10)] Incorporated by reference to Amendment No. 3 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004.
[(11)] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2005.
[(12)] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.
[(13)] Incorporated by reference to Amendment No. 1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.
[(14)] Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By: /s/ J.W.C. Sayers
       J.W.C. Sayers
       Chief Executive Officer

By: /s/ J.H. Dissel
       J.H. Dissel
       Acting Chief Financial Officer

Date: December 14, 2007